As confidentially submitted to the Securities and Exchange Commission on August 7, 2026, pursuant to the Jumpstart Our Business Startups Act. This Amendment No. 2 to draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[●]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Bogd FT Limited
(Exact name of registrant as specified in its charter)

Cayman Islands	6029	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Bodi Tower, Jigjidjav St 3
Sukhbaatar Square
Ulaanbaatar 15160
Mongolia

+976 7577 1199

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

c/o [Agent of Service]
[Address]
+1 [Telephone]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Henry Yin, Esq. Benjamin Yao, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place Central, Hong Kong SAR (852) 3923-1111	F. Holt Goddard, Esq. Patrick MacMurray, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 (212) 407-0000	Barry I. Grossman, Esq. Sarah E. Williams, Esq. Joseph A. Smith, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 (212) 370-1300

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS DATED [●], 2026

Bogd FT Limited

[●] Ordinary Shares

This is an initial public offering (the “Offering”) of the ordinary shares, $0.0001 par value per share (“Ordinary Shares”) of Bogd FT Limited (“Bogd Cayman”, “we”, or the “Company”). This offering is being conducted on a firm commitment basis our Ordinary Shares. Prior to this Offering, there has been no public market for our Ordinary Shares. We expect the initial public offering price will be in the range of $[●] to $[●] per Ordinary Share. We have reserved the symbol “BOGD” for purposes of listing our Ordinary Shares on the NYSE American and plan to apply to list our Ordinary Shares on the NYSE American. However, there is no assurance that such application will be approved, and if our application is not approved by the NYSE American, this Offering cannot be completed.

Upon completion of this Offering, Bogd Cayman will have [●] Ordinary Shares issued and outstanding (or [●] Ordinary Shares if the underwriters exercise their over-allotment option to purchase additional Ordinary Shares in full).

Upon the completion of this Offering, we will be a “controlled company” as defined under NYSE American LLC Company Guide, because Bogd Global Partners LLC will beneficially own approximately [●]% of our then-issued and outstanding Ordinary Shares, and will be able to exercise approximately [●]% of the total voting power of our issued and outstanding Ordinary Shares immediately after the consummation of this Offering, assuming the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares. Bogd Global Partners LLC will have the ability to control matters requiring shareholder approval, including the election of directors, amendments of organizational documents and approvals of major corporate transactions. For further information, see “Principal Shareholders.” For more detailed description of risks related to being a “controlled company,” see “Risk Factors — Risks Relating to Our Company — We will be a “controlled company” within the meaning of the NYSE American LLC Company Guide and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

As a holding company, we rely on dividends paid by our Operating Subsidiary for its cash requirements, including funds to pay any dividends and other cash distributions to shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our Operating Subsidiary.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 8 to read about factors you should consider before buying our Ordinary Shares.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary — Implications of Our Being an “Emerging Growth Company” and a “Foreign Private Issuer”.”

	Per Ordinary Share		Total
Initial public offering price	$	[●]	$	[●]
Underwriting discounts and commissions(1)	$	[●]	$	[●]
Proceeds, before expenses, to us(2)	$	[●]	$	[●]

(1)	We have agreed to pay the underwriters a fee equal to (i) 7.0% of the gross proceeds of the Offering from investors introduced by the underwriters and (ii) 4.0% of the gross proceeds of the Offering from investors introduced by us. See “Underwriting” for additional disclosure regarding underwriting compensation payable by us.
(2)	Does not include a non-accountable expense allowance equal to 0.5% of the gross proceeds of this Offering, payable to the underwriters, or the reimbursement of certain expenses of the underwriters. For a description of the other terms of compensation to be received by the underwriters, see “Underwriting.”

We have granted the underwriters an option, exercisable for forty-five (45) days following the closing of this Offering, to purchase up to an additional fifteen percent (15.0%) of the Ordinary Shares offered in this Offering on the same terms to cover over-allotments, if any.

The underwriters expect to deliver the Ordinary Shares against payment in U.S. dollars to purchasers on or about [●], 2026.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

D. Boral Capital

Prospectus dated [●], 2026

i

About this Prospectus

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Ordinary Shares is made to the public in Cayman Islands. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Unless otherwise indicated, information contained or incorporated by reference in this prospectus concerning our industry, including our general expectations and market opportunity, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. In addition, assumptions and estimates of our and our industry’s future performance are necessarily uncertain due to a variety of factors, including those described in “Risk Factors” beginning on page 8 of this prospectus. These and other factors could cause our future performance to differ materially from our assumptions and estimates.

For investors outside the United States: We have not done anything that would permit the offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities described herein and the distribution of this prospectus outside the United States.

Bogd Cayman is incorporated under the laws of the Cayman Islands as an exempted company with limited liability and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the Securities and Exchange Commission (“SEC”) we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Our financial statements are prepared and presented in accordance with the International Financial Reporting Standards (“IFRS”). Our historical results do not necessarily indicate our expected results for any future periods.

ii

Other Pertinent Information

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“Amended and Restated Articles of Association” refers to the amended and restated articles of association of Bogd FT Limited to be adopted by Bogd FT Limited conditional upon and with effect from the date on which the Registration Statement becomes effective;

●	“Amended and Restated Memorandum of Association” refers to the amended and restated memorandum of association of Bogd FT Limited to be adopted by Bogd FT Limited conditional upon and with effect from the date on which the Registration Statement becomes effective;

●	“Amended and Restated Memorandum and Articles of Association” refers to the Amended and Restated Memorandum of Association and the Amended and Restated Articles of Association;

●	“Articles of Association” are to the articles of association of Bogd FT Limited that are currently in effect, adopted on January 21, 2026;

●	“Bogd Bank JSC”, “Bogd Bank”, the “Bank”, or “Operating Subsidiary” are to Bogd Bank joint stock company, a commercial bank organized under the laws of Mongolia and our wholly owned operating subsidiary;

●	“Bogd Cayman”, “we”, “our”, or, the “Company”, are to Bogd FT Limited, an exempted company with limited liability incorporated in the Cayman Islands on January 21, 2026;

●	“Bogd SG” are to Bogd FT Holdings Pte. Ltd., a Singapore company incorporated under the laws of Singapore and our direct subsidiary;

●	“BOM” are to Bank of Mongolia, the central bank of Mongolia;

●	“Controlling Shareholder” are to Bogd Global Partners LLC;

●	“FRC” are to Financial Regulatory Commission of Mongolia;

●	“IFRS” are to the International Financial Reporting Standards, as issued by the International Accounting Standards Board;

●	“Memorandum” are to the memorandum of association of Bogd FT Limited that are currently in effect, adopted on January 21, 2026;

●	“Memorandum and Articles of Association” refers to the Memorandum and the Articles of Association;

●	“MNT” and “Tugriks” are to Togrogs, the lawful currency of Mongolia;

●	“Ordinary Shares” are to the ordinary shares of Bogd FT Limited with a par value of US$0.0001 each, and each carrying one vote;

●	“SEC” refers to the United States Securities and Exchange Commission; and

●	“U.S. dollars” and “US$” are to United States dollars;

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Our business is conducted in Mongolia by us through our subsidiary, Bogd Bank JSC, using both Mongolian Tugrik, the currency of Mongolia, and U.S. dollars. Our consolidated financial statements are presented in United States dollars. In this prospectus, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of Mongolian Tugrik to United States dollars, where applicable, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

iii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares, discussed under “Risk Factors” before deciding whether to buy our Ordinary Shares. This prospectus also contains information and statistics relating to macroeconomy and the industries in which we operate which are derived from various publications issued by market research companies and governmental entities, and have not been independently verified by us, the underwriters or any of their respective affiliates or advisers.

Overview

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels in Mongolia. Since our founding in 2014, we have been working towards bringing increasingly modern products and services to our Mongolian customers, with a mission of becoming the leading Mongolian bank of the 21st century. Apart from traditional banking products and services, we offer insurance brokerage, foreign exchange transactions, and banking guarantee (letter of credit) issuance.

Our total assets as of the year ended December 31, 2025 was MNT 1,371.83 billion. The Tier 1 capital of Bogd Bank, as of the year ended December 31, 2025, was MNT 207.05 billion and our net profit as of the year ended December 31, 2025 was MNT 50.11 billion. Under Mongolian Law, Tier 1 capital consists of: (i) common shares; (ii) additional paid-in capital of common shares (share premium); (iii) retained earnings/losses; and (iv) general reserve fund.

Moody’s Investors Service (“Moody’s”) has assigned the Bank a Baseline Credit Assessment (“BCA”) of b2. The BCA represents an opinion by Moody’s of an entity’s standalone or intrinsic financial strength and credit risk and does not constitute a rating of any specific debt instrument, deposit or security.

A b2 Baseline Credit Assessment reflects Moody’s assessment of the Bank’s standalone credit profile, incorporating both the structural characteristics of its operating environment and credit supportive factors such as sound profitability, solid capitalization and a well managed liquidity position. According to Moody’s explanation of its classifications, issuers assessed in the “b” category are judged to have speculative intrinsic, or standalone, financial strength, and are subject to high credit risk absent any possibility of extraordinary support from an affiliate or a government, whilst the modifier “1” and “2” generally refer to the rankings within the category, with the modifier “1” representing that the obligation ranks in the higher end of its generic assessment category, and the modifier “2” indicating a mid-range ranking.

The Bank’s BCA of b2, and Long-Term Counterparty Risk Rating (“CRR”) of B1 is in line with Moody’s baseline credit assessments of a range of commercial banks operating in Mongolia, including banks of varying sizes and systemic importance, and is also on par with Mongolia’s sovereign credit rating. For example, Trade and Development Bank, Golomt Bank and XacBank have been assigned a Long-Term CRR of B1 each. The peer group was determined based on similarities in domestic market focus, business models, funding structures predominantly reliant on customer deposits, and exposure to the same macroeconomic and regulatory environment. The Bank’s Long-Term CRR was subsequently upgraded from B2 to B1 in 2025, reflecting an improvement in the Bank’s standalone credit profile.

Our primary business consists of commercial banking operations for retail and corporate customers. Our commercial banking operations for retail customers consist of retail lending, deposit taking, international remittances, brokerage of insurance products and other fee-based products and services. We provide a range of commercial banking products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange to individuals, middle market companies, and small and medium enterprises. We also offer agricultural and rural banking products. We earn interest and fee income from our commercial banking operations. We deliver our products and services through a variety of channels, including bank branches, automated teller machines (“ATMs”), call centers, internet and mobile phones. We had a network of 17 branches and 8 ATMs in Mongolia as of December 31, 2025.

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange products and services for corporate customers.

Corporate Information

Our principal executive offices are located at Bodi Tower, Jigjidjav St 3, Sukhbaatar Square, Ulaanbaatar 15160, Mongolia, and our phone number is +976 7577 1199. We maintain a corporate website at www.bogdbank.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

Corporate Structure

The following chart summarizes our corporate legal structure and identifies our subsidiaries as of the date of this prospectus, and upon the completion of the Offering.

Pre - IPO Luvsanvandan Boldkhuyag Luvsanvandan Bold 50% 50% Bogd Global Partners LLC (Mongolia) Public Minority Shareholders BOGD FT LIMITED (Cayman Islands) ("Bogd Cayman") 79.5% 10.2% BOGD FT HOLDINGS PTE. LTD. (Singapore) ("Bogd SG") 100% Bogd Bank JSC (Mongolia) ("Bogd Bank") [99.8]% (1) Executive officer ownership: Mr. Saruul Ganbaatar, a director of the Company, directly owns approximately 5.15% of the ou tst anding shares of the Company. Mr. Boldkhuyag Luvsanvandan , the controlling shareholder and a director of the Company, holds his interest indirectly through Bogd Global Partners LLC. Mr. Luvsanvandan's ultimate beneficial ownership interest in the Company is approximately 39.7%. Saruul Ganbaatar 5.1% Gem International LLC 5.2%

Post-IPO

Luvsanvandan Boldkhuyag
Luvsanvandan Bold
50%
50%
Bogd Global Partners LLC (Mongolia)
Saruul Ganbaatar
Gem International LLC
Public Minority Shareholders
IPO Investors
[*]%
[*]%
[*]%
[*]%
[*]%
BOGD FT LIMITED
(Cayman Islands)
("Bogd Cayman")
100%
BOGD FT HOLDINGS PTE. LTD.
(Singapore)
("Bogd SG")
[99.8]%
Bogd Bank JSC
(Mongolia)
("Bogd Bank")

Post - IPO Luvsanvandan Boldkhuyag Luvsanvandan Bold 50% 50% Bogd Global Partners LLC (Mongolia) Public Minority Shareholders IPO Investors BOGD FT LIMITED (Cayman Islands) ("Bogd Cayman") [*]% [*]% [*]% BOGD FT HOLDINGS PTE. LTD. (Singapore) ("Bogd SG") 100% Bogd Bank JSC (Mongolia) ("Bogd Bank") [99.8]% Saruul Ganbaatar [*]% Gem International LLC [*]%

For more details on our corporate history, please refer to “Our History and Structure.”

Summary of Risk Factors

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Relating to Our Business

●	If we are unable to effectively maintain the quality of our loan portfolio, our business, financial condition and results of operations may be materially and adversely affected.

●	Our funding is primarily short-term and depositors may not roll-over deposited funds upon maturity.

●	Failure to implement and maintain an effective system of financial reporting and internal controls may materially and adversely affect our ability to accurately or timely prepare financial information.

●	Our Controlling Shareholder and related parties may exercise influence over certain of our affairs and may have interests which differ from ours.

●	We have engaged in transactions with related parties, may continue to do so in the future, and the terms of these transactions may not be on an arm’s-length basis and could create conflicts of interest.

●	Our allowances for doubtful accounts may prove inadequate.

●	We operate in Mongolia, where credit risks and counterparty exposure experienced by banks may be greater than in more developed countries.

●	The value of our collateral may be overstated and may decline in the future.

●	Competition in the Mongolian banking industry is intense, and our growth strategy depends in part on our ability to compete effectively.

●	We may be unable to obtain sufficient external financing to support our operations or to grow our business.

●	We are required by the BOM to maintain minimum levels of capital and liquidity.

Risks Relating to the Mongolian Banking Industry

●	If we fail to fully comply with the various regulatory requirements applicable to us including the Banking Law of Mongolia, we may face regulatory action, our reputation could be harmed and our business, financial condition and results of operations could be materially and adversely affected.

●	The Mongolian system for the reporting of credit information is underdeveloped and evolving.

●	The Mongolian banking system is underdeveloped, and the regulations governing banks are evolving.

●	Guidelines for non-performing loan classifications and provisioning in Mongolia require subjective determinations and may be less stringent than regulations in other jurisdictions.

Risks Relating to Doing Business in Mongolia

●	Mongolia’s economy has experienced recent periods of slow or negative growth.

●	The Mongolian economy depends heavily on agriculture and commodities for growth, which are cyclical in nature, and is particularly vulnerable to fluctuations in commodity prices.

●	The Mongolian economy is heavily dependent on its export trade and, in particular, relies on the People’s Republic of China (“PRC”) as its main export market. Any decrease in the level of demand in the PRC for exports from Mongolia will affect the Mongolian economy.

●	Mongolia has experienced and may continue to experience political and social instability.

●	It may not be possible for investors to effect service of process or to enforce certain judgments on us.

●	A decline in Mongolia’s foreign exchange reserves could affect liquidity and interest rates in the Mongolian economy.

●	Mongolia may be subject to periods of high inflation, which could have a material adverse effect on Mongolia’s economy.

Risks Relating to Ownership of Our Securities and this Offering

●	An active trading market for our Ordinary Shares may not develop and the trading price for our Ordinary Shares may fluctuate significantly.

●	The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your Ordinary Shares at or above the public offering price.

●	Assuming our Ordinary Shares are listed on the NYSE American, we cannot assure you that we will be able to meet the continued listing standards of the NYSE American in the future.

●	Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

Risks Relating to Our Corporate Structure

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	We are a foreign private issuer and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer.

●	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

●	We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

●	We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

●	Our management team has limited experience managing a public company listed in the U.S.

●	Judgments obtained against us by our shareholders may not be enforceable.

●	For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

Transfer of Cash to and from our Operating Subsidiary

The Company is permitted under the laws of the Cayman Islands and its Memorandum and Articles of Association, as amended from time to time, to provide funding to its subsidiaries from time to time through loans or capital contributions.

Implications of Our Being an “Emerging Growth Company” and a “Foreign Private Issuer”

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”). An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our independent registered accounting firm on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting for two years.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”), or such earlier time that we no longer meet the definition of an emerging growth company.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.235 billion; (ii) the last day of the fiscal year during which the fifth anniversary of the date of this Offering occurs; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.00 billion in non-convertible debt securities during any three-year period.

Upon completion of this Offering, we will report under the Exchange Act  as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act imposing liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

Implications of Being a Controlled Company

Upon completion of this Offering, our Controlling Shareholder, Bogd Global Partners LLC, will be able to exercise [●]% of our total voting power of our issued and outstanding Ordinary Shares, assuming that the underwriters do not exercise their option to purchase additional Ordinary Shares. Bogd Global Partners LLC will have the ability to control matters requiring shareholder approval, including the election of directors, amendments of organizational documents and approvals of major corporate transactions. We will be a “controlled company” as defined under the NYSE American LLC Company Guide because our Controlling Shareholder will hold more than 50% of the voting power for the election of directors. Although we do not intend to rely on the “controlled company” exemptions under the NYSE American LLC Company Guide even if we are deemed to be a “controlled company,” we could elect not to comply with certain corporate governance requirements in the future. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

THE OFFERING

Securities offered by us	[●] Ordinary Shares

Over-allotment option	We have granted the underwriters an option, exercisable for 45 days from the closing of this Offering, to purchase up to an aggregate of [●] additional Ordinary Shares at the initial public offering price, less underwriting discounts.

Price per Share	We currently estimate that the initial public offering price will be in the range of $[●] to $[●] per Ordinary Share.

Ordinary Shares outstanding prior to completion of this Offering	[●] Ordinary Shares. See “Description of Share Capital” for more information.

Ordinary Shares outstanding immediately after this Offering	[●] Ordinary Shares, assuming no exercise of the underwriters’ over-allotment option; [●] Ordinary Shares assuming full exercise of the underwriters’ over-allotment option.

Listing	We will apply to have our Ordinary Shares listed on the NYSE American.

Proposed Ticker symbol	“BOGD”

Transfer Agent	[●]

Use of proceeds	We intend to use the proceeds from this Offering for the following purposes: (i) approximately [70]%, or $[●], of the net proceeds to support our lending activities, both domestically and in selected regional markets within Central Asia, (ii) approximately [20]%, or $[●], of the net proceeds for investments in technology, and (iii) approximately [10]%, or $[●], of the net proceeds for sales channel development and expansion. See “Use of Proceeds” on page 35 for more information.

Lock-up	We, our directors and officers and holders of 1% or more of our outstanding Ordinary Shares have agreed, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of 180 days after the closing of this Offering. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk factors	The Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors” beginning on page 8 for a discussion of factors to consider before deciding to invest in our Ordinary Shares.

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Relating to Our Business

If we are unable to effectively maintain the quality of our loan portfolio, our business, financial condition and results of operations may be materially and adversely affected.

As a commercial bank, one of our key business activities is lending activities. Any lending activity is exposed to credit risk arising from the risk of default by borrowers. Our total loans and advances to customers increased from MNT579.78  billion (US$169.15 million) as of December 31, 2024 to MNT649.99 billion (US$182.75 million) as of December 31, 2025. As of December 31, 2024 and 2025, our default ratios were 2.49% and 2.25%, respectively. A number of factors affect our ability to monitor, control and reduce defaults. Some of these factors, including macroeconomic developments in the Mongolian economy, movements in global commodity markets, global competition, interest rates, exchange rates and outbreak of disasters or major accidents in Mongolia or other regions, are not within our control. All of these may adversely affect the businesses, operations, or liquidity of our customers, counterparties or ultimate financing parties of our business, as a result of which, we may not be able to realize the value of relevant collateral, or guarantees securing its assets. For example, falling commodity prices, slower GDP growth, fluctuating levels of foreign direct investment and depreciation of the Tugrik against foreign currencies may cause certain customers to experience difficulties repaying their loans in foreign currencies, leading to an increase in our default ratio.

We have adopted measures to control our risk exposure to our loan portfolio, including implementing credit exposure limits on our loans to customers and strengthening our credit monitoring mechanism. See “Business — Risk Management” on page 90. We cannot assure you that these measures will always be sufficient to mitigate risks associated with defaults or that the overall quality of our loan portfolio will not deteriorate in the future. Any significant deterioration in our asset quality may lead to significant increase in our defaults, credit loss allowance and write-off due to impairment, which may materially and adversely affect our business, financial condition and results of operations. If we are not able to control the absolute levels, as well as the percentage relative to our total loan portfolio, of defaults, or if there is a significant increase in our restructured loans, our business, financial condition and result of operations could be materially and adversely affected.

Our funding is primarily short-term and depositors may not roll-over deposited funds upon maturity.

We receive a significant portion of our funding from deposits from our corporate and retail customers and our deposit funding represents one of our lowest-cost funding channels. Our funding needs are satisfied from short-term sources, primarily in the form of customer deposits. As of December 31, 2024 and 2025, 96.25% and 95.46%, respectively, of our total deposits from customers were due within one year, or were payable on demand. Such deposits may not continue to be a stable source of funding for us. In the event we cannot attract or retain sufficient deposits or if a substantial number of our depositors withdraw their demand deposits or do not roll-over their term deposits upon maturity, our ability to meet capital and other liquidity requirements could be adversely affected and we may be unable to fund our loan growth and may be required to seek alternative sources of short-term or long-term funding. We cannot assure you as to the availability of such funding or the terms of such funding. To the extent we are unable to obtain sufficient funding on acceptable terms or at all, our business, financial condition and results of operations may be materially and adversely affected. In addition, if the amount of our loans were to increase in excess of the increase in our deposits, the loans to deposits ratio could rise and this could have a material adverse effect on our liquidity position and hence the price of our Ordinary Shares.

We are subject to extensive supervision and approval requirements by the BOM, which may limit our ownership and governance rights in the Operating Subsidiary and adversely affect public shareholders.

We are an influential shareholder of the Bank and are subject to approval and ongoing supervision by the BOM with respect to our ownership interest in the Bank.

We require BOM approval to become or remain an influential shareholder of the Bank, or to change the size or structure of our shareholding. Although we have obtained such approval from the BOM, if such approval is not maintained, Mongolian law provides that (i) our shares in the Bank will not carry voting rights, or dividend rights, (ii) the value of such unapproved shares may be deducted from the Bank’s capital and we may be required to dispose of such shares within a prescribed period, and (iii) any votes cast by us at meetings of the Bank’s shareholders may be deemed invalid, with shareholder resolutions nonetheless becoming effective based on the votes of compliant shareholders.

Separately, BOM approval is required for the appointment and election of members of the Bank’s board of directors. If BOM approval is not granted for a proposed director, that individual cannot be appointed or continue to serve on the Bank’s board.

Although these approval and supervisory powers are exercised at the level of the Bank, their application could materially limit our ability to exercise effective ownership and governance over the Bank, delay or prevent changes to the Bank’s board, restrict or eliminate dividends payable to us, adversely affect our financial condition, and limit our ability to pay dividends to, or otherwise protect the interests of, our public shareholders.

Failure to implement and maintain an effective system of financial reporting and internal controls may materially and adversely affect our ability to accurately or timely prepare financial information.

Our internal controls over financial reporting are intended to ensure that we maintain accurate records, promote accurate and timely reporting of our financial information, maintain adequate control over our assets, and detect unauthorized acquisition, use or disposition of our assets. Effective internal and disclosure controls are necessary for us to provide reliable financial reports and to operate successfully as a business. Our management is responsible for establishing and maintaining adequate internal controls. If our financial and reporting procedures and internal controls do not keep pace with our growth and the applicable financial reporting framework, we may not be able to prepare financial information in a timely and accurate manner. This includes the implementation of internal controls by management to ensure that our financial statements are prepared in accordance with IFRS or other applicable financial reporting standards. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with IFRS. A failure by the Bank to implement and maintain effective internal controls, could result in material misstatements in its financial statements or failure to prepare interim and/or annual financial information in a timely manner, which may cause a need to restate financial statements or result in a loss of confidence in its reported financial information, which in turn and could have a negative impact on our access to external financing, and potentially its business and results of operations.

Our Controlling Shareholder and related parties may exercise influence over certain of our affairs and may have interests which differ from ours.

As of the date of this prospectus, our Controlling Shareholder holds [●]% of our total issued and outstanding Ordinary Shares, representing [●]% of our voting power, and will hold [●]% of our total issued and outstanding Ordinary Shares (each with one vote), representing [●]% of our total voting power, upon consummation of this Offering, assuming that the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares. See “Principal Shareholders.” As such, our Controlling Shareholder is therefore able to exert significant influence on our strategic direction, business and operations and direct the outcome of corporate actions requiring shareholders’ approval, including the election of directors, the amendment of our Memorandum and Articles of Association, the amount and timing of dividends and other distributions and other significant corporate actions. The strategic goals and interests of our Controlling Shareholder may not be aligned with our strategy and interests and could reduce the level of management flexibility that would otherwise exist with a more diversified shareholder base. In addition, in the normal course of business, we enter into transactions with entities under common control, which are companies controlled by our Controlling Shareholder, or in which our Controlling Shareholder has significant influence. See “Related Party Transactions.” We cannot assure you that our Controlling Shareholder will exercise influence over us in a manner that is in our best interests and those of our other shareholders and creditors. The concentration of ownership and voting power may cause transactions to occur in a way that may not be beneficial to you as a holder of our Ordinary Shares in this Offering. Conflicts of interest may arise between our Controlling Shareholder or any of its controlling shareholders and us in a number of areas relating to our past and ongoing relationships.

We have engaged in transactions with related parties, may continue to do so in the future, and the terms of these transactions may not be on an arm’s-length basis and could create conflicts of interest.

During our operations, we have had certain transactions and balances with related parties, as set out under the “Related Party Transactions” section on page 130 of this prospectus. These transactions include loans, deposits, services and financial guarantees involving beneficial owners of the Company, their immediate family members and key management personnel. These transactions could present, or be perceived to present, a conflict of interest, and we cannot assure you that their terms are the same as or more favorable than those we could have achieved in a transaction with an unaffiliated third party on a purely arm’s-length basis.

Our allowances for doubtful accounts may prove inadequate.

Our defaults represented 2.49% and 2.25% of our total loans as of December 31, 2024 and 2025, respectively. Our charge of credit loss in 2024 was MNT 1.15 billion (US$0.33 million), and our reversal of credit loss in 2025 was MNT 1.23 billion (US$ 0.34 million). The amount of our credit loss allowance is based on our assessment of various factors affecting the quality of our loan portfolio. These factors include our borrowers’ operational and financial condition, their repayment ability and intention and macroeconomic factors. Many of these factors are beyond our control, and therefore our assessment of, and expectations for, these factors may differ from their future development. We cannot assure you that we will not be required to make significant additional allowances for doubtful accounts in future periods if we experience higher than anticipated loan defaults and delinquencies due to increased credit losses resulting from, among other things, ineffective collection management, discrete events adversely affecting specific customers or businesses or adverse changes in the economy, which could in turn materially and adversely affect our business, financial condition and results of operations.

We operate in Mongolia, where credit risks and counterparty exposure experienced by banks may be greater than in more developed countries.

Our principal business includes lending to or deposits from our Mongolia-based customers. Therefore, our continued growth depends to a large extent to the continued growth of the Mongolian economy. We are subject to the credit risk of our borrowers, who may not pay interest or repay principal on their loans in a timely fashion or at all. The credit risk of our borrowers may be higher than in more developed countries primarily due to (i) the perceived greater uncertainty in the Mongolian regulatory, political, economic and industrial environment, (ii) the level of foreign debt of the government of Mongolia and Mongolian companies relative to Mongolia’s GDP and (iii) the volatility of interest rates and Tugriks to U.S. dollar exchange rates. Higher credit risk has a material adverse effect on the quality of loan portfolios and exposes Mongolian banks, including us, to potential losses and risks that may be higher than for banks operating in more developed countries. Such losses, if material, would have a material adverse effect on our business, financial condition and results of operations.

Economic difficulties in Mongolia that have a material adverse effect on Mongolian consumers could result in reduced growth and deterioration in the credit quality of our personal loan portfolio. For example, a rise in unemployment, an increase in interest rates in Mongolia or inflationary pressures could have a material adverse impact on the ability of borrowers to make timely payments of interest or repayment of principal on their loans and could increase the likelihood of defaults, while reducing overall demand for personal loans. In addition, the number of loan accounts may be negatively affected by declines in household income, public concerns about unemployment or other adverse macroeconomic factors.

Increased competition arising from economic liberalization in Mongolia, variable industrial growth, volatile prices of Mongolia’s exports, the high level of debt in the financing of projects and capital structures of companies in Mongolia and high interest rates in Mongolia may reduce the profitability of some of our customers, thereby increasing the credit risk associated with loans we extend to such customers. Additionally, any adverse change in the economic development of or any significant natural disaster or catastrophic event occurring in Mongolia, or any material adverse change in the financial condition of our customers in Mongolia could cause instability for the banking sector, thereby increasing our credit risks.

The value of our collateral may be overstated and may decline in the future.

A substantial portion of our loans were secured by mortgages, pledges and guarantees. We generally accept collateral, including cash or cash equivalent, gold, land, real estate, machinery, stock, receivables and other assets. The value of the collateral securing our loans may fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting the Mongolian economy. We cannot assure you that the realized value of the collateral would be adequate to cover our loans. An economic downturn or inflationary pressures could result in a fall in our relevant collateral values. In particular, a downturn in the real estate market may result in the principal amount of certain loans exceeding the value of the underlying real estate collateral. Our collateral may be over-valued and not accurately reflect our liquidation value, which is the maximum amount we are likely to recover from a sale of collateral, less expenses of such sale. In addition, some of the valuations in respect of the collateral may be outdated or may not accurately reflect the value of the collateral. In certain instances, where there are no purchasers for a particular type of collateral, such collateral may be worthless.

Any decline in the value of the collateral securing our loans, including with respect to any future collateral we take, would mean that our loan loss provisions may be inadequate and require an increase in such provisions. We cannot assure you that the collateral securing any particular loan will protect us from suffering a partial or complete loss if the loan becomes default. Any increase in our provisions would adversely affect our capital adequacy ratio and otherwise adversely affect our business, financial condition and results of operations.

Competition in the Mongolian banking industry is intense, and our growth strategy depends in part on our ability to compete effectively.

We are subject to significant levels of competition in all areas of our business from a number of other Mongolian banks, and non-bank finance institutions, including competitors which, in some geographical areas and areas of business, have a greater market share and greater name recognition than us. As of December 31, 2025, the Mongolian financial sector comprised 12 commercial banks, 11 of which were privately owned and one was state-owned. Moreover, in Mongolia, the number of fintech based non-bank financial institutions has increased significantly in recent years. The competition between banks, financial firms and fintech companies is becoming increasingly fiercer. Although non-bank financial institutions have relatively smaller market share, they may pose a threat to commercial banks, and even market leaders like us. In the future, we may face increased competition from other financial institutions offering a wider range of commercial banking services, including those that are digitally based and that have larger lending limits, greater financial resources and stronger balance sheets. Increased competition may arise from:

●	other large Mongolian banking and financial institutions with significant presence in Ulaanbaatar and large country-wide branch networks;

●	our inability to open more branches and to provide banking and financial services if the BOM and the Financial Regulatory Commission of Mongolia (the “FRC”) do not provide the required approvals;

●	foreign banks, due to, among other things, relaxed standards permitting large foreign banks to open branch offices or to invest in other domestic banks that have extensive branch networks;

●	domestic banks entering into strategic alliances with foreign banks with significant financial and management resources;

●	emerging non-bank financial institutions increasing their market shares through innovation and accelerating the transition to digital business models, which may undermine our market leading position;

●	consolidation in the banking sector involving domestic and foreign banks, driven in part by the gradual removal of foreign ownership restrictions; and

●	fintech based non-bank financial institutions that provide superior digital solutions with respect to consumer lending, payments, currency trading and other e-services.

We cannot assure you that we will be able to compete effectively or at all in the face of such increased competition.

We may be unable to obtain sufficient external financing to support our operations or to grow our business.

We require a substantial amount of cash for our operations, including for the extension of credit to our customers through our principal lending activities and for the expansion of certain business segments. To satisfy our liquidity and other funding requirements, we may need to issue additional equity or debt securities in the Mongolian or international capital markets or otherwise incur additional borrowings. In addition, as part of our efforts to reduce funding costs and establish a stable capital structure, we intend to continue to maintain diverse sources of funding, which includes the reduction of our reliance on short-term borrowings. Our ability to rely on alternative sources of funding will depend on our financial position and the liquidity of the Mongolian and international capital markets as well as the government’s policies regarding domestic and foreign currency borrowings. Our failure to obtain sufficient financing on commercially reasonable terms or at all could delay or limit our ability to pursue our business expansion and diversification strategies, which could materially and adversely affect our business, financial condition and results of operations.

We are required by the BOM to maintain minimum levels of capital and liquidity.

We are required by the BOM to maintain a minimum liquidity ratio of 25.0% and a minimum capital adequacy ratio of 12.0%. As of December 31, 2025, the minimum capital adequacy ratio for systemically important banks was 13.0% for Tier I capital ratio and 12.0% for the total capital, complied based on total Tier 1 capital and total assets as adjusted for their risk by regulation of BOM. Our liquidity ratio is calculated as the ratio of our liquid assets (for example, cash on hand and deposits and placements with banks and other financial institutions) to our liabilities (for example, deposits from customers and deposits and placements of banks and other financial institutions). Our capital adequacy ratio is calculated as the ratio of our total Tier I capital (for example, common stock and retained earnings) and Tier II capital (for example, preferred stock and subordinated debt) to our total risk weighted assets (including our total assets, off-balance sheet assets and foreign currency risk). Our liquidity ratio was 30.42% and 30.78% as of December 31, 2024 and 2025, respectively. Our capital adequacy ratio was 21.20% and 22.69% as of December 31, 2024 and 2025, respectively.

Our ability to support and grow our business would be limited by a declining liquidity ratio or capital adequacy ratio. In addition, if we fail to maintain the required minimum liquidity or capital adequacy ratios, the BOM may impose penalties or revoke our banking license. No assurance can be given that our financial condition and other sources of capital will be sufficient to keep our liquidity and capital adequacy ratios above the minimum required amounts.

We may not be able to successfully implement our product expansion and business diversification strategies.

We will continue to expand the range of our products and services in the future. Expansion of our business activities to offer new financial products and services as well as investing in developing our digital platform and fintech products and e-services exposes us to a number of risks and challenges, including, among others, the following:

●	new business activities may require greater marketing and compliance costs than our traditional services;

●	new business activities may have lower growth or profit potential than we anticipate, and we cannot assure you that new business activities will become profitable at the level we forecast or at all;

●	we may fail to identify and offer attractive new services in a timely fashion;

●	our competitors may have substantially greater experience and resources for the new business activities we wish to commence, particularly the number of fintech based non-bank financial institutions in Mongolia has increased significantly in recent years, and we may not be able to attract customers from our competitors;

●	we may need to hire or retrain personnel to conduct and supervise new business activities; and

●	we may need to enhance our information technology capabilities and actively cooperate with fintech and digital developers to introduce digital solutions and support a broader range of activities.

New business endeavors may require experience, knowledge and expertise which differ from those used in our current business operations, including different management skills, risk management procedures, guidelines and systems, credit appraisal, monitoring and recovery systems. We may not be successful in developing such knowledge and expertise. In particular, the COVID-19 pandemic has accelerated trends in customer behavior towards online and mobile banking products, which presents challenges to market leaders like us. In addition, managing such growth and expansion requires significant managerial and operational resources and the number of qualified managerial personnel in Mongolia may be limited. Our inability to implement our product expansion and business diversification strategies could have a material adverse effect on our business, financial condition and results of operations.

We may be involved in legal and other disputes from time to time arising out of our operations.

We may be involved in legal and other disputes from time to time for a variety of reasons, which are generally for loan collection purposes or other claims arising out of our ordinary daily operations. We cannot guarantee that the outcome in any of the litigation in which we are involved would be favorable to us, or that the judgment in relation to the rejected litigation against us will not be subject to disputes resulting in new litigation, appeal or retrial. In addition, we cannot guarantee that any existing or potential investigations against us, our shareholders or our management will not have a material adverse effect on us, or that any future legal disputes we may confront will not result in damage to our reputation, additional operational costs and a diversion of resources and management’s attention from our business operations, in which case our business, financial condition and results of operations may be adversely affected.

Our risk management policies and procedures may not adequately protect us against credit, market, operational, liquidity and other risks.

We are exposed to a variety of risks, including credit risk, market risk, currency risk, interest rate risk, operational risk and liquidity risk. In recent years, we have undertaken various initiatives to strengthen our risk management capabilities, including improving our internal credit-approving mechanisms and upgrading our information technology systems. Although we have established risk management policies and procedures, the effectiveness of our risk management is limited by the quality, amount and timeliness of available data in Mongolia in relation to factors such as the credit history of proposed borrowers and the loan exposure borrowers have with other financial institutions. As such, we cannot assure you that any of our risk management policies or procedures will be fully effective. Some methods of managing risks are based upon observed historical market behavior. As a result, we may not be able to accurately or in a timely fashion predict future risk exposures, which could be greater than the historical measures indicated. In addition, the information generated by different groups within our organization may be incomplete or obsolete. Management of operational, legal or regulatory risk requires policies and procedures to properly record and verify a large number of transactions and events. Other risk management methods depend upon an evaluation of information regarding markets, customers and other factors. This information may not in all cases be accurate, complete, up-to-date or properly evaluated. Parts of our risk management framework are new and subject to continuous testing and improvement. We cannot assure you that these policies and procedures will operate in the way that we anticipate or that such policies and procedures will be adequate to identify and manage risks as intended. If we are unable to effectively improve our risk management and internal control policies, procedures or systems in a timely manner, our asset quality, business, financial condition and results of operations could be materially and adversely affected.

We may experience delays in enforcing our collateral when our borrowers default on their obligations to us.

Mongolian banks may not be able to fully recover amounts owed to them through enforcement of collateral or guarantees, as a result of, among other factors, the legal uncertainties in enforcing such rights, delays in bankruptcy and foreclosure proceedings, inability to perfect security interests for certain types of collateral, defects in the perfection of certain types of collateral and fraudulent transfers by borrowers. Bankruptcy laws and enforcement procedures in Mongolia are less developed than those in certain other countries, including the United States, and the enforcement process in Mongolia may be comparatively lengthy. As a result, a bank may require several years to enforce and realize the value of collateral underlying defaults, and a particular loan may be classified as default for several years before collateral can be seized and liquidated. During such period, the physical condition and market value of the collateral can deteriorate, particularly where the collateral is in the form of inventory or receivables. In addition, such collateral may not be adequately insured or insured at all.

In the past, these factors have exposed, and continue to expose, lenders in Mongolia to legal liability while in possession of collateral. The current difficulty of bringing enforcement actions under the Mongolian legal system significantly reduces the ability of lenders to realize the value of collateral located in Mongolia and therefore the effectiveness of taking a secured position on loans to Mongolian borrowers. We cannot assure you that we will be able to realize the full value, or any value, of any collateral located in Mongolia in a bankruptcy or foreclosure proceeding or otherwise. In addition, we may incur significant administrative costs in maintaining and disposing of seized properties. A failure to recover the expected value of collateral security could expose us to a potential loss. Any unexpected losses could adversely affect our business, financial condition and results of operations.

We have contingent liabilities and commitments not stated on our statements of financial position.

Similar to other banks and financial institutions, we enter into various irrevocable commitments and contingent liabilities in the ordinary course of business to meet the financial needs of our customers. Even though these obligations are not recognized on the statement of our financial position, they do contain credit risk. The primary purpose of these instruments is to ensure that funds are available to a customer as required. Guarantees, which represent irrevocable assurances that we will make payments in the event that a customer cannot meet its obligations to third parties, carry the same credit risk as loans. Documentary and commercial letters of credit, which are written undertakings by the Bank on behalf of a customer authorizing a third party to draw drafts on the Bank up to a stipulated amount under specific terms and conditions, are collateralized by the underlying shipments of goods to which they relate or cash deposits and therefore carry less risk than a direct borrowing. Commitments to extend credit represent unused portions of authorizations to extend credit in the form of loans, guarantees or letters of credit, and therefore expose the Bank to loss in an amount equal to the total unused commitments.

As of December 31, 2025, our total credit related commitments were MNT53.16 billion (US$14.95 million), comprising financial guarantee issued, performance guarantees issued, letters of credit and undrawn credit lines. These commitments and contingent liabilities have off-balance sheet credit risk for which provisions are not currently made in the Bank’s audited financial statements included elsewhere in this prospectus (except to the extent recognized as a component of “Other Liabilities” in the statement of financial position). If our contingent liabilities and credit related commitments become due earlier or in an amount greater than the Bank expects, the Bank may encounter difficulty in meeting obligations associated with its financial liabilities or meet its capital adequacy and liquidity ratio requirements in accordance with the regulations of BOM, which could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to exchange rate risk and interest rate risk.

As a financial institution, we are exposed to exchange rate risk. Movements in foreign exchange rates may materially and adversely impact our borrowers, which may in turn adversely impact the nature of our exposure to these borrowers. Volatility in foreign exchange rates could materially and adversely affect our business, financial condition and results of operations. A significant portion of our loan portfolio is denominated in U.S. dollars. The Tugrik has fluctuated against the U.S. dollar for recent years. As of December 31, 2024 and 2025, the Tugrik to U.S. dollar exchange rate was MNT3,420.25 to US$1.00, and MNT3,556.66 to US$1.00, respectively. While the government has taken, or may take, measures, including raising the policy rate, in response to the Tugrik’s depreciation, if the Tugrik depreciates significantly at any time when we have a significant net open borrowing position denominated in foreign currencies, such depreciation could cause us to suffer losses, reduce our capital adequacy ratio and require us to seek additional capital or breach capital adequacy regulations set by the BOM. We may be subject to higher credit risk of our borrowers, who may not pay interest or repay principal on their loans in a timely fashion or at all due to the volatility of Tugriks to U.S. dollar exchange rates. Higher credit risk has a material adverse effect on the quality of our loan portfolios and exposes us to potential losses. We cannot assure you that any additional required capital would be available on acceptable terms or at all.

We realize income from the margin, or “spread,” between interest-bearing assets, such as investments and loans, and interest paid on interest-bearing liabilities, such as deposits and borrowings. The performance of Mongolian banks, including our performance, is subject to fluctuations in market interest rates as a result of mismatches in the re-pricing of assets and liabilities. These interest rate fluctuations are neither predictable nor controllable and may have a material adverse impact on the operations, cash flow and financial condition of Mongolian banks, including us. It is unusual for banks ever to be completely matched since business transacted is often of an uncertain term and of different types. As of December 31, 2025, we recorded a MNT 6,577.18 million (US$1.85 million) net balance sheet position between our interest earning assets and liabilities. We are exposed to interest rate risk, principally as a result of lending at fixed interest rates, in amounts and for periods, which differ from those of term borrowings at fixed interest rates. In practice, interest rates are generally fixed on a short-term basis. Interest rates fixed contractually on both assets and liabilities, are usually renegotiated to reflect current market conditions. Although we manage interest rate risk by estimating and monitoring interest rate exposure and setting limits to control and minimize interest rate risk, we cannot assure you that any of these measures will adequately protect us against interest rate risks. In a rising interest rate environment, if we are not able to pass along our higher interest expenses to customers with loans with us in the form of higher interest rates for such loans, our profitability would be materially and adversely affected. If such increased costs are passed along to customers, such increased rates may make loans less attractive to potential customers and result in a reduction in customer volume and hence our operating revenues may be materially and adversely affected. In a decreasing interest rate environment, potential competitors may find it easier to enter the markets in which we operate and to benefit from wider spreads. As a result, fluctuations in interest rates could have an adverse effect on our margins and volumes and in turn result in an adverse effect on our business, financial condition and results of operations.

We may not be able to respond to rapid technological changes.

Our future success will depend, in part, on our ability to respond to technological advances and emerging banking industry standards and practices on a cost-effective and timely basis. The development and implementation of such technology entails significant technical and business risks. According to the World Bank, the fintech market has significantly expanded during the COVID-19 pandemic. Although non-bank financial institutions have relatively smaller market share, they may pose a threat to commercial banks, and even market leaders like us, in the near future. We cannot assure you that we will successfully implement new technologies effectively or adapt our transaction-processing systems to customer requirements or emerging industry standards. If we are unable, for technical, legal, financial or other reasons, to adapt in a timely manner or at all to changing market conditions, customer requirements or technological changes, our business, financial condition and results of operations may be materially and adversely affected.

We may fail to manage risks associated with our information technology systems, including cyber security risks.

We are subject to risks relating to our information technology systems and processes. These risks, which may arise internally and externally, include malfunctions and failures, human error or misconduct and other external factors. We rely on internal and external information and technology systems to generate new business, provide services to customers, administer customer data and manage our operations. We use increasingly advanced software, systems and networks to manage and back-up our customer and accounting data and other aspects of our business. These hardware and software are vulnerable to damage or interruption by human error, misconduct, malfunction, natural disasters, power loss, sabotage, computer viruses and similar events or the interruption or loss of support services from third parties such as internet service providers, ATM operators and telephone companies. Any disruption, outage, delay or other difficulty experienced by any of these information and technology systems could result in delays in the provision or repayment of borrowings or decreased consumer confidence in our business, or otherwise adversely affect our business, financial condition and results of operations.

We also seek to protect our computer systems and network infrastructure from physical break-ins as well as security breaches and other disruptive problems caused by our increased use of the internet. Computer break-ins and power disruptions could affect the security of information stored in and transmitted through these computer systems and network infrastructure. Because our computer systems and network infrastructure have only been recently deployed, there are areas in the system that have not been properly protected from security breaches. Although we employ security systems, including firewalls and password encryption, designed to minimize the risk of security breaches and maintain operational procedures to prevent break-ins, damage and failures, the potential for fraud and security problems is likely to persist, and we cannot assure you that these security measures will be adequate or successful. Failure in security measures could have a material adverse effect on our business, financial condition and results of operations.

Our trading activities may result in losses.

We engage in trading of currencies and securities. For 2024 and 2025, income generated from such trading activities represented 7.96% and 3.27% of our total operating income (calculated as sum of interest income, net fee and commission income and net other non-interest income/expense), respectively. We may from time to time maintain long and short positions in different asset categories, from which we expect to earn revenues based on changes in the relative values of the assets. Our trading positions are inherently volatile as the prices of trading assets are subject to general economic, political and market conditions that may fluctuate from time to time. To the extent that the relative values of our trading assets change in a direction, manner or scope that we did not anticipate or against which we did not hedge, we may realize a loss in those paired positions. Risks arising both from our trading and investment strategy and general market volatility, which is beyond our control, could expose us to potential losses and may materially and adversely affect our business, financial condition and results of operations.

Our insurance may not be adequate to cover losses or liabilities that may arise.

Consistent with industry practice in Mongolia, we maintain insurance against some, but not all, operational and natural disasters. In particular, consistent with industry practice, we do not maintain coverage for business interruption. We cannot assure you that our insurance will be adequate to cover losses or liabilities that may arise. In addition, we cannot predict the continued availability of insurance at acceptable premium levels. If we fail to renew our existing insurance policies at acceptable premium levels, we cannot assure you that we will be able to secure other insurance policies on acceptable terms in a timely manner. A significant uninsured or underinsured claim against us or the failure of our insurers to pay claims could materially and adversely affect our business, financial condition and results of operations.

We may be unable to procure or maintain the necessary licenses.

All banking and related financial operations in Mongolia require a general banking and financial license from the BOM and FRC. We hold such a license, but we cannot assure you that we will be able to maintain such license or obtain a new general banking and financial license if necessary in the future. Our failure to comply with applicable rules and regulations could result in penalties, loss of regulatory permits and damage to our business reputation, which could materially and adversely affect our business, financial condition and results of operations. If we lose our general banking license, we would be required to cease all banking operations immediately.

Risks Relating to the Mongolian Banking Industry

If we fail to fully comply with the various regulatory requirements applicable to us including the Banking Law of Mongolia, we may face regulatory action, our reputation could be harmed and our business, financial condition and results of operations could be materially and adversely affected.

We are subject to the regulatory requirements and guidelines set forth by various regulatory authorities. We are regulated principally by, and have reporting obligations to, the BOM and the FRC. We are also subject to the banking, corporate and other laws in effect in Mongolia from time to time. See “Regulations — Regulations relating to the banking operations” on page 109.

On January 29, 2021, the Mongolian parliament approved amendments to the Banking Law of Mongolia (the “Amendments to the Banking Law”). The Amendments to the Banking Law (i.e., Article 36.1 of the Banking Law of Mongolia)   requires that no person or related parties can hold more than 20% of the shares of a bank. As originally adopted, this ownership limitation was required to be met by December 31, 2023.

Our Controlling Shareholder, Bogd Global Partners LLC, holds [●]% of our total issued and outstanding Ordinary Shares, representing [●]% of our voting power, and will hold [●]% of our total issued and outstanding Ordinary Shares, representing [●]% of our total voting power, upon consummation of this offering, assuming that the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares. See “Principal Shareholders.”

Prior to the expiration of the original compliance deadline, Bogd Bank, along with other major banks and via the Mongolian Bankers Association has held several consultations with the BOM and other regulators regarding this issue. The BOM in its letter dated December 28, 2023 has formally expressed its understanding about the current difficulties faced by banks in complying with the 20% shareholding restriction in light of the size and liquidity of the market and other challenges of the investment environment of Mongolia.

On June 5, 2024, the Mongolian Parliament adopted amendments postponing the deadline for compliance with the 20% shareholding limitation to December 31, 2026. These amendments are effective and currently in force. As compliance with this 20% shareholding limitation by December 31, 2026 appears unlikely for most Mongolian commercial banks, the Mongolian Bankers Association and the banks have engaged in consultations with the Bank of Mongolia (“BOM”) and other regulators. Certain market participants, including commercial banks and the Mongolian Bankers Association, have advocated for further legislative amendments or extensions; however, no assurance can be given that any such amendments or extensions will be adopted.

The Law on Implementation Procedures of Amendments to the Banking Law of Mongolia adopted simultaneously with the Amendments to the Banking Law provides for the following coercive measure for banks that are not in compliance with shareholding restriction: (i) taking preventive measures stipulated in Article 48 of the Banking Law of Mongolia; (ii) imposition of provisional administration; and (iii) disregarding the shares that exceed the ceiling when calculating the capital of the bank; and (iv) other measures as provided under applicable laws. If the BOM disregards the shares that exceed the ceiling when calculating the capital of the bank, our Tier 1 capital ratio and capital ratio may fall below the minimum percentage each as set by the BOM.

In addition, the Law on Implementation Procedures of Amendments to the Banking Law provides that the BOM may impose measures directly on shareholders that fail to comply with the applicable ownership limitations, including (i) suspension of the voting rights of an influential shareholder at meetings of shareholders; (ii) prohibition on the payment of dividends on shares, or portions of shares, held in excess of the applicable limitation; (iii) requiring the forced disposal of shares, or portions of shares, that do not satisfy the applicable ownership requirements; (iv) suspension of the right to receive distributions from the proceeds of remaining assets upon liquidation of the company; (v) suspension of other shareholder rights provided under the Company Law of Mongolia; and (vi) other measures as permitted under applicable laws.

The risk of such coercive measures by the central bank will continue to exist until we and our Controlling Shareholder are in full compliance with the applicable ownership requirements, notwithstanding the current extension of the compliance deadline to December 31, 2026.

We note that draft legislation amending the Banking Law of Mongolia (the “Proposed Amendment”) has recently been prepared by certain members of the Mongolian Parliament with the support of the BOM. As of the date of this prospectus, the Proposed Amendment has been published on the Parliament’s legislative portal for public consultation and stakeholder feedback. However, the Proposed Amendment has not yet been formally submitted to, or considered by, the Mongolian Parliament, and there can be no assurance that it will be submitted, adopted or become effective in its current form, or at all.

If enacted substantially in its current form, the Proposed Amendment would materially revise the ownership concentration requirements under Article 36.1 of the Banking Law. In particular, the Proposed Amendment, as it would apply to Bogd Bank, being a non-systemic bank, would: (i) increase the maximum ultimate beneficial ownership threshold from 20% to 51% of the total issued shares; (ii) extend the current compliance deadline from December 31, 2026 to December 31, 2029; and (iii) apply the ownership limitation at the level of the ultimate beneficial owner, individually or together with its related parties.

If the Proposed Amendment is enacted substantially in its current form, we believe that the ownership structure we expect to have following this offering would comply with the revised ownership concentration requirements. However, no assurance can be given that the Proposed Amendment will be enacted, that it will be enacted in its current form, or that it will become effective prior to the current compliance deadline of December 31, 2026. According to statements made by the members of Parliament sponsoring the Proposed Amendment, it was their intention to formally submit the Proposed Amendment during the 2026 regular spring session of the Parliament and to seek its adoption by the end of 2026. The Proposed Amendment was not submitted during the 2026 spring session and is expected to be submitted for Parliamentary discussion during the coming 2026 fall session. The legislative process remains ongoing, and there can be no assurance that the Proposed Amendment will be introduced, considered or enacted within that timeframe, or at all. Accordingly, until any such amendments become effective, the existing ownership concentration requirements under Article 36.1 of the Banking Law, including the current 20% ownership limitation and the December 31, 2026 compliance deadline, will remain in full force and effect.

Failure to comply with the Banking Law of Mongolia will leave the relevant shares of the influential shareholders (which would be Bogd SG, as the direct shareholder of Bogd Bank JSC, and indirectly the Company) with no voting rights or dividend rights. Moreover, such shares will be deducted by the BOM for the purpose of regulatory and prudential requirements — these shares will be deducted from the Bank’s equity. Finally, such influential shareholder will have an obligation to sell or transfer such shares within 30 days of acquiring the same.

The Bank is taking action relevant actions to ensure that it will comply with the requirement of the Banking Law of Mongolia. Through this Offering, the Bank seeks to attract international investment which will diversify its shareholder base, effectively reducing the shareholding concentration of the material shareholders.

Although we have sought to diversify our shareholder base, including through our prior public offering on the Mongolian Stock Exchange and this Offering, we cannot assure you that we will be able to comply with the current ownership concentration requirements by the applicable deadline if the Proposed Amendment is not enacted, is materially modified, or does not become effective before such deadline. Any failure to comply with the Banking Law could result in the imposition of regulatory measures or sanctions by the BOM, which could have a material adverse effect on our business, financial condition, results of operations and reputation.

The Mongolian system for the reporting of credit information is underdeveloped and evolving.

The Mongolian banking system relies on the credit information system, which consists of the public system operated by the BOM and private bureaus licensed by the BOM. It offers basic details of a customer’s credit history and credit quality, including the loan amount, disbursement date, the status of outstanding loans, and some rudimentary form of credit scoring. The system depends heavily upon participating banks, other non-bank financial institutions supplying accurate and timely credit information, which is difficult in the many areas where some micro-credit institutions and other organizations operate without connection to the centralized information systems or fail to provide information in timely and complete manner.

Pursuant to the Law of Mongolia on Credit Information, activity related to the collection and transmission of credit information is subject to license by the BOM. In recent years, the BOM has granted licenses to two private credit information bureaus, Sainscore and Burenscore. However, these bureaus are underdeveloped and have limited capacity/ability to collect, evaluate, and process credit information effectively.

As a result of the foregoing, we may not have knowledge of additional credit obligations or exposures of our borrowers. We may therefore be exposed to credit risk which we may not be able to accurately assess and provide for, which could have a material adverse effect on our financial condition and results of operations.

The Mongolian banking system is underdeveloped, and the regulations governing banks are evolving.

Mongolia’s banking and other financial systems remain in the early stages of development and the standard and degree of legislation, supervision and transparency of the Mongolian banking sector in some respects, in particular, with respect to lending criteria, credit quality, loan loss reserves, diversification of exposure or other requirements, differs or lags behind internationally accepted norms. Deficiencies in the Mongolian banking sector may result in the banking sector being more susceptible to market downturns or economic slowdowns. If a banking crisis were to occur, we and other Mongolian banks could be subject to severe liquidity constraints due to the limited supply of deposits and the potential withdrawal of foreign funding sources. Certain Mongolian legislation relating to banks and bank accounts can also be subject to varying interpretations and inconsistent application. The imposition of more stringent regulations or interpretations as the Mongolian banking sector develops could lead to weakened capital adequacy and the insolvency of some banks.

We are regulated principally by, and have reporting obligations to, the BOM and the FRC. We are also subject to the banking, corporate and other laws in effect in Mongolia from time to time. See “Regulations” on page 107. The regulatory and legal framework governing our business differs in certain material respects from that in effect in other jurisdictions, including the United States, and may continue to change as the Mongolian economy and commercial and financial markets evolve. If any additional rules and regulations are introduced by the FRC and the BOM, as regulators, may be unable to implement the changes in a consistent manner and there may be uncertainties in the application or official interpretation of such laws and regulations. Further, if these and other additional rules or regulations are introduced, we may incur substantial compliance and monitoring costs. We cannot assure you that we will be able to meet all applicable regulatory requirements and guidelines, or comply with all the applicable regulations, at all times, or that we will not be subject to sanctions, fines or other penalties in the future as a result of noncompliance. Failure to comply with applicable rules and regulations could result in penalties, loss of regulatory permits and damage to our business reputation, which could have a material adverse effect on our business, financial condition and results of operations.

Guidelines for non-performing loan classifications and provisioning in Mongolia require subjective determinations and may be less stringent than regulations in other jurisdictions.

In June 2019, the BOM approved the revised Regulation on Asset Classification and Provision and its Disbursements under its Order No. A-155/134. This regulation, which seeks to establish loss provisioning on both loans and assets, requires the total loss provision is to be determined as the sum of a general provision and a specific provision, and that banks must set their provision at a level sufficient enough to cover any loss which the bank expects to incur or may face due to uncertainty. The BOM’s regulations with respect to loan classifications and provisioning, in certain circumstances, may be less stringent than similar regulations applicable to banks operating in other jurisdictions. These differences may result in our classifying particular loans as non-performing at a later time, or in a category reflecting a lower degree of risk, than might be expected in other jurisdictions, including the United States. As a result, the level of our non-performing, and our associated reserves, may be lower than would be required if we were regulated in another jurisdiction. Further, if we change our provisioning policies to coincide with international standards or otherwise, our business and results of operations may be adversely affected.

In addition, the level of provisions we make for our loan portfolio depends largely on the accuracy of our information on, and our evaluation of, the credit position of our borrowers. If our evaluation of the quality of our loan portfolio is inaccurate, the level of our provisions may not be adequate to cover actual losses resulting from our existing non-performing portfolio. We may also have to increase our level of provisions if there is any deterioration in the overall credit quality of our existing loan portfolio, including the value of the underlying collateral. See also “Risk Factors — Risks Relating to Our Business — The value of our collateral may be overstated and may decline in the future.” on page 10 and “Risk Factors — Risks Relating to Our Business — The Mongolian system for the reporting of credit information is underdeveloped and evolving.” on page 17.

We are exposed to the risks of the Mongolian financial system which may in turn be affected by financial and other difficulties faced by Mongolian financial institutions.

The Parliament of Mongolia approved the revised version of the Law on Deposits, Transfer of Funds and Lending Activities of Banks and Authorized Legal Entities, and it came into force on July 1, 2021. This law has been revised in line with the concept of harmonizing with the legal reform of the banking and financial sector, improving it in line with the current situation, protecting the interests of consumers, depositors and borrowers in the financial sector, and increasing public confidence in the banking and financial sector. Nonetheless, as an emerging market economy, the Mongolian financial system faces risks of a nature and magnitude not typically faced in more developed countries, including the risk of significant withdrawals of deposits by depositors (“deposit runs”). Historically, the Mongolian financial system experienced difficulties in its banking sector such as high levels of non-performing, which led to liquidity difficulties for commercial banks. This led to the receivership and insolvency of several domestic commercial banks. Although we did not suffer from illiquidity and insolvency difficulties during these banking crises, we cannot assure you that we will not be affected by such difficulties in the future as a result of deposit runs, non-performing or other factors. The problems faced by individual Mongolian financial institutions and any instability in or difficulties faced by the Mongolian financial system generally could create a negative market perception towards Mongolian financial institutions and banks, which could in turn materially and adversely affect our business, financial condition and results of operations.

Weaknesses relating to the Mongolian legal system and Mongolian legislation create an uncertain environment for investment and business activity.

Investing in our Ordinary Shares involves certain risks associated with the Mongolian legal system, which remains in an evolving state of development and presents structural and institutional challenges that may affect the enforceability of rights and obligations under Mongolian law.

Mongolia’s legal system continues to evolve and remains subject to a number of weaknesses that create an uncertain environment for investment and business operations. While recent reforms have modernized many aspects of Mongolian law, the system as a whole remains relatively young, and the consistent application and enforcement of legislation can be unpredictable.

The legal framework governing business and investment activity in Mongolia has undergone frequent revision over the past two decades, often reflecting political and policy shifts. Implementing regulations and secondary legislation are sometimes delayed or inconsistently drafted, leading to ambiguity in interpretation and enforcement. Administrative and judicial institutions may lack the experience or resources necessary to apply complex commercial laws in a consistent and predictable manner. Consequently, certain legal arrangements or contractual structures — while not expressly prohibited — may be viewed as novel under Mongolian law and could be subject to challenge.

Government agencies occasionally exercise broad discretion in interpreting laws and regulations, which can result in selective or inconsistent enforcement. The 2025 U.S. Department of State Mongolia Investment Climate Statement notes that investors have raised concerns regarding bureaucratic opacity, uneven regulatory enforcement, and weak protection of contractual rights. Similarly, the AmCham Mongolia 2024 White Paper highlights that inconsistent interpretation of laws and limited administrative capacity continue to undermine investor confidence and predictability in legal outcomes.

The Mongolian judicial system remains relatively inexperienced in the adjudication of complex commercial disputes. There is no doctrine of stare decisis, and courts are not bound by prior decisions, leading to divergent interpretations of similar legal provisions. Enforcement of court judgments and arbitral awards can be delayed, and foreign judgments are generally enforceable only where reciprocal arrangements exist. Moreover, as reflected in our professional opinion practice, Mongolian courts have limited experience interpreting contracts governed by foreign law, and equitable remedies such as injunctions and specific performance are rarely granted.

Although Mongolian law provides protections against expropriation and guarantees compensation in the event of nationalization, practical enforcement of these rights may be uncertain. Past instances — such as the withdrawal of mining licenses and high-profile tax disputes with foreign investors — illustrate that government intervention in commercial matters can occur, particularly in politically sensitive sectors. While the banking sector has not been subject to such actions, we cannot assure investors that similar measures will not arise in the future.

Overall, the development of the legal system remains ongoing, and the introduction, interpretation, or enforcement of new laws and regulations may be influenced by changing political and economic priorities. Consequently, there can be no assurance that future legal or regulatory changes, or shifts in their application, will not materially and adversely affect our business, financial condition, results of operations, or the value of our securities.

Risks Relating to Doing Business in Mongolia

Mongolia’s economy has experienced recent periods of slow or negative growth.

Historically, Mongolia has experienced periods of slow or negative growth and a devaluation of the Tugrik. Our financial performance is subject to, among other considerations, the performance of the Mongolian economy. Historically, certain policies implemented by the government from time to time and other factors have caused fiscal imbalances or current account deficits. While the government has implemented various measures in an attempt to stabilize the economy and reduce its budget deficits and improve fiscal discipline, factors outside of its control, such as the collapse of copper and coking coal prices in 2008 and 2015, the outbreak of COVID-19 in 2019, the Russia-Ukraine war since 2022, continued weak commodity prices, or a slowdown in China’s economic growth, may materially and adversely affect the economy and operating environment in Mongolia.

In addition, Mongolia has received and will continue to seek financial support and resources from the international community. On May 24, 2017, the International Monetary Fund (“IMF”) announced a program of financial assistance for Mongolia which included approximately US$434.3 million in an extended fund facility. This program was accompanied by a broader approximately US$5.5 billion financing package supported by Japan, Korea, China, the World Bank and the Asian Development Bank. The IMF program was concluded on May 23, 2020. In addition, Mongolia also has significant amounts of outstanding foreign currency denominated bonds and government-guaranteed indebtedness. In response to the COVID-19 pandemic, Mongolia also received a total of US$318.0 million of loans and grants, with tenors of 30 to 40 years, from various international institutions and foreign governments, such as the EU, the International Monetary Fund, the Asian Development Bank, the World Bank and the Asian Infrastructure Investment Bank.    Any slowdown in the Mongolian economy, including a significant deterioration of the fiscal budget or the value of the Tugrik, an increase in interest rates, or decline in global commodity prices for Mongolia’s export commodities could adversely affect the ability of Mongolia to meet its obligations under its outstanding and future borrowings. All of our business operations and assets are based in Mongolia. As a result, our income, results of operations and the quality and growth of our assets depend, to a large extent, on the performance of the Mongolian economy. This, in turn, could adversely affect our business, the quality of our assets, our financial performance and the price of our Ordinary Shares.

The Mongolian economy depends heavily on agriculture and commodities for growth, which are cyclical in nature, and is particularly vulnerable to fluctuations in commodity prices.

The Mongolian economy depends heavily on certain market sectors, particularly coal, copper and gold mining and agriculture, including herding livestock. According to the National Statistical Office of Mongolia, mining and agriculture accounted for 24.7% and 13.2%, respectively, of Mongolia’s GDP for 2021, 23.0% and 13.0%, respectively, of Mongolia’s GDP for 2022, 28.1% and 9.9%, respectively, of Mongolia’s GDP for 2023, 27.2% and 7.3%, respectively, of Mongolia’s GDP for 2024, and 25.3% and 8.9%, respectively, of Mongolia’s GDP for 2025. The reliance on mineral revenue makes the economy vulnerable to being an undiversified, dual mining/agricultural economy subject to mineral price volatility and occasional severe winters. Mongolia’s mining boom also carries with it certain risks associated with mineral dependency, such as “Dutch Disease,” where an increase in the exploration of natural resources is accompanied by a decline in the manufacturing sector, an appreciating currency and inflation, unemployment in the non-mining sectors with a deepening inequality among workers by placing a premium on skilled labor, and the “natural resource curse” of rising corruption, unequal distribution of wealth and related social disruption.

Prices for agricultural products and commodities such as gold and copper are based upon or affected by global prices for such products, which tend to be cyclical in nature. The markets for such products are sensitive to changes in industry capacity and output levels and changes in the world and Asian economies (including the imposition of tariffs and/or anti-dumping measures by the United States, the EU, countries in Southeast Asia or by other principal export markets), all of which can have a significant impact on selling prices. As such, the Mongolian economy is affected by both worldwide and regional levels of demand for these products, along with price competition. Moreover, weak economic conditions or changes in consumer preferences, whether in the world, Asia generally or Mongolia specifically, may reduce demand and put pressure on margins. For example, generally lower prices for copper and coal put pressure on the pricing of Mongolian copper and coal in the first half of 2020, which contributed to the slowdown in GDP growth. Similarly, the economic impact of the COVID-19 pandemic, including reduced global consumer demand and border closures that limited tourist arrivals to Mongolia during the peak summer season, contributed to lower cashmere sales in 2020, both for finished products and raw materials. To the extent that the Mongolian economy is affected by such price fluctuations, our business, financial condition, results of operations, cash flows and prospects may be adversely affected.

The Mongolian economy is heavily dependent on its export trade and, in particular, relies on the PRC as its main export market. Any decrease in the level of demand in the PRC for exports from Mongolia will affect the Mongolian economy.

The Mongolian economy relies heavily on its export trade and produces and exports large amounts of metal ores, coal and agricultural products. Since its transition to a market economy in the 1990s, China has emerged as Mongolia’s largest trading partner, mainly due to its geographic proximity and the size of its economy. According to the National Statistical Office of Mongolia, China accounted for 84.3%, 91.4%, and 91.3% of Mongolia’s total exports in 2022, 2023 and 2024, respectively. Mining products such as coal, copper and other metals represent the majority share of Mongolian exports to China. As the Mongolian economy is heavily dependent on its export trade, trade relationships with China can influence Mongolian economic conditions and, in particular, any decrease in the level of demand for its exports would adversely affect Mongolia’s GDP and economy. For example, the slowdown in the growth of China’s economy in recent years reduced trade volume between China and Mongolia in 2019 and 2020. There is no assurance that the slowdown in growth of China’s economy will not persist or that such a slowdown would not further adversely impact China’s demand for exports from Mongolia. Furthermore, as a result of the COVID-19 pandemic, between 2020 and 2022, Mongolian exports to China decreased significantly, as trade was essentially suspended for over two years and China’s economy slowed, lowering demand for raw materials and commodities. We cannot assure you that there will not be an increase in Mongolian imports, a decrease in Mongolian exports, or a reduction in prices of Mongolian exports, that would lead to trade deficits. In addition, any extended slowdown in the growth of China’s economy may lead to decreased demand or lower prices for Mongolian exports to China, which would also adversely impact trade between China and Mongolia and potentially give rise to a trade deficit. Any significant trade deficit would adversely affect the Mongolian economy, and therefore, our business, future financial performance the price of our Ordinary Shares may be adversely affected.

Mongolia has experienced and may continue to experience political and social instability.

Prior to 1990, Mongolia was a socialist country and the only functioning political party was the Mongolian People’s Revolutionary Party, which is now the Mongolian People’s Party. Since the collapse of communism in 1990, Mongolia has experienced a process of democratic change, resulting in political and social events that have highlighted the unpredictable nature of Mongolia’s evolving political landscape. Such events have resulted in political instability as well as general social and civil unrest on certain occasions.

Mongolia’s transition to democracy has been relatively peaceful, and transitions between governments have generally been smooth and peaceful (aside from the protests and riots of 2008). However, since there has historically been representation of various political parties in the government, tensions continue to exist between the political parties and within each political party. We cannot assure you that politically generated disturbances will not occur in the future or on a wider scale, or that the government will not pursue or implement policies that differ significantly from those of previous governments. Future changes in the government, the ruling party, major policy shifts or lack of consensus between the various political groups and within each political party could lead to political instability and have a significant adverse impact on the economy and development of Mongolia, and investors may adopt an even more cautious approach towards Mongolia’s securities markets or investments in Mongolia in general, and such factors could also adversely affect the price of our Ordinary Shares.

It may not be possible for investors to effect service of process or to enforce certain judgments on us.

Our Operating Subsidiary is a bank organized as a closed joint-stock company incorporated under the laws of Mongolia. All or a substantial portion of our assets are located in Mongolia. In addition, most of our directors and officers are residents of Mongolia and all or a substantial portion of their assets are or may be located in Mongolia. As a result, it may be difficult for you to effect service of process upon us or such persons, or to enforce against us or them judgments obtained in courts or arbitral tribunals outside Mongolia predicated upon the laws of jurisdictions other than Mongolia, including the civil liability provisions of the United States federal or state securities laws.

We have been advised by our Mongolian legal counsel, KhanLex Partners LLP, that the courts of Mongolia will not enforce judgments of U.S. courts obtained against us, our directors or officers predicated upon the civil liability provisions of the U.S. federal or state securities laws. There can be no assurance that the claims or remedies available under Mongolian law will be the same, or as extensive, as those available in other jurisdictions.

A decline in Mongolia’s foreign exchange reserves could affect liquidity and interest rates in the Mongolian economy.

In light of the recent and past depreciation of the Tugrik against the U.S. dollar, the BOM has taken measures, including the implementation of a flexible exchange rate regime that limited intervention and facilitated the opportunistic building of reserves. The Monetary Policy Committee cut the policy rate from 11.0% at the beginning of 2020 to 6.0% in November 2020 in response to the COVID-19 pandemic, and the rate remained at 6.0% until the beginning of 2022. However, to curb rising inflation and address other economic and financial risks, the policy rate was raised to 13.0% in December 2022, and has been lowered to 12.0% through the Monetary Policy Committee’s most recent meeting in March 2024. Mongolia’s total foreign exchange reserves was US$4.9 billion as of December 31, 2023, and increased to US$5.5 billion as of December 31, 2024, and US$7 billion as of December 31, 2025. The historical deterioration was primarily driven by higher global prices for imported food and fuel, high levels of equipment imports, and a contraction in exports due to Chinese border restrictions. In particular, imports continued to grow in relation to the infrastructure and construction projects and the release of demand for consumer durables and services financed by savings accumulated during the COVID-19 pandemic. In response to the worsening foreign currency situation, banks in Mongolia have imposed measures restricting conversions of Tugriks into foreign currencies, including by setting daily limits on the amount that can be converted into foreign currencies. With the improvement of external and domestic economic conditions, the relevant banks subsequently removed these restrictions. However, there is no assurance that the banks will not impose additional and more stringent foreign exchange measures, which could prevent individuals and businesses from obtaining sufficient foreign currency to satisfy their foreign currency demands. Under the Law on Currency Regulation of 1994, Mongolian commercial banks require approval from the BOM to undertake transactions in amounts that may affect the exchange rate of the Tugrik. There are no other restrictions on repatriation of foreign currencies from Mongolia and there are no foreign exchange controls. Like other emerging market governments, Mongolia may face higher financing costs due to higher global interest rates, which may adversely affect Mongolia’s foreign exchange reserves and could affect Mongolia’s ability to refinance its external debts. As a result, the Mongolian economy may be adversely affected and the market’s confidence in the Mongolian economy may decrease. We cannot assure you that Mongolia’s total foreign exchange reserves will not decline significantly, which could result in reduced liquidity and higher interest rates in the Mongolian economy. Reduced liquidity, increasingly stringent foreign exchange control measures or an increase in interest rates in the Mongolian economy following a decline in foreign exchange reserves could adversely affect the Mongolian economy, and therefore, our business, future financial performance and the price of our Ordinary Shares may be adversely affected.

Mongolia may be subject to periods of high inflation, which could have a material adverse effect on Mongolia’s economy.

Mongolia depends on imported goods from foreign countries. Mongolia recently experienced periods of high inflation, especially for food, refined petroleum and electricity, primarily as a result of supply-side and global factors, including high international prices, stagnancy in domestic production, and supply disruption related to China’s border restrictions in response to the COVID-19 pandemic and sanctions against Russia related to the Russia-Ukraine conflict. Mongolia’s inflation has been exacerbated by currency devaluation, as this had significantly increased the prices for imported goods, which are primarily priced in foreign currencies, including the U.S. dollar. In 2023 and 2024, Mongolia’s inflation rate was 7.9%, and 9.0%, respectively. The BOM has implemented a number of measures to try to contain inflationary pressures. Between December 2021 and September 2022, the Monetary Policy Committee (the “MPC”) of the BOM raised the policy rate by an aggregate of 7.0 percentage points, with the policy rate reaching 13.0% in December 2022. The policy rate has fluctuated since that time and ultimately reduced to 12.0% in March 2025. The MPC also adopts additional measures with the objective to stabilize inflation in the medium term, including widening the policy rate corridor to the pre-COVID-19 level, which is ± 2.0 percentage points, and excluding certain bank liabilities newly funded on international markets from reservable liabilities.

While the BOM and the government have implemented a range of monetary and fiscal measures to contain inflationary pressures, there can be no assurance that such measures will be sufficient to achieve or maintain the BOM’s inflation targets. Inflation in Mongolia has remained elevated and volatile in recent years, with headline inflation averaging about 7.9% - 8.4% in 2023 and 2024, reflecting both external and domestic factors.

Inflationary pressures may persist or intensify if adverse external conditions continue, including a prolonged slowdown in China’s economy affecting cross-border trade, the continuation of the Russia-Ukraine conflict, or further increases in global energy and commodity prices. Elevated energy and food prices have had a disproportionate impact on households with lower incomes, as well as local farmers and herders, reducing disposable income and increasing indebtedness. Small and medium-sized enterprises, many of which were still recovering from the effects of the COVID-19 pandemic, have also faced additional cost pressures and reduced operating margins due to higher input prices and weaker demand conditions.

Higher and more volatile inflation has contributed to increased domestic borrowing costs through monetary tightening. In particular, increases in the BOM’s policy rate have translated into higher funding costs for banks, affecting deposit pricing and lending rates. These conditions have the potential to constrain credit growth, moderate loan demand, and place pressure on borrowers’ debt-servicing capacity, which may adversely affect asset quality.

Persistent inflation and elevated interest rates could also negatively affect overall economic activity and financial system stability in Mongolia. A sustained period of high inflation may therefore materially and adversely affect Bogd Bank’s results of operations by increasing funding and operating costs, limiting loan growth, and elevating credit risk, while simultaneously dampening investor confidence and broader economic growth.

Any downgrade of Mongolia’s credit rating could have a material adverse effect on the market value and trading price of our Ordinary Shares.

On October 4, 2024, S&P upgraded Mongolia’s long-term sovereign credit rating to B+ with a positive outlook, citing Mongolia’s sound economic growth prospects and ongoing improvements to its fiscal metrics and decreased external debt risk. On November 18, 2024, Moody’s upgraded Mongolia’s long-term issuer ratings and senior unsecured ratings at b2, with outlook remaining stable. In September 2025, Fitch Ratings affirmed Mongolia’s long-term foreign-currency issue rating to “B+” with a stable outlook. Any downgrades in Mongolia’s sovereign rating or placement of Mongolia on ratings watch may have an adverse effect on the market value and trading price of our Ordinary Shares. A credit rating may not reflect the potential impact of all risks related to the structure, market, additional factors above and other factors that may affect the value of our Ordinary Shares. Negative changes to Mongolia’s credit ratings may affect the availability of financing for us from new and existing counterparties.

Emerging markets such as Mongolia are subject to greater risks than more developed markets, and are particularly vulnerable to fluctuations in the global economy.

The Mongolian market and the Mongolian economy are influenced by economic and market conditions in other countries. Moreover, financial turmoil in any emerging market country tends to adversely affect prices in capital markets of many emerging market countries, including Mongolia, as investors move their money to more stable, developed markets. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Mongolia and adversely affect the Mongolian economy. A loss of investor confidence in the financial systems of other emerging markets may cause volatility in Mongolian financial markets and indirectly, in the Mongolian economy in general. Any worldwide financial instability could also have a negative impact on the Mongolian economy, including on the movement of exchange rates and interest rates in Mongolia. In addition, during such times, companies that operate in emerging markets can face severe liquidity constraints as foreign funding sources are withdrawn. Thus, even if the Mongolian economy remains relatively stable, financial turmoil in any emerging market country could adversely affect trading in our Ordinary Shares. Mongolia’s inflation rate is also higher than some of the more developed economies. A further increase in Mongolia’s inflation rate could materially and adversely affect our business, future financial performance and the price of our Ordinary Shares.

Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved in, and are familiar with, investing in emerging markets. Investors should also note that emerging markets such as Mongolia are subject to rapid change and that the information set out in this Offering memorandum may become outdated relatively quickly.

Uncertainties and instability in global market conditions could adversely affect Mongolia’s economy.

Global markets have experienced, and may continue to experience, significant dislocation and turbulence due to armed conflicts, the COVID-19 pandemic, economic instability and trade tensions in several areas of the world. These ongoing global economic conditions have led to significant volatility in capital markets around the world, including Asia, and further volatility could significantly impact investor risk appetite and capital flows into emerging markets as well as the price of our Ordinary Shares. The unprecedented COVID-19 pandemic had a major negative effect on the global economy. Due to the widespread impact of COVID-19, the international community has taken measures including border closures, domestic lockdowns and travel restrictions to prevent the transmission of the virus.

Even before the COVID-19 pandemic, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had slowed from its previous period of double-digit GDP growth. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the EU, the United States, Japan and China, in reaction to the global financial crisis that began in 2007 and the COVID-19 pandemic. Protests, unrest, terrorist threats and the war in the Middle East and elsewhere may increase market volatility across the globe. In particular, the tensions between China and the United States have raised concerns with respect to trade, treaties, tariffs, and international organizations since 2018. As both countries are important trading partners for many countries, the continued friction between them, including possible confrontations over Taiwan or the South China Sea, have introduced significant uncertainties and volatility to international trade and the financial markets. Mongolia’s economy is heavily intertwined with that of China. Trade with China typically accounts a very substantial majority of Mongolia’s total trade, while trade with Russia typically accounts for 11% to 15%.

We cannot assure you that the uncertainties affecting global markets will not negatively impact credit markets in Asia including Mongolia. These developments may adversely affect trade volumes with potentially negative effects on Mongolia.

Corruption and bribery are threats to Mongolia’s economic growth and democratic governance.

Corruption and bribery are threats to Mongolia’s economic growth and democratic governance. The Independent Authority Against Corruption has investigated, and is conducting ongoing investigations in relation to allegations of corruption, misuse of power, misappropriation of state funds and bribery against former government officials. See “Risk Factors — Risks Relating to doing Business in Mongolia — Mongolia has experienced and may continue to experience political and social instability.” on page 21. These alleged acts of corruption and bribery by government officials could materially and adversely affect the government, the Mongolian economy, the political environment and stability, negatively impact investor confidence and adversely affect the price of our Ordinary Shares.

Destabilizing events in other parts of the world could interrupt our business.

Acts of God, wars, terrorist attacks, riots, civil commotions and other events beyond our control have increased the uncertainty of global economic prospects in general. We cannot assure you that further terrorist acts or other destabilizing events will not occur in the future. In addition, although such acts and events have not targeted or directly affected Mongolia, our assets or those of our customers, we cannot assure you that they will not do so in the future. Our current insurance policies do not cover terrorist attacks or other such destabilizing events. Any terrorist attack, natural disaster or other such event including damage to our infrastructure or that of our customers, could cause interruption to parts of our business and materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Risks Relating to Ownership of Our Securities and this Offering

An active trading market for our Ordinary Shares may not develop and the trading price for our Ordinary Shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Ordinary Shares will develop. If an active public market for our Ordinary Shares does not develop following the completion of this Offering, the market price and liquidity of our Ordinary Shares may be materially and adversely affected. The public offering price for our securities in this Offering was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our Ordinary Shares after this Offering will not decline below the public offering price. As a result, investors in our securities may experience a significant decrease in the value of their Ordinary Shares.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your Ordinary Shares at or above the public offering price.

The public offering price for our Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Ordinary Shares following our public offering. If you purchase our Ordinary Shares in our public offering, you may not be able to resell those Ordinary Shares at or above the public offering price. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us or our major suppliers; and

●	other events or factors, including those resulting from war or incidents of terrorism, pandemics, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of the Ordinary Shares. This low volume of trades could also cause the price of the Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of the Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of the Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in the Ordinary Shares. A decline in the market price of the Ordinary Shares also could adversely affect our ability to sell additional Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in the Ordinary Shares will develop or be sustained. If an active market does not develop, holders of the Ordinary Shares may be unable to readily sell the Ordinary Shares they hold or may not be able to sell their Ordinary Shares at all.

In the past, shareholders have filed securities action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Assuming our Ordinary Shares are listed on the NYSE American, we cannot assure you that we will be able to meet the continued listing standards of the NYSE American in the future.

Assuming our Ordinary Shares are listed on the NYSE American, we cannot assure you that we will be able to meet the continued listing standards of the NYSE American in the future. If we fail to comply with the applicable listing standards and the NYSE American delists our Ordinary Shares, we and our Shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock”, which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Ordinary Shares will be listed on the NYSE American, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on the NYSE American, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

If a trading market for our securities develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly listed company, we may be slow to attract research coverage and the analysts who publish information about our securities will have had relatively little experience with us, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

Techniques employed by short sellers may drive down the market price of the Ordinary Shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

We are a holding company with no operations of our own and, as such, we depend on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any.

As a holding company, our principal source of cash flow will be distributions or payments from our subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiaries and intermediate holding companies to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our Operating Subsidiary and intermediate holding company are separate legal entities, and although they are directly or indirectly wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

We may become subject to the Investment Company Act of 1940.

We do not believe we are currently subject to regulation under the Investment Company Act of 1940, because a substantial portion of our business is derived from extending commercial and other types of credit, and accepting demand and other types of deposits for purposes of Rule 3a-6(b) under the Investment Company Act of 1940, as amended, and we are regulated as a bank by the BOM and the FRC. If, however, our ability to maintain our license to operate as a bank is jeopardized by the effects of Article 36.1 of the Banking Law of Mongolia as discussed above under “Risk Factors — Risks Relating to the Mongolian Banking Industry — If we fail to comply with the various regulatory requirements applicable to us including the Banking Law of Mongolia, we may face regulatory action, our reputation could be harmed and our business, financial condition and results of operations could be materially and adversely affected,” we could become subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company, which the SEC does not currently allow absent application for a special order permitting such registration and finding it is both legally and practically feasible effectively to enforce the provisions of the Investment Company Act against the applicant and that the application is otherwise consistent with the public interest and the protection of investors. Any such application and order would result in significant registration and compliance costs, could require changes to our corporate governance structure and financial reporting, could restrict our activities going forward and could adversely impact our existing capital structure. In addition, if we were to become inadvertently subject to the Investment Company Act of 1940, any violation of this law could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that our contracts would be deemed unenforceable.

Our Controlling Shareholder has substantial influence over our company. Their interests may not be aligned with the interests of our other shareholders, and they could prevent or cause a change of control or other transactions.

As of the date of this prospectus, our Controlling Shareholder holds [●]% of our total issued and outstanding Ordinary Shares, representing [●]% of our voting power, and will hold [●]% of our total issued and outstanding Ordinary Shares, representing [●]% of our total voting power, upon consummation of this Offering, assuming that the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares.

Accordingly, our Controlling Shareholder could have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. Without the consent of our Controlling Shareholder, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our Controlling Shareholder may differ from the interests of our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our Ordinary Shares. For more information regarding our principal shareholder, see “Principal Shareholders.”

The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Ordinary Shares in the public market after the completion of this Offering, or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this prospectus, we had [●] Ordinary Shares outstanding. The Ordinary Shares sold in this Offering will be freely tradable without restriction or further registration under the Securities Act, and Ordinary Shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be [●] Ordinary Shares outstanding immediately after this Offering, assuming no exercise of the related over-allotment option. In connection with this Offering, we, our directors and officers named in the section “Management,” and holders of 1% or more of our Ordinary Shares have agreed not to sell any Ordinary Shares until 180 days after the closing of this Offering without the prior written consent of the underwriters, subject to certain exceptions. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares. See “Plan of Distribution” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this Offering.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value in the future or even maintain the price at which you purchased our Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment.

Because our public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Ordinary Shares in this Offering, you will pay more for each Ordinary Shares than the corresponding amount paid by existing shareholders for their Ordinary Shares. If you purchase Ordinary Shares in this Offering at a public offering price of $[●] per share, you will suffer immediate and substantial dilution of approximately US$[●] per share in the net tangible book value of the Ordinary Shares, assuming no exercise of the over-allotment option. See “Dilution” for a more complete description of how the value of your investment in our Ordinary Shares will be diluted upon the completion of this Offering.

We will have broad discretion in the use of proceeds of this Offering.

We currently intend to use the net proceeds from this Offering for the following purposes: (i) investments in technology, (ii) sales channel development and expansion and (iii) support our lending activities, both domestically and in selected regional markets within Central Asia. See “Use of Proceeds” on page 35 for more information. Our management will have broad discretion over the use and investment of the net proceeds of the IPO within and also potentially among those categories. Accordingly, investors in the IPO have only limited information concerning management’s specific intentions and will need to rely upon the judgment of our management with respect to the use of proceeds.

Our management will have considerable discretion in deciding how to apply these proceeds, including for any of the purposes described in the section titled “Use of Proceeds.” Because of the number and variability of factors that will determine our full use of our net proceeds from the IPO, their ultimate use may vary substantially from their currently intended use. This creates uncertainty for our Shareholders and could adversely affect our Company’s business, prospects, financial condition and results of operations. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of the IPO. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase the share price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

Risks Relating to Our Corporate Structure

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands (“Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies). Our directors have discretion under our Amended and Restated Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or Controlling Shareholder than they would as public shareholders of a company incorporated in the United States.

We are a foreign private issuer and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempted from certain provisions of the Exchange Act that are applicable to U.S. public companies, including:

●	the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act imposing liability on insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act that require the filing of quarterly reports on Form 10-Q containing unaudited financial and other specified information and current reports on Form 8-K upon the occurrence of specified significant events.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers. In addition, while our officers and directors will be subject to the reporting requirements of Section 16 of the Exchange Act and the rules thereunder pursuant to the recent enactment of the Holding Foreign Insiders Accountable Act, our principal shareholders will be exempt from such reporting requirements. Therefore, our shareholders may not know on a timely basis when our principal shareholders purchase or sell our Ordinary Shares. In addition, none of our officers, directors or principal shareholders will be subject to the “short-swing” profit recovery provisions of Section 16(b) of the Exchange Act.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report on Form 20-F after we have already become a publicly held company. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, when required, our new reporting obligations will likely place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment when required, we could suffer material misstatements in our financial statements and fail to meet our new reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

Following this Offering, we will be subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increase We are a foreign private issuer and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issued general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. Laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act of 2010, the Sarbanes-Oxley Act of 2002, regulations related thereto and the rules and regulations of the SEC and the NYSE American, will significantly increase our costs as well as the time that must be devoted to compliance matters. We expect that compliance with these laws, rules, regulations and standards will substantially increase our expenses, including our legal and accounting costs, and make some of our operating activities more time-consuming and costly. These new public company obligations also will require attention from our senior management and could divert their attention away from the day-to-day management of our business. We also expect these laws, rules, regulations and standards to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Ordinary Shares, fines, sanctions and other regulatory actions and potential civil litigation.

Our management team has limited experience managing a public company listed in the U.S.

Most members of our management team have not previously served as management of a publicly traded company on a US stock exchange and may not have experience complying with the increasingly complex laws pertaining to such public companies. Our management team may not successfully or efficiently manage a public company that is subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws as well as the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business and financial performance.

Judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this prospectus reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Appleby, our counsel as to the laws of the Cayman Islands, has advised us that any final and conclusive judgment for a definite sum (not being a sum payable in respect of taxes or other charges of a like nature nor a fine or other penalty) and/or certain non-monetary judgments rendered in any action or proceedings brought against our Company in a foreign court (other than certain judgments of a superior court of certain states of the Commonwealth of Australia) will be recognized as a valid judgment by the courts of the Cayman Islands without re-examination of the merits of the case. On general principles, we would expect such proceedings to be successful provided that the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in the Cayman Islands and the judgment is not contrary to public policy in the Cayman Islands, has not been obtained by fraud or in proceedings contrary to natural justice.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth Company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Ordinary Shares to be less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the NYSE American LLC Company Guide.

As a company incorporated in the Cayman Islands, we may adopt certain home country practices in relation to corporate governance matters that may differ significantly from corporate governance requirements of the NYSE American. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance requirements of the NYSE American.

As a company incorporated under the laws of the Cayman Islands that is listed on the NYSE American, we are subject to the NYSE American corporate governance listing standards. However, the NYSE American LLC Company Guide permits a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands which is our home country, may differ significantly from corporate governance requirements of the NYSE American, including, but not limited to, board of directors independent requirements, director nomination procedures, compensation committee matters. We may follow our home country law instead of the NYSE American LLC Company Guide that require us to obtain shareholder approval for certain dilutive events, such as certain transactions other than a public offering involving issuances of a 20% or greater interest in the Company, and acquisitions of the stock or assets of another Company. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under the corporate governance requirements of the NYSE American applicable to U.S. domestic issuers.

We will be a “controlled company” within the meaning of the NYSE American LLC Company Guide and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We will be a “controlled company” as defined under the NYSE American LLC Company Guide because our Controlling Shareholder will beneficially own approximately [●]% of our then-issued and outstanding Ordinary Shares, and will be able to exercise approximately [●]% of the total voting power of our issued and outstanding shares immediately after the consummation of this Offering, assuming the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. At this time, we do not intend to rely on these exemptions to corporate governance requirements as a controlled company. However, we may elect to do so in the future. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

There can be no assurance that we will not be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our Ordinary Shares to significant adverse U.S. income tax consequences.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this prospectus captioned “Taxation – Certain Material United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. Prospective investors who are U.S. taxpayers should note that, if we are determined to be a PFIC for any taxable year, we do not currently intend to prepare or provide the information that would enable investors to make a qualified electing fund election which, if available, would result in different (and generally, less adverse) U.S. federal income tax consequences under the PFIC rules.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding our client base;

●	our relationships with our business partners;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to protect our intellectual property rights and secure the right to use other intellectual property that we deem to be essential or desirable to the conduct of our business;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	overall industry and market performance; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains certain data and information that we obtained from various government and private publications including industry data and information. Statistical data in these publications also include projections based on a number of assumptions. The foreign exchange industry in Mongolia, may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Ordinary Shares. In addition, the new and rapidly changing nature of the foreign exchange industries results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors than the United States.

Substantially all of our assets are located in Mongolia. In addition, a majority of our directors and officers are nationals or residents of Mongolia and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed [●] as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Cayman Islands

Appleby, our Cayman Islands counsel has advised us that any final and conclusive judgment for a definite sum (not being a sum payable in respect of taxes or other charges of a like nature nor a fine or other penalty) and/or certain non-monetary judgments rendered in any action or proceedings brought against our Company in a foreign court (other than certain judgments of a superior court of certain states of the Commonwealth of Australia) will be recognized as a valid judgment by the courts of the Cayman Islands without re-examination of the merits of the case. On general principles, we would expect such proceedings to be successful provided that the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in the Cayman Islands and the judgment is not contrary to public policy in the Cayman Islands, has not been obtained by fraud or in proceedings contrary to natural justice.

Singapore

Bird & Bird ATMD LLP, our Singapore counsel, has advised us that it is possible that the Singapore courts may not (i) recognize or enforce judgments of courts in the United States, based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States; or (ii) enter judgments in original actions brought in the Singapore courts based solely on the civil liability provisions of these securities laws. An in personam final and conclusive judgment in the federal or state courts of the United States and on the merits of the case under which a fixed or ascertainable sum of money is payable may be enforced as a debt in the Singapore courts under the common law as long as it is established that the Singapore courts have jurisdiction over the judgment debtor. Additionally, the court where the judgment was obtained must have had international jurisdiction over the party sought to be bound in the local proceedings. However, the Singapore courts are unlikely to enforce a foreign judgment if (a) the foreign judgment is inconsistent with a prior local judgment that is binding; (b) the enforcement of the foreign judgment would contravene the public policy of Singapore; (c) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (d) the foreign judgment was obtained by fraud; or (e) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign penal, revenue or other public law.

In particular, the Singapore courts may potentially not allow the enforcement of any foreign judgment for a sum payable in respect of taxes, fines, penalties or other similar charges, including the judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States. In respect of civil liability provisions of the United States federal and state securities law which permit punitive damages against us and our Directors or Executive Officers, it is uncertain as to whether a judgment of a United States court awarding punitive damages under such civil liability provisions would be regarded by the Singapore courts as being pursuant to foreign penal, revenue or other public laws. We are not aware of any decision of the Singapore courts that has specifically addressed this issue.

Mongolia

KhanLex Partners LLP, our Mongolian counsel, has advised us that there is likewise uncertainty as to whether the courts of Mongolia would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (ii) entertain original actions brought in Mongolia against us or our directors or officers predicated upon such laws.

Under the Law of Mongolia on Civil Procedure (2002) and the Law of Mongolia on International Treaties (2017), Mongolian courts may recognize and enforce a final judgment of a foreign court only if there is a treaty or reciprocal arrangement between Mongolia and the jurisdiction in which the judgment was rendered. Mongolia does not have a treaty or reciprocal enforcement arrangement with the United States for the recognition of civil judgments. Accordingly, a final judgment of a United States court would not be directly enforceable in Mongolia.

In the absence of a treaty, a party may bring a new civil action in Mongolia based on the underlying claim, and a Mongolian court may, at its discretion, consider the foreign judgment as evidentiary support rather than as a binding decision. However, enforcement would depend on the Mongolian court’s independent review of the facts, applicable Mongolian law, and public policy considerations.

Under Mongolian law, judgments and arbitral awards rendered by a foreign court or arbitral tribunal may be enforced in Mongolia only if they do not conflict with public policy, national security, or fundamental principles of Mongolian law. While Mongolia is a signatory to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards (1958), which allows enforcement of foreign arbitral awards, there is no equivalent regime for foreign court judgments.

Consequently, there can be no assurance that a judgment of a United States court predicated upon the civil liability provisions of the United States federal securities laws would be recognized or enforced by Mongolian courts. Similarly, there is no assurance that a Mongolian court would entertain an original action predicated upon the securities laws of the United States or any state thereof.

In addition, the Mongolian judicial system is still developing, and court proceedings can be subject to delays, inconsistent interpretation of law, and limited practical experience in the enforcement of complex cross-border commercial judgments. As a result, it may be difficult to obtain swift and equitable remedies in Mongolia or to enforce judgments obtained outside Mongolia against our company, our directors, or officers.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $[●] per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this Offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $[●] if the underwriters do not exercise their over-allotment option, and $[●] if the underwriters exercise their over-allotment option in full.

We plan to use the net proceeds we receive from this Offering for the following purposes:

●	Approximately [70]%, or $[●], of the net proceeds will be used to support our lending activities, both domestically and in selected regional markets within Central Asia. In particular, we intend to allocate a meaningful portion of these proceeds to expand our micro-lending and digital lending operations in Kazakhstan and Uzbekistan, subject to applicable regulatory approvals in those jurisdictions. This strategy includes establishing digital origination and credit-scoring capabilities, forming local partnerships where appropriate, and funding loan growth in targeted retail and micro-enterprise segments. We believe these markets offer significant opportunities for technology-enabled, data-driven lending products due to comparatively low financial services penetration and increasing demand for digital credit solutions. The remaining portion of this allocation will support the expansion of our loan portfolio in our home market, including consumer, small-and-medium enterprise (“SME”), and corporate lending.

●	Approximately [20]%, or $[●], of the net proceeds will be used to invest in technology, including enhancements to our digital products and services, upgrades to our core banking systems, increased automation, cybersecurity improvements, and the continued development of our digital infrastructure to support scalable growth across our operating regions.

●	Approximately [10]%, or $[●], of the net proceeds will be used for sales channel development and expansion, including the initiation and scaling of custodian banking services, wealth management and private banking offerings, the development of new client acquisition channels, and the strengthening of our distribution and relationship-management capabilities.

Pending the use of the net proceeds as described above, we may invest the funds in short-term, interest-bearing, investment-grade securities or bank deposits.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this Offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this Offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments. To the extent that our actual net proceeds are not sufficient to fund all of the proposed purposes, we will decrease our allocation of the net proceeds for the purposes set out above on a pro rata basis unless and until we can raise the balance of the funds required through equity or debt financing to fully fund our proposed uses above.

DIVIDENDS AND DIVIDEND POLICY

We are a holding company and, as such, our ability to pay dividends is subject to the ability of our subsidiaries to pay dividends to us.

The declaration, amount and payment of dividends may be determined by our board of directors, subject to solvency tests.

Pursuant to the Amended and Restated Articles of Association, our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that it may only pay dividends out of its profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in it being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid, or would be in violation of the relevant provisions, if any, of our Amended and Restated Articles of Association. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

Our Company was incorporated on January 21, 2026, as part of a Reorganization (as defined below), and we have not declared or paid any dividends since incorporation. For the years ended December 31, 2024 and 2025, which were prior to the Reorganization, Bogd Bank distributed 21.88% and 17.8% of our profit for the year to our then-shareholders through dividend payments and Bogd Bank reinvested the remaining portion to support its growth strategy.

We may adopt a dividend policy in the future based on a number of factors, including earnings, cash flow, capital requirements of our subsidiaries, our financial condition and other factors that our board of directors and our shareholders may deem relevant. We estimate that any future dividend policy will be substantially in line with historical distributions prior to our Reorganization.

For additional information regarding risks that could materially adversely affect our ability to pay dividends, see “Risk Factors — Risks Relating to Our Business — We are a holding company with no operations of our own and, as such, we depend on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any.”.

For additional information regarding taxation of dividends, see “Taxation”.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2025:

●	on an actual basis;

●	on a pro forma basis to reflect the Reorganization; and

●	on a pro forma as adjusted basis to reflect the Reorganization, and the issuance and sale of the Ordinary Shares by us in this Offering at the assumed initial public offering price of $[●] per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated commissions to the underwriters and the estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and “Selected Financial and Statistical Information”, and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

As of December 31, 2025
	Actual	Pro forma to reflect the Reorganization	Pro Forma as adjusted to reflect the Reorganization and the Offering
	$	$	$
Equity
Share capital (Ordinary Shares, $0.0001 par value per share, 500,000,000 Ordinary Shares authorized, [●] Ordinary Shares issued and outstanding on an actual basis; [●] Ordinary Shares issued and outstanding on a pro forma basis to reflect the Reorganization, and [●] Ordinary Shares issued and outstanding on a pro forma as adjusted basis to reflect the Reorganization and the Offering
Subscription receivable
Additional paid-in capital(1)
Statutory reserves
Contributed capital
Accumulated deficit
Accumulated other comprehensive income
Total equity
Total capitalization

(1)	Pro forma additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting fee, underwriters’ expense allowance and other expenses. We expect to receive net proceeds of (a) approximately $[●] ($[●], less underwriting fee of $[●] and offering expenses of approximately $[●], based on the assumed initial public offering price of $[●] per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus).

A $1.00 increase (decrease) in the assumed initial public offering price of $[●] per Ordinary Share would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $[●] million, assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Share and our net tangible book value per Share after this Offering. Dilution results from the fact that the initial public offering price per Share is substantially in excess of the net tangible book value per Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of December 31, 2025, was $[●], or $[●] per Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Share (as adjusted for the Offering) from the initial public offering price per Share and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

The pro forma net tangible book value of our Ordinary Shares, as of December 31, 2025 was US$[●], or US$[●] per Ordinary Share. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the Reorganization. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of December 31, 2025, after giving effect to the pro forma adjustments describe above.

After giving effect to our sale of [●] Ordinary Shares offered in this Offering based on an assumed initial public offering price of $[●] per Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deduction of the estimated underwriting discounts and the estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2025, would have been $[●], or $[●] per outstanding Share. This represents an immediate increase in net tangible book value of $[●] per Share to the existing shareholders, and an immediate dilution in net tangible book value of $[●] per Share to investors purchasing Ordinary Shares in this Offering. The pro forma as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Assumed Initial public offering price per Ordinary Share	$	$
Net tangible book value per Share as of December 31, 2025	$	$
Increase in net tangible book value per Ordinary Share attributable to payments by new investors	$	$
Pro forma net tangible book value per Ordinary Share immediately after this Offering	$	$
Amount of dilution in net tangible book value per Ordinary Share to new investors in the Offering	$	$

The following tables summarize, on a pro forma as adjusted basis as of December 31, 2025, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Share before deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

	Ordinary Shares purchased			Total consideration			Average price per Ordinary
Over-allotment option not exercised	Number	Percent		Amount	Percent		Share
($ in thousands)
Existing shareholder			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

	Ordinary Shares purchased			Total consideration			Average price per Ordinary
Over-allotment option exercised in full	Number	Percent		Amount	Percent		Share
($ in thousands)
Existing shareholder			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this Offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this Offering determined at the pricing.

SELECTED FINANCIAL AND STATISTICAL INFORMATION

The following information should be read together with our financial statements included in this prospectus as well as the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Average Balance Sheet

The average balances are the sum of monthly average balances outstanding. The yield on average interest-earning assets is the ratio of interest earned to average interest-earning assets. The cost of average interest-bearing liabilities is the ratio of interest expended to average interest-bearing liabilities. The average balances of advances include default advances and are net of allowance for loan losses. We have re-calculated tax-exempt income on a tax-equivalent basis. Other interest income has been bifurcated into tugrik and foreign currency amounts in order to facilitate the explanation of movements of tugrik and foreign currency spreads and margins.

The following tables set forth, for the periods indicated, the average balances of the assets and liabilities, which contribute to the major components of interest earned, interest expended and net interest income.

	Year Ended December 31, 2024			Year Ended December 31, 2025
	Average	income/	Average	Average	income/	Average
	balance	expense	yield/cost	balance	expense	yield/cost
Assets:	(MNT in thousand)
Tugrik	158,811,900	34,497,335	21.72%	219,570,450	51,774,816	23.58%
Foreign currency	22,064	8,482	38.44%	19,907	7,407	37.21%
Consumer	158,833,964	34,505,817	21.72%	219,590,357	51,782,223	23.58%
Tugrik	47,583,055	4,233,358	8.90%	56,799,426	6,471,219	11.39%
Foreign currency	-	-	-	-	-	-
Mortgage	47,583,055	4,233,358	8.90%	56,799,426	6,471,219	11.39%
Tugrik	215,665,600	50,773,362	23.54%	295,114,714	65,192,817	22.09%
Foreign currency	5,688,122	131,365	2.31%	828,001	146,174	17.65%
Business	221,353,722	50,904,727	23.00%	295,942,715	65,338,991	22.08%
Total advances	427,770,741	89,643,902	20.96%	572,332,498	123,592,433	21.59%
Total investments:			0.00%			0.00%
Tugrik	14,441,517	5,211,952	36.09%	16,135,417	6,755,505	41.87%
Foreign currency	53,776,211	6,097,669	11.34%	100,429,219	5,171,927	5.15%
Total investments	68,217,728	11,309,621	16.58%	116,564,636	11,927,432	10.23%
Lending with the Bank of Mongolia:
Tugrik	102,833,334	8,773,011	8.53%	102,541,667	9,961,588	9.71%
Foreign currency	3,380,940	41,317	1.22%	-	-	0.00%
Total lending with the Bank of Mongolia	106,214,274	8,814,328	8.30%	102,541,667	9,961,588	9.71%
Deposits in other banks:	-	-	0.00%	-	-	0.00%
Tugrik	17,399,367	1,415,911	8.14%	37,858,299	2,694,120	7.12%
Foreign currency	16,723,497	962,253	5.75%	26,901,146	262,819	0.98%
Total deposits in other banks	34,122,864	2,378,164	6.97%	64,759,445	2,956,939	4.57%
Other interest income:
Tugrik	-	-	-	-	-	-
Foreign currency	-	-	-	-	-	-
Total other interest income	-	-	-	-	-	-
Interest-earning assets:
Tugrik	556,734,770	104,904,931	18.84%	728,019,971	142,850,071	19.62%
Foreign currency	79,590,833	7,241,084	9.10%	128,178,271	5,588,325	4.36%
Total interest-earning assets	636,325,603	112,146,015	17.62%	856,198,242	148,438,396	17.34%
Cash and due from banks	19,887,489	-	-	19,665,347	-	-
Non-earning Bank of Mongolia replacement	67,884,570	-	-	78,125,134	-	-
Fixed assets	34,632,257	-	-	50,191,196	-	-
Other assets	47,814,141	-	-	53,642,111	-	-
Total non-earning assets	170,218,457	-	-	201,623,788	-	-
Total assets	806,544,060	112,146,015	-	1,057,822,030	148,438,396	-

	Year Ended December 31, 2024			Year Ended December 31, 2025
	Average	income/	Average	Average	income/	Average
	balance	expense	yield/cost	balance	expense	yield/cost
	(MNT in thousand)
Liabilities:
Tugrik	290,369,470	28,238,220	9.72%	331,146,776	35,524,452	10.73%
Foreign currency	145,548,864	9,212,908	6.33%	152,549,717	9,631,883	6.31%
Total deposits	435,918,334	37,451,128	8.59%	483,696,493	45,156,335	9.34%
Tugrik	253,238,849	27,786,174	10.97%	292,602,337	34,822,616	11.90%
Foreign currency	136,985,362	9,208,829	6.72%	143,465,493	9,609,837	6.70%
Total time deposits	390,224,211	36,995,003	9.48%	436,067,830	44,432,453	10.19%
Tugrik	4,374,318	289,580	6.62%	6,422,417	438,355	6.83%
Foreign currency	300,968	3,720	1.24%	1,194,823	19,100	1.60%
Total other demand deposits	4,675,286	293,300	6.27%	7,617,240	457,455	6.01%
Tugrik	32,756,304	162,466	0.50%	32,122,023	263,481	0.82%
Foreign currency	8,262,535	359	0.00%	7,889,402	2,947	0.04%
Total current account deposits	41,018,839	162,825	0.40%	40,011,425	266,428	0.67%

Long term borrowings:	-	-		-	-
Tugrik	-	-		-	-
Foreign currency	138,864,271	15,968,978	11.50%	249,346,758	34,843,371	13.97%
Total long term borrowings	138,864,271	15,968,978	11.50%	249,346,758	34,843,371	13.97%
	-	-		-	-
Short-term borrowings:	-	-		-	-
Tugrik	20,062,215	986,330	4.92%	24,264,981	504,898	2.08%
Foreign currency	-	-	0.00%	-	-	0.00%
Total borrowings under liquidity adjustment facility with the Bank of Mongolia	20,062,215	986,330	4.92%	24,264,981	504,898	2.08%
	-	-
Repo borrowings:	-	-		-	-
Tugrik	43,318,747	3,952,715	9.12%	49,108,694	4,919,033	10.02%
Foreign currency	2,901,407	136,822	4.72%	22,414,462	1,501,476	6.70%
Total repo borrowings	46,220,154	4,089,537	8.85%	71,523,156	6,420,509	8.98%
	-	-		-	-
Other short term borrowings:	-	-		-	-
Tugrik	6,515,985	714,453	10.96%	8,482,364	739,590	8.72%
Foreign currency	-	-
Total other short term borrowings	6,515,985	714,453	10.96%	8,482,364	739,590	8.72%
	-	-
Total short term borrowings:	-	-
Tugrik	26,578,199	1,700,783	6.40%	32,747,344	1,244,488	3.80%
Foreign currency	-	-
Total short term borrowings	26,578,199	1,700,783	6.40%	32,747,344	1,244,488	3.80%
	-	-
Total borrowings:	-	-
Tugrik	69,896,946	5,653,498	8.09%	81,856,038	6,163,520	7.53%
Foreign currency	141,765,678	16,105,800	11.36%	271,761,220	36,344,846	13.37%
Total borrowings	211,662,624	21,759,298	10.28%	353,617,258	42,508,366	12.02%
	-	-
Interest-bearing liabilities:	-	-
Tugrik	360,266,415	33,891,718	9.41%	413,002,813	41,687,971	10.09%
Foreign currency	287,314,542	25,318,708	8.81%	424,310,937	45,976,729	10.84%
Total interest-bearing liabilities	647,580,957	59,210,426	9.14%	837,313,750	87,664,700	10.47%
Other liabilities	9,349,130	-		35,090,759	-
Total liabilities	656,930,087	59,210,426		872,404,509	87,664,700
Stockholders equity	149,613,972	-		185,417,521	-
Total liabilities and stockholders equity	806,544,059	59,210,426		1,057,822,030	87,664,700
Net Yield on interest earning assets	636,325,603	52,935,589	8.32%	856,198,242	60,773,696	7.10%

(1)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

Analysis of Changes in Interest Earned and Interest Expended: Volume and Rate Analysis

The following table sets forth, for the periods indicated, the changes in the components of net interest income. The changes in net interest income between periods have been reflected as attributed either to volume or rate changes. For the purpose of this table, changes which are due to both volume and rate have been allocated solely to volume.

	Year Ended December 31, 2025 Increase (decrease) due to
	Net change /average balance/	Net change /income,expense/	Interest earned Change in volume	Interest earned Change in rate	Change in average yield cost
	(MNT in thousand)
Interest earned:
Advances:
Tugrik	60,758,550	17,277,481	13,193,367	4,084,114	1.86%
Foreign currency	(2,157)	(1,075)	(830)	(245)	-1.23%
Consumer	60,756,393	17,276,406	13,192,537	4,083,869	1.86%
Tugrik	9,216,371	2,237,861	821,791	1,416,070	2.49%
Foreign currency	-	-	-	-
Mortgage	9,216,371	2,237,861	821,791	1,416,070	2.49%
Tugrik	79,449,114	14,419,455	18,696,642	(4,277,187)	-1.45%
Foreign currency	(4,860,121)	14,809	(112,238)	127,047	15.34%
Business	74,588,993	14,434,264	18,584,404	(4,150,140)	-0.92%
Total advances	144,561,757	33,948,531	32,598,732	1,349,799	0.63%
Total investments:	-	-	-	-
Tugrik	1,693,900	1,543,553	611,320	932,233	5.78%
Foreign currency	46,653,008	(925,742)	5,291,004	(6,216,746)	-6.19%
Total investments	48,346,908	617,811	5,902,324	(5,284,513)	-6.35%
Lending with the Bank of Mongolia:	-	-	-	-
Tugrik	(291,667)	1,188,577	(26,207)	1,214,784	1.18%
Foreign currency	(3,380,940)	(41,317)	(41,317)	-	-1.22%
Total lending with the Bank of Mongolia	(3,672,607)	1,147,260	(67,524)	1,214,784	1.41%
Deposits in other banks:	-	-	-	-
Tugrik	20,458,932	1,278,209	1,665,755	(387,546)	-1.02%
Foreign currency	10,177,649	(699,434)	584,563	(1,283,997)	-4.77%
Total deposits in other banks	30,636,581	578,775	2,250,318	(1,671,543)	-2.40%
Other interest income:	-	-	-	-
Tugrik	-	-	-	-
Foreign currency	-	-	-	-
Total other interest income	-	-	-	-
Interest-earning assets:	-	-	-	-
Tugrik	171,285,201	37,945,140	34,962,668	2,982,472	0.78%
Foreign currency	48,587,438	(1,652,759)	5,721,182	(7,373,941)	-4.74%
Total interest-earning assets	219,872,639	36,292,381	40,683,850	(4,391,469)	-0.28%
Cash and due from banks	(222,142)	-
Non-earning Bank of Mongolia replacement	10,240,564	-
Fixed assets	15,558,939	-
Other assets	5,827,970	-
Total non-earning assets	31,405,331	-
Total assets	251,277,970	36,292,381

	Net change /average balance/	Net change /income,expense/	Interest earned Change in volume	Interest earned Change in rate	Change in average yield cost
	(MNT in thousand)
Liabilities:
Tugrik	40,777,306	7,286,232	4,446,030	2,840,202	1.01%
Foreign currency	7,000,853	418,975	442,789	(23,814)	-0.02%
Total deposits	47,778,159	7,705,207	4,888,819	2,816,388	0.75%
Tugrik	39,363,488	7,036,442	4,312,302	2,724,140	0.93%
Foreign currency	6,480,131	401,008	432,052	(31,044)	-0.02%
Total time deposits	45,843,619	7,437,450	4,744,354	2,693,096	0.71%
Tugrik	2,048,099	148,775	135,584	13,191	0.21%
Foreign currency	893,855	15,380	11,096	4,284	0.36%
Total other demand deposits	2,941,954	164,155	146,680	17,475	-0.26%
Tugrik	(634,281)	101,015	(1,856)	102,871	0.32%
Foreign currency	(373,133)	2,588	(359)	2,947	0.04%
Total current account deposits	(1,007,414)	103,603	(2,215)	105,818	0.27%
	-	-	-	-
Long term borrowings:	-	-	-	-
Tugrik	-	-	-	-
Foreign currency	110,482,487	18,874,393	12,705,899	6,168,494	2.47%
Total long term borrowings	110,482,487	18,874,393	12,705,899	6,168,494	2.47%
	-	-	-	-
Short-term borrowings:	-	-	-	-
Tugrik	4,202,766	(481,432)	207,507	(688,939)	-2.84%
Foreign currency	-	-	-	-	0.00%
Total borrowings under liquidity adjustment facility with the Bank of Mongolia	4,202,766	(481,432)	207,507	(688,939)	-2.84%
	-	-	-	-
Repo borrowings:	-	-	-	-
Tugrik	5,789,947	966,318	525,998	440,320	0.90%
Foreign currency	19,513,055	1,364,654	921,141	443,513	1.98%
Total repo borrowings	25,303,002	2,330,972	1,447,139	883,833	0.13%
	-	-	-	-
Other short term borrowings:	-	-	-	-
Tugrik	1,966,379	25,137	215,214	(190,077)	-2.24%
Foreign currency	-	-	-	-	0.00%
Total other short term borrowings	1,966,379	25,137	215,214	(190,077)	-2.24%
	-	-	-	-
Total short term borrowings:	-	-	-	-	0.00%
Tugrik	6,169,145	(456,295)	395,047	(851,342)	-2.60%
Foreign currency	-	-	-	-
Total short term borrowings	6,169,145	(456,295)	395,047	(851,342)	-2.60%
	-	-	-	-
Total borrowings:	-	-	-	-
Tugrik	11,959,092	510,022	968,655	(458,633)	-0.56%
Foreign currency	129,995,542	20,239,046	14,766,275	5,472,771	2.01%
Total borrowings	141,954,634	20,749,068	15,734,930	5,014,138	1.74%
	-	-	-	-
Interest-bearing liabilities:	-	-	-	-
Tugrik	52,736,398	7,796,253	4,971,847	2,824,406	0.68%
Foreign currency	136,996,395	20,658,021	12,063,086	8,594,935	2.03%
Total interest-bearing liabilities	189,732,793	28,454,274	17,034,933	11,419,341	1.33%
Other liabilities	25,741,629	-
Total liabilities	215,474,422	28,454,274
Stockholders equity	35,803,549	-
Total liabilities and stockholders equity	251,277,971	28,454,274

Investment portfolio

Maturity profile wise yields on debt securities

The following table sets forth, at the date indicated, the maturity profile outstanding amount of our investments in debt securities classified as available-for-sale. This maturity profile is based on repayment dates and does not reflect re-pricing dates of floating rate investments.

	At December 31, 2025 (MNT in thousand)					At December 31, 2024 (MNT in thousand)
	Up to one year	One to five years	Five to ten years	More than ten years	Total debt securities(1)	Up to one year	One to five years	Five to ten years	More than ten years	Total debt securities(1)
Corporate debt securities	-	36,248,044	-	-	36,248,044	934,803	40,134,692	-	-	41,069,495
Government securities	3,532,603	85,928,352	-	-	89,460,955	-	23,387,705	-	-	23,387,705
Other securities	-	-	-	-	-	-	-	-	-	-
Total debt securities[1]	3,532,603	122,176,396	-	-	125,708,999	934,803	63,522,397	-	-	64,457,200

(1)	Includes securities denominated in different currencies.

(2)	Maturity profile is based on residual maturity from the balance sheet date.

(3)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

Funding

Our funding operations are designed to ensure stability of funding, minimize funding costs and effectively manage liquidity. Our primary source of domestic funding is deposits raised from both retail and corporate customers. We also raise funds through short-term Tugrik borrowings, refinance borrowings and domestic or overseas bond offerings. Our domestic bond borrowings include long-term bond borrowings for financing infrastructure projects and affordable housing in accordance with the BOM guidelines. See also “Business — Overview of Our Products and Services — Commercial Banking for Retail Customers — Retail Deposits.”

Maturity profile of deposits

The following table sets forth, at the date indicated, the contractual maturity profile of deposits, by type of deposit at December 31, 2025.

	At December 31, 2025
	Up to one year	After one year and within three years	After three years	Total
	(in thousand)
Interest-bearing deposits:
Time deposits(1)	420,883,619	19,640,310	3,960,829	444,484,758
Demand deposits	8,042,886	-	-	8,042,886
Non-interest-bearing deposits:	-	-	-	-
Current deposits(1)	66,041,694	-	-	66,041,694
Guarantee and LC funds	743,979	-	-	743,979
Total deposits	495,712,178	19,640,310	3,960,829	519,313,317

(1)	Savings and other demand deposits are payable on demand and hence are classified in the “Up to one year” category.

The following table sets forth, at the date indicated, the contractual maturity profile of deposits, by type of deposit at December 31, 2024.

	At December 31, 2024
	Up to one year	After one year and within three years	After three years	Total
	(in thousand)
Interest-bearing deposits:
Time deposits(1)	360,742,607	12,941,038	4,079,200	377,762,845
Demand deposits	8,152,341	-	-	8,152,341
Non-interest-bearing deposits:	-	-	-	-
Current deposits(1)	67,152,394	-	-	67,152,394
Guarantee and LC funds	747,542	-	-	747,542
Total deposits	436,794,884	12,941,038	4,079,200	453,815,122

(1)	Savings and other demand deposits are payable on demand and hence are classified in the “Up to one year” category.

Uninsured deposits

The following table sets forth, for the periods indicated, the estimated amount of time deposits that exceed the insurance limit, segregated by remaining maturity and the estimated amount of total deposits that are otherwise uninsured:

	At December 31, 2025 (in thousand)
	3 months or less	Over 3 months through 6 months	Over 6 months through 12 months	Over 12 months	Total
Uninsured time deposits
Mongolia	8,204,383	7,028,987	28,377,288	6,986,621	50,597,279
Outside Mongolia
Total uninsured time deposits	8,204,383	7,028,987	28,377,288	6,986,621	50,597,279

	At December 31, 2024 (in thousand)
	3 months or less	Over 3 months through 6 months	Over 6 months through 12 months	Over 12 months	Total
Uninsured time deposits
Mongolia	9,460,680	4,325,491	7,619,126	7,732,224	29,137,521
Outside Mongolia
Total uninsured time deposits	9,460,680	4,325,491	7,619,126	7,732,224	29,137,521

Total uninsured deposits at December 31, 2024 were MNT 29.14 billion and at December 31, 2025 were MNT 50.59 billion.

The classification between “in Mongolia” and “outside Mongolia” is based on the domicile of the booking unit. In Mongolia, the insured deposit calculations are based on guidelines prescribed by Deposit Insurance Corporation. The insured amount limit prescribed by Deposit Insurance Corporation is up to a maximum amount of MNT 20 million per depositor (included all type of deposits), per insured bank. The standard insurance amount for time deposits outside Mongolia is based on the insurance limits approved by the regulator in the respective foreign jurisdiction. The insurance coverage is allocated first to savings account deposits, then to current account deposits and lastly to time deposits of a depositor. For time deposits, the highest residual maturity buckets are considered for allocation of insurance coverage.

Risk Management

Asset liability gap

The following table sets forth, at the date indicated, our asset-liability gap position.

	At December 31, 2025(1)
	Less than or equal to one year	Greater than one year and up to five years	Greater than five years	Total
	(in thousand)
Advances (loans), net	130,271,015	691,251,692	242,761,273	1,064,283,980
Investments	42,553,310	154,002,311	29,569,647	226,125,268
Other assets(2)	515,062,591	12,468,562	-	527,531,153
Total assets	687,886,916	857,722,565	272,330,920	1,817,940,401
Capital	-	-	207,050,000	207,050,000
Borrowings	88,447,306	278,080,783	-	366,528,089
Deposits	824,029,751	23,580,412	5,766,887	853,377,050
Other liabilities(3)	39,712,273	4,280,399	-	43,992,672
Total liabilities	952,189,330	305,941,594	212,816,887	1,470,947,811
Total gap before risk management positions	(264,302,414)	551,780,971	59,514,033	346,992,590
Off-balance sheet positions(4)	53,159,122	-	-	53,159,122
Total gap after risk management positions	(211,143,292)	551,780,971	59,514,033	400,151,712

	At December 31, 2024(1)
	Less than or equal to one year	Greater than one year and up to five years	Greater than five years	Total
	(in thousand)
Advances (loans), net	113,409,171	681,193,026	139,059,988	933,662,185
Investments	9,348,838	83,343,304	22,635,839	115,327,981
Other assets(2)	350,193,016	973,448	-	351,166,464
Total assets	472,951,025	765,509,778	161,695,827	1,400,156,630
Capital	-	-	171,043,000	171,043,000
Borrowings	74,667,431	167,676,684	11,713,304	254,057,419
Deposits	582,405,909	15,113,556	5,748,210	603,267,675
Other liabilities(3)	102,358,072	2,207,223	-	104,565,295
Total liabilities	759,431,412	184,997,463	188,504,514	1,132,933,389
Total gap before risk management positions	(286,480,387)	580,512,315	(26,808,687)	267,223,241
Off-balance sheet positions(4)	18,175,768	-	-	18,175,768
Total gap after risk management positions	(268,304,619)	580,512,315	(26,808,687)	285,399,009

(1)

 Includes investments in the nature of equity, cash and cash equivalents and miscellaneous assets and liabilities. Assets and liabilities are classified into the applicable categories based on residual maturity or re-pricing whichever is earlier. Classification methodologies are generally based on asset liability management guidelines, including behavioral studies, as per local policy/regulatory norms of the entities. Items other than current and savings account deposits that neither re-price nor have a defined maturity are included in the ‘Less than or equal to one year’ category. Fixed assets (other than leased assets) have been excluded from the above table. Current and savings account deposits are classified based on behavior study.

(2)	Includes cash and balances with the BOM, balances with banks and money at call and short notice and other assets.

(3)	Includes minority interest, liabilities on policy in force, and other liabilities and provisions.

(4)

Off-balance sheet positions comprises net notional amount of derivatives, including foreign exchange forward contracts.

One of the key factors affecting the Bank’s liquidity position is the alignment of its asset and liability maturities. Accordingly, the maturity classifications used in the liquidity gap analysis are determined by the residual maturity of assets and liabilities. This methodology is applied within the Bank’s asset liability management framework to ensure a realistic assessment of maturity mismatches and liquidity risk

Within the framework of its asset management strategy, the Bank maintains a portfolio structure focused on medium-term loans and investments to generate stable returns over the medium term while balancing risk. On the liabilities side, the Bank pursues a funding strategy aimed at preserving cost efficiency and maintaining adequate liquidity. Although a significant portion of deposit funding has contractual maturities of up to one year, the Bank’s deposits are largely sourced from a stable customer base that historically renews deposits upon maturity. As a result, these deposits exhibit stable funding characteristics and are treated as a reliable source of funding for asset liability management purposes.

Loan portfolio — by fixed or variable interest rate

The following table sets forth, at the date indicated, the amount of our loans with residual contractual maturities greater than one year that had fixed and variable interest rates.

	At December 31, 2025
	Fixed rate loans	Variable rate loans	Total
	(in thousand)
Business	338,434,491		338,434,491
Consumer	131,556,700		131,556,700
Mortgage	60,173,310		60,173,310
Allowance for advances (loan) losses	(1,265,197)		(1,265,197)
Total loans with maturity greater than 1 year	528,899,304		528,899,304

	At December 31, 2024
	Fixed rate loans	Variable rate loans	Total
	(in thousand)
Business	264,598,212		264,598,212
Consumer	152,000,713		152,000,713
Mortgage	56,810,382		56,810,382
Allowance for advances (loan) losses	(1,997,491)		(1,997,491)
Total loans with maturity greater than 1 year	471,411,816		471,411,816

Impact of interest rate movement

The following table sets forth, using the balance sheet at year-end fiscal 2025 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for fiscal 2026, assuming a parallel shift in the yield curve at year-end fiscal 2025.

	At December 31, 2025
	Change in interest rates (in basis points)
	(100)	(50)	50	100
	(MNT in thousand)
Tugrik portfolio	(2,851,141)	(1,425,571)	1,425,571	2,851,141
Foreign currency portfolio	(5,463,905)	(2,731,953)	2,731,953	5,463,905
Total	(8,315,046)	(4,157,524)	4,157,524	8,315,046

Based on our asset and liability position at year-end fiscal 2025, the sensitivity model showed that net interest income from the banking book for fiscal 2025 would rise by MNT 8.31 billion if interest rates increased by 100 basis points. Conversely, the sensitivity model showed that if interest rates decreased by 100 basis points, net interest income for fiscal 2025 would fall by an equivalent amount of MNT 8.31 billion. Sensitivity analysis, which is based upon static interest rate risk profile of assets and liabilities, is used for risk management purposes only and the model above assumes that during the course of the year no other changes are made in the respective portfolios. Actual changes in net interest income will vary from the model. Loans and deposits are not separately presented in the section. Fixed-rate instruments that are not expected to be repriced during the measurement period are excluded, as changes in market interest rates would not affect their contractual cash flows.

The following table sets forth, using the balance sheet at year-end fiscal 2024 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for fiscal 2025, assuming a parallel shift in the yield curve at year-end fiscal 2024.

	At December 31, 2024
	Change in interest rates (in basis points)
	(100)	(50)	50	100
	(MNT in thousand)
Tugrik portfolio	(2,778,512)	(1,389,256)	1,389,256	2,778,512
Foreign currency portfolio	(3,955,196)	(1,977,598)	1,977,598	3,955,196
Total	(6,733,708)	(3,366,854)	3,366,854	6,733,708

Based on our asset and liability position at year-end fiscal 2024, the sensitivity model shows that net interest income from the banking book for fiscal 2024 would rise by MNT 6.73 billion if interest rates increased by 100 basis points. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points, net interest income for fiscal 2024 would fall by an equivalent amount of MNT 6.73 billion.

Price Risk (Trading Book)

The following table sets forth, using the fixed income portfolio at year-end fiscal 2025 as the base, one possible prediction of the impact of changes in interest rates on the value of our fixed income held-for-trading portfolio, assuming a parallel shift in interest rate curve.

	At December 31, 2025
	Change in interest rates (in basis points) – Foreign currency
	Portfolio Size	(100)	(50)	50	100
	(MNT in thousand)
Foreign government securities	84,062,933	(840,629)	(420,315)	420,315	840,629
Foreign corporate debt securities	-	-	-	-	-
Total	84,062,933	(840,629)	(420,315)	420,315	840,629

The following table sets forth, using the fixed income portfolio at year-end fiscal 2024 as the base, one possible prediction of the impact of changes in interest rates on the value of our fixed income held-for-trading portfolio, assuming a parallel shift in interest rate curve.

	At December 31, 2024
	Change in interest rates (in basis points) – Tugrik
	Portfolio Size	(100)	(50)	50	100
	(MNT in thousand)
Foreign government securities	34,427,684	(344,277)	(172,138)	344,277	172,138
Foreign corporate debt securities	-	-	-	-	-
Total	34,427,684	(344,277)	(172,138)	344,277	172,138

Value at risk on equity shares (Proprietary trading book)

Bogd Bank computes value-at-risk using historical simulation model for limit monitoring purposes. The value-at-risk is calculated using the previous one-year market data at a 99% confidence level and a holding period of one day.

The following table sets forth the high, low, average and period-end value-at-risk for the equities portfolio of the proprietary trading group of Bogd Bank for the years ended December 31, 2024 and 2025.

	MNT in thousand
	For the year ended December 31, 2024			At December 31,	For the year ended December 31, 2025			At December 31,
	High	Low	Average	2024	High	Low	Average	2025
Value-at-risk	126,411	5,773	9,077	167,828	17,017	(177,264)	(14,120)	172,413

We monitor the effectiveness of the value-at-risk model by regularly back-testing its performance. Statistically, we would expect to see hypothetical losses in the treasury portfolio in excess of value-at-risk only 1% of the time over a one-year period.

The following table sets forth a comparison of the hypothetical daily profit/(loss), computed on the assumption of no intra-day trading, and value-at-risk calculated using the historical simulation model during the years ended December 31, 2024 and 2025.

	MNT in thousand
	Average for the monthly highest ended December 31, 2024	At December 31, 2024	Average for the year ended December 31, 2025	At December 31, 2025
Value-at-risk	9,077	167,828	(14,120)	172,413

The high and low hypothetical daily profit/(loss) in the equity portfolio of proprietary trading book during fiscal 2025 was MNT 17.02 million and MNT (177.27) million respectively.

While value-at-risk is an important tool for measuring market risk under normal market conditions, it has inherent limitations that should be taken into account, including its inability to accurately predict future losses when extreme events are affecting the markets, because it is based on the assumption that historical market data is indicative of future market performance. Moreover, different value-at-risk calculation methods use different assumptions and hence may produce different results, and computing value-at-risk at the close of the business day would exclude intra-day risk. There is also a general possibility that the value-at-risk model may not fully capture all the risks present in the portfolio.

Derivative and Foreign Exchange Risk (Trading)

The following table sets forth, using the outstanding notional principal of trading derivatives and foreign exchange portfolio at year-end as the base, one possible prediction of the impact of changes in interest rates on the value of our trading derivatives and foreign exchange portfolio, assuming a parallel shift in interest rate curve.

	At December 31, 2025
	Change in interest rates (in basis points)
	Portfolio Size(1)	(100)	(50)	50	100
	(MNT in thousand)
Interest rate derivatives	—	—	—	—	—
Currency derivatives(2)	275,979,060	(2,351,723)	(1,175,862)	1,175,862	2,351,723
Foreign exchange	—	—	—	—	—
Total	275,979,060	(2,351,723)	(1,175,862)	1,175,862	2,351,723

(1)	Notional principal

(2)	Includes futures, options and cross-currency interest rate swaps

	At December 31, 2024
	Change in interest rates (in basis points)
	Portfolio Size(1)	(100)	(50)	50	100
	(MNT in thousand)
Interest rate derivatives	—	—	—	—	—
Currency derivatives(2)	210,725,022	(2,107,250)	(1,053,625)	1,053,625	2,107,250
Foreign exchange	—	—	—	—	—
Total	210,725,022	(2,107,250)	(1,053,625)	1,053,625	2,107,250

(1)	Notional principal

(2)	Includes futures, options and cross-currency interest rate swaps

The following table sets forth the possible impact of changes in foreign exchange rates on the Bank’s profit or loss, based on its net open foreign currency position. As the Bank maintains a net long foreign currency position, an increase in foreign exchange rates would result in a gain, while a decrease would result in a loss.

	At December 31, 2025
	Change in forex rates on the value of the net open position (in basis points)
	Net open position	-100	100
	(in thousand)
Total open position for the bank	(198,521,653)	1,985,217	(1,985,217)

	At December 31, 2024
	Change in forex rates on the value of the net open position (in basis points)
	Net open position	-100	100
	(in thousand)
Total open position for the bank	(199,898,272)	1,998,983	(1,998,983)

Credit spread risk

The following table sets forth, using our held-for-trading portfolio at year-end as the base, one possible prediction of the impact of changes in credit spreads on the value of the trading portfolio, assuming a parallel shift in credit spreads.

	At December 31, 2025
	Change in credit spread (in basis points)
	Portfolio Size	(100)	(50)	50	100
	(in thousand)
Corporate debt securities under repurchase agreement	500,000	(27)	(14)	14	27

	At December 31, 2024
	Change in credit spread (in basis points)
	Portfolio Size	(100)	(50)	50	100
	(in thousand)
Corporate debt securities under repurchase agreement	23,217,454	(227,461)	(113,730)	113,730	227,461

There is no held-for-trading portfolio on the asset side, and no securities issued by the company or similar instruments on the liability side of our balance sheet.

Loan Concentration

We follow a policy of portfolio diversification and evaluate our total financing exposure to a particular industry in the light of our forecasts of growth and profitability for that industry. BOGD Bank’s policy is to limit its portfolio to any particular industry (other than retail loans) to 25% of its total exposure. In addition, we have a framework for managing concentration risk with respect to single borrower and group exposures, based on the internal rating and track-record of the borrowers. See also —“Risk Management — Credit Risk”. The exposure limits for lower rated borrowers and groups are substantially lower than the regulatory limits.

The following table sets forth, at the dates indicated, the composition of our gross advances.

	Gross maximum exposure
	2024		2025
	(in thousand, except percentages)
Financial and Insurance Activities	190,378,092	32.67%	139,396,605	21.39%
Construction	70,546,765	12.11%	103,611,157	15.90%
Real Estate Activities	76,544,440	13.13%	90,344,645	13.86%
Consumption / Consumer Loans	54,822,536	9.41%	70,695,059	10.85%
Wholesale and Retail Trade; Repair of Motor Vehicles and Motorcycles	65,286,307	11.20%	68,357,526	10.49%
Other Service Activities	57,916,621	9.94%	67,811,548	10.40%
Transportation and Storage	11,690,023	2.01%	41,437,520	6.36%
Electricity, Gas, Steam, and Air Conditioning Supply	890,927	0.15%	21,633,075	3.32%
Manufacturing	19,804,661	3.40%	15,848,233	2.43%
Mining and extraction	16,443,541	2.82%	12,374,169	1.90%
Information and Communication	2,986,036	0.51%	10,697,738	1.64%
Accommodation and Food Service Activities	5,355,906	0.92%	3,022,090	0.46%
Human Health and Social Work Activities	2,937,477	0.50%	2,549,061	0.39%
Education	1,989,730	0.34%	1,233,510	0.19%
Agriculture, Forestry, Fishing, and Hunting	943,237	0.16%	909,119	0.14%
Arts, Entertainment, and Recreation	1,016,591	0.17%	810,672	0.12%
Water Supply; Sewerage, Waste Management and Remediation Activities	717,468	0.12%	360,679	0.06%
Administrative and Support Service Activities	1,805,083	0.31%	336,239	0.05%
Public Administration and Defence; Compulsory Social Security	498,557	0.09%	226,446	0.03%
Professional, Scientific, and Technical Activities	229,740	0.04%	122,910	0.02%
Total	582,803,738	100%	651,778,001	100%
Allowance for advances (loan) losses	3,025,430		1,780,457
Total	579,778,308		649,997,544

(Other industries primarily include developer financing portfolio, automobiles, cement, shipping, food and beverages, chemical and fertilizers, textile, drugs and pharmaceuticals, metal and products (excluding iron and steel) services — finance and fast moving consumer goods.)

Our capital allocation is focused on building a granular portfolio and sustainably improving our portfolio quality.

At year-end fiscal 2024, our 20 largest borrowers accounted for 22.42% of our gross loan portfolio, with the largest borrower accounting for 2.95% of our gross loan portfolio. The largest group of companies under the same management control accounted for 2.95% of our gross loan portfolio at year-end fiscal 2024.

At year-end fiscal 2024, our exposure to largest single counterparty accounted for 10.06% of our applicable Tier I capital fund and the exposure to largest group of connected counterparties accounted for 22.61% of our applicable Tier I capital fund.

At year-end fiscal 2025, our 20 largest borrowers accounted for 32.8% of our gross loan portfolio, with the largest borrower accounting for 5.72% of our gross loan portfolio. The largest group of companies under the same management control accounted for 5.72% of our gross loan portfolio at year-end fiscal 2025.

At year-end fiscal 2025, our exposure to largest single counterparty accounted for 17.99% of our applicable Tier I capital fund and the exposure to largest group of connected counterparties accounted for 17.99% of our applicable Tier I capital fund.

Maturity profile of loans

The following table sets forth, for the periods indicated, the maturity profile of loans net of allowance for losses.

	At December 31, 2025
	Due within 1 year	Due between 1 to 5 year	Due between 5 to 15 years	Due in more than 15 years	Total
	(in thousand)
Business	22,922,651	286,588,714	51,845,777	0	361,357,142
Consumer	98,609,796	130,644,438	912,262	0	230,166,496
Mortgage	81,045	4,434,391	43,293,454	12,445,464	60,254,354
Total	121,613,492	421,667,543	96,051,493	12,445,464	651,777,992

	At December 31, 2024
	Due within 1 year	Due between 1 to 5 year	Due between 5 to 15 years	Due in more than 15 years	Total
	(in thousand)
Business	22,937,169	250,206,738	13,870,129	0	287,014,036
Consumer	87,172,297	151,277,118	449,826	0	238,899,241
Mortgage	84,099	8,646,105	34,333,625	13,826,630	56,890,459
	110,193,565	410,129,961	48,653,580	13,826,630	582,803,736

Directed Lending

The BOM requires banks to lend to certain sectors of the economy. Such directed lending comprises priority sector lending and export credit. BOGD Bank is required to comply with the priority sector lending requirements prescribed by the BOM from time to time. As prescribed in the BOM guideline, the Bank’s priority sector lending achievement is computed on quarterly average basis.

	At December 31, 2025
	Due within 1 year	Due between 1 to 5 year	Due between 5 to 15 years	Due in more than 15 years	Total
directed lending	(in thousand)
Business	3,226	-	-	-	3,226
Consumer	-	30,087	-	-	30,087
Mortgage	-	740,420	21,881,640	2,891,482	25,513,542
Total	3,226	770,507	21,881,640	2,891,482	25,546,855

	At December 31, 2024
	Due within 1 year	Due between 1 to 5 year	Due between 5 to 15 years	Due in more than 15 years	Total
directed lending	(in thousand)
Business	26,225	-	-	-	26,225
Consumer	-	29,918	-	-	29,918
Mortgage	-	1,722,290	19,035,839	3,649,315	24,407,444
	26,225	1,752,208	19,035,839	3,649,315	24,463,587

Export Credit

Export credit is provided for pre-shipment and post-shipment requirements of exporter borrowers in tugriks and foreign currencies. Export credit in the agriculture, micro, small and medium enterprises sectors is permitted to be categorized as priority sector lending. Additionally, the Export credit is extended as priority sector lending basis the classification criteria specified by the BOM.

	At December 31, 2025
	Due within 1 year	Due between 1 to 5 year	Due between 5 to 15 years	Due in more than 15 years	Total
Export Credit	(in thousand)
Business	2,313,133	13,296,377	300,771	-	15,910,281
Consumer	-	-	-	-	-
Mortgage	-	-	-	-	-
Total	2,313,133	13,296,377	300,771	-	15,910,281

	At December 31, 2024
	Due within 1 year	Due between 1 to 5 year	Due between 5 to 15 years	Due in more than 15 years	Total
Export Credit	(in thousand)
Business	2,130,654	17,327,925	-	-	19,458,579
Consumer	-	-	-	-	-
Mortgage	-	-	-	-	-
	2,130,654	17,327,925	-	-	19,458,579

Defaults

The following table sets forth, at the dates indicated, gross (net of write-offs, interest suspense and derivatives income reversal) defaults by borrowers’ industry or economic activity and as a percentage of total defaults.

	Gross maximum exposure
	2024		2025
	(in thousand, except percentages)
Financial and Insurance Activities	73,174	0.50%	174,658	1.19%
Construction	1,222,842	8.42%	1,503,787	10.23%
Real Estate Activities	1,226,432	8.44%	891,031	6.06%
Consumption / Consumer Loans	2,504,199	17.24%	986,730	6.72%
Wholesale and Retail Trade; Repair of Motor Vehicles and Motorcycles	1,724,243	11.87%	6,010,683	40.91%
Other Service Activities	2,784,044	19.16%	2,359,652	16.06%
Transportation and Storage	518,502	3.57%	1,010,814	6.88%
Electricity, Gas, Steam, and Air Conditioning Supply	-	0.00%	-	0.00%
Manufacturing	4,038,414	27.80%	1,449,011	9.86%
Mining and extraction	43,798	0.30%	4,954	0.03%
Information and Communication	73,877	0.51%	-	0.00%
Accommodation and Food Service Activities	58,728	0.40%	54,940	0.37%
Human Health and Social Work Activities	55,585	0.38%	-	0.00%
Education	35,983	0.25%	93,048	0.63%
Agriculture, Forestry, Fishing, and Hunting	60,889	0.42%	11,297	0.08%
Arts, Entertainment, and Recreation	59,223	0.41%	142,121	0.97%
Water Supply; Sewerage, Waste Management and Remediation Activities	-	0.00%	-	0.00%
Administrative and Support Service Activities	-	0.00%	-	0.00%
Public Administration and Defence; Compulsory Social Security	47,992	0.33%	-	0.00%
Professional, Scientific, and Technical Activities	-	0.00%	-	0.00%
Total	14,527,925	100%	14,692,726	100%
Allowance for advances (loan) losses	1,034,476		432,230
Total	13,493,449		14,260,496

(Other industries primarily include developer financing portfolio, automobiles, cement, shipping, food and beverages, chemical and fertilizers, textile, drugs and pharmaceuticals, metal and products (excluding iron and steel) services — finance and fast moving consumer goods.)

Restructured loans

The following table sets forth, at the dates indicated, gross restructured loans by borrowers’ industry or economic activity and as a percentage of total gross restructured loans.

	At December 31,
	2024		2025
	Amount	As a percentage of restructured loans	Amount	As a percentage of restructured loans
	(in thousand, except percentages)
Retail finance
Power
Roads, port, telecom, urban infrastructure
Construction	1,219,567	35%		0%
Others(1)	2,277,461	65%	1,012,124	100%
Gross restructured loans	3,497,028	100.0%	1,012,124	100%
Aggregate provision for loan losses	6,668
Net restructured loans	3,490,360		1,012,124

(1)	Others primarily include automobile, textiles, food and beverages, wholesale/retail trade, services-non finance, manufacturing products (excluding metal) and gems and jewelry.

(2)	In addition, the Bank holds general provision amounting to MNT 0.35 billion at year-end fiscal 2025 (year-end fiscal 2024: MNT 0.65 billion) on these restructured loans, subject to minimum provisioning requirement as per the guidelines issued by the BOM.

Key ratios-Asset quality

The following table sets forth, for the periods indicated, our key ratios on asset quality.

	At or for the year ended December 31,
	2024	2025
	(MNT in thousand, except percentages)
Gross restructured loans as a percentage of gross loans	0.60%	0.16%
– Gross restructured loans	3,497,028	1,012,123.68
– Total gross loans	582,803,730	651,777,993
Gross defaults as a percentage of gross loans	2.49%	2.25%
– Gross defaults	14,527,916	14,692,719
– Total gross loans	582,803,730	651,777,993
Net restructured loans as a percentage of net loans	0.60%	0.16%
– Net restructured loans	3,490,360	1,012,123.68
– Total net loans	579,778,304	649,997,537
Net defaults as a percentage of net loans(1)	2.33%	2.19%
– Net defaults	13,493,439	14,260,486
– Total net loans	579,778,304	649,997,537
Provision on restructured loans as a percentage of gross restructured loans(2)	0.19%	0.00
– Provision on restructured loans	6,6678	-
– Gross restructured loans	3,497,028	1,012,124

	At or for the year ended December 31,
	2024	2025
	(MNT in thousand, except percentages)
Provision on defaults as a percentage of gross defaults	7.12%	2.94%
– Provision on defaults	1,034,476	432,230
– Gross defaults	14,527.916	14,692,719.00
Provision as a percentage of gross loans(3)	0.52%	0.27%
– Provisions	3,025,426	1,780,456.00
– Total gross loans	582,803,731	651,777,993

(1)	Includes loans identified as default/impaired in line with the guidelines issued by IFRS.

(2)	In addition, the Bank holds general provision on restructured assets.

(3)	Includes general provision on standard assets.

Net loan write-offs and Provision on defaults

The table presents net loan write-offs and percentage of average loans for the periods indicated.

	December 31, 2024		December 31, 2025
Average loan portfolio	Net loan charge-offs(1)	% of average gross loans	Net loan charge- offs(1)	% of average gross loans
(in millions, except percentages)
Business loans	-	-	-	-
Consumer loans	-	-	-	-
Mortgage loans	-	-	-	-
Total loans	-	-	-	-

(1)	Net loan write offs is the difference between gross loan write-offs and recoveries from written-off amounts.

Net loan write-offs as a percentage of our average total loan portfolios were 0% in the fiscal 2025 as compared to 0% in the fiscal 2024.

The following table shows an allocation of the Group’s total provision on the loans and the percentage of loans in each category to total gross loans for the periods indicated.

	December 31, 2024		December 31, 2025
	Amount	% of loans in each category to total gross loans	Amount	% of loans in each category to total gross loans
	(in thousand, except percentages)
Business loans	1,143,765	37.80%	627,727	35.26%
Consumer loans	1,840,037	60.82%	1,143,826	64.24%
Mortgage loans	41,624	1.38%	8,906	0.50%
Total loans	3,025,426	100.0%	1,780,459	100.0%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarize the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the period presented below. The following discussion and analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

We are a diversified financial services group that provides a comprehensive array of banking and financial services to both corporate and retail clients through various delivery channels in Mongolia. Since our establishment in 2014, we have been dedicated to introducing increasingly modern products and services to our customers in Mongolia, with the goal of becoming the premier Mongolian bank of the 21st century.

Beyond traditional banking products and services, we also offer insurance brokerage, foreign exchange transactions, the issuance of banking guarantees (letters of credit), and financial leasing. At the conclusion of fiscal year 2025, our total assets were MNT 1.37 trillion. Our Tier 1 capital at the end of fiscal year 2025 stood at MNT 207.05 billion, while our net profit for fiscal year 2025 was MNT 50.11 billion.

Our Baseline Credit Assessment at b2 positions Bogd Bank alongside Mongolia’s sovereign credit rating and is on par with or superior to that of Mongolia’s leading banks.

Our core business focuses on commercial banking services for both retail and corporate clients. For retail clients, our commercial banking services include retail lending, deposit collection, international remittance services, insurance product brokerage, and other fee-based offerings. We offer a comprehensive selection of commercial banking products and services, which include loan products, fee and commission-based offerings, deposit accounts, and foreign exchange services for individuals, mid-market firms, and small to medium-sized enterprises. We also provide banking solutions for agricultural and rural sectors. Our income is derived from interest and fees generated through our commercial banking operations. We deliver our services through various channels, such as bank branches, ATMs, call centers, and digital platforms including internet and mobile applications. By the end of fiscal year 2025, we had established a network of 17 branches and 8 ATMs in Mongolia.

Our treasury functions encompass the management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange products and services for corporate clients.

Our Historical Performance

As of December 31, 2025 and 2024, our net cash were MNT 161.13 billion and MNT 186.15 billion, and our net profit were MNT 50.11 billion and MNT 40.08 billion for the years ended December 31, 2025 and 2024.

Recent Developments

On December 11, 2024, the Bank entered into a term facility agreement with NEDERLANDSE FINANCIERINGS-MAATSCHAPPIJ VOOR ON TWIKKELINGSLANDEN N.V for the total amount of USD 20,000,000 of borrowing.   On February 12, 2025, the Bank received the facility amount in full.

On February 3, 2025, the shareholders’ meeting was held to make a decision to convert the Bank into a closed joint-stock company and repurchase its shares at MNT 150 share. On February 19, 2025, the BOM authorized such conversion. On March 18, 2025, total of 1,250,000,000 shares of the Bank, with a nominal value of MNT 80 per share, have been delisted from the Mongolia Stock Exchange’s securities register. On May 8, 2025, the Bank received the approval from the FRC for such conversion.

On February 18, 2025, the board of directors of the Bank decided to allocate 20 percent of the preliminary net profit after tax of the Bank for the second half of 2024, which is MNT 25,157,000, to the shareholders of outstanding shares, and to distribute a cash dividend of MNT 4.00 per share. The registration date for the list of shareholders eligible to receive dividends has been set as the March 12, 2025 and dividend payments have been transferred to the shareholders’ accounts through “Mongolian Central Securities Depository LLC” within 5 days after getting approval from the BOM.

Inflation and Macroeconomic Conditions

Mongolia experienced elevated and volatile inflation during the periods presented. Annual consumer price inflation in Mongolia was approximately 10.4% in 2023 and 6.2% in 2024, and inflation remained elevated in 2025. Inflationary pressures were primarily driven by increases in food prices, fuel costs, imported goods and exchange rate fluctuations.

High and volatile inflation affected the Bank’s operations in several ways. Inflationary conditions contributed to higher market interest rates and increased funding costs, including higher interest rates paid on customer deposits and other interest-bearing liabilities. Inflation also contributed to increases in operating expenses, including employee compensation, occupancy costs and technology-related expenses.

In addition, elevated inflation and related interest rate volatility affected the repayment capacity of certain borrowers, particularly retail and SME customers, which increased credit risk exposure and required enhanced monitoring of asset quality and expected credit losses. Inflationary pressures and changing market conditions also affected customer demand for loans and other banking products and impacted the valuation and performance of certain financial assets.

The Bank actively manages the impact of inflation and interest rate volatility through pricing adjustments, asset-liability management strategies, liquidity management and ongoing monitoring of credit risk exposures. However, there can be no assurance that continued inflationary pressures or inflation volatility will not materially adversely affect the Bank’s business, financial condition and results of operations.

Primary Factors Used to Evaluate Our Business

Results of Operations

The key elements we consider when assessing our business and operational outcomes include net income, return on average assets, and return on average equity. Additionally, we take into account net interest income, other operating income, operating expenses, and the efficiency ratio.

Net Income

Our net income largely relies on net interest income, defined as the gap between the interest accrued on interest-earning assets (commonly interest-bearing cash, investment securities and loans) and the interest costs related to interest-bearing liabilities (usually interest-bearing deposits and borrowings). Moreover, our net income is influenced by other operating income, which refers to earnings derived from sources other than our interest-earning assets. Other elements that affect our net income include credit loss expense, income tax expense and operating expenses, which consist of our fixed and variable overhead costs along with other miscellaneous operating expenditures.

Return on Average Assets

We evaluate the return on average assets to understand our operational performance and to ascertain the efficiency of our asset usage in generating net income. The return on average assets for a specified period is calculated by dividing net income by the average total assets for that time frame.

Return on Average Equity

We assess our performance in using shareholders’ equity to generate net income through return on average equity. The return on average equity for a specified period is determined by dividing net income by the average shareholders’ equity for that period.

Net Interest Income

Net interest income serves as our primary source of net income, reflecting the disparity between interest income and interest expense. We derive interest income from our interest-earning assets, which include loans and investment securities. Interest expense arises from our interest-bearing liabilities, such as interest-bearing deposits, other borrowings, derivative financial instruments, and repurchase agreements. To assess net interest income, we evaluate and track: (i) the yields on our loans and other interest-earning assets; (ii) the costs associated with our deposits and other funding sources; (iii) our net interest spread; and (iv) our net interest margin. The net interest spread indicates the difference between the rates earned on interest-earning assets and the rates paid on interest-bearing liabilities. Meanwhile, the net interest margin represents the ratio of net interest income to the average interest-earning assets over the same period.

Fluctuations in market interest rates, along with the rates we receive on interest-earning assets or the rates we pay on interest-bearing liabilities, significantly influence the volume and categories of interest-earning assets, interest-bearing liabilities, and noninterest-bearing liabilities. These factors are typically the primary contributors to the periodic variations observed in net interest spread, net interest margin, and net interest income.

Other Operating Income

Other operating income primarily consists of: (i) service charges on deposit accounts; (ii) gain on disposal of property and equipment; (iii) gain on disposal of assets held for sale; (iv) gain on valuation of derivative financial instruments; (v) ATM and debit card fees; and (vi) other miscellaneous fees and income.

The income we generate from service charges on deposit accounts, which includes fees for nonsufficient funds, is influenced by a variety of factors, such as the number of accounts, the products that are used, and the cash management behaviors of account holders. These factors are also affected by the deposit products that customers choose, the marketing of new offerings, and other considerations. Gain on disposal of property and equipment reflects non-recurring gains from sales of property and equipment no longer needed for the Bank. Gain on disposal of assets held for sale reflects net gains from the sale of foreclosed assets classified as assets held for sale. Gain on valuation of derivative financial instruments reflects net gains from the fair value change of derivative financial instruments based on quoted prices in active markets. ATM and debit card fees include ATM transaction fees charged to non-bank customers for the use of our ATMs and interchange income. Our other miscellaneous fees and income can include items such as other service fees and other nonrecurring items. All of these can vary based on customer activity and other factors.

Operating Expenses

Operating expenses mainly comprise: (i) salaries and wages; (ii) professional service fee; (iii) depreciation and amortization; (iv) insurance; (v) marketing and advertising expenses; and (vi) various other operating expenses. Salaries and wages encompass compensation, employee benefits, and employer tax liabilities for our staff. Professional service fee covers costs related to legal, accounting, consulting, and third-party internal audit and review services. Other operating expenses consist of marketing, telecommunications, supplies, travel and entertainment costs, fees for armored carrier services, and director remuneration.

Efficiency Ratio

The efficiency ratio is expressed as operating expenses divided by the total of fee income and tax equivalent net interest income. In general, a lower efficiency ratio signifies better performance for a financial institution.

Primary Factors Used to Evaluate Our Financial Condition

The key elements we consider when assessing and managing our financial status encompass asset quality, capital, liquidity, net income growth, and profitability in comparison to peer group banks.

Asset Quality

We evaluate the quality of our assets based on several factors, such as the extent and seriousness of decline in borrower cash flows and asset quality. Problematic assets are evaluated and categorized as delinquent, classified, nonperforming, nonaccrual, or troubled debt restructurings. Additionally, we keep track of credit concentrations. We oversee the allowance for credit losses to align with loan volumes, recognized credit and collateral conditions, economic circumstances, and other qualitative aspects.

Capital

We evaluate capital through the lens of regulatory capital ratios. Other elements taken into account apart from the regulatory capital standards involve the overall financial status, which includes the trend and volume of distressed assets, reserves, risks, the quality and level of earnings, and projected growth, including acquisitions.

Liquidity

In the banking sector, liquidity risk is largely driven by the structure and behavioral characteristics of the deposit base. Commercial banks globally rely primarily on deposits from businesses and individuals, which are typically short-term or payable on demand. Such funding structures may result in increased short-term cash outflow risk and can adversely affect liquidity during periods of market stress or declining depositor confidence.

While demand and short-term deposits have historically demonstrated a relatively stable behavioral pattern under normal operating conditions, they may be subject to accelerated withdrawals in scenarios involving market-wide stress, institution-specific events, or loss of depositor confidence. Accordingly, the Bank incorporates deposit behavioral assumptions, including differentiated treatment of insured and uninsured deposits, into its liquidity risk assessment framework.

A substantial majority of the Bank’s funding consists of customer deposits, which are primarily short-term in nature. As of December 31, 2025, approximately 95.46% of customer deposits were payable within one year or on demand, and approximately 9.74 % of deposits exceeded applicable deposit insurance limits.

The Bank utilizes two types of repurchase agreement (“repo”) funding.

First, from 2021 through 2024, the Bank participated in a policy lending program jointly implemented by the BOM and the Government of Mongolia to support small and medium-sized enterprises and non-mining exporters. Under this program, the BOM provided repo funding to participating banks at the policy rate plus 0.5%, and the Bank on-lent such funds to eligible borrowers. The outstanding balance of this policy repo funding was MNT 68.89 billion as of December 31, 2024 and was fully repaid during 2025.

Second, the Bank uses short-term market repo transactions with domestic banks and financial institutions as part of its day-to-day liquidity management. These borrowings are secured by the Bank’s investment securities portfolio and are used to manage short-term funding requirements. As of December 31, 2024, the outstanding balance of such market repo borrowings was MNT 92.15 billion with an average interest rate of approximately 10.0%. As of December 31, 2025, the Bank had MNT 32.06 billion of outstanding market repo borrowings with an average interest rate of 5%-6% per annum and an average maturity of approximately up to three months. The decrease in the average funding cost primarily reflected the Bank’s increased access to lower-cost U.S. dollar funding secured by its investment securities portfolio.

These characteristics may increase the sensitivity of the Bank’s funding base to changes in market conditions, customer confidence, interest rates and macroeconomic conditions. Demand deposits and uninsured deposits may be more susceptible to rapid withdrawals during periods of market stress or perceived financial instability, which could adversely affect the Bank’s liquidity position and funding stability.

Management actively monitors and manages liquidity risk through internal liquidity risk management policies, regulatory liquidity requirements and ongoing monitoring of deposit concentration, contractual and behavioral maturity profiles and stress testing scenarios. The Bank also maintains liquidity buffers consisting primarily of cash, balances with the central bank and other highly liquid assets and maintains contingency funding plans to address potential liquidity stress events.

As part of its liquidity management strategy, the Bank maintains an appropriate balance between interest-earning liquid assets and cash, while complying with statutory requirements, including the cash reserve ratio and the liquidity ratio. As of the end of fiscal year 2025, the Bank was required to maintain a statutory liquidity ratio of 25% of domestic net demand and time liabilities through eligible securities, primarily government of Mongolia securities and provincial government securities, pursuant to statutory requirements, and 30% with respect to certain contractual covenants under funding arrangements with international financial institutions. The Bank satisfies this requirement through an actively managed portfolio of government of Mongolia securities, which is also utilized to optimize yield and manage market value fluctuations.

In addition, the Bank typically maintains excess investments in securities eligible under statutory liquidity ratio requirements as a prudent buffer against unexpected liquidity needs. The Bank further monitors and maintains compliance with the Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”) requirements under Basel III, both on a standalone and consolidated basis, with minimum regulatory thresholds set at 100%. The LCR requirement is met primarily through holdings of high-quality liquid assets, including government securities and higher-rated corporate bonds. For the year ended December 31, 2025, the Bank’s LCR was 212.22%, exceeding regulatory requirements, and the Bank’s NSFR was 150.01%, exceeding regulatory requirements.

Management actively assesses, monitors, and manages liquidity risk through regular analysis of funding concentrations, deposit composition, and historical depositor behavior, as well as through forward-looking liquidity forecasting and stress testing. Liquidity stress tests are conducted on a regular basis to evaluate the Bank’s ability to withstand institution-specific, market-wide, and combined stress scenarios, with particular focus on potential outflows of short-term and uninsured deposits.

Based on these measures, management believes that the Bank maintains an adequate liquidity position to meet its obligations under both normal business conditions and reasonably foreseeable stress scenarios, notwithstanding the inherent risks associated with the short-term nature of its deposit-based funding structure.

Net Income Growth

We review net income growth each month, quarter, and year. The growth is compared to the previous month, the year-to-date from the last year, and the budget.

Profitability in Comparison to Peer Group Banks

We evaluate the Bank’s profitability metrics against those of peer banks that are comparable in size and market. The metrics we consider include core return on average assets, return on average equity, net interest spread, and the overhead efficiency ratio.

Basis of Presentation

Our financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and financial reporting requirements under the SEC rules.

Key Components of Results of Operations

BOGD BANK JSC

STATEMENTS OF FINANCIAL POSITION
(Amounts in Mongolian Tugriks and in thousands, except for number of shares)

	As of December 31, 2024	As of December 31, 2025
	MNT’000	MNT’000
ASSETS

Cash and balances with BoM	186,154,472	161,131,425
Due from other banks and financial institutions	140,317,279	330,530,254
Financial investments	85,396,013	150,288,144
Derivative financial instruments	556,858	11,157,570
Loans and advances to customers	579,778,304	649,997,537
Other assets	32,674,344	34,761,802
Assets held for sale	32,469,935	24,916,180
Property and equipment	4,820,835	4,339,282
Right-of-use assets	3,273,780	3,109,723
Intangible assets	1,491,954	1,599,406
TOTAL ASSETS	1,066,933,774	1,371,831,323

LIABILITIES

Due to banks and other financial institutions	130,539,362	299,148,662
Repurchase agreements	92,146,247	32,055,531
Due to customers	453,815,120	519,313,314
Derivative financial instruments	1,346,323	1,605,439
Borrowed funds	206,416,433	299,426,679
Other liabilities	4,594,884	7,595,375
Lease liabilities	3,211,160	2,966,332
Income tax liabilities	3,821,552	2,669,848
TOTAL LIABILITIES	895,891,081	1,164,781,180

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE BANK

Share capital	93,538,567	86,518,250
Other reserves	4,098,075	5,135,184
Retained earnings	73,406,051	115,396,709
TOTAL EQUITY	171,042,693	207,050,143

TOTAL LIABILITIES AND EQUITY	1,066,933,774	1,371,831,323

BOGD BANK JSC
STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(Amounts in Mongolian Tugriks and in thousands, except for number of shares and per share amount)

	For the year ended December 31, 2024	For the year ended December 31, 2025
	MNT’000	MNT’000
Interest and similar income	123,989,119	165,789,424
Interest and similar expense	(71,053,530)	(105,064,305)
Net interest income	52,935,589	60,725,119

Fee and commission income	3,006,660	2,899,857
Fee and commission expense	(1,174,958)	(1,229,962)
Net fee and commission income	1,831,702	1,669,895

Net trading income	5,119,630	2,424,027
Other operating income	4,401,721	9,242,149
Total operating income	64,288,642	74,061,190

(Credit loss expense)/reversal of credit loss expense	(1,149,407)	1,226,913
Net operating income	63,139,235	75,288,103

Operating expenses	(18,043,621)	(21,986,210)
Profit before tax	45,095,614	53,301,893

Income tax expense	(5,020,242)	(3,189,285)
Profit for the year	40,075,372	50,112,608

Other comprehensive (loss)/income, net of tax:
Other comprehensive (loss)/income to be reclassified to profit or loss in subsequent periods, net of tax:
Net change in fair value of debt instruments at fair value through other comprehensive income, net of provision for credit loss	215,657	1,085,378
Loss on debt instruments reclassified to profit or loss	(932,753)	(74,169)
Other comprehensive (loss)/income	(717,096)	1,011,209

Total comprehensive income for the year, net of tax	39,358,276	51,123,817

Earnings per share (MNT):
Basic and diluted earnings per share	332,339	425,545

Net interest income

Net interest income serves as our primary source of net income, reflecting the disparity between interest income and interest expense. Interest income derived from our interest-earning assets, which include loans and investment securities. Interest expense arises from our interest-bearing liabilities, such as interest-bearing deposits, other borrowings, derivative financial instruments and repurchase agreements.

Net interest income for the year ended December 31, 2025 was MNT 60.73 billion compared to MNT 52.94 billion for the year ended December 31, 2024, an increase of MNT 7.79 billion, or 14.71% which was in line with the increase in loans and advances to customers.

Other operating income

While interest income persists as the largest single element of total income, other operating income is a vital contributing factor. The most significant sources of other operating income include gain on valuation of derivative financial instruments, gain on disposal of property and equipment, gain on disposal of assets held for sale and unrealized foreign exchange loss.

Other operating income for the year ended December 31, 2025 was MNT 9.24 billion compared to MNT 4.40 billion for the year ended December 31, 2024, an increase of MNT 4.84 billion, or 110% which mainly arising from gain on valuation of derivative financial instruments.

Net trading income

Net trading income decreased from MNT 5.1 billion in 2024 to MNT 2.4 billionin 2025, primarily due to lower gains from securities trading. During 2024, the Bank benefited from favorable market conditions and actively traded debt securities, generating significant realized trading gains. In 2025, however, market valuations were relatively stable with reduced price volatility, resulting in fewer trading opportunities. Accordingly, the Bank shifted its investment strategy from active trading toward holding higher-yielding debt securities over the medium to long term to generate stable interest income rather than short-term trading gains. As a result, trading income from securities transactions declined in 2025.

Other operating income

Other operating income increased from MNT 4.4 billion in 2024 to MNT 9.2 billion in 2025, primarily reflecting changes in the valuation of derivative financial instruments and unrealized foreign exchange losses.

The Bank uses long-term USD/MNT cross-currency swap transactions with the BOM and other financial institutions to economically hedge the foreign exchange risk arising from its U.S. dollar-denominated borrowings and customer deposits by converting such funding into Mongolian Tugriks. During 2025, the outstanding notional amount of these swap transactions increased as the Bank obtained additional U.S. dollar funding and expanded its hedging activities. In addition, the appreciation of the U.S. dollar against the Mongolian Tugrik increased both the unrealized foreign exchange losses recognized on the Bank’s U.S. dollar-denominated monetary liabilities and the fair value gains recognized on the related derivative financial instruments.

As a result, unrealized foreign exchange losses increased to MNT 8.3 billion in 2025, while gains on the valuation of derivative financial instruments increased to MNT 10.3 billion. These changes primarily reflected (i) the appreciation of the U.S. dollar against the Mongolian Tugrik during the year and (ii) the increase in the outstanding notional amount of the Bank’s USD/MNT swap portfolio, which together resulted in higher unrealized foreign exchange losses and corresponding derivative valuation gains.

Credit loss expense

Credit risk is an inherent aspect of the loan-making business. We create an allowance for credit losses by charging earnings, which are reflected in the income statements as the provision for credit losses. Any specifically identifiable and quantifiable known losses are immediately charged off against this allowance. The provision for credit losses is assessed through the review of the sufficiency of our allowance for credit losses, with any shortfall or excess being charged to the current period’s expenses. This process introduces variability in the amount and frequency of charges to our earnings. The provision for credit losses and the allowance level for each period are influenced by various factors, such as loan growth, net charge-offs, shifts in the loan portfolio composition, delinquencies, management’s evaluation of loan portfolio quality, the assessment of problem loans, and the overall economic conditions in our market areas.

The reversal of credit loss expense for the year ended December 31, 2025 was MNT 1.23 billion compared to credit loss expense of MNT 1.15 billion for the year ended December 31, 2024. In 2024, the provisions were recorded based on increased environmental factors related to national, regional and economic conditions and changes in the volume and nature of the portfolio in the loan categories.

The Bank recorded a reversal of credit loss expense of MNT 1.23 billion in 2025, compared to a credit loss expense of MNT 1.15 billion in 2024. The reversal was primarily attributable to an improvement in the overall credit quality of the Bank’s loan portfolio. The Bank’s default ratio decreased from 2.49% as of December 31, 2024 to 2.25% as of December 31, 2025, reflecting improved borrower repayment performance and lower levels of higher-risk exposures.

The reversal was primarily driven by improvements in the credit quality of certain borrowers, repayments of exposures previously assessed as having elevated credit risk, and upgrades in the risk classification of selected loans. In addition, the Bank’s expected credit loss (“ECL”) assessment reflected favorable changes in forward-looking economic assumptions and improved portfolio performance indicators during 2025.

As a result of these factors, the required allowance for expected credit losses decreased compared to the prior year, leading to a net reversal of credit loss expense in 2025. The Bank continues to maintain a prudent provisioning approach in accordance with IFRS 9 and applicable regulatory requirements while monitoring developments in borrower performance and macroeconomic conditions.

Operating expenses

Operating expenses for the year ended December 31, 2025 was MNT 21.99 billion compared to MNT 18.04 billion for the year ended December 31, 2024, an increase of MNT 3.95 billion, or 21.90%, which primarily resulted from salaries and wages, professional service fee and depreciation and amortization.

Salaries and wages primarily include: (i) amounts paid to employees for base pay, incentive compensation, and bonuses; (ii) health and other related insurance premiums paid by the Bank on behalf of our employees; and (iii) the annual cost for any increases in the liability for non-qualified plans maintained for certain key employees.

Professional service fee includes legal fees, audit and accounting fees, and consulting fees, amounting to MNT 3.47 billion and MNT 1.69 billion for the years ended December 31, 2025 and 2024. The increase is primarily attributable to the increment in professional services fees we incurred the audit fee, legal fee and advisory fee for this Offering.

Depreciation and amortization for the years ended December 31, 2025 and 2024 were MMT 3.87 billion and MNT 2.99 billion.

Financial Condition

Total assets increased MNT 304.90 billion, or 28.58%, to MNT 1,371.83 billion at December 31, 2025 as compared to MNT 1,066.93 billion at December 31, 2024. Total assets at December 31, 2025 mainly comprised of loans and advances to customers amounting to MNT 650 billion, cash and balances with BOM amounting to MNT 161.13 billion and due from other banks and financial institutions amounting to MNT 330.53 billion.

Changes in significant balance sheet items:

Due from other banks and financial institutions

Due from other banks and financial institutions increased by MNT 190.2 billion, or 135.6%, to MNT 330.5 billion as of December 31, 2025 from MNT 140.3 billion as of December 31, 2024. This increase was primarily attributable to a corresponding increase due to banks and other financial institutions increased by MNT 168.6 billion, or 129.2%, to MNT 299.2 billion from MNT 130.5 billion over the same period.

The increase primarily reflected seasonal liquidity management activities at year-end rather than a structural change in the Bank’s funding strategy. At the end of each fiscal year, large corporate customers and financial institutions typically consolidate excess cash balances in their bank accounts for year-end reporting purposes. This temporarily increases liquidity across the banking system. Commercial banks, including the Bank, generally place these excess short-term funds with other banks through the interbank money market as short-term deposits, resulting in temporary increases in both amounts due to banks and financial institutions and amounts due from banks and financial institutions.

These balances are generally short-term in nature, with maturities of less than one month, and are not used to fund the Bank’s lending activities. In addition, under the BOM’s liquidity regulations, interbank placements and funding of this nature are excluded from the calculation of the regulatory liquidity ratio. Accordingly, these temporary increases do not artificially enhance the Bank’s regulatory liquidity position.

Financial investment

Financial investment increased MNT 64.89 billion, or 75.99%, to MNT 150.29 billion at December 31, 2025 as compared to MNT 85.39 billion at December 31, 2024.

The increase was primarily attributable to a 106% increase in the Bank’s investments in U.S. dollar-denominated fixed income securities traded in the international capital markets.

The Bank obtains U.S. dollar funding from international financial institutions. Pending the deployment of these funds into customer lending activities, the Bank invests a portion of the proceeds in highly liquid debt securities to generate interest income while preserving liquidity. This investment strategy enables the Bank to earn a return on temporarily unutilized funding without materially increasing liquidity risk.

As of December 31, 2025, the Bank’s U.S. dollar-denominated investment portfolio primarily consisted of internationally traded bonds issued by the Government of Mongolia, the Municipality of Ulaanbaatar and the Mongolian Mortgage Corporation. These investments are highly liquid and support the Bank’s liquidity management objectives while generating stable interest income.

Loan Portfolio

Our gross loan portfolio increased by MNT 68.97 billion or 11.80% from MNT 582.80 billion at year-end fiscal 2024 to MNT 651.77 billion at year-end fiscal 2025. At year-end fiscal 2025, 99.99% of our gross loans were Tugrik loans.

Loans constitute the most significant part of our earning assets, surpassing both the securities portfolio and any other asset category. The quality and diversification of the loan portfolio are crucial factors to consider when assessing our financial condition.

The majority of our loan portfolio consists of corporate finance and working capital loans provided to corporate borrowers, along with loans to retail customers, which include home loans, auto loans, commercial business loans, personal loans, credit card receivables, and agricultural financing. Our unsecured loans are primarily made up of personal loans and credit card receivables. All loans that require collateral are collateralized prior to disbursement.

Our loan clients primarily consist of small to medium-sized business, the owners and operators of these businesses, as well as other professionals, entrepreneurs and high-net-worth individuals.

Others

Repurchase agreements decreased MNT 60.09 billion, or -65.21%, to MNT 32.05 billion at December 31, 2025 as compared to MNT 92.15 billion at December 31, 2024.

Due to Customers increased MNT 65.50 billion, or 14.43%, to MNT 519.31 billion at December 31, 2025 as compared to MNT 453.82 billion at December 31, 2024. The main contributing factor to this was the increase in individual’s time deposits, which grew from MNT 246.17 billion in 2024 to MNT 295.23 billion in 2025.

Borrowed Funds increased MNT 93.01 billion, or 45.06%, to MNT 299.43 billion at December 31, 2025 as compared to MNT 206.42 billion at December 31, 2024. 90% of total borrowed fund is sourced from foreign banks and financial institutions. In 2025, a total of 5 additional financing disbursements were received from 4 institutions.

Segment information

Year ended December 31, 2025

For the year ended December 31, 2025	Retail and Business Banking	Treasury Banking	Unallocated*	Total
	MNT’000	MNT’000	MNT’000	MNT’000
Interest revenue calculated using the effective interest method	119,982,535	24,071,542	—	144,054,077
Other interest and similar income	3,609,904	18,125,443	—	21,735,347
Interest expense calculated using the effective interest method	(52,058,984)	(53,005,321)	—	(105,064,305)
Net interest income	71,533,455	(10,808,336)	—	60,725,119

Fee and commission income	2,899,857	—	—	2,899,857
Fee and commission expense	(1,229,962)	—	—	(1,229,962)
Net fee and commission income	1,669,895	—	—	1,669,895

Net trading income	—	2,424,027	—	2,424,027
Other operating income	5,867,810	3,374,339	—	9,242,149
Credit loss expense on financial assets	1,214,860	12,053	—	1,226,913
Net operating income	80,286,020	(4,997,917)	—	75,288,103

Personnel expenses	(3,844,812)	(5,920,519)	—	(9,765,331)
Depreciation of right-of-use assets	(852,473)	(1,093,434)	—	(1,945,907)
Other operating expenses	—	—	(10,274,972)	(10,274,972)
Segment profit before taxation	75,588,735	(12,011,870)	(10,274,972)	53,301,893
Income tax expense			(3,189,285)	(3,189,285)
Profit for the year				50,112,608

Additions to right-of-use assets	1,561,103	220,747	—	1,781,850
Total Assets	677,928,821	672,103,660	21,402,842	1,371,831,323
Total Liabilities	852,998,369	307,287,661	4,495,150	1,164,781,180

*	Unallocated items represent those that are common to both segments — either consumed by or benefiting both — and are therefore not practically allocated to either one individually.

Year ended December 31, 2024

	Retail and Business Banking	Treasury Banking	Unallocated*	Total
	MNT’000	MNT’000	MNT’000	MNT’000
Interest revenue calculated using the effective interest method	87,233,475	21,755,837	—	108,989,312
Other interest and similar income	2,410,429	12,589,378	—	14,999,807
Interest expense calculated using the effective interest method	(41,856,054)	(29,197,476)	—	(71,053,530)
Net interest income	47,787,850	5,147,739	—	52,935,589

Fee and commission income	3,006,660	—	—	3,006,660
Fee and commission expense	(1,174,958)	—	—	(1,174,958)
Net fee and commission income	1,831,702	—	—	1,831,702

Net trading income	—	5,119,630	—	5,119,630
Other operating income	4,675,838	(274,117)	—	4,401,721
Credit loss expense on financial assets	(1,309,984)	160,577	—	(1,149,407)
Net operating income	52,985,406	10,153,829	—	63,139,235

Personnel expenses	(3,824,863)	(5,040,984)	—	(8,865,847)
Depreciation of right-of-use assets	(668,335)	(816,722)	—	(1,485,057)
Other operating expenses	—	—	(7,692,717)	(7,692,717)
Segment profit before taxation	48,492,208	4,296,123	(7,692,717)	45,095,614
Income tax expense			(5,020,242)	(5,020,242)
Profit for the year				40,075,372

Additions to right-of-use assets	608,724	513,212	—	1,121,936
Total Assets	614,913,989	437,746,087	14,273,698	1,066,933,774
Total Liabilities	678,092,290	211,411,919	6,386,872	895,891,081

*	Unallocated items represent those that are common to both segments — either consumed by or benefiting both — and are therefore not practically allocated to either one individually.

Summary of Cash Flow

The following table provides detailed information about our net cash flow for the years ended December 31, 2024 and 2025 presented in this prospectus.

	For the year ended December 31, 2024	For the year ended December 31, 2025
	MNT’ billion	MNT’ billion
Statement of Operations Data
Net cash used in operating activities	(112,194,750)	(57,748,302)
Net cash generated from/(used in) investing activities	42,849,347	(46,122,571)
Net cash generated from financing activities	61,262,640	63,999,754
Net decrease in cash and cash equivalents	(8,082,763)	(39,871,119)
Cash and cash equivalents at the beginning of the year	158,326,528	150,243,765
Cash and cash equivalents at the end of the year	150,243,765	110,372,646

Operating activities

Our cash flow from operating activities was principally generated from the receipts from our operations, while our cash used in operating activities was principally used for staff costs, property rentals and other operating expenses incurred for our business operations.

Our net cash used in operating activities amounted to MNT 57.75 billion for the year ended December 31, 2025, mainly derived from (i) profit before tax of MNT 53.30 billion; (ii) various non-cash items of MNT 67.78 billion, such gain on disposal of equity securities, gain on disposal of assets held for sale, reversal of credit loss expenses, depreciation on property and equipment and right-of-use assets, amortization of intangible assets and net interest income; and (iii) the increase in due from other banks and financial institutions of MNT 172.89 billion, repurchase agreements of MNT 71.11 billion and loans and advances to customers and assets held for sale of MNT 52.26 billion, which was partially offset by the increase in due to banks and customers of MNT 228.76 billion for the year ended December 31, 2025.

Our net cash used in operating activities amounted to MNT 112.19 billion for the year ended December 31, 2024, mainly derived from (i) profit before tax of MNT 45.1 billion; (ii) various non-cash items of MNT 56.41 billion, such gain on disposal of equity securities, gain on disposal of assets held for sale, credit loss expenses, depreciation on property and equipment and right-of-use assets, amortization of intangible assets and net interest income; and (iii) the increase in loans and advances to customers and assets held for sale of MNT 264.12 billion and the increase in due from other banks and financial institutions of MNT 112.92 billion, which was partially offset by the increase in due to banks and customers of MNT 202.44 billion for the year ended December 31, 2024.

Investing activities

Net cash used in investing activities was MNT 46.12 billion for the year ended December 31, 2025, mainly attributable to (i) the purchase of financial investments of MNT 298.89 billion which was partially offset by the proceeds from disposal of financial investments of MNT 254.28 billion; and (ii) the purchase of intangible assets of MNT 0.72 billion.

Net cash generated from investing activities was MNT 42.85 billion for the year ended December 31, 2024, mainly attributable to (i) the proceeds from disposal of financial investments of MNT 360.73 billion which was partially offset by the purchase of financial investments of MNT 317.81 billion; and (ii) the purchase of intangible assets of MNT 0.75 billion.

Financing activities

Net cash generated from financing activities was MNT 64 billion for the year ended December 31, 2025, mainly attributable to (i) the proceeds from drawdown of borrowed funds of MNT 144.46 billion, which was partially offset by the repayment of borrowed funds of MNT 63.46 billion; (ii) dividend paid of MNT 8.1 billion; and (iii) the repurchase of treasury stock of MNT 7.02 billion.

Net cash generated from financing activities was MNT 61.26 billion for the year ended December 31, 2024, mainly attributable to (i) the proceeds from drawdown of borrowed funds of MNT 114.85 billion, which was partially offset by the repayment of borrowed funds of MNT 40.39 billion; (ii) dividend paid of MNT 6.98 billion; and (iii) the repurchase of treasury stock of MNT 5.02 billion.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

The following table summarizes our contractual obligations as of December 31, 2025:

	Payments due by period
Contractual obligations	Total	On demand or less than 3 months	3 months – 1 years	1 – 5 years	Over 5 years
	MNT’	MNT’	MNT’	MNT’	MNT’
	thousand	thousand	thousand	thousand	thousand
Due to banks	300,022,164	300,022,164	-	-	-
Repurchase agreements	32,161,105	32,161,105	-	-	-
Due to customers	553,354,886	270,825,097	253,182,490	23,580,412	5,766,887
Derivative financial instruments	1,875,121	44,839	360,397	1,469,885	-
Borrowed funds	366,528,089	11,608,556	76,838,750	278,080,783	-
Lease liabilities	4,122,030	355,370	956,146	2,810,514	-
	1,258,063,395	615,017,131	331,337,783	305,941,594	5,766,887

The following table summarizes our contractual obligations as of December 31, 2024:

	Payments due by period
Contractual obligations	Total	On demand or less than 3 months	3 months – 1 years	1 – 5 years	Over 5 years
	MNT’	MNT’	MNT’	MNT’	MNT’
	thousand	thousand	thousand	thousand	thousand
Due to banks	130,655,426	130,655,426	-	-	-
Repurchase agreements	95,805,725	36,371,692	59,434,033	-	-
Due to customers	472,612,249	246,569,488	205,180,995	15,113,556	5,748,210
Derivative financial instruments	1,346,323	415,952	930,371	-	-
Borrowed funds	254,057,419	19,570,554	55,096,877	167,676,684	11,713,304
Lease liabilities	4,254,020	529,511	1,517,286	2,207,223	-
	958,731,162	434,112,623	322,159,562	184,997,463	17,461,514

We believe that we will be able to meet our contractual obligations as they come due through the maintenance of adequate cash levels. We expect to maintain adequate cash levels through profitability, loan and securities repayment and maturity activity and continued deposit gathering activities. We have in place various borrowing mechanisms for both short-term and long-term liquidity needs.

Capital Expenditures

For the years ended December 31, 2024 and 2025, we purchased MNT 0.04 billion and MNT 0.89 billion, respectively, of property and equipment, mainly for use in our operations.

Subsequent to December 31, 2025 and as of the date of this prospectus, we purchased approximately MNT [●] billion of property and equipment for operational use. Other than those disclosed in off-balance sheet agreements, we do not have any other material commitments to capital expenditures as of December 31, 2025 or as of the date of this prospectus.

Off-Balance Sheet Arrangements

To meet the financial needs of customers, the Bank enters into various irrevocable commitments and contingent liabilities. Even though these obligations may not be recognized on the statement of financial position, they do contain credit risk and are therefore part of the overall risk of the Bank.

	2024	2025
	MNT’000	MNT’000
Credit related commitments
Uncovered guarantees	14,432,616	42,288,567
Undrawn credit card	3,743,152	10,870,555
	18,175,768	53,159,122

Capital related commitments
Property and equipment	97,670	-

INDUSTRY

We obtained certain industry, market and competitive position data in this prospectus from our own internal estimates, surveys and research and from publicly available information, including industry and general publications and research, surveys and studies conducted by third parties, such as reports by the Mongolia Central Bank, as well as private entities. None of these entities are affiliated with our Company, and the information contained in this report has not been reviewed or endorsed by any of them.

Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Overview

Mongolia is a small, open and resource-rich economy with a population of approximately 3.5 million. Its economic performance is closely linked to the global commodity cycle, foreign direct investment (“FDI”) inflows and external demand, particularly from China, which is the country’s dominant trading partner. Mongolia’s growth trajectory has historically been characterized by periods of rapid expansion followed by volatility arising from fluctuations in copper and coal prices, border logistics disruptions and broader global financial conditions. As a result, the Mongolian economy remains sensitive to external shocks and commodity-driven cycles, while ongoing policy reforms aim to strengthen macro-financial stability and diversify economic activity.

Macroeconomic Structure

GDP Composition

Mongolia’s economy is primarily driven by the mining, services and agriculture sectors. Mining — largely coal, copper, gold and iron ore — accounts for a substantial share of GDP and more than 85% of goods exports in most years. The services sector is the largest employer and includes wholesale and retail trade, transportation, logistics, financial services and telecommunications. Agriculture, particularly livestock husbandry, remains essential for rural livelihoods and contributes to domestic consumption and exports of animal products. Construction and manufacturing activity fluctuate with domestic and foreign investment cycles.

Source: Mongolian Statistical Information Service

The country’s high reliance on mineral extraction and export earnings contributes to significant exposure to external factors such as global commodity prices, demand conditions in major export markets and investment flows linked to large-scale mining projects.

Economic Growth Trends

Economic growth has demonstrated considerable volatility over the past decade. Periods of strong expansion have been driven by increases in mining production, favorable commodity prices and infrastructure investment, while downturns have been associated with declines in global prices, tightened external financing conditions, political uncertainty and constraints at Mongolia’s southern border crossings.

The number of units of coal exported has increased by 4 times in the last three years. The amount, which is subject to price fluctuations has increased by 3 times in the last three years.

Domestic demand — household consumption, public expenditure and private investment — remains heavily influenced by credit availability, income growth and fiscal policy decisions.

Medium-term growth prospects depend on the continued development of major mining operations, improvements in border logistics capacity, investment in transportation and energy infrastructure and progress toward economic diversification aimed at reducing reliance on mining.

Inflation and Monetary Policy

Inflation Dynamics

Inflation in Mongolia has been historically volatile, reflecting the economy’s structural characteristics, including heavy dependence on imported fuel, food and consumer goods. Key inflation drivers include global food and oil price movements, exchange-rate fluctuations, supply-side disruptions, weather-related shocks and government adjustments to administered prices. Inflation expectations remain sensitive to external conditions and movements in the Mongolian tögrög (“MNT”), with domestic prices typically responding quickly to exchange-rate shifts.

Monetary Policy Framework

The BOM is responsible for implementing monetary policy with the objective of maintaining price stability. The BoM employs a range of instruments, including the policy rate, open market operations, reserve requirements and foreign-exchange operations. The MNT is a free-floating currency; however, it remains susceptible to external shocks due to Mongolia’s reliance on commodity exports, imports of essential goods and the economy’s exposure to global capital flows.

Periods of commodity price declines or tightening in global financing conditions may place depreciation pressures on the MNT, leading to imported inflation and affecting financial stability conditions.

Fiscal Policy and Public Finances

Revenue Structure

Mongolia’s fiscal revenues are heavily dependent on the mining sector, including mineral royalties, corporate taxes, customs duties and value-added taxes linked to mineral exports. This dependence creates a pro-cyclical fiscal environment in which government revenues rise during commodity booms and contract sharply during downturns. As a result, fiscal outcomes are highly sensitive to changes in global demand, border infrastructure efficiency and mining sector performance.

Expenditures and Public Debt

Public expenditure is concentrated in infrastructure investment, social welfare programs, government wages and subsidies. Public debt levels have fluctuated over time due to refinancing needs for sovereign bonds, budget deficits and support to state-owned enterprises. A significant share of public debt is denominated in foreign currency, exposing the country to exchange-rate risks.

Debt sustainability is influenced by export performance, fiscal discipline, foreign-exchange reserves and continued access to concessional and commercial financing.

External Sector and Trade

Export Structure

Mongolia’s export base is narrow and dominated by mineral commodities. Coal, copper concentrate and gold typically account for the majority of exports, with China receiving more than 85% of Mongolia’s outbound shipments. This concentration exposes the economy to demand fluctuations in China, regulatory changes affecting cross-border trade and logistics capacity constraints at key border points.

Source: Mongolian Customs Service

Imports and Balance of Payments

Mongolia relies heavily on imported fuel, machinery, vehicles, processed foods and consumer goods. The country maintains a structural trade dependency on foreign inputs, which affects the balance of payments. Balance-of-payments outcomes depend on mineral export volumes and prices, FDI inflows, remittances, external debt repayments and portfolio flows.

Foreign Direct Investment

FDI has been primarily directed toward mining projects, particularly copper and coal development. Investor sentiment remains sensitive to global commodity markets, the domestic regulatory environment governing extractive industries, geopolitical factors and Mongolia’s sovereign credit profile. Periods of elevated FDI inflows have supported investment, infrastructure development and foreign-exchange reserves, while declines in FDI have contributed to tighter external conditions.

Mongolian Banking Sector

The banking sector’s assets reached 85 trillion MNT at the end of 2025, an increase of 20% compared to the same period of the previous year, and total liabilities reached 77 trillion MNT, also an increase of 20%. Mongolian banking sector’s asset growth reflecting a robust compound annual growth rate (“CAGR”) of 22.96% since 2022. In terms of asset structure, loans accounted for 52% at the end of 2025, while Central bank bills accounted for 13% and cash equivalents accounted for 19%.

In terms of liability structure, MNT time deposits accounted for 27%, while foreign loans accounted for 20% and MNT current accounts for 13%. The banking sector’s equity reached 8.5 trillion MNT at the end of 2025, an increase of 15% compared to the same period of the previous year.

The total amount of loans in the banking sector reached 44.2 trillion MNT at the end of 2025, an increase of 20% compared to the same period of the previous year. Of these, MNT loans accounted for 85% and foreign currency loans accounted for 5%. The amount of non-performing (“NPL”) loans reached 1.9 trillion MNT, accounting for 4.4% of total loans (NPL ratio).

According to the audited reports of banks, Bogd Bank led in terms of return on equity (“ROE”) of 27.24%, followed by Khan Bank with 26.27% and Khas Bank with 21.76%. Bogd Bank also led in terms of return on asset (“ROA”) in 2025, reaching 4.20%. Golomt Bank led in terms of asset growth, reaching 19 trillion MNT at the end of 2025, an increase of 23.4% from the same period of the previous year. Khan Bank led in terms of assets, reaching 23.9 trillion MNT.

Source: The Bank of Mongolia statistic reports, Monetary policy, banks websites

At its regular meeting on December 10 and 11, 2025, the Board of Governors of the BOM, considering the current state of the economy, banking, and financial markets, the internal and external environment, and the risks, decided to:

1. maintain the policy interest rate at 12 percent;

2. deduct a source equivalent to the outstanding balance of loans secured by pension and benefit income from the bank’s reserve requirements;

3. extend the outstanding balance of pension loans once for up to 36 months, and if the monthly payment burden is reduced during the extended period, the asset will not be considered a structured asset, but the classification will remain the same; and

4. reduce the risk weight of pension loans from 150 percent to 100 percent.

The Law on the Central Bank defines the main objective of the BOM as ensuring the stability of the national currency, the tugrik. In addition, the law stipulates that the tugrik exchange rate against foreign currencies must be realistic. Therefore, within the framework of this objective, the policy of stabilizing inflation measured by the consumer price index around the target level in the medium term is being implemented in the “Main Directions of the Government on Monetary Policy”. By stabilizing inflation at a low level, it will not only protect the real income and assets of citizens from depreciation and create conditions for the stability of the banking and financial system but also support the stability of investment and economic growth. The BOM aims to stabilize inflation at around 5 percent per year in the medium term, within a +/-2 percentage point interval. By changing the policy interest rate within the framework of monetary policy, the BOM aims to stabilize the inflation rate and its expectations by influencing the interest rate, demand and supply of money and credit in the financial market, and thereby the volume of production, asset prices, exchange rates, and domestic demand. Within the framework of macro-prudential policy, common factors that may pose risks to the system are identified and policies are implemented to prevent them. In doing so, the strategy is to combine monetary policy tools with measures aimed at effectively managing excessive bank credit growth and excessive concentration in any sector, product, or foreign currency through system-wide bank prudential tools.

Outlook of the Banking Sector

Mongolia’s banking sector is expected to experience moderate growth, supported by a recovering economy, with GDP projected to rise 5.9% in 2026, driven by mining, infrastructure projects, and rebounding domestic demand. According to the BOM, loan conditions are likely to remain tight in the near term, as macroeconomic measures aim to stabilize the national currency, bring inflation down from 9% to the 5% ±2% range, and reduce the policy rate from 12% to 10%. BoM is also considering reducing spending on interest subsidies and incentives for sectoral loans, which will likely prompt banks to apply stricter DSTI criteria, resulting in slower overall loan growth across the system. Moreover, domestic money supply growth is slowing, with foreign funding emerging as the primary source of credit expansion for commercial banks and this trend is expected to continue in the coming years. This is why in coming years, in order to attract foreign investors, commercial banks are aiming to convert 10% of their loan portfolio into green loans by the end of 2027.

OUR HISTORY AND STRUCTURE

Our Company was incorporated in the Cayman Islands on January 21, 2026 under the Companies Act as an exempted company with limited liability. Our authorized share capital is currently US$50,000 divided into 500,000,000 Ordinary Shares, par value US$0.0001 each.

Our principal Operating Subsidiary, Bogd Bank JSC, was initially incorporated in November 2014 in Mongolia by Bodi Capital LLC (which is now known as Bogd Global Partners LLC) and Bogd Capital Investment LLC. Since its incorporation, it has been engaged in the commercial banking business in Mongolia.

First Initial Public Offering on the Mongolian Stock Exchange and Delisting from Mongolian Stock Exchange

Pursuant to amendments to the Banking Law of Mongolia that were passed in 2021, banks that are designated as “systemic” by the BOM were required to conduct an initial public offering by June 30, 2022. Although Bogd Bank JSC was not designated as a systemically important bank by the BOM, Bogd Bank JSC and its key shareholders nonetheless determined that the completion of an initial public offering was in its interest, and it undertook and closed an initial public offering of its shares in December 2021, raising a total of MNT 31,750,000,000. Bogd Bank JSC’s shares began trading on the Mongolian Stock Exchange (“MSE”) on December 14, 2021.

Thereafter, the controlling shareholders of Bogd Bank JSC were of the view that it would be more advantageous for Bogd Bank to pursue a new initial public offering overseas in order to access the international capital markets. As such, in early 2025, Bogd Bank JSC commenced the delisting process of its shares on the MSE, and in April 2025, it completed its delisting from the MSE. As of April 2025, Bogd Bank JSC had 145 shareholders, including Bogd Global Partners LLC and Bogd Capital Investment LLC.

Reorganization

In preparation for its initial public offering on the NYSE American and prior to the completion of this offering, we have undertaken a reorganization (the “Reorganization”) starting from April 2025 to [●], which involved the following steps:

●	On January 21, 2026, Bogd FT Limited was established under the laws of the Cayman Islands as an exempted company with limited liability, with one ordinary share subscribed for and issued initially issued to AGS Nominees 1 Limited, which was transferred to Bogd Global Partners LLC on January 21, 2026. Simultaneously, 99 ordinary shares were issued to Bogd Global Partners LLC.

●	On April 14, 2026, Bogd FT Holdings Pte. Ltd. was incorporated in Singapore as a private company limited by shares and as a wholly owned subsidiary of Bogd FT Limited.

●	On [●], 2026, pursuant to a share swap agreement, Bogd FT Holdings Pte. Ltd. acquired [●]% of the outstanding shares of Bogd Bank JSC from [then-] existing shareholders of Bogd Bank JSC, in exchange for new [●] Ordinary Shares of Bogd FT Limited.

●	Thereafter, on [●], 2026, the Company conducted a capitalization issuance of [●] Ordinary Shares for every 1 Ordinary Share owned by the shareholders whilst maintaining the shareholding percentage of the Company’s existing shareholders. As a result of the capitalization issue, a total of [●] Ordinary Shares of the Company were issued and outstanding.

After the Reorganization, Bogd FT Limited directly holds all issued and outstanding capital of Bogd FT Holdings Pte. Ltd., which in turn holds [●]% of the shares of Bogd Bank JSC. The remaining [●]% of the shares of Bogd Bank JSC are held by certain minority shareholders. Immediately after the Reorganization, Bogd Global Partners LLC and other minor shareholders that entered into the share swap agreement, will collectively own all issued and outstanding Ordinary Shares of Bogd FT Limited.

Corporate Structure

As at the date of this prospectus, our Group comprises of the Company and its subsidiaries, Bogd SG and Bogd Bank JSC.

The chart below illustrates our corporate structures and identifies our subsidiaries upon the Reorganization, and the closing of our Offering:

Pre - IPO Luvsanvandan Boldkhuyag Luvsanvandan Bold 50% 50% Bogd Global Partners LLC (Mongolia) Public Minority Shareholders BOGD FT LIMITED (Cayman Islands) ("Bogd Cayman") 79.5% 10.2% BOGD FT HOLDINGS PTE. LTD. (Singapore) ("Bogd SG") 100% Bogd Bank JSC (Mongolia) ("Bogd Bank") [99.8]% (1) Executive officer ownership: Mr. Saruul Ganbaatar, a director of the Company, directly owns approximately 5.15% of the ou tst anding shares of the Company. Mr. Boldkhuyag Luvsanvandan , the controlling shareholder and a director of the Company, holds his interest indirectly through Bogd Global Partners LLC. Mr. Luvsanvandan's ultimate beneficial ownership interest in the Company is approximately 39.7%. Saruul Ganbaatar 5.1% Gem International LLC 5.2%

Post - IPO Luvsanvandan Boldkhuyag Luvsanvandan Bold 50% 50% Bogd Global Partners LLC (Mongolia) Public Minority Shareholders IPO Investors BOGD FT LIMITED (Cayman Islands) ("Bogd Cayman") [*]% [*]% [*]% BOGD FT HOLDINGS PTE. LTD. (Singapore) ("Bogd SG") 100% Bogd Bank JSC (Mongolia) ("Bogd Bank") [99.8]% Saruul Ganbaatar [*]% Gem International LLC [*]%

BUSINESS

Overview

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels in Mongolia. Since our founding in 2014, we have been working towards bringing increasingly modern products and services to our Mongolian customers, with a mission of becoming the leading Mongolian bank of the 21st century. Apart from traditional banking products and services, we offer insurance brokerage, foreign exchange transactions, and banking guarantee (letter of credit) issuance.

Our total assets as of the year ended December 31, 2025 was MNT 1,371.83 billion. The Tier 1 capital of Bogd Bank, as of the year ended December 31, 2025, was MNT 207.05 billion and our net profit as of the year ended December 31, 2025 was MNT 50.11 billion. Under Mongolian Law, Tier 1 capital consists of: (i) common shares; (ii) additional paid-in capital of common shares (share premium); (iii) retained earnings/losses; and (iv) general reserve fund. Our Baseline Credit Assessment at b2 by Moody’s puts Bogd Bank in the same general range with Mongolia’s sovereign credit rating and in the same general range as Mongolia’s other leading banks.

Our primary business consists of commercial banking operations for retail and corporate customers. Our commercial banking operations for retail customers consist of retail lending, deposit taking, international remittances, brokerage of insurance products and other fee-based products and services. We provide a range of commercial banking products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange to individuals, middle market companies, and small and medium enterprises. We also offer agricultural and rural banking products. We earn interest and fee income from our commercial banking operations. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, internet and mobile phones. We had a network of 17 branches and 8 ATMs in Mongolia as of December 31, 2025.

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange products and services for corporate customers.

Our principal corporate office is located at Bogd Tower, 4th Floor, Jigjidjav street 3, Sukhbaatar Square, Khoroo 1, Chingiltei district, Ulaanbaatar 15160, Mongolia, our telephone number is +976 7577 1199 and our website address is www.bogdbank.com.

History of the Mongolian Banking Sector

Over the past century, Mongolia’s banking sector has evolved to meet international standards, significantly enhancing its role in the economy and making a valuable contribution to the country’s development. The Industrial and Commercial BOM, now the BOM, was established in 1924. A year later, the national currency, the tugrik, was introduced — a pivotal milestone in Mongolia’s economic history. This marked the beginning of a robust monetary system that supported Mongolia’s economic and social development through internal financing. From 1924 to 1991, the BOM single-handedly shaped financial intermediation and the financial system, acting as the primary financial market intermediary. In 1990, Mongolia switched to a two-tier banking system, and the first commercial banks were established. With the establishment of commercial banks, there was a major systemic change in the banking sector, and the BOM assumed a major role in regulating and supervising the activities of commercial banks. Bank liquidity, capital adequacy, and credit quality have improved, the number of qualified personnel in the banking sector has increased, and banks’ operations have solidified. Since 2010, the activities of the banking sector have expanded and developed, the scale and scope of commercial bank operations have expanded, and new technologies have been introduced.

The stability of the banking sector was further strengthened by creating a deposit insurance system, which is one of the main pillars of a stable banking sector. The prudential requirements for banking operations, the requirements for good governance, risk management, and bank supervision and enforcement measures for insolvent banks were established in line with good international practices and with consideration of Mongolia’s specific characteristics. The banking supervision framework has been updated to comply with Basel banking standards and risk-based supervision and macroprudential policy tools have been introduced.

Bogd Bank was established in 2014 as part of the move to a modern two-tier banking system and became the first publicly-listed commercial bank traded on the Mongolia Stock Exchange in December 2021. Since its establishment, we have maintained profitability and our net income reached MNT 40.1 billion in the fiscal year ended 2024, representing a CAGR of 61.4%.

Growth Strategy

Our vision is to spread the world’s best financial standards, opportunities, and technological advances — to spread confidence, not only in our own products, but in the future, in ourselves and in the bank, and our mission is to bring advancement, in technology and standards, to the Mongolian banking system.

The key elements of our growth strategy are:

Focus on Impact Areas

We aim to serve all financial requirements of our customers through our customized solutions, including the following impact areas:

●	SME Finance: With 39% of our loan portfolio being SMEs, we strive to support local businesses in various industries. We further make it our mission to target SMEs as we continue to grow.

●	Eco-Green Financing: As an advocate of sustainability, Bogd Bank intends to continue to finance impactful green projects with impact. We do not work with clients involved in industries that cause environmental damage, such as mining.

●	Empowering Women: 43% of Bogd Bank’s SME clients are women-led businesses. Bogd Bank intends to continue to support women-led businesses to promote equitable growth. About 66% of Bogd Bank’s employees are women.

●	Rural Development: Bogd Bank aims to expand its services to rural areas to support agriculture businesses. The Bank intends to achieve this through its expansion plan into all 21 provinces of Mongolia, with 2 branches currently in Darkhan province and Erdenet province. The Mongolian government operates a network of over 900 digital kiosks across Mongolia, through which the Mongolian public can access digital government services. We are now in partnership with - the vendor providing such public kiosk services to the Mongolian government, to provide our banking services through these kiosks, and we expect our services to be available through such kiosks by the end of 2026. With over 900 kiosks throughout the country, we will be able to tap into the underserved areas of the population through banking services through these kiosks.

Leveraging technology and digital access across businesses

Fintech solutions are an integral part of Bogd Bank’s DNA, allowing us to differentiate ourselves from our competitors and achieve rapid growth. In 2017, Bogd Bank became the first bank in Mongolia to register customers remotely online and currently all our banking services can be performed through the digital banking platform, including quick loan, salary loan, deposit backed loan, current accounts, time deposits opening and card ordering. Bogd Bank also provides easy-to-understand and transparent data protection settings and ensures all user data is stored securely on our servers. We will continue to enhance our cyber security and invest in upgrading and strengthening the technology infrastructure to maintain a secure banking environment for customers and are working towards making the first virtual publicly available bank branch in Mongolia, as well as developing an AI powered service representative of the bank.

Strengthening Existing and Developing New Client Relationships

Bogd Bank aims to deepen relationships with our current customers while actively expanding our client base. By offering tailored financial solutions, personalized services, and strategic partnerships, we seek to foster long-term loyalty and increase market share. We plan to also prioritize the development of relationships with underserved sectors, such as rural communities and women entrepreneurs, ensuring that our services are inclusive and reach a broader demographic.

Delivering a Superior Client Experience

Our commitment to excellence in customer service is central to our strategy. We aim to provide superior client experience by delivering timely, efficient, and high-quality services across all touchpoints. By continuously listening to our clients’ feedback and adapting our offerings to meet their needs, we will ensure that we remain the bank of choice for individuals and businesses alike. This strategy will be supported by ongoing employee training and development to maintain high service standards.

Enhancing Operational Efficiency and Cost Management

To drive profitability and long-term growth, Bogd Bank is focused on enhancing operational efficiency and optimizing cost management. Through the implementation of automated processes, cost-effective technologies, and continuous performance improvement initiatives, we intend to streamline our operations and reduce overhead costs. This will enable us to reinvest savings into innovation and client services, ensuring that we remain competitive in a rapidly changing market. Through these strategic initiatives, Bogd Bank is poised for continued growth, aiming to be a leader in the Mongolian banking sector while contributing to the country’s broader economic and social development goals. Based on our knowledge, Bogd Bank appears to have the highest revenue per employee amongst its direct competitors.

Expansion of Operations into Foreign Markets

We are evaluating potential opportunities to expand our operations into select international markets, with an initial focus on the Central Asian region. In particular, we have preliminarily identified Kazakhstan and Uzbekistan as jurisdictions that may offer attractive opportunities for our digital lending model. Although we do not currently conduct business outside our home market, we believe — based in part on the activities of competitors that have expanded into Central Asian and Southeast Asian markets — that potential demand may exist for our products and services in these regions.

Our preliminary concept contemplates offering micro-lending and digital consumer loans without establishing full operational branches. As our business in these markets develops, and subject to market conditions, regulatory requirements and our internal assessment of strategic needs, we may consider establishing a representative office to provide additional on-the-ground oversight. Any such expansion will depend on a variety of factors, including regulatory approvals, competitive dynamics, operational considerations, and our ability to allocate resources effectively. There can be no assurance that we will pursue or ultimately execute any such international expansion strategies.

Competitive Strengths

●

Strong Balance Sheet and Ratios. Bogd Bank is under-levered compared to its competitors and has maintained the strongest capital adequacy (CAR), NPL, ROA and ROE ratios in the Mongolian commercial banking industry.

The comparative indicators below are based on the comparative reports of commercial banks that the BOM issues quarterly. For example, for CAR (Capital Adequacy Ratio), Mongolian commercial banks calculate risk-weighted assets and their capital adequacy measures monthly in accordance with the BOM’s regulatory requirements. These figures have been calculated and presented according to that methodology.

Chart of the capital adequacy ratio of the 7 largest banks in Mongolia, including Bogd Bank

Bogd Bank maintains the highest capital adequacy ratios in the banking sector, reinforcing the bank’s ability to withstand financial downturns and other unforeseen losses.

Industry-leading 1.73% NPL ratio – far below all Mongolian D-SIB peers and digital banking competitor M Bank

ROA of the seven largest banks in Mongolia, including Bogd Bank

ROE of the seven largest banks in Mongolia, including Bogd Bank

Robust Growth and Strong Performance

Bogd Bank has grown its total assets by a CAGR of 43.94% from 2017 through 2025. The Bank has maintained profitability since 2014, with net income reaching MNT 50.11 billion in 2025, with CAGR 56.34% for the past 8 years.

●	Technology and Innovation. A pioneer in mobile and internet banking in Mongolia, Bogd Bank leverages data and analytics to further enhance our clients’ experiences while optimizing and streamlining internal processes. We are currently developing advanced fintech solutions to integrate our financial services and become a one-stop shop that fulfills all its clients’ needs, offering savings and business accounts, credit cards, loans, trading, pension accounts, insurance, and custody of securities.

●	Focus on Impact. Bogd Bank has a particular focus on SME lending in impactful sectors such as agriculture, healthcare, and women-led businesses. We are also preparing to launch our green loan program, which will provide financing for projects that support green and environmentally friendly business activities. We are also focused on supporting female entrepreneurs, and between 40 – 50% of our clients are women or led by women (for corporate clients). Our focus on supporting female entrepreneurs distinguishes us from our competitors, and helps us to attract financing from development financial institutions (e.g., the Asian Development Bank), international financial institutions (e.g., the Dutch Entrepreneurial Development Bank (FMO)), which may not be as readily available to our competitors. As of December 2025, we had obtained $85 million in funding from such institutions.

●	Experienced Leadership. Bogd Bank’s leadership team brings decades of experience working in the financial services sector, having served at and led major financial institutions in Mongolia and globally.

Overview of Our Products and Services

Commercial Banking for Retail Customers

Our commercial banking operations for retail customers consist of retail lending and deposits, and fee based products and services like credit, debit and prepaid cards, currency exchange and international remittance services, depositary share accounts and brokerage of third-party insurance products.

Retail Lending Activities

Our retail lending activities consist of loans extended to individual customers for housing and personal consumption purposes. The retail loan portfolio is primarily composed of mortgage loans and consumer loans, which are classified based on product characteristics and end-use.

Mortgage loans include home loans and other mortgage exposures measured at fair value through profit or loss (FVPL). These loans are extended for the purchase, construction and improvement of residential properties and are secured by mortgages over such properties.

Consumer loans comprise automobile loans, deposit-backed loans, personal loans, real estate-secured consumer loans and other consumer lending products. These loans are extended to individual customers for personal and household consumption purposes. Depending on the loan amount, consumer loans may be unsecured or secured by movable or immovable property. Lower-value loans are typically unsecured or secured by movable assets, while higher-value loans are generally secured by real estate.

Other consumer loans primarily include salary-backed loans, credit card receivables and other short-term consumer financing products, many of which are offered through digital channels.

Our suite of products and services for retail customers includes savings, investment, credit and protection products, along with payment and transaction banking services. Our retail portfolio consists largely of secured lending, with growth based on proprietary data and analytics in addition to credit bureau checks. Our deposit franchise enables us to offer competitive pricing. We also leverage our existing customer database for sale of key retail asset products through cross-sell and up-sell. Our underwriting process involves a combination of key variables to assess the cash flow and repayment ability of the customer like income, leverage, customer profile, quality markers, credit bureau data and demographics. We utilize multiple data points including liability and asset relationships, transaction behavior and bureau behavior along with proprietary machine learning and statistical models for making credit decisions. Each loan is screened against our internal scoring method, as well as scoring provided by the credit information bureaus. For quick online loans, our internal scoring method allows clients to receive a loan decision within 5 minutes.

As of December 31, 2024, our total retail loan portfolio amounted to MNT 253.05 billion, of which mortgage loans accounted for MNT 56.89 billion and consumer loans accounted for MNT 196.15 billion.

As of December 31, 2025, our total retail loan portfolio amounted to MNT 260.56 billion, of which mortgage loans accounted for MNT 60.25 billion and consumer loans accounted for MNT 200.31 billion.

The following table sets forth, at the dates indicated, the breakdown of Bogd Bank’s gross retail finance portfolio.

	At December 31, 2024		At December 31, 2025
	(MNT in thousand)	(% share)	(MNT in thousand)	(% share)
Mortgage loans
Home loans	23,493,154	9.29%	21,327,512	9.62%
Apartment Purchase Loan	14,305,289	5.65%	15,792,446	7.12%
Employee Housing	4,568,435	1.81%	1,987,803	0.90%
Private House Purchase Loan	3,812,905	1.51%	2,439,508	1.10%
Home Down Payment Loan	604,712	0.24%	1,053,941	0.48%
Private House Construction Loan	201,813	0.08%	53,814	0.02%
Mortgage /FVPL/	33,423,533	13.21%	38,930,074	0.02%
Mortgage Loan 6%	29,961,834	11.84%	36,051,432	0.02%
MIC-Purchased Loan	3,057,828	1.21%	2,712,400	0.00%
Mortgage Loan Refinancing 6%	309,992	0.12%	73,531	0.00%
Mortgage Loan 8%	93,879	0.04%	92,711	0.00%
Total mortgage loans**	56,916,687		60,257,586
Consumer loans
Automobile loans	5,139,818	2.03%	3,753,603	1.69%
Deposit-backed loans*	30,085,344	11.89%	48,708,453	21.97%
Personal loans	12,261,198	4.84%	14,070,850	6.35%
Real estate-secured loans	3,293,160	1.30%	7,235,989	3.26%
Other consumer loans***	145,377,318	57.44%	126,540,959	57.08%
Credit Card	226,316	0.09%	114,391	0.05%
Purchased Loan****	138,011,220	54.53%	122,348,716	55.19%
Car loan	58,970,529	23.30%	40,220,658	18.14%
Consumer loan	79,040,691	31.23%	82,128,059	37.05%
Salary Loan	5,840,640	2.31%	3,667,172	1.65%
Cooperative Member Herder Loan	29,918	0.01%	30,087	0.01%
Express Loan	1,266,639	0.50%	380,593	0.17%
Consumer Purchase Loan	2,585	0.00%	-	0.00%
Total consumer loans	196,156,838		200,309,851
Total retail loan portfolio	253,073,525	100.00%	260,567,431	100.00%
Allowance for advances (loan) losses	1,847,019		1,138,424
Total retail finance portfolio /Net loans/	251,226,506		259,429,007

*	Deposit-backed loans are presented within consumer loans in the retail segment and within standardized products in the corporate segment, based on borrower classification.

**	Mortgage loans relate to housing finance, while real estate-secured loans represent consumer loans secured by property for non-housing purposes.

***	Other consumer loans primarily include salary-backed loans, credit card receivables, purchased loan and other short-term consumer financing products..

****	Purchased loans refer to loans originated by non-bank financial institutions (NBFIs) that have entered into a cooperation agreement with the Bank, provided that such loans meet the applicable policies and eligibility criteria. These loans are extended for the purchase of car vehicles and other consumer purposes. It consists of car loan and consumer loan.

Home Loans and Mortgage Loan

Our home loan portfolio includes loans for purchase and construction of homes and by mortgaging residential properties. Our policies for home loans are based on certain stipulated ratios such as the loan-to-value ratio and the ratio of fixed debt obligations to a borrower’s income. The initial repayment term of home loans is 15 to 20 years with payments in the form of equal monthly installments. The credit process includes a cashflow assessment of the borrower as well as evaluating the property being mortgaged against the legal and technical standards defined at the Bank.

We follow robust credit appraisal processes for loan-against-property We typically require a down payment of 30% for home loans, equating to a loan-to-value (LTV) ratio of maximum 70%. Lending is based on cash flows of borrowers and not just the value of the collateral.

Our home loans primarily have fixed interest rates. Home loans are repaid in equal monthly installments over the tenor of the loan. As part of client protection measures mandated by the Mongolia Central Bank, home loans cannot exceed 45% debt to income ratio for the client. As such, the tenor and loan amount can be flexible to suit the needs of the client while maintaining adherence to local requirements.

We also provide lower interest rate loans to customers belonging to economically weaker sections and customers buying homes in the low-cost affordable housing segment. Such low interest rate loans are funded partially by the Mongolian Central Bank, as well as our own financing. Customers are required to meet certain requirements before they can qualify for such low interest rate loans. These loans are included in the mortgage category.

Automobile loans

We finance the purchase of new and used automobiles. Automobile loans are fixed rate products repayable in equal monthly installments. The interest rate is based on factors such as credit score, customer relationship, car manufacture and import date, and tenure of loan, among others, for new automobiles, and asset age and car segment coupled with product variants like top-up or refinance, for used automobiles.

Personal loans and Real estate-secured loans

Our personal loans and real estate-secured consumer loans comprise financing extended to individual customers for personal and household consumption purposes. Personal loans are extended based on the customer’s income, credit profile and repayment capacity, and may be used for a variety of purposes such as daily expenses, education, medical needs or other personal consumption. Depending on the loan amount, these loans may be unsecured or secured by movable or immovable property, with lower-value loans typically being unsecured or secured by movable assets, while higher-value loans are generally secured by real estate.

Real estate-secured consumer loans (including loans against property) are loans extended to individual customers for personal consumption purposes, where repayment obligations are secured by a mortgage over residential or other real estate owned by the borrower or a third party. These loans are underwritten based on both the borrower’s cash flow and the value and quality of the underlying collateral.

Both personal loans and real estate-secured consumer loans are typically structured with fixed interest rates and are repayable in equal monthly installments over the agreed tenure.

Other consumer loans

We also offer unsecured products such as personal loans, purchased loans, salary-backed loans and credit cards to our customers. Purchased loans refer to loans originated by non-bank financial institutions (NBFIs) that have entered into a cooperation agreement with the Bank, provided that such loans meet the applicable policies and eligibility criteria. These loans are extended for the purchase of car vehicles and other consumer purposes. Personal loans, salary-backed loans and credit card receivables have fixed interest rates. We offer a range of instant personal and salary-backed loans, as well as credit cards, that are accessible entirely through our digital channels.

Retail Deposits

Our retail deposit products include time deposits and savings account deposits. We offer these products and 360 degree solutions across life stages — minor, student, professionals, senior citizen — and to specific customer segments such as high net worth individuals, and business owners. We offer seamless account opening and activation through enhanced system-driven validations to our customers. We also offer corporate salary account and current account (i.e., checking accounts for businesses) to our large, medium and small enterprise customers. At year-end fiscal 2025, we had a debit card base of approximately 81.33 thousand cards compared to 57.41 thousand cards at year-end fiscal 2024.

Fee-Based Products and Services

Through our distribution network, we offer various products including insurance policies, guarantees, international remittance services, and payment cards with different rewards and cash back perks targeted to different demographics. We offer several card-based products such as credit cards, debit cards, and prepaid cards. We also offer foreign exchange products to retail customers including sale of currency notes and travel cards. We also facilitate retail inward remittances from foreign geographies.

Retail lending for rural customers

The Bank’s rural banking operations aim to meet the financial requirements of customers in rural and semi-urban locations. Our products in this segment include working capital loans for growing crops, financing of post-harvest activities, livestock collateralized loans, along with personal loans, farm equipment loans and affordable housing finance and auto and two-wheeler loans. We also provide consumption loans for low-income customers. We offer financial solutions to micro-finance institutions, self-help groups, co-operatives constituted by farmers, corporations and medium enterprises engaged in agriculture-linked businesses. The rural banking portfolio of the Bank grew by 72.46% from MNT 13.28 billion at December 31, 2025 compared to MNT 7.73 billion at December 31, 2024.

The following table sets forth, at the dates indicated, the breakdown of the Bank’s gross rural finance portfolio.

	At December 31, 2024		At December 31, 2025
Rural	(MNT in thousand)	% share	(MNT in thousand)	% share
Business	5,593,034	72.33%	11,517,706	86.70%
Consumer	1,778,420	23.00%	1,495,571	11.26%
Mortgage	361,193	4.67%	270,824	2.04%
Rural advances	7,732,647	100.00%	13,284,101	100.00%

(1)	Includes term loans for farm equipment, self-help groups, loans to microfinance institutions for on-lending to individuals and inventory funding.

Our rural banking operations primarily focus on four main ecosystems identified in the rural market, which include farmers, herders, dealers and micro-entrepreneurs.

The farmer ecosystem includes participants such as farmers, seed producers, agri-input dealers, warehouses, agri-equipment dealers, commodity traders and agri processors. Products offered include working capital loans and term loans for farm equipment, dairy livestock purchase and farm development. See also “Selected Financial and Statistical Information — Loan Concentration — Directed Lending” on page 52.

The dealer ecosystem comprises dealers/distributors of farm equipment. The micro-lending space includes women from the lower-income strata of the population, non-government organizations and other institutions working at the grass-root level in the rural economy.

Our reach in rural areas comprises a network of branches, ATMs and field staff, and business correspondents providing last-mile access in remote areas. As at December 31, 2025, we had a network of 17 branches, of which 12% were in rural and semi-urban areas.

Commercial Banking for Small, Medium Enterprises and Micro Lending

Our business banking and small and medium enterprises customers include certain individual entrepreneurs, proprietorship firms, partnership firms and public/private limited companies. We offer a wide spectrum of banking products and solutions to address their evolving business needs. This involves customized offerings, faster turnaround time, transaction convenience, timely access to capital and cross-border trade and foreign exchange. Our focus in this segment is on using digital channels and ensuring granularity, obtaining adequate collateral and robust monitoring. More than 98.95% of our business banking portfolio has collateral covering more than 100% of the outstanding value of the loan. The loans are generally secured by collateral in the form of property, automobiles, and equipment apart from a charge on current assets. Our small and medium enterprise portfolio consists of enterprises with a turnover of up to MNT 3.6 billion. We offer digital solutions for on-boarding, payments and collections, lending and cross-border transactions. We focus on providing parameterized and program-based lending for small and medium enterprises, which is granular, adequately-collateralized and regularly monitored. The loans are generally secured by collateral in the form of property, automobiles, and equipment apart from a charge on current assets. The small and medium enterprises portfolio of the Bank grew by 5.94%) from MNT 216.5 billion at year-end fiscal 2024 compared to MNT-(229.38) at year-end fiscal 2025. As of December 31, 2024, it included comprising micro loans of MNT 26.13 billion (12%), small enterprise loans of MNT 97.78 billion (45%) and medium enterprise loans of MNT 92.60 billion (43%). As of December 31, 2025, it included comprising micro loans of MNT 21.9 billion (9.55%), small enterprise loans of MNT 83.7 billion (36.52%) and medium enterprise loans of MNT 123.7 billion (53.93%). All of SME loans fall under the “Business loan” classification in the financial reporting.

We are focused on growing this portfolio by leveraging our distribution network and through various digital channels and platforms, tapping corporate ecosystems and ongoing efforts towards process decongestion. We also continue to increase our number of branches, focusing on areas with high foot traffic and high economic density.

SME	At December 31, 2024		At December 31, 2025
	(MNT in thousand)	(% share)	(MNT in thousand)	(% share)
micro	26,133,825	12.07%	21,897,669	9.55%
small	97,779,941	45.17%	83,769,204	36.52%
medium	92,572,929	42.76%	123,715,608	53.93%
Total SME Loan Portfolio	216,486,695	100.00%	229,382,481	100.00%
Allowance for advances (loan) losses	1,010,247		507,306
Total Corporate Loan Portfolio /Net loans/	215,476,448		228,875,175

Commercial Banking for Corporate Customers

Our product suite for corporate customers caters to all their needs including working capital and term loan products, transaction banking services, fee and commission-based products and services, deposits and foreign exchange, supply chain solutions, and various other activities. We cater to the entire ecosystem of the corporate customer, also focusing on deepening the Bank’s relationship with employees and sponsors through a suite of retail products like salary, private and wealth banking, home loans, personal loans and vehicle loans. Our corporate customer base includes top business houses, large private companies and public sector companies, financial institutions, banks, non-bank finance companies, private equity funds, real estate companies and capital market and custody participants. We have established relationships with multinational companies operating in Mongolia, and financial sponsors, including private equity funds and their investee companies. We offer transaction banking services to corporates to meet the day-to-day needs for smooth functioning of their businesses. The transaction banking services offered include account related services, payment and collection services, domestic and cross-border trade finance, working capital finance and supply chain finance. We offer integrated cash management and trade finance solutions to our customers. Our transaction banking solutions are delivered to our customers through physical and digital channels and a team of account managers. In addition to leveraging our physical branch network, we have expanded our capabilities for providing transaction banking services to our customers from 16 locations at year-end fiscal 2023 to 17 locations at year-end fiscal 2025.

Corporate Loan Portfolio

Our corporate loan portfolio consists of loans extended to corporate customers, including large enterprises and institutional clients, and includes both business lending products and certain standardized lending products.

Business loans represent the core of the corporate portfolio and include term loan products and working capital financing in the form of cash credit facilities, overdrafts, demand loans and non-fund based facilities, including bill discounting and bank guarantees (letters of credit). These loans are extended to finance capital expenditure, operational requirements and other business activities of corporate clients. Business loans presented in this section exclude loans classified under the SME and micro segments, which are disclosed separately under “Commercial Banking for Small, Medium Enterprises and Micro Lending.”

In addition to core business lending, the corporate loan portfolio includes certain standardized products such as loans secured by deposits and automobile loans, which may also be extended to corporate customers. These products are classified based on their product characteristics and underlying use and may reflect asset-backed or liquidity-based financing within the corporate segment.

As of December 31, 2024, the total corporate loan portfolio amounted to MNT 113.24 billion, representing 100% of the portfolio. Business loans accounted for MNT 70.50 billion or 62% of the total corporate loan portfolio. Loans secured by deposits amounted to MNT 42.72 billion, or 38% of the portfolio, while automobile loans accounted for MNT 18.69 million, representing less than 0.1% of the portfolio.

Allowance for loan losses amounted to MNT 168.16 million, resulting in a net corporate loan portfolio of MNT 113.07 billion as of the same date.

As of December 31, 2025, the total corporate loan portfolio amounted to MNT 161.83 billion. Business loans accounted for MNT 131.97 billion, or 81.55%, of the total corporate loan portfolio. Loans secured by deposits amounted to MNT 29.85 billion, or 18.44%, of the portfolio, while automobile loans accounted for MNT 8.95 million, representing less than 0.01% of the portfolio.

Allowance for loan losses amounted to MNT 134.73 million, resulting in a net corporate loan portfolio of MNT 161.69 billion as of the same date.

For further details on our loan portfolio, see “Selected Financial and Statistical Information — Loan Concentration.” For a description of our credit rating and approval system, see “— Risk Management — Credit Risk”.

	At December 31, 2024		At December 31, 2025
	(MNT in thousand)	(% share)	(MNT in thousand)	(% share)
Automobile loans	18,691	0.02%	8,954	0.01%
Deposit-backed loans*****	42,723,718	37.72%	29,847,693	18.44%
Business loan	70,501,116	62.26%	131,971,438	81.55%
Total Corporate Loan Portfolio	113,243,525	100.00%	161,828,085	100.00%
Allowance for advances (loan) losses	168,161		134,727
Total Corporate Loan Portfolio /Net loans/	113,075,364		161,693,358

*****	Loans secured by deposits are fully collateralized by customer deposits and are presented within each segment based on the borrower classification.

The loan portfolios classified by retail, SME, and corporate segments reconcile with the business, mortgage, and consumer classifications used in the audited financial reporting, by purpose, as follows.

The business loan classification includes corporate loans and SME loans. The mortgage classification includes mortgage loans from the home category within the retail segment. The consumer classification consists of the remaining loans within the retail segment, as well as automobile loans and deposit-backed loans extended to corporate clients. In addition, the “Loans and advances to customers at FVPL” classification in the financial statements includes low-interest mortgage loans that are planned to be sold in the future.

			2025	2024
			MNT’000	MNT’000
Business loan			361,353,919	286,987,811
	Commercial business loans /Corporate loans/		131,971,438	70,501,116
	SME	micro	21,897,669	26,133,825
		small	83,769,204	97,779,941
		medium	123,715,608	92,572,929
Mortgage loan /Home loans/			21,327,512	23,493,154
	Apartment Purchase Loan		15,792,446	14,305,289
	Employee Housing		1,987,803	4,568,435
	Private House Purchase Loan		2,439,508	3,812,905
	Home Down Payment Loan		1,053,941	604,712
	Private House Construction Loan		53,814	201,813
Consumer loan			230,166,498	238,899,244
	Automobile loans		3,753,603	5,139,818
	Deposit-backed loans		48,708,453	30,085,344
	Personal loans		14,070,850	12,261,198
	Real estate-secured loans		7,235,989	3,293,160
	Other consumer loans		126,540,956	145,377,315
	Credit Card		114,391	226,316
	Purchased Loan		122,348,717	138,011,220
		Car loan	40,220,658	58,970,529
		Consumer loan	82,128,059	79,040,691
	Salary Loan		3,667,172	5,840,640
	Cooperative Member Herder Loan		30,087	29,918
	Express Loan		380,593	1,266,639
	Consumer Purchase Loan		-	2,585
	Corporate Automobile loans		8,954	18,691
	Corporate Deposit-backed loans		29,847,693	42,723,718
			-	-
			612,847,929	549,380,209
			-	-
Allowance for impairment losses			(1,780,456)	(3,025,426)
			-	-
Net loans and advances to customers at amortised costs			611,067,473	546,354,774
			-	-
Loans and advances to customers at FVPL			38,930,074	33,423,533
	Mortgage Loan 6%		36,051,432	29,961,834
	MIC-Purchased Loan		2,712,400	3,057,828
	Mortgage Loan Refinancing 6%		73,531	309,992
	Mortgage Loan 8%		92,711	93,879
Total loans and advances to customers			649,997,547	579,778,307

Fee and Commission-Based Activities

We generate fee income through our lending, transaction banking, syndication and foreign exchange related solutions provided to our corporate customers. We also offer our corporate customers a wide variety of fee and commission-based products and services including documentary credits, standby letters of credit (called guarantees in Mongolia), collection and payment of export/import bills and cash management services, including collection, payment and remittance services.

Corporate Deposits

We offer a variety of deposit products to our corporate customers including current accounts, time deposits and certificates of deposits. For more information on the type, cost and maturity profile of our deposits, see “Selected Financial And Statistical Information — Funding”.

Branch and ATM network and call centers

We deliver our products and services through a variety of channels, ranging from traditional bank branches to ATMs and call centers. In addition, our digital channels and platforms have become increasingly important to our customers. See “Business – Technology.” At December 31, 2025, we had a network of 17 branches across several Mongolian states. The branch network serves as an integrated channel for deposit mobilization and selected retail asset origination. Our focus is to digitize maximum processes and other touch points for customer experience in order to enhance customer engagement time for solutions. Digital services kiosks are deployed in branches with higher number of customer visits. This allows customers to use banking services like deposits, get quick account credit, update passbook, transfer funds instantly to Bogd Bank and other bank customers and other fully digital other “Do-it-yourself” services, which help reduce customer wait time.

The following table sets forth the breakdown of the number of branches by area for the periods indicated.

	At December 31, 2024		At December 31, 2025
Branch by area(1)	Number of branches	% of total	Number of branches	% of total
Major Cities	13	86%	15	88%
Urban Settlements	0	0%	0	0%
Rural	2	14%	2	12%
Total branches	15	100%	17	100%

(1)	Classification of branches as per population census 2020.

As of December 31, 2025, we had 8 ATMs across Mongolia. Our ATMs have additional value added services such as cash deposits, cash withdrawal, ATM and Internet PIN change for Bogd Bank customers. We also work in cooperation with major Mongolian banks where our clients can withdraw cash at a lower fee at the ATMs owned by the other major banks.

Our phone banking is operational around the clock across multiple locations. Phone banking is equipped with interactive voice response systems, voice/email bot solution, automatic call distribution, telephony integration and voice recorders. We also have a virtual relationship management platform, which provides superior and seamless connect that caters to the services and product needs of customers through human interface powered by artificial intelligence, which builds robust customer relationships. We seek to use the technology to provide an integrated view of customer information to the agents to get a complete overview of the customer’s relationship with us. We have implemented a customer relationship management solution for the automation of customer service requests in all key banking products. The solution helps in tracking and timely resolution of various customer queries and issues. The solution has been deployed at the phone banking as well as at a large number of branches.

Investment Banking

Our investment banking operations principally consist of Bogd Bank’s treasury operations. Through our treasury operations, we seek to manage our balance sheet, including the maintenance of required regulatory reserves, and to optimize profits from our trading portfolio by taking advantage of market opportunities. Our domestic trading and securities portfolio includes our regulatory reserve portfolio, as there is no restriction on active management of our regulatory reserve portfolio, investment in local and government bonds and international bonds. Our treasury operations include a range of products and services for corporate and small enterprise customers, such as bespoke foreign exchange products and services. See also “— Commercial Banking for Corporate Customers — Foreign Exchange and Derivatives.”

Our treasury undertakes liquidity management by seeking to maintain an optimum level of liquidity, complying with the cash reserve ratio requirement and seeking to maintain the smooth functioning of all our branches. We maintain a balance between interest-earning liquid assets and cash to optimize earnings and undertake reserve management by maintaining statutory reserves, including the cash reserve ratio and the statutory liquidity ratio. At year-end fiscal 2025, Bogd Bank was required to maintain the statutory liquidity ratio requirement percentage at 30% of its domestic net demand and time liabilities by way of approved securities such as Government of Mongolia securities and provincial government securities. We maintain the statutory liquidity ratio through a portfolio of government of Mongolia securities that we actively manage to optimize the yield and benefit from price movements. Further, as a prudent liquidity management strategy, we generally maintain excess investments in securities eligible for classification under the statutory liquidity ratio requirement. We maintain the liquidity coverage ratio and net stable funding ratio, as required under Basel III, both on a standalone basis and at the group level. The minimum requirement for each ratio is 100%. The liquidity coverage ratio requirement is met by investment in high quality liquid assets, which are primarily in the form of government securities and better-rated corporate bonds. Our liquidity coverage ratio as of December 31, 2025 was 212.22%, and our average quarterly liquidity coverage ratio for the four quarters leading up to December 31, 2025 was 162.26%. Both of these ratios were higher than the regulatory requirement. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Primary Factors Used to Evaluate Our Financial Condition-Liquidity” on page 59.

Bogd Bank engages in investments and foreign exchange operations from Ulaanbaatar. As a part of our treasury activities, we also maintain proprietary trading portfolios in domestic debt and equity securities and in foreign currency assets. Our treasury manages our foreign currency exposures and the foreign exchange and risk hedging derivative products with the Mongolia Central Bank. Our investment and market risk policies are approved by the Board of Directors of Bogd Bank.

In general, we pursue a strategy of active management of our equity portfolio to maximize our return on investment. To reinforce compliance with the Financial Regulatory Commission of Mongolia’s insider trading regulations, all dealings in our equity and debt investments in listed companies are undertaken by our treasury’s equity and corporate bonds dealing desks, which are segregated from both the other groups and desks in the treasury and from our other business groups, and which do not have access to unpublished price sensitive information about these companies that may be available to us as a lender.

Insurance

We offer a wide range of third-party insurance products and services through variety of channels, ranging from traditional bank branches and call centers to our digital channels and platforms. As a requirement, any financings of real estate or other assets must be insured, of which we provide insurance brokerage services. We work in cooperation with major insurance companies in Mongolia.

The Bank provides insurance brokerage services as an ancillary service to its core banking operations. These services are primarily linked to the Bank’s lending activities, particularly loans secured by collateral. For all collateral-backed loans, the Bank facilitates insurance coverage in order to protect the value of the collateral, mitigate credit risk, and, where applicable, reduce risks related to the borrower’s life and health. As part of its insurance brokerage activities, the Bank intermediates insurance products offered by three general insurance companies, namely Manpal Insurance, Bodi Insurance, and Monre Insurance, as well as two long-term insurance companies, namely Mandal Life Insurance and National Life Insurance.

The insurance products brokered by the Bank include, among others:

●	Mortgage collateral insurance;

●	Real estate property insurance;

●	Movable property insurance;

●	Vehicle insurance;

●	Heavy-duty vehicle insurance;

●	Special-purpose machinery and equipment insurance;

●	Borrower accident and life insurance;

●	Mortgage borrower life insurance; and

●	Housing loan borrower life insurance.

Beginning August 1, 2025, borrower life and health insurance products are arranged only through long-term insurance companies. Accordingly, borrower life insurance products are brokered through Mandal Life Insurance and National Life Insurance. The Bank provides insurance brokerage services through its branch network and digital channels. Currently, insurance brokerage activities are carried out at 17 branches, and the Bank also provides insurance brokerage services digitally through the Bogd Mobile application. In order to ensure that insurance brokerage activities are performed by qualified personnel, the Bank enrolls its employees in insurance brokerage certification training every two months. As of the date of this prospectus, 34 employees are authorized to broker insurance products on behalf of the Bank.

When a customer applies for a relevant loan product, the Bank’s authorized employee provides general information regarding the applicable insurance requirement and assists the customer in arranging the insurance policy with the Bank’s partner insurance companies. The customer pays the insurance premium, and the Bank receives brokerage commission income from the relevant insurance company based on the agreed commission rate.

The Bank does not underwrite insurance risk and does not issue insurance policies. All insurance products are issued by licensed third-party insurance companies, and the Bank’s role is limited to acting as an intermediary. The Bank’s insurance brokerage services are integrated with its lending activities to the extent that insurance is required for collateral-backed loans. Such insurance supports the Bank’s credit risk management by protecting the value of collateral and safeguarding the interests of both the Bank and its customers in the event of insured risks.

The Bank’s insurance brokerage commission income (loss) was MNT 167.24 million in 2023, MNT 176.58 million in 2024, and (96.5) million in 2025. Although insurance brokerage services support the Bank’s lending activities and generate additional fee income, this business is not a material component of the Bank’s overall operations and remains ancillary to its core banking business.

Risk Management

As a financial intermediary, we are exposed to risks that are particular to our lending, transaction banking and trading businesses and the environment within which we operate. Our goal in risk management is to ensure that we understand, measure, monitor and manage the various risks that arise and that the organization adheres to the policies and processes, which are established to address these risks.

The key principles underlying our risk management framework are as follows:

●	The board of directors of Bogd Bank has oversight of all the risks assumed by Bogd Bank.

●	Specific committees of the board have been constituted to facilitate focused oversight of various risks.

●	Loan Committee: The responsibilities of the Loan Committee include review of developments in key industrial sectors, major credit portfolios and approval of credit proposals as per the authorization approved by the Board.

●	Audit Committee: The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include examining the financial statements and auditors’ report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements.

●	Risk Management Committee: The responsibilities of the Committee are to review the Bank’s risk management policies pertaining to credit, market, liquidity, operational, outsourcing, reputation risks, cybersecurity risks, business continuity plan and disaster recovery plan. The Committee is also responsible for setting limits on any industry or country; reviewing the Enterprise Risk Management framework, Risk Appetite framework, stress testing framework, discussing and approving all policies and procedures, Internal Capital Adequacy Assessment Process and framework for capital allocation; and reviewing of the status of compliance with the Basel framework, risk dashboard covering various risks, outsourcing activities and the activities of the Asset Liability Committee. The Committee also carries out cyber security risk assessment.

●	Policies approved from time to time by the board of directors form the governing framework for each type of risk. The business activities are undertaken within this policy framework.

●	Independent groups and sub-groups have been constituted across our organization to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independent of the business groups/sub-groups.

The risk management framework forms the basis for developing consistent risk principles across the Bank. The board of directors approves the Enterprise Risk Management and Risk Appetite Framework and thresholds/limits structure under which various business lines operate.

We are primarily exposed to credit risk, market risk, liquidity risk, operational risk, technology risk, compliance risk, cyber security risk and reputation risk. We have centralized groups, the Risk Management Division, the Legal Department and the Internal Audit Division, with a mandate to identify, assess and monitor all of our principal risks in accordance with well-defined policies and procedures. In addition, the Chief Auditor and Risk Management Division monitor operational adherence to regulations, policies, terms of limit approved and other internal approvals.

Credit Risk

Credit risk is the risk of loss that may occur from the failure of any party to abide by the terms and conditions of any contract, principally the failure to make required payments of amounts due to us. In its lending operations, the Bank is principally exposed to credit risk.

Credit risk is governed by the Credit and Recovery Policy (“Credit Policy”) approved by the board of directors. The Credit Policy outlines the type of products that can be offered, customer categories and the credit approval process, credit administration, credit limits and other relevant matters.

The Bank measures, monitors and manages credit risk at an individual borrower level and at the portfolio level for retail borrowers. The Bank has a structured and standardized credit approval process, which includes a well-established procedure of credit appraisal.

The Bank has established a risk appetite and limit structure, with respect to credit risk, and specifically concentration risk, which includes the following measures:

●	limits for group and borrower exposures based on rating and track record;

●	rating-based limits with respect to incremental asset origination in the corporate portfolio;

●	portfolio limit for buyout and securitization;

●	establishment of a separate Credit Registry and Reporting Department to enhance focus on monitoring of borrowers and to facilitate proactive action wherever required; and

●	enhanced monitoring of retail product portfolios through periodic reviews and vintage curve analysis.

The Loan Committee of the Board reviews the portfolio and large exposure groups. The Bank has a dedicated group, namely the Compliance Operational Risk Department, for overseeing and handling the fraud prevention, detection, investigation, monitoring and awareness activities.

Credit Approval Authorities

The board of directors/Loan Committee has delegated credit approval authority to various committees, forums and individual officers under the credit approval authorization policy. The credit approval authorization policy is based on the level of risk and the quantum of exposure, and is designed to ensure that transactions with higher exposure and higher levels of risk are sent to a correspondingly higher forum/committee for approval.

The Bank has established several levels of credit approval authorities for its corporate banking activities — the Loan Committee, the Management Committee, the Credit Control Department and the Credit Risk and Analysis Department. For certain exposures under programs, approval under a joint authorization framework has been established.

Retail credit facilities must comply with approved product policies. All products policies are approved by the Management Committee. The individual credit proposals are evaluated and approved by individual officers/forums on the basis of the product policies.

Credit Risk Assessment Methodology for Standalone Entities

All credit proposals other than retail products, program lending, score card-based lending to small and medium enterprises and agricultural businesses and certain other specified products are rated internally by the Credit Management Division, prior to approval by the appropriate forum.

The Credit Management Division rates proposals, carries out industry analysis (through a centralized industry team), tracks the quality of the credit portfolio with regular rating reviews and reports periodically to the Loan Committee and the Risk Management Committee. The Bank also has a Credit Registry and Reporting Department, which monitors individual accounts jointly with the business and Risk Management Division on a regular basis including stock statements, bank statements and stock audit reports. For non-retail exposures, the Assets and Liabilities Operations Group verifies adherence to the terms of the approval prior to the commitment and disbursement of credit facilities. The Bank also manages credit risk through various limit structures, which are in line with the BOM’s prudential guidelines. The Bank has set up various exposure limits, including the single borrower exposure limit, the group borrower exposure limit, the industry exposure limit, the unsecured exposure limit, and limits on exposure to sensitive sectors such as capital markets, non-banking finance companies and real estate. Based on rating and tracking of the borrower and group, limits on incremental exposures have also been put in place. Limits on countries and bank counterparties have also been stipulated.

The Bank has an established credit analysis procedure leading to appropriate identification of credit risk both at the individual borrower and the portfolio level. Appropriate appraisal and credit rating methodologies have been established for various types of products and businesses. The methodology involves assessment of quantitative and qualitative parameters. For example, for any large corporate borrower, the rating methodology entails a comprehensive evaluation of the industry, borrower’s business position in the industry (benchmarking), financial position and projections, quality of management, impact of projects being undertaken by the borrower and structure of the transaction. Business loans are also subject to environmental and social screening, and is given an ESGrisk rating of high, medium, and low. Potential clients with a high risk rating are usually given a checklist with suggestions to further address such risks and lower their risk profile.

After conducting an analysis of a specific borrower’s risk, the Credit Management Division assigns a credit rating to the borrower. A borrower’s credit rating is a vital input for the credit approval process. The borrower’s credit rating and the default pattern corresponding to that credit rating, form an important input in the risk-based pricing framework of the Bank. Every proposal for a financing facility is prepared by the relevant business unit and reviewed by the Credit Management Division before being submitted for approval to the appropriate approval authority other than retail products, program lending, score card-based lending to small and medium enterprises and agri-businesses and certain other specified products. The approval process for non-fund facilities is similar to that for fund-based facilities.

The appraisal process involves an in-depth study of the industry, financial, commercial, technical and managerial aspects of the borrower. An assessment of the financial requirements of the client is made in order to arrive at the amount of credit to be considered by the Bank. Each credit proposal is thereafter prepared in an appropriate appraisal format and placed before the approving authority as prescribed by the Board of Directors/Loan Committee from time to time.

The following sections detail the risk assessment process for various business segments:

Assessment of Project Finance Exposures

The Bank carries out evaluation of technical and financial viability of the project and the sponsor’s financial strength. This analysis helps the Bank identify, allocate and mitigate risks in project financing.

Assessment of Corporate Finance Exposures (Term loans/fixed maturity loans)

As part of the corporate loan approval procedures, the Bank carries out a detailed analysis of funding requirements, including normal capital expenses, long-term working capital requirements, and acquisition finance. The Bank’s funding of long-term requirements is assessed on the basis of detailed review of the underlying transaction and an analysis of cash flows.

Our analysis enables us to identify risks in these transactions. To mitigate risks, we use various credit enhancement techniques, such as collateralization, cash collateralization, creation of escrow accounts and debt service reserves. Rating review of these exposures is done based on asset quality review framework of the Bank. The Credit Registry and Reporting Department jointly monitors these exposures along with the business and Risk Management Division.

Corporate finance loans can be secured by fixed assets (which normally consists of property, plant and equipment), pledge of financial assets (such as marketable securities or at times non-marketable securities) and we may obtain contractual credit enhancements such as corporate guarantees or personal guarantees from the sponsors wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsors’ shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding.

With respect to financing of cross-border corporate mergers and acquisitions, we carry out detailed due diligence on the acquirer as well as the target’s business profile.

We emphasize environmental and social risk assessment for new project and corporate financing proposals subject to certain criteria. These proposals are reviewed under a social and environmental management framework that integrates analysis of the environmental and social risk assessment into the overall credit appraisal process. We are also in the process of incorporating environmental, social and governance and climate risk aspects as part of the credit evaluation process. Borrower level environmental, social and governance scores from external agencies are considered during the evaluation of a proposal. We have developed sector-specific environmental, social and governance checklists for borrower-level evaluation and a framework for assessment of climate-related physical and transition risk that a borrower could be exposed to in certain sectors. The Bank has also developed a Framework for Sustainable Financing, which provides guidance on eligibility criteria for Sustainable/Sustainability Linked Lending, guidance on assessment of facilities, monitoring & reporting of such facilities. As part of our Internal Capital Adequacy Assessment Process (“ICAAP”), we have carried out stress testing to address risks emanating from climate change on the critical infrastructure resources that support Bank’s operations. Further, the Bank considers stress testing for climate risk as part of scenario based stress testing under ICAAP. The same incorporates the impact of physical risk as well as transition risk on the borrowers.

Assessment of Working Capital Finance Exposures

We carry out a detailed analysis of borrowers’ working capital requirements. Once credit limits are approved, we may calculate the amounts that can be lent on the basis of review of monthly stock statements provided by the borrower and the margins stipulated. Credit limits are reviewed on a periodic basis.

Working capital facilities are generally secured by mainly fixed assets, and additionally inventories, receivables and other current assets. Additionally, in certain cases, we obtain contractual credit enhancements such as personal guarantees or corporate guarantees from sponsors, or subordinated security interests in the tangible assets of the borrower including plant and machinery.

Assessment of Retail Loans

The origination and approval of retail credit exposures are segregated to ensure independence.

The Risk Management Division is responsible for preparing credit policies and operating policies. The Credit Management Division oversees the credit risk issues for retail assets including the review of all credit policies and operating policies proposed for approval by the Board or forums authorized by the Board. These groups are involved in portfolio monitoring of all retail assets and in suggesting and implementing policy changes. The Business Development Division is responsible for devising customer-segment specific strategies, portfolio tracking and monitoring, analytics, score card development and database management. The credit team is independent from the business unit and is organized geographically to support the retail sales and service structure.

The Bank’s credit officers evaluate credit proposals on the basis of operating policies approved by the Risk Management Committee. The criteria vary across product segments but typically include factors such as the borrower’s income, leverage, the loan-to-value ratio and demographic parameters. External agencies such as field investigation agencies facilitate a comprehensive due diligence process including visits to offices and homes of borrowers whenever required by the applicable policy. The Bank also draws upon a centralized database on delinquent loans and reports from the credit bureaus to review the borrower’s profile. Except for personal loans and credit cards, the Bank generally requires a contribution from the borrower and its loans are secured by the asset financed. For mortgage loans and used vehicle loans, a valuation agency or an in-house technical team carries out the valuations. For certain products, the Bank has implemented a credit-scoring, which forms one of the criteria for loan evaluation.

As part of digital credit lending, the Bank offers retail asset products to bank customers through digital channels. As part of its strategy, the Bank uses multiple credit filters to segment customers and to mitigate risk. The portfolio build-up strategy is based on utilizing the pre-approved customer database for origination of key retail asset products wherein major incremental origination is from existing liability customer relationships.

The Bank undertakes portfolio buyouts of various retail assets products. The portfolio is selected by applying selection filters like tenure, size, loan to value ratio and location, and meeting regulatory requirements with regard to minimum holding period and minimum retention requirement by the seller. The buyouts are in the form of direct assignment or by way of investment in pass through certificates.

The Bank has established centralized operations to manage operational risk in the back-office processes of its retail assets business and also has decentralized operations to improve turnaround time for customers. A separate team under the Credit Division undertakes review and audits of credit quality and processes across different products. The Bank has a debt services management group independent of business group to manage debt recovery. The group operates under the guidelines of a standardized recovery process.

Assessment Procedures for Small and Medium Enterprises Loans

The Bank finances small enterprises, which include individual entities and financing dealers and vendors of companies. Small enterprise credit also includes financing extended directly to small enterprises as well as lending based on parameterized product-based credit facilities, which involves a cluster-based approach wherein a lending program is implemented for a homogenous group of individuals/business entities, which comply with certain laid-down parameterized norms. Further, programs can also be made for diverse group of individuals/business entities/industries having common target market norms and go-no-go parameters as approved by the Management Committee. The risk assessment of such a cluster involves the identification of appropriate credit norms for the target market, the use of scoring models for enterprises that satisfy these norms and a comprehensive appraisal of those enterprises, which are awarded a minimum required score in the scoring model.

The Bank has various programs for lending to business banking customers, based on various financial and non-financial parameters and target market norms. The program criteria are approved by the Management Committee and individual credit proposals are assessed by the credit team based on these approved criteria. Exposure of up to MNT 5 million can be sanctioned in the digital platform provided they meet the credit and collateral norms prescribed by the program.

For larger loans (maximum up to 20% of the bank’s equity per each party), an in-house developed statistical scoring model is being used to assess a majority of cases in the small and medium enterprise and mid-corporate segment. The underwriting process integrates various digital tools like bank statement analyzer, automatic fetching of bureau reports and enhanced business rule engine to generate probability of default scores for score-based analysis. A detailed appraisal is performed based on the financial as well as non-financial parameters to assess the creditworthiness of the enterprise in all the cases. Loans up to MNT 100 million can be authorized at the branch level, up to MNT 300 million at the sub credit committee, and loan above MNT 300 million at the credit committee. Any loans or total exposure above MNT 8 billion must be authorized at Board level.

The Bank also finances dealers and vendors linked to large and medium entities by implementing structures to enhance the base credit quality of the vendor or dealer. The process involves an analysis of the base credit quality of the vendor or dealer and an analysis of the linkages that exist between the vendor or dealer and the company. The approval of limits to dealers and vendors takes place manually as well as digitally.

The risk management policy also includes setting up of portfolio control norms, continuous monitoring renewal norms as well as stringent review and exit triggers to be followed while financing such clusters or communities.

Assessment Procedures for Rural and Agricultural Loans

The rural and agricultural portfolio consists of loans to individuals and non-individuals engaged in agriculture and related activities. These loans are extended to meet crop production and maintenance, consumption, asset purchase and income generating requirements of borrowers.

The sales and credit decision-making functions are segregated. The Risk Management Division is responsible for preparing credit policies/operating policies. The Credit Management Division oversees the credit risk and portfolio monitoring related issues along with the review of credit/operating policies and changes thereto pertaining to retail agricultural assets for approval by competent authorities. The credit team oversees the underwriting function and is organized geographically in line with the rural sales and service structure.

For loans against pledge of agricultural commodities, the credit norms focus on the quality, quantity and price volatility of the underlying commodity. A dedicated group evaluates, directly or through the agencies appointed by it at the time of funding and undertakes periodic post disbursements checks. Norms with respect to price monitoring and loan-to-value ratio have been established.

Risk Monitoring and Portfolio Review

We monitor credit facilities through a risk-based asset review framework under which the frequency of asset review is higher for cases with higher exposure balances and/or lower credit ratings. For corporate, business banking, the Loan Analysis Department verifies adherence to the terms of the credit approval prior to disbursement/limit set up.

The Credit Registry and Reporting Department jointly with the business and Risk Management Division monitors corporate and business banking borrower accounts to identify triggers on the basis of account conduct and behavior. These triggers are highlighted to risk and business teams and are included in the appraisal and portfolio review process, which helps to take timely action on the exposures.

An analysis of our portfolio composition based on internal ratings is carried out and submitted to the Risk Management Committee of the Board on a quarterly basis as part of the risk dashboard. This facilitates the identification and analysis of trends in the portfolio credit risk.

The Loan Committee of the Bank, apart from approving proposals, regularly reviews the credit quality of the portfolio and various sub-portfolios. A summary of the reviews carried out by the Loan Committee is submitted to the Board for its information.

The Bank’s Enterprise Risk Management framework defines benchmark vintage curves as delinquency triggers for key retail products. Actual delinquencies for these products are monitored against these benchmark vintage curves, to enable analysis and directed collection strategies as well as review of origination norms, where required. As part of the Enterprise Risk Management framework, a threshold on incremental origination for customers with low credit score has also been stipulated for retail portfolio.

Market Risk

Market risk is the possibility of loss arising from changes in the value of a financial instrument as a result of changes in market variables such as interest rates, exchange rates, credit spreads and other asset prices. Our exposure to market risk is a function of our trading and asset-liability management activities and our role as a financial intermediary in customer-related transactions. These risks are mitigated by the limits stipulated in the Investment Policy (which includes the Derivatives Policy) and Asset Liability Management Policy, which are approved and reviewed by the Board of Directors.

Market Risk Management Procedures

The Asset Liability Management Policy stipulates liquidity and interest rate risk limits at an aggregate level and the Asset Liability Committee reviews adherence to limits and determines the strategy in light of the current and expected environment. The Investment Policy addresses issues related to investments in various treasury products and includes the Derivatives Policy which is formulated in line with the comprehensive guidelines issued by BOM on derivatives for banks. The policies are designed to ensure that operations in the securities and foreign exchange and derivatives areas are conducted in accordance with sound and acceptable business practices and current regulatory guidelines, laws governing transactions in financial securities and the financial environment. The policies contain the limit structures that govern transactions in financial instruments. The Board has authorized the Asset Liability Committee and Management Committee to grant certain approvals related to treasury activities, within the broad parameters laid down by policies approved by the Board.

The Asset Liability Committee, comprising the Chief Executive Officer, fulltime directors and senior executives, meets periodically and reviews the positions of trading groups, interest rate and liquidity gap positions, sets deposit and benchmark lending rates, reviews the pricing methodologies for various categories of advances, reviews the valuation methodologies for various treasury products, the business profile and its impact on asset liability management and determines the asset liability management strategy, as deemed fit, taking into consideration the current and expected business environment. The Asset Liability Management Policy provides guidelines to manage liquidity risk and interest rate risk in the banking book.

The Market Risk Management Department is responsible for the identification, assessment and measurement of market risk. Risk limits including position limits and stop loss limits are reported on a daily basis by the Credit Control Department and reviewed periodically. Foreign exchange risk is monitored through the net overnight open foreign exchange limit. Interest rate risk in the banking book is measured through the use of re-pricing gap/duration analysis. Interest rate risk is further monitored through interest rate risk limits approved by the Board of Directors.

Interest Rate Risk

Our core business is deposit taking, borrowing and lending in both Mongolian Tugrik and foreign currencies as permitted by the BOM. These activities expose us to interest rate risk.

Our balance sheet consists of Mongolian Tugrik and foreign currency assets and liabilities, with a predominantly higher proportion of Tugrik-denominated assets and liabilities. Thus, movements in Mongolian interest rates are our main source of interest rate risk.

Interest rate risk is measured through earnings at risk from an earnings perspective and through duration of equity from an economic value perspective. Further, exposure to fluctuations in interest rates is also measured by way of gap analysis, providing a static view of the maturity and re-pricing characteristics of balance sheet positions. We monitor interest rate risk through the above measures on a fortnightly basis. The duration gap analysis and interest rate sensitivity gap statements for standalone Bank are submitted to the BOM on a monthly basis. We also monitor sensitivities of our interest rate options portfolio.

The Bank’s primary source of funding is deposits and, to a smaller extent, borrowings. In the Tugrik market, most of our deposit taking is at fixed rates of interest. We accept deposits for fixed periods, except for savings account deposits and current account deposits, which do not have any specified maturity and can be withdrawn on demand. Current account deposits in the domestic operations are non-interest bearing. Our borrowings are usually for a fixed period, with certain borrowings qualifying as capital instruments having European call options attached to them, exercisable by us only on specified dates, subject to regulatory approvals. On the asset side, we have a mix of floating and fixed interest rate assets. Our term loans are generally repaid gradually, with principal repayments being made over the life of the loan.

Pursuant to regulatory reserve requirements, we maintain a large part of our assets in government of Mongolia securities and in interest-free balances with the BOM, which are funded mainly by deposits and borrowings. This exposes us to the risk of differential movement in the yield earned on statutory reserves and the related funding cost.

Equity Risk

We assume limited equity risk for strategic reasons as part of our investment book. At year-end fiscal 2025, we had a total equity investment portfolio (excluding investment in affiliates) of MNT 1.44 billion.

The risk in the equity portfolio of the proprietary trading group, which manages the equity trading book of the Bank, is controlled through position limits, value-at-risk approach and stop loss limits, as stipulated in the Investment Policy. The portfolio includes investments in listed equities, equity mutual funds and infrastructure and real estate investment trusts, as well as application money paid for new offerings of such investments. Value-at-risk measures the statistical risk of loss from a trading position, given a specified confidence level and a defined time horizon, see “— Selected Financial and Statistical Information”.

Credit Spread Risk

Credit spread risk arises out of investments in fixed income securities. Hence, volatility in the level of credit spreads would impact the value of these portfolios held by the Bank. We closely monitor our portfolio and risk is monitored by setting investment limits, rating-wise limits, single issuer limit, maturity limits and stipulating daily and cumulative stop-loss limits.

Liquidity Risk

The Bank manages liquidity risk in accordance with our Asset Liability Management Policy. This policy is based on applicable regulatory guidelines and is approved by the Board of Directors. The Asset Liability Committee of the Bank formulates and reviews strategies and provides guidance for management of liquidity risk within the framework laid out in the Asset Liability Management Policy. The Risk Management Committee of the Board has oversight of the Asset Liability Committee.

The Bank uses various tools for the measurement of liquidity risk including the statement of structural liquidity, dynamic liquidity cash flow statements, liquidity ratios and stress testing through scenario analysis. The statement of structural liquidity is used as a standard tool for measuring and managing net funding requirements and the assessment of a surplus or shortfall of funds in various maturity buckets in the future. The utilization against gap limits established for each bucket is reviewed by the Bank’s Asset Liability Committee.

We also periodically present to the Asset Liability Committee the dynamic liquidity cash flow statements, which in addition to scheduled cash flows, considers the liquidity requirements pertaining to incremental business and the funding thereof. As a part of the stock and flow approach, we monitor various liquidity ratios, and limits as laid down for these ratios in the Asset Liability Management Policy.

We have a Board approved liquidity stress-testing framework, under which we estimate the Bank’s liquidity position under a range of stress scenarios, and consider possible measures we could take to mitigate the outflows under each scenario. For the year ended December 31, 2025, the results of each of the stress scenarios were within the Board-approved limits.

The Risk Management Committee of the Board has approved a liquidity contingency plan, which lays down a framework for ongoing monitoring of potential liquidity contingencies and an action plan to meet such contingencies. The liquidity contingency plan lays down several liquidity indicators, which are monitored on a pre-defined (daily or weekly) basis and also defines the protocol and responsibilities of various teams in the event of a liquidity contingency.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk includes legal risk but excludes strategic and reputational risks. Legal risk includes, but is not limited to, exposure to fines, penalties or punitive damages resulting from supervisory actions, as well as private settlements.

The management of operational risk is governed by the Operational Risk Management Policy approved by the Board of Directors. The Policy is applicable across the Bank including overseas branches, ensuring a clear accountability and responsibility for management and mitigation of operational risk, developing a common understanding of operational risk and assisting the business and operation groups to improve internal controls. The Board has constituted an Operational Risk Management Committee for reviewing risks associated with the various business activities of the Bank. The Operational Risk Management Committee reviews the risk profile of various key functions, the tools used for management of operational risk and implementation of the operational risk management policies as approved by the Board. The Board has also approved a framework for approval of products and processes, which requires the products and processes pertaining to products/product variants to be assessed from an operational risk perspective.

The key elements in the operational risk management process in the Bank are risk identification and assessment, risk measurement, risk monitoring and risk mitigation.

The Bank seeks to mitigate operational risk by maintaining a comprehensive system of internal controls, establishing systems and procedures to monitor transactions, maintaining key back-up procedures and undertaking regular contingency planning.

Considering the increasing importance of operational risk, we are strengthening our operational risk framework through identification of material processes, institutionalizing the process of in-depth analysis of operational risk incidents and creating a feedback loop of learnings to improve the processes.

Operational controls and procedures at the Bank are summarized below.

Operational Controls and Procedures in Retail Banking

The Bank has well-defined products, sales, credit and operations structures for customer sales, evaluation, servicing and monitoring. The Bank offers retail and transaction banking products to customers through various channels such as branches, phone banking, digital/online, business correspondents, and empaneled service providers. Banking transactions relating to customer accounts are processed based on built-in system checks and authorization procedures and transactions are also subjected to enhanced due-diligence based on certain criteria. The Bank has designated centralized and regional processing centers located at various cities across the country as well as contact centers in multiple cities for extending banking services to customers through phone banking.

Operational Controls and Procedures for Wholesale and Transaction Banking

The credit risk of the wholesale banking business is independently evaluated by the Credit Management Division. The legal group reviews, the security structure and documentation aspects and the operations group conducts verification and scrutiny of the loan documents vis-à-vis terms of limit approved, monitoring important covenants of the terms of limit approved, monitoring creation of the security interest and other important aspects for the facility extended by the Bank.

Operational Controls and Procedures in Treasury

The Bank has internal controls with respect to its treasury operations, which include the segregation of duties between the treasury front-office and treasury and securities services groups, certain control procedures, monitoring procedures through detailed reporting statements, and a well-defined code of conduct for dealers. The Bank has also set up limits in respect of treasury operations including deal size limits and product limits. In order to mitigate the potential risk of mis-selling, a customer suitability and appropriateness policy has been implemented. Similarly, in order to mitigate potential contractual risks over-the-counter deal execution-related conversations are recorded. Some of the control measures include independence of deal validation, deal confirmation, documentation, limits monitoring, treasury accounting, settlement, reconciliation and regulatory compliance. Further, there is monitoring for unconfirmed, unsettled deals if any, delay in settlement or confirmation, and other potential issues.

Operational Controls and Procedures for Information Technology

The Bank has a governance framework for information technology and security with oversight by the Risk Management Committee. The security strategy at the Bank is based on the principle of defense in depth and the information technology risk framework of the Bank enunciates three lines of defense with clearly defined roles and responsibilities. The Bank has dedicated units responsible for information security, information technology risk management and financial crime prevention, which are independent of the business units. In striving to provide high availability and continuity of services to its customers, including high availability of customer facing information technology systems, the Bank has a Business Continuity Management and Disaster Recovery Policy for timely recovery of its information technology systems in the event of any disaster or contingency.

To monitor its systems, the Bank has an information technology Command Center (which includes Network Operation Center). This is supported by the resilience in the design and redundancy at every layer in the Bank’s information technology infrastructure (servers, storage and network). The Bank has processes for change management, identity management, access management and security operations, and these processes are periodically reviewed and refined to keep them abreast of emerging risks and to implement commensurate controls to mitigate such risks. The Bank has a fully equipped disaster recovery setup in place at remote location(s), which is subject to periodic disaster recovery drills. Further, stringent gating controls are followed when introducing new applications.

The Bank continuously reviews and takes measures to enhance its information technology resilience in terms of application architecture, network and infrastructure.

Information Technology Risk

Information Technology risk refers to potential negative outcomes that may arise from the use of information technology systems and processes. Information technology risk includes the risk of business disruption and the risk of data breach.

The management of information technology risk is governed by the information technology risk management policy which is an annexure to the Board approved operational risk management policy. The information technology risk management policy is applicable across the Bank, ensuring a clear accountability and responsibility for the management and mitigation of information technology risk, developing a common understanding of the key information technology processes and facilitating the information technology group to improve internal controls in information technology operations.

The key elements in the information technology risk management process are developing policies and frameworks in various areas of information technology operations for risk identification and assessment, risk measurement, risk monitoring and risk mitigation.

Anti-Money Laundering Controls

The Bank has implemented Know Your Customer/Anti-Money Laundering/Combating of Financing of Terrorism controls in accordance with the provisions under the Law on Combating Money Laundering and Terrorism Financing, 2013 (“LCMLTF”), rules promulgated thereunder and directions issued by the regulators from time to time.

Implementation of these controls includes the formulation of a Group Anti-Money Laundering Policy which establishes the standards of Anti-Money Laundering/Combating of Financing of Terrorism compliance and is applicable to all activities of the Bank including its Strategic Business Units in Mongolia; oversight by the Compliance Operational Risk Department on the implementation of the Anti-Money Laundering framework; appointment of a fulltime director to ensure overall compliance with the obligation under LCMLTF, appointment of a senior level officer as the Principal Officer who has the day-to-day responsibility for implementation of the Anti-Money Laundering framework; implementation of adequate Know Your Customer procedures, screening of names of customers with negative lists issued by the regulators and customer risk categorization for classifying the customers as high, medium and low risk; risk-based transaction monitoring and regulatory reporting procedures through automated applications; implementing appropriate mechanisms to train employees’ and create customer awareness on this subject. With an objective to identify, assess and understand the money laundering and terrorist financing risks faced and adopt effective risk mitigation measures following the risk based approach, the Bank has formulated a Money Laundering/Terrorists Financing Risk Assessment Framework.

Cyber Security

Risk Management and Strategy

The Bank has taken a comprehensive approach to cyber security and implemented policies, standards, and guidelines in designing its overall risk management systems and processes to address security against cyber threats. The triad of confidentiality, integrity and availability is at the center of our comprehensive information security framework, which covers all material aspects of prevention, detection and response to cyber security incidents and threats. Keeping customer priorities in mind, the Bank follows a defense-in-depth approach in implementing the cyber security solutions. The Bank also emphasizes customer protection by implementing adaptive authentication and awareness initiatives. The Bank has been enabling customers to easily configure control parameters related to their bank cards such as limits, international access, and other parameters on a self-service and real-time basis from the Bank’s internet and mobile platforms. This enables customers to protect their cards from misuse. The Bank has devised multiple key risk indicators and dashboards to review system stability, continuity and availability and network uptime of the critical customer impacting systems. The Bank also has a comprehensive Security Awareness Program to enhance the level of cyber security awareness among our customers and employees. The Bank regularly hosts campaigns to enhance awareness among customers on cyber security when banking through digital channels.

The Bank has formulated robust security standards, processes, and protocols which it proactively reviews and enhances against the backdrop of any new change in the cyber security landscape. The Bank has adopted a comprehensive, structured, and robust information security policy, cyber security policy, and cyber crisis management plan to ensure adequate security of its data assets on a continuous basis in compliance with regulatory guidelines and other statutory guidelines as applicable. These policies have been designed using several standards and regulations as a reference, including the Mongolian government’s National Cyber Security Strategy. The Bank’s information security and cyber security policies are reviewed and approved annually by its board.

The Bank has a 24x7 security operation center for the monitoring and surveillance of information technology systems., and it has deployed a data leakage/loss prevention system with data protection mechanisms for sensitive data exposure from the Bank’s endpoints, emails, and web gateways. The Bank periodically conducts cyber maturity assessments with assistance from external experts to comprehensively assess the Bank’s cyber security posture and further enhancement.

In view of rapid digitization and growing cyber threats, it is critical to respond quickly and effectively when security incidents occur. For incident response, the Bank has a dedicated cyber security incident response team that follows our incident response plan to respond to security incidents. The incident response process covers preparation, prevention, detection and escalation, containment, investigation, eradication, recovery, and post-incident analysis.

The Bank conducts and participates in several cyber security attack simulation drills such as spear phishing drills on employees, Distributed Denial of Service attack drills for Internet Service Providers and, social engineering-based attacks on data center staff to gain physical access. Business continuity and recovery drills are periodically conducted to assess the Bank’s ability and readiness to combat disasters, to ensure continuity of critical business processes at an acceptable level and limit the impact of the disaster on people, processes, and infrastructure. The Bank also conducts periodic tabletop exercises to assess its preparedness in case of a cyber incident, coordination and communication with stakeholders.

During fiscal year 2025, the Bank did not identify any cyber security threats or incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.

Governance

The Bank has an information and cyber security governance framework specifying the leadership, organizational structure, and processes to manage cyber security threats. The Bank’s cyber security governance encompasses management oversight at various levels with the ultimate responsibility assumed by its Board of Directors. The Management Committee of the board is responsible for ensuring that management has processes in place designed to identify and evaluate cyber security risks to which the Bank is exposed to and implement processes and programs to manage cyber security risks and mitigate cyber security incidents. The Bank has established a dedicated information security group team under the chief information security officer, which is responsible for the Bank’s daily cyber/information risk management, including managing dedicated cyber security teams in specialized areas such as the cyber security incident response team. Vice President of Information Technology and leadership of the information security group team provides quarterly updates to the Management Committee on the various key risk indicators associated with cyber security threats, cyber security programs and incidents summary. The Bank’s Vice President of Information Technology has more than 20 years of experience in the technology domain of the banking industry and has worked across technology domains of treasury, retail banking, finance, securities markets, internet and mobile platforms, call center as well as branch operations, and technology back-office operations. The Vice President of Information Technology has managed the technology governance & compliance function involving close interactions with the regulators. Furthermore, the Bank believes that members of its information security group team possess appropriate cyber security experience and skills necessary to perform their responsibilities. The information security group team is further provided, with periodic security trainings, workshops, and seminars to enhance the knowledge and ensure upskilling.

Audit

The Internal Audit Group, governed by a Group Audit Charter and Internal Audit Policy approved by the Board of Directors, provides independent, objective assurance on the effectiveness of internal controls, risk management and corporate governance and suggests improvements. It helps us accomplish our objectives by evaluating and improving the effectiveness of risk management, internal controls and governance processes, through a systematic and disciplined approach. The Internal Audit Group acts as an independent entity and reports to the Audit Committee of the Board.

The Internal Audit Group maintains staff with sufficient knowledge, skills, experience and professional certifications. It deploys audit resources with expertise in audit execution and adequate understanding of business activities. An assessment of the quality of assurance provided by the Internal Audit Group is conducted through an independent external firm once every three years.

The Internal Audit Group has adopted a risk based audit methodology in accordance with the BOM guidelines. The risk based audit methodology is outlined in the Internal Audit Policy. An annual risk based audit plan is drawn up based on the risk-based audit methodology and is approved by the Audit Committee of the Board. Accordingly, the Internal Audit Group undertakes a comprehensive audit of all branches, business groups and other functions in accordance with the risk based audit plan. Resources required for implementing the risk based audit plan are also approved by the Audit Committee.

The Internal Audit Group also has a dedicated team responsible for information technology and information security (including cyber security) audits. The annual audit plan covers various components of information technology including applications, infrastructure, information technology governance/risk management and information technology general controls. Cyber security is a key focus area for audit, and activities undertaken by the information security function are also subjected to audit.

The BOM requires banks to have a process of concurrent audits of risk sensitive areas identified as per specific business models. Centralized Processing Centers are required to be under purview of concurrent audit. The coverage of branches/business areas under purview of concurrent audit and scope of work to be entrusted to concurrent auditors are required to be approved by the Audit Committee. In adherence with the requirements, the Internal Audit Group has put in place a systematic and structured approach for concurrent audit covering a review of high risk financial transactions originated by domestic retail liability branches, throughout Mongolia. Additionally, domestic retail liability branches having high volume of high risk financial transactions are under purview of separate concurrent audit. Various other areas including treasury related functions and trade finance transactions are also under purview of concurrent audit. Concurrent audits are also carried out at centralized and regional processing centers and at centralized operations units with a focus on areas that are identified as needing transaction testing and also to test the existence of and adherence to internal controls. Some of the head office functions are also under purview of continuous audit. The details of the concurrent audit coverage are outlined in the annual risk based audit plan, approved by the Audit Committee.

Legal and Regulatory Risk

From time to time we are involved in various litigations and are subject to a wide variety of banking and financial services laws and regulations in Mongolia and are also subject to a large number of Mongolian regulatory and enforcement authorities. Any uncertainty as to the enforceability of the obligations of our customers and counter-parties, including the enforcement of collateral, creates legal risk.

Changes in laws and regulations could adversely affect us. Legal risk is higher in new areas of business where the law is often untested by the courts. We seek to minimize legal risk by our Legal Group providing/reviewing legal documentation and advising on legal risks for our transactions, products and services.

Loan Portfolio

Our gross loan portfolio increased by MNT 68.97 billion or 11.80% from MNT 582.80 billion at year-end fiscal 2024 to MNT 651.77 billion at year-end fiscal 2025. At year-end fiscal 2025, 99.99% of our gross loans were Tugrik loans.

Collateral — Completion, Perfection and Enforcement

Our loan portfolio largely consists of corporate finance and working capital loans to corporate borrowers, loans to retail customers, including home loans, automobile loans, commercial business loans, personal loans and credit card receivables and agricultural financing. Our unsecured loans primarily include personal loans, credit card receivables. All loans requiring collateral are collateralized before disbursement.

Secured consumer loan portfolio

Secured consumer loans for the purchase of assets, such as mortgage loans and automobile loans are secured by the assets being financed (predominantly property and vehicles).

Depending on the type of borrower and the asset being financed, the borrower may also be required to contribute towards the cost of the asset. Accordingly, the security value is generally higher than the loan amount at the date of loan origination.

For other secured consumer loans, such as loans against property and property overdrafts, we generally require collateral of 140% of the loan amount at origination (LTV of 70%).

Commercial loans

The Bank generally requires collateral at origination for commercial loans. We may also extend unsecured facilities in certain circumstances. Such circumstances may include working capital limits outside consortium, short term requirements of the borrower, regulatory norms/restrictions on taking security and facilities where adequate structural comforts are available to mitigate the envisaged credit risks and retail loans such as credit cards and personal loans.. The collateral for project and other corporate loans are usually immovable assets which are typically mortgaged in the Bank’s favor, or movable assets, which are typically hypothecated or pledged in the Bank’s favor, except for projects such as road/airport and other concession based projects. These security interests must be perfected by the registration of these interests within time limits stipulated under Mongolian law. Security interests upon immovable property are generally required to be registered under the Mongolian Land Law, 1994 as amended. This registration amounts to a constructive public notice of the security interests. We may also take security of a pledge of financial assets like marketable securities, and obtain corporate guarantees and personal guarantees and sponsors wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsor shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding. Covenants involving equity shares generally have a top-up mechanism based on price triggers.

The Bank generally requires collateral value at 140% (LTV of 70%) of the outstanding loan amounts for loans to real estate companies and lease rental discounting facilities. Our lease rental discounting facility is a loan facility offered to borrowers where the loans are granted against confirmed future lease rental payments to be received by the borrowers. Further, the Bank has also established limits for unsecured exposures which restrict the exposure to unsecured facilities.

For working capital facilities, the fixed assets of borrowers are generally taken as collateral. Each borrower is required to declare the value of fixed assets periodically. The borrower’s credit limit is subject to an internally approved ceiling that applies to all borrowers.

Additionally, in some cases, we may take further security on current assets, a pledge of financial assets like marketable securities, or obtain corporate guarantees and personal guarantees of sponsors wherever appropriate.. The Bank has an internal framework for updating the collateral values of commercial loans on a periodic basis. In the case of lending under consortium banking arrangement, a valuation report is obtained as per the timelines stipulated by the lead bank. The Bank is generally entitled, by the terms of security documents, to enforce security and appropriate the proceeds towards the borrower’s loan obligations without reference to the courts or tribunals unless a client makes a reference to such courts or tribunals to challenge such enforcement. As per the credit policy of the Bank, we comply with the extant regulatory guidelines with respect to collateral valuation in the case of default accounts.

In case of consumer installment loans, we obtain direct debit mandates or post-dated checks towards repayment on pre-specified dates. Post-dated checks, if dishonored, may entitle us on occurrence of certain events to initiate quasi-criminal proceedings against the issuer of the checks. We are also adopting online dispute resolution mechanism (entailing mediation, conciliation or arbitration or combination thereof administered by an independent institution) for speedy resolution of claims and disputes of certain retail assets and services as an alternative to approaching courts or tribunals. Such online dispute resolution mechanism and its continuing usage will be subject to changes in law or court decisions.

We recognize that our ability to realize the full value of the collateral in respect of current assets is affected adversely by, among other things, delays on our part in taking immediate action, delays in bankruptcy proceedings, defects in the perfection of collateral (including due to inability to obtain approvals that may be required from various persons, agencies or authorities) and fraudulent transfers by borrowers and other factors, including current legislative provisions or changes thereto and past or future judicial pronouncements. The value and time to dispose the collateral could also be impacted by policy decisions. In addition, the Bank generally has a right of set-off for amounts due to us on these facilities. The Bank generally requires its working capital loan customers to submit data on their working capital position on a regular basis, so that we can take any actions required before the loan becomes impaired. On a case-by-case basis, we may also stop or limit the borrower from drawing further credit from its facility.

Loan Pricing

In light of the recent and past depreciation of the Tugrik against the U.S. dollar, the BOM has taken measures, including the implementation of a flexible exchange rate regime that limited intervention and facilitated the opportunistic building of reserves. The Monetary Policy Committee cut the policy rate from 11.0% at the beginning of 2020 to 6.0% in November 2020 in response to the COVID-19 pandemic, and the rate remained at 6.0% until the beginning of 2022. However, to curb rising inflation and address other economic and financial risks, the policy rate was raised to 13.0% in December 2022, and has been lowered to 12.0% through the Monetary Policy Committee’s most recent meeting in March 2024. Currently, Bogd Bank links its external benchmark linked floating rate loans to the BOM policy rate.

Technology

Technology organization

Dedicated technology teams are responsible for the implementation and support of technology platforms and solutions used across various business functions. There are specific technology verticals which are focused towards specialized technology functions such as core, data and intelligence, customer engagement, employee engagement and federation. The technology infrastructure team is responsible for facilitating the technology infrastructure across data centers, networks and cloud infrastructure. The E Bank Department is a team which is responsible for the product technology strategy of the Bank including implementation of enterprise architecture. Our startup engagement and investment team seeks to leverage innovation in the startup and technology ecosystem.

We have a dedicated data science and analytics team that works across business areas on projects relating to business analytics, decision strategies, forecasting models, machine learning, rule engines and performance monitoring. We maintain a comprehensive enterprise wide data warehouse and employ statistical and modelling tools for leading-edge analytics.

Digital platforms and journeys for customers

We have developed in-house our mobile banking applications for both iOS and Android devices, designed with user-friendly interfaces and high-level security features. Our retail banking app enables customers to:

●	View account balances and transaction history

●	Transfer funds domestically and internationally

●	Pay bills and loan installments

●	Manage cards (activate or block their cards)

We also have a dedicated corporate banking platform called the Corporate Gateway that allows business clients to manage payroll, authorize large-value transactions, and access tailored financial dashboards.

Additional digital capabilities and platforms:

●	Core Banking System: We utilize a robust, modular core banking platform that supports 24/7 real-time transaction processing supported by a local Mongolian IT company, which also supplies their core banking system to large local banks as well.

●	Data Hosting: Critical infrastructure is hosted through an on premise data center. We also have backup servers situated in a nearby city 200 kilometers away, as well as another backup server on a government backed data center, ensuring redundancy and disaster recovery capabilities as required by the Mongolia Central Bank.

●	Cybersecurity: Multi-layered cybersecurity protocols are in place, including encryption, firewalls, intrusion detection systems, and regular penetration testing.

●	Analytics and AI: We have developed our own in-house data analytics tools that are used for credit scoring, ensuring our clients are of good financial standing, as well as to protect our clients from over indebtedness. We are currently exploring the integration of AI-driven customer service bots and personalized financial advisory features.

Digital payments and partnerships

We have continued to strengthen our efforts in creating a seamless digital journey with user-friendly experiences. Partnerships with technology companies and platforms with large customer bases and operational excellence offer unique opportunities for growth and enhancing service delivery and customer experience.

Competition

We face competition in all our principal areas of business from Mongolian banks, housing finance companies, non-banking financial companies, new differentiated banks in the private sector such as payments banks and small finance banks, non-bank entities offering retail payments and other services, mutual funds and investment banks. We seek to gain competitive advantage over our competitors by offering innovative products and services, using technology, building customer relationships and developing a team of highly motivated and skilled employees. We evaluate our competitive position separately in respect of our products and services for retail and corporate customers.

As of the date of this prospectus, a few foreign banks maintain representative offices in Mongolia, such as the Bank of China and ICBC, but they only provide limited services and do not provide full banking services. Based on our understanding, this is likely in part due to regulatory restrictions imposed by the BOM.

Commercial banks in Mongolia meet the short-term financial needs, or working capital requirements, of industry, trade and agriculture, provide long-term financing to sectors like infrastructure and provide retail loan products and deposit services. At December 31, 2025, there were approximately 12 commercial banks in the country.

Commercial Banking Products and Services for Retail Customers

In the retail markets, competition has traditionally been from Mongolian commercial banks, non-banking financial companies and housing finance companies.

Non-financial companies, particularly international technology companies including large e-commerce players and internet-based service providers, are increasing their presence in the financial sector and are offering payment platforms and select services. We are currently partnering with some of these entities to jointly offer payment and credit products and services. Some or all of these entities, which have substantially more resources than us and other Mongolian banks, may eventually seek a larger share of the banking and financial services market in Mongolia. Bogd Bank is also undertaking various initiatives in developing a strong technology architecture such as a focus on platforms and digitization, continuous investments in innovations and security features to be able to respond to the needs of customers with agility.

We seek to compete in the retail market through a comprehensive product portfolio and effective distribution channels, which include digital channels, branches and partnerships. We seek to build a localised understanding of market requirements through analytics and develop an efficient distribution and resource allocation strategy. We offer a comprehensive suite of products and services to customers. These include savings, investment, credit and protection products based on customer needs, along with convenient payment and transaction banking services. We continuously strive to adopt a ‘Fair to Customer, Fair to Bank’ approach across all our businesses.

Commercial Banking Products and Services for Agricultural and Rural Customers

In our commercial banking operations for agricultural and rural customers, we face competition from public sector banks that have large branch networks in rural Mongolia. Other private sector banks and non-banking finance companies have also increased their focus on rural markets. We also face competition from specialized players such as rural-focused financial institutions and micro-finance companies. The BOM has issued licenses to specialized small finance banks, which have higher directed lending targets compared to banks and will compete in the rural and unorganized sectors. We seek to compete in this business based on our product strategy, capturing supply chain participants, technological capabilities and having multiple channels and an approach to comprehensively meet the financial needs of customers in this segment.

Commercial Banking Products and Services for Corporate Customers

In our commercial banking operations for corporate customers, we face competition from other Mongolian banks as well as non-banking financial institutions. We seek to compete in this segment based on our service and prompt turnaround time that we believe are faster than public sector banks, as well as the improvement in our funding base and optimization in our funding cost in recent years which enables us to participate profitably in higher rated corporate credit. We seek to compete with the large branch networks of the public sector banks through our multi-channel distribution, ecosystem branches and technology-driven delivery capabilities.

We compete with foreign banks in cross-border trade finance based on our wider geographical reach in Mongolia relative to foreign banks and our technology-based customized trade financing solutions enabling most transactions to be undertaken digitally. We have leverage our balance sheet size, wider branch network, strong technological capabilities and our international presence to compete in treasury-related products and services.

Other private sector banks also compete in the corporate banking market on the basis of efficiency, service delivery and technology. However, we believe that our size, capital base, strong corporate relationships, wider geographical reach and ability to use technology to provide innovative, value-added products and services provide us with a competitive edge.

Employees

As of December 31, 2025, we had 253 employees, comprised of approximately 3% senior management and 14.7% middle management and administrative staff. Approximately 98.41% of our employees are full-time employees, and 1.58% are contract, or part-time employees. To the best of our knowledge, our employees are not represented by any union or similar labor organization.

We dedicate a significant amount of senior management time in ensuring that employees remain highly motivated and are aligned to the organization’s core employee proposition. Employee compensation is linked to performance of the Bank and we encourage the involvement of our employees in the overall performance and profitability of the Bank. Performance and succession planning systems have been instrumental in assisting management in career development. Management believes that it has good working relationships with its employees.

Properties

Our corporate headquarters are located at Bodi tower, Chingeltei district, 1st khoroo, Jigjidjav street 3, Ulaanbaatar 15160, Mongolia.

Bogd Bank had a domestic branch network consisting of 17 branches as of December 31, 2025 compared to 28 branches as of December 31, 2024. In addition to branches and ATMs, Bogd Bank has several administrative offices in Ulaanbaatar.

In total, we own nil and lease 21 properties. The details of these leased properties are set out in the table below:

No	Location	Area (m2)	Term (years)	Use
1	Ulaanbaatar, Bayanzurkh district, 15th khoroo, Peace Avenue 49, Somang Plaza, 1st floor	184	5	Commercial Bank Branch
2	Ulaanbaatar, Sukhbaatar district, 5th khoroo, Constitution Street, Tavan Undur Center, 1st floor	128	1	Commercial Bank Branch and Storage facility
3	Erdenet City, Bayan-Undur Soum, Chandmani Center	200	5	Commercial Bank Branch
4	Ulaanbaatar, Sukhbaatar district, 1st khoroo, Unesco street, MPM center, 1st floor	128.29	1	Commercial Bank Branch
5	Ulaanbaatar, Sukhbaatar district, 9th khoroo, Nogoon Nuur street, Ikh Toiruu Center, 1st floor	120	5	Commercial Bank Branch
6	Darkhan City, 7th Bag, Darkhan Market Center, 1st floor	72	1	Commercial Bank Branch
8	Ulaanbaatar, Khan Uul district, 4th khoroo, Naadamchid street, Food City Center, 4th floor	88	1	Commercial Bank Branch
9	Ulaanbaatar, Sukhbaatar district, 8th khoroo, Central Tower, 4th floor	109	2	Commercial Bank Branch
10	Ulaanbaatar, Songinokhairkhan district, 29th khoroo, Moscow street, Dragon Center, 2nd floor	69	3	Commercial Bank Branch
11	Ulaanbaatar, Bayanzurkh district, 26th khoroo, Niislel avenue, S Mart Center, 1st floor	110	1	Commercial Bank Branch
12	Ulaanbaatar, Bayangol district, 20th khoroo, Kharkhorin Center, 1st floor	55	2	Commercial Bank Branch
13	Ulaanbaatar, Khan uul district, 15th khoroo, Zaisan street, Building 21/2, 1st floor	168.7	1	Commercial Bank Branch
14	Ulaanbaatar, Bayanzurkh district, 16th khoroo, Ulaankhauran street, Cinema Next Center, 1st floor	148	3	Commercial Bank Branch
15	Ulaanbaatar, Chingeltei district, 2nd khoroo, Juulchin Street, Bumbugur center, 1st floor	86	5	Commercial Bank Branch
16	Ulaanbaatar, Chingeltei district, 1st khoroo, Jigjidjav street, Bogd Tower 1st floor	110	10	Commercial Bank Branch
17	Ulaanbaatar, Chingeltei district, 1st khoroo, Jigjidjav street, Bogd Tower 4th, 11th floor	1090	1	Storage facility
18	Ulaanbaatar, Chingeltei district, 1st khoroo, Jigjidjav street, Bogd Tower 4th, 13th floor	48	1	Storage facility
19	Ulaanbaatar, Chingeltei district, 1st khoroo, Jigjidjav street, Bogd Tower 4th, 7th floor	545	1	Commercial Bank Branch
20	Ulaanbaatar, Chingeltei district, 1st khoroo, Jigjidjav street, Bogd Tower 4th, 4th floor	9.6	1	Storage facility
21	Ulaanbaatar, Sukhbaatar district, 1st khoroo, 19A Olympic Street, Shangri-La Centre, Shangri-La Office, Level 20, Unit 2005	194	1	Commercial Bank Branch

We believe that the properties that we own and lease are adequate for our needs.

REGULATIONS

This section sets forth a summary of the material laws and regulations that affect our Group’s business and operations in Mongolia. Information contained in this section should not be construed as a comprehensive summary nor detailed analysis of laws and regulations applicable to our business and operations. This overview is provided as general information only and not intended to be a substitute for professional advice. You should consult your own advisers regarding the implication of the laws and regulations on our business and operations.

Material Laws and Regulations in Mongolia

Regulations Relating to Corporate Matters

Company Law of Mongolia (2011), as amended

The Company Law of Mongolia (“Company Law”), governs the formation, registration, organization, management, restructuring, and liquidation of legal entities. The law recognizes two corporate forms: (i) the limited liability company (LLC) and (ii) the joint stock company (JSC). A JSC may be either open or closed, depending on whether its shares are publicly traded. Shares of an open JSC may be freely traded through a licensed securities trading organization, such as the MSE, while shares of a closed JSC are registered with the Mongolian Central Securities Depository and may only be transferred privately. Bogd Bank JSC is organized as a closed JSC.

Under the Company Law significant corporate actions — including mergers, consolidations, and spin-offs — require approval by at least two-thirds (66.6%) of the total voting shares, while all other resolutions are passed by a simple majority of shareholders present and entitled to vote. The law also provides enhanced approval requirements for conflict-of-interest transactions and affords shareholders the right to seek judicial appraisal in prescribed circumstances.

Regulation of Group Companies

A corporate group under the Company Law includes a parent company, its subsidiaries, and any company in which the parent holds a controlling interest or can influence management decisions. Each subsidiary is a separate legal entity and is generally not liable for the debts of its parent or affiliates. Likewise, the parent company is not liable for the obligations of its subsidiaries unless it has acted in a manner that directly causes the subsidiary’s insolvency or losses. In such cases, the parent company may be held jointly liable or subject to claims for compensation.

Corporate Governance

The Company Law introduces governance standards intended to improve transparency and accountability, particularly for JSCs. A JSC must have a Board of Directors elected by cumulative voting, consisting of at least nine members, of whom not less than one-third must be independent. “Governing persons” include board members, executive officers, senior management, and certain key employees involved in corporate decision-making or execution. As a closed JSC, the Bogd Bank’s adherence to the Corporate Governance Code of the FRC is voluntary; however, as a banking institution, compliance with the corporate governance standards of BOM is mandatory.

Corporate Governance Code

The Corporate Governance Code, approved by FRC Resolution No. 145 of March 23, 2022, establishes nine guiding principles for private companies, aiming to strengthen investor protection, enhance transparency, and foster long-term sustainable value. These principles address board composition and independence, committee oversight, disclosure and transparency, internal control and audit, risk management, remuneration, stakeholder rights, ethical culture, and equal treatment of shareholders.

Bank-Specific Governance Regulations

Under both the Company Law and the Banking Law of Mongolia (2010), as amended (“Banking Law”), the shareholders’ meeting is the supreme governing body of a bank. The annual general meeting must be held by April 30 each year, and extraordinary meetings may be convened by the bank or the BOM in certain cases. A bank’s Board of Directors must have at least nine members, and detailed qualification and independence requirements apply.

Additional BOM and FRC regulations relevant to bank governance include:

●	the Regulation on Approval of Changes to the Share Capital and Shareholding Structure of Banks Operating as Joint Stock Company (Joint Resolution of BOM and FRC No. A-262/262 of October 5, 2021);

●	the Regulation on the Supervision and Monitoring of the Implementation of Sound Corporate Governance Principles in Banks (BoM Resolution No. A-143 of May 9, 2022);

●	the Regulation on the Nomination, Appointment and Dismissal of Independent Board Members (BoM Resolution No. A-86 of March 22, 2021);

●	the Regulation on Using the Cumulative Voting Method (FRC Resolution No.880 of September 9, 2020); and

●	the Regulation on Delivery of Meeting Notices to JSC Shareholders, which sets procedural rules for notifying and conducting both physical and online shareholders’ meetings (FRC Resolution No.377 of December 14, 2018).

Law on State Registration of Legal Entities (2018), as amended

The Law on State Registration of Legal Entities (2018) governs the registration, reorganization, and dissolution of companies in Mongolia. Companies must register with the state registration authority upon incorporation and must also register with the authority within 15 business days of any changes in core information — such as name, address, shareholders structure, share capital, directors, charter amendments, or beneficial ownership.

Law on Investment (2013), as amended

The Law on Investment (2013) protects investors’ rights and promotes both domestic and foreign investment by providing legal and tax stability guarantees. A “foreign-invested business entity” is defined as a Mongolian company in which foreign investors collectively hold at least 25 percent of total issued shares, with each contributing at least USD 100,000 (or its MNT equivalent). In practice, the registration of foreign-invested entities typically applies to limited liability companies, and joint stock companies are generally excluded from this classification.

Regulatory Bodies

Bank of Mongolia

The BOM serves as the central authority responsible for formulating and implementing the country’s monetary policy. Beyond this core mandate, the BOM plays a critical role in safeguarding the interests of depositors and clients, and in maintaining the stability of the banking sector. To that end, it issues and enforces regulations, procedures, and guidelines related to banking licenses, operational permits, capital adequacy, liquidity requirements, and overall supervision of commercial banks’ operations and such other legal entities specifically stated in the law. Bogd Bank JSC operates under Banking License No. 27, issued by the BOM on December 17, 2014.

Under the Law on the Central Bank (Bank of Mongolia) (1996, last amended in 2024), the BOM is entrusted with a wide range of functions, including:

●	Supervising banking operations

●	Setting ceilings on outstanding loans granted by banks

●	Licensing and overseeing credit information services

●	Supervising operations of the Deposit Insurance Corporation

●	Regulating and managing the National Payment System

●	Providing emergency liquidity support during financial crises

●	Administering foreign exchange regulations

Also, pursuant to the Law on the Central BOM, no individual or entity, including the President of Mongolia, the Speaker of Parliament, the Prime Minister, Members of Parliament, Cabinet members, other government bodies or officials, banks, legal entities, or private persons may interfere with or exert influence over the supervisory activities carried out by the BOM or its supervisor.

Financial Regulatory Commission

The FRC is the state body tasked with ensuring financial market stability, regulating non-bank financial services, enforcing relevant legislation, and protecting the rights of investors and clients. The FRC has the authority to issue, suspend, revoke, and reinstate licenses for financial services, and to monitor compliance with licensing conditions. It also oversees implementation of the Law of Mongolia on Anti-Money Laundering and Countering the Financing of Terrorism.

In carrying out its statutory functions, the FRC exercises a range of powers, including implementing and enforcing financial legislation, issuing and regulating licenses, and overseeing compliance by market participants. It also sets regulatory standards, resolves disputes, and supports financial literacy and innovation.

In fulfilling its mandate, the FRC exercises a broad set of powers, including:

●	Enforcing financial legislation;

●	Regulating and supervising licensed entities;

●	Setting regulatory standards;

●	Resolving disputes;

●	Promoting financial literacy and innovation.

According to Article 3.1 of the Law on the Legal Status of the Financial Regulatory Commission and Article 6.2 of the Banking Law, banks may engage in the following activities with prior approval from the FRC:

●	Investment, financial consulting and information services;

●	Trustee services;

●	Insurance brokerage;

●	Underwriting;

●	Custodial services; and

●	Factoring.

Of the activities above, Bogd Bank JSC is authorized to conduct insurance brokerage under License No. TZ 210/68, issued by the FRC on December 16, 2019.

Regulations relating to the banking operations

Government Regulation

Government regulations impacting the Mongolian banking sector affect our business and results of operations significantly. Our industry is heavily regulated and our results of operations and financial condition are affected by the Government’s policies as well as Mongolian laws and regulations. We are subject to significant Government oversight and, from time to time, the Government adjusts its policies to encourage or restrict lending activities, modify rules related to borrower loan concentrations, adjust capital adequacy requirements and generally ensure the safety of the Mongolian banking sector.

For example, Government subsidies such as those provided under the Affordable Housing Finance Program (“AHFP”) and the Pricing Stabilization Program contributed to the increase in market lending activity from 2012 onwards. The AHFP has been implemented since 2013 and provides Mongolian citizens with housing mortgage loans with a subsidized interest rate of 6.0% per annum for a maximum of 30 years for the purchase of an apartment of up to 80.0 square meters.

Banking Regulation

Key laws and regulations governing the banking sector in Mongolia include the Banking Law (2010), the Law on Deposit, Fund Transfers, and Lending Activities of Banks and Authorized Entities (2021); Law on Anti-Money Laundering and Countering the Financing of Terrorism (2013), Law on Ensuring Banking Sector Stability and relevant regulations issued by the BOM.

The Banking Law of Mongolia (2010), as amended

The Banking Law of Mongolia (“Banking Law”) was adopted in 2010 as a revised version of the previous legislation. It underwent major amendments in 2021, followed by further minor changes most recently in July 2025. The purpose of this Law shall be the regulation of relations concerning granting, and revoking licenses of banks, the establishment of general principles of a bank’s management, governance, organization and activities, supervision of operations of banks and banking conglomerates, and taking administrative measures against them. Banks are defined as profit-oriented legal entities with paid-in capital consisting of cash funds invested by shareholders, who bear liability up to the amount of their investment. They operate under a license from the BOM and are permitted to engage in financial services.

On January 29, 2021, amendments to the Banking Law have been approved by the Parliament of Mongolia (the “Amended Act”). Together with the Amended Act, the Parliament adopted “the Law on Procedures for Implementing the Amended Act” (the “Implementation Act”, collectively with the Amended Act — the “Amendments”). The Amendments introduce potentially sweeping reforms not only to the banking industry, but also to the Mongolia’s stock market. These include:

●	New criteria for defining a “systemically important bank”: Until the Amendments, a “systemically important bank” (“systemic bank”) was defined as a bank which has accounted for 5% or more of the total assets of the Mongolian banking system in the most recent six months. The Amendments have removed this definition. Instead, the BOM will determine if a bank constitutes a “systemic bank” pursuant to “international practices” based on criteria such as the bank’s total capital, total liabilities, volume share of banking transactions within the overall payments system, scope of core operations, number of customers as well as market share.

●	Change in the legal form of banks: As of the time of the Amended Act approved, all 12 commercial banks in Mongolia, including “systemic” ones, were set up as “limited liability companies”, i.e., closely-held companies. According to the Implementation Act, by June 30, 2023, the banks determined by the BOM as “systemic” must became “open joint-stock companies” (“open JSC”), while remaining, “non-systemic” banks must become “closed joint stock companies” (closed JSC). If it wishes, a non-systemic bank may choose to become an open JSC.

●	Reduce bank ownership concentration: Ownership of most of them is concentrated in a few influential shareholders. Based on the current Banking Law, by December 31, 2026, shareholders must not hold more than 20% of the total issued shares of any bank (whether alone or together with its/his/her related persons, if any). This requirement does not apply to Development Bank of Mongolia LLC, a bank under restructuring (enforcement), or a bank recapitalized by the government under the 2018 Bank Recapitalization Act of Mongolia.

●	Approval by BOM of changes in shareholdings and share capital: The BOM’s prior review and approval are required for each of the following transactions of a bank related to shares: (i) acquisitions by a bank’s new “influential” shareholder (i.e., a shareholder, individually or together with its related party, holding more than 5% shares in a bank or a shareholder which can influence the bank’s management or operations, and UBO of such shareholder) of additional shares of one or more percent of the total issued and outstanding shares, (ii) changes to the holdings of an “influential shareholder”, (iii) changes in the amount or structure of the bank’s share capital, (iv) bank’s issuance of new shares or securities related to shares, (v) reorganization of the bank by way of merger, consolidation, separation and change of legal form, (vi) increase or decrease of the par value of the shares of the bank, (vii) repurchase by the bank of its shares or securities related to shares, and (viii) a person becomes an influential shareholder of the bank. In addition, in case of a foreign-invested bank, any potential buyer of shares in such bank must be pre-approved by the BOM. If, after obtaining the BOM’s the approval for an influential shareholder, the ultimate beneficial owner of that shareholder changes, such change must be notified to the BOM.

According to the Amendments, the BOM and the FRC are to jointly adopt separate regulations setting out procedures of the BOM’s review and approval. We note that the BOM’s approval and supervisory authority with respect to influential shareholders and the appointment of directors applies to Bogd Bank JSC, rather than directly to the Company.

Failure to secure an approval of the BOM will leave the relevant shares of the influential shareholders (which would be Bogd SG, as the direct shareholder of Bogd Bank JSC, and indirectly the Company) with no voting rights or dividend rights. Moreover, such shares will be deducted by the BOM from the bank’s total capital for the purpose of regulatory and prudential requirements — these shares will be deducted from the bank’s equity. Finally, such influential shareholder will have an obligation to sell or transfer such shares within 30 days of acquiring the same.

●	Board of Directors: Boards consist of at least 9 directors. Under the previous regulations, non-systemic banks could have at least 5 directors. Under the Amendments, all banks, irrespective of size and legal form, must have at least 9 directors on their boards. At least one-third of the Board to consist of independent directors. Also, under the previous regulations, non-systemic banks could appoint only one independent director to their boards. Now pursuant to the Amendments, at least 1/3 of the board in all banks, irrespective of size, must consist of qualified independent directors. Also, according to the Amendments, the term of office of a new director will kick in only after the review and approval by the BOM of that director’s qualifications (vs. upon election by the shareholders as in the past).

●	Order of creditors in liquidation: The Amendments have re-arranged the order in which the bank’s creditors will be paid in liquidation.

●

Requirements applicable to influential shareholders: Prior to the Amendments, an “influential shareholder” was defined as a person holding 5 or more percent of the bank shares (solely or together with a related person), or a shareholder that can influence the policy, decisions and management of the bank. The Amendments have expanded this definition to include the “ultimate individual beneficial holder” of such persons or shareholders. This appears to be an attempt to bring the concept of “ultimate beneficial holder” in conformity with the existing definition of the same in another Mongolian law — the Law on Anti-Money Laundering and Countering the Financing of Terrorism (2013).

The requirements applicable to an influential shareholder include the requirement to substantiate the ultimate beneficial owner of the relevant shares and to ensure that neither the shareholder nor the ultimate beneficial owner is a senior government official of Mongolia.

●	Prohibition of ownership of shares using another person’s name: The Amendments ban indirect ownership of shares in a bank using another person’s name.

●	Prohibition of creation of security over shares in a bank: The Amendments ban creation of security over shares in (e.g., to secure a shareholder’ debt).

Failure to fulfil the requirements may result in the BOM applying enforcement measures against the bank — such as preliminary measures, provisional administration, restructuring or “any other sanctions available under Mongolian law”.

Banking Licenses

Banks shall carry out the following activities under a permit from the BOM:

(i)	Accepting deposits;

(ii)	Disbursing loans;

(iii)	Payments and settlements services;

(iv)	Providing payment guarantees and warranties to third parties on its own behalf;

(v)	Purchasing, selling, and accepting and placing deposits in foreign currency;

(vi)	Purchasing, selling, and accepting and placing safety deposits of precious metals and stones;

(vii)	Receiving valuables into custody;

(viii)	Conducting foreign remittance services;

(ix)	Issuing, buying and selling securities;

(x)	Dealing in financial leasing transactions;

(xi)	Selling and buying loan portfolios and other financial instruments.

Banks may engage in the following activities with the FRC’s permit:

(i)	Investment, financial consulting and information services;

(ii)	Trustee services;

(iii)	Insurance brokerage;

(iv)	Underwriting;

(v)	Custodial services; and

(vi)	Factoring.

Bogd Bank JSC conducts all activities under permits issued by the BOM, except for receiving valuables into custody. Also, Bogd Bank JSC conducts the Insurance Brokerage operation under the permit issued by the FRC.

No bank shall engage in any activities other than the activities mentioned above. This provision shall exclude the temporary possession or ownership and sale of any property taken as collateral for purposes of recovering the loan or liquidation of debts, and leasing, renting or selling of any property for the purpose of recovering operational costs.

According to the Article 27.1 of the Banking Law, the BOM shall revoke a license for incorporating a bank on the following grounds and announce it publicly:

-	upon a decision of bank liquidation is issued by competent authority in accordance with law;

-	unless otherwise stated in the Banking Law of Mongolia, upon the bank has become insolvent, or a decision of the BOM was issued in respect to unavoidable situation to become insolvent has been occurred to the bank, or the bank failed to meet minimum requirement of share capital;

-	it was revealed after the registration of the bank that false documents have been submitted to obtain a license for incorporating a bank;

-	the bank did not engage in any banking activities for more than one year after its registration;

-	submitted false documents while making changes to the amount and structure of the share capital;

-	failure of the bank to implement the measures and fulfill the requirements specified in Article 48 (Preliminary measures) of the Banking Law created a serious condition that may hinder the operations and solvency of the bank;

-	it was determined that the bank’s failure to provide the customer’s information to the tax office as specified in Articles 7.2.8 and 7.2.10 of the Banking Law has become a condition for the customer to avoid or escape paying taxes, and this violation was repeated two or more times.

The Law on Deposit, Fund Transfers, and Lending Activities of Banks and Authorized Entities (2021), as amended

Enacted in 2021, the Law on Deposit, Fund Transfers, and Lending Activities of Banks and Authorized Entities establishes the legal framework for a wide range of banking transactions in Mongolia. It governs how banks and licensed financial institutions interact with individuals, legal entities, and other parties recognized under Mongolian law in the course of accepting deposits, issuing loans, and conducting related financial operations.

The Law’s primary aim is to foster the growth of Mongolia’s financial market by promoting transparency, legal certainty, and responsible conduct in banking services. It sets clear standards for service quality, disclosure practices, and risk management, thereby reinforcing public trust and aligning banking operations with the broader public interest.

Under this legislation, the BOM is empowered to make determinations regarding deposit-taking and lending activities, issue guidelines on calculating interest rates for loans, and to oversee the execution of such transactions. Acting within its supervisory and regulatory mandate, the BOM monitors compliance and ensures that licensed institutions operate within the bounds of the Law.

Law on Bank Deposit Insurance of Mongolia (2013), as amended

The Law on Bank Deposit Insurance was adopted in 2013 and most recently amended on January 12, 2024. This Law establishes a mandatory deposit insurance scheme designed to safeguard depositors and promote financial sector stability.

All banks licensed by the BOM to accept deposits or conduct payment and settlement operations are required to participate in the scheme and contribute insurance premiums.

The Deposit Insurance Corporation is financed through a combination of sources: allocations from the state budget, contributions from the BOM, premiums paid by participating banks, proceeds from liquidated bank assets, and bonds issued by the Deposit Insurance Corporation. Premium rates are calculated quarterly based on each bank’s risk profile, using a methodology approved by the National Committee on Deposit Insurance. This methodology incorporates proposals from the BOM and the Ministry of Finance, and may factor in supervisory inspection results and deposit interest rates.

Coverage under the scheme is capped at MNT 20 million (approximately USD 5,580) per depositor. The Deposit Insurance Corporation administers the fund, manages payouts, and oversees recovery efforts. By law, the fund may only be used to reimburse insured depositors, support banks receiving deposits from liquidated institutions, cover the Corporation’s operating expenses, and service its debt obligations. Once compensation is paid, the depositor’s claim is legally assigned to the Corporation in the amount reimbursed.

Law on National Payment System of Mongolia (2017), as amended

The Law on National Payment System of Mongolia was adopted in 2017, provides the legal foundation for organizing and regulating the country’s payment infrastructure. It aims to ensure that payment services whether offered by banks, non-bank financial institutions, or other licensed entities, are secure, efficient, and accessible to the public. The law defines key concepts such as payment instruments, payment systems, and systemically important networks, and outlines the responsibilities of service providers operating within this framework.

Under this legislation, the BOM serves as the central regulatory authority. It is responsible for managing, regulating, and supervising the national payment system and its operations, issuing licenses for payment system operations and payment service provision, approving system rules, conducting inspections, and enforcing compliance. The law also encourages interoperability between payment systems and supports innovation in digital financial services.

To strengthen public trust and financial inclusion, the law sets clear standards for consumer protection, operational risk management, and dispute resolution. Licensed entities must comply with technical and financial requirements, and regularly report to the BOM. Together, these provisions help ensure the resilience of Mongolia’s payment ecosystem and its alignment with international best practices.

Law on Ensuring Stability of the Banking Sector of Mongolia (2018), as amended

Adopted in 2018, the Law on Ensuring Stability of the Banking Sector of Mongolia provides the legal framework for addressing capital deficiencies in banks, particularly those identified through asset quality reviews and supervisory assessments. Its primary objective is to safeguard the financial system by regulating how shareholders and investors inject additional equity, and if necessary how the State may intervene to recapitalize banks. The Law also sets out procedures for managing state-invested assets and outlines mechanisms for recovering those investments back into the national budget.

This legislation applies specifically to systemic banks that fail to meet applicable capital adequacy requirements and that require regulatory capital support to maintain operational viability over the medium term. It establishes the legal basis for state-led recapitalization, with a strong emphasis on transparency, accountability, and fiscal discipline. By doing so, the Law aims to preserve public confidence and ensure that government intervention in the banking sector is both targeted and responsibly managed.

Law on Conducting Settlement in National Currency of Mongolia (2009), as amended

Adopted in 2009, the Law on Conducting Settlement in National Currency establishes the Mongolian tugrug (MNT) as the sole legal tender for domestic transactions. It regulates how payments are made and how prices are denominated for goods, services, and works within the territory of Mongolia for domestic transactions. By requiring that settlements be conducted in the national currency, the law reinforces the role of the MNT in the economy and supports both monetary sovereignty and financial stability.

While the law applies broadly to domestic transactions, certain exceptions are permitted. Contracts involving monetary deposits, loans, financial services, or derivatives when entered into with banks or licensed non-bank financial institutions may be denominated and settled in foreign currency. These exceptions reflect the practical needs of financial markets while preserving the primacy of the national currency in everyday commerce.

Law on Credit Information (2011), as amended

The Law on Credit Information of Mongolia (2011) sets out the legal framework for collecting, processing, storing, and sharing credit information in Mongolia. According to the Law, the BOM is the licensing and supervisory authority. Private credit information agencies thus licensed and supervised by the BOM operate credit databases and provide reports to financial institutions.

Under this Law, banks (and other reporting entities such as non-banking financial companies) must submit accurate and up-to-date borrower information to the credit registry as well as promptly correct any inaccuracies. Licensed agencies may retain and provide credit data for up to six years, and borrowers have the right to access their own records and request corrections where necessary.

The Law also places strict limits on disclosure — for instance, credit information may only be shared for legitimate business purposes and may not be transmitted outside Mongolia without the BOM’s authorization.

Rules and regulations approved by the Bank of Mongolia

“Regulation on Approving Changes to the Amount of Equity Capital and Shareholding Structure of Banks Operating as Joint-Stock Companies” approved by the Governor of the BOM and Director of the FRC’s Joint Resolution No. A-262/262 of 2021

This regulation governs the procedures for obtaining approval from the BOM and notifying the BOM in connection with changes to the amount of equity capital and the shareholding structure of banks operating as JSCs. Approval from the BOM shall be required in each of the following cases involving changes to a bank’s equity capital or shareholding structure:

●	Issuance of shares or securities related to shares by the bank;

●	Reorganization of the bank through merger, consolidation, division, separation, or transformation;

●	Increase or decrease in the nominal value of a single share;

●	Any person, whether individually or jointly with related parties, becoming an influential shareholder of the bank;

●	An influential shareholder acquiring an additional 1% or more of the bank’s total issued shares;

●	Repurchase of shares or securities related to shares by the bank.

“Regulation on the Bank Stabilization Fund” approved by the Governor of the BOM’s Resolution No. A-155 of 2021

The purpose of this regulation is to govern the relations concerning the establishment, utilization, management, oversight, and reporting of the monetary required for implementing bank restructuring measures in accordance with Articles 62 and 63 of the Banking Law of Mongolia. The Fund’s resources shall be used exclusively to finance the monetary requirements for implementing bank restructuring measures and to cover expenses related to the management of the Fund.

“Regulation on Asset Classification and the Establishment and Use of Asset Risk Provisions” approved by the Governor of the BOM and the Minister of Finance’s Joint Resolution No. A-155/134 of 2019

The purpose of this regulation is to set minimum requirements for banks and authorized entities to classify loans and other assets and to establish and utilize provisions to cover potential losses from asset impairment.

Regulations Relating to Loans and Security

Lending Framework

The Law on Deposit, Fund Transfers, and Lending Activities of Banks and Authorized Entities (2021) forms the main framework governing lending and related financial services in Mongolia. It sets the general rules on how banks extend loans, accept deposits, and manage repayment and collateral arrangements.

Under this law, all loan arrangements must be documented in writing and clearly state the loan amount, term, interest rate, repayment schedule, and collateral, if any. Before issuing a loan, banks are expected to assess the borrower’s repayment capacity and ensure that the loan purpose is lawful and financially sound. The BOM supervises these activities and regularly monitors loan classification and provisioning standards through regulations jointly adopted with the Ministry of Finance, including “Regulation on Asset Classification and the Establishment and Use of Asset Risk Provisions” (above).

Banks must also report borrower information to the national credit registry and follow disclosure and data-protection rules under the applicable laws such as the Law on Personal Data Protection or the Law on Credit Information. The aim is to maintain transparency and avoid excessive borrower exposure within the banking system.

Pledges Over Movable and Intangible Property

The Law on Pledge of Movable and Intangible Property (2015), as amended, regulates the creation and enforcement of security interests over movable and intangible assets. The purpose of the law is to regulate the rights and legal interests of the parties, increase economic efficiency and to ease access to new financial resources. A pledge is normally established by written agreement between the borrower (pledgor) and the lender (pledgee) and usually becomes perfected once registered in the electronic Secured Transactions Registry operated by the Ministry of Justice or upon the pledgee taking control of the pledged property.

Registration is essential to establish priority among creditors. A registered pledge generally ranks ahead of unregistered or later-registered interests, irrespective of the date the security interest was first created. Registrations remain valid for three years unless renewed, and secured parties must give the debtor at least 14 days’ notice before starting enforcement. Enforcement may be through public auction or direct sale, provided the sale process is commercially reasonable. Any excess proceeds must be returned to the pledgor.

If insolvency proceedings are commenced against the borrower, secured creditors retain the right to be repaid from the proceeds of the pledged asset before unsecured creditors.

Mortgages Over Immovable Property

Mortgages are governed by the Law on Pledge of Immovable Property (2009), as amended. This law covers security interests over land-use rights, buildings, and other immovable assets. Mortgages must be in writing and registered with the Legal Entities Registration Office of Mongolia to be valid against third parties.

While the parties may agree to a non-judicial sale, the sale of land or property of cultural heritage or public significance must go through court proceedings. Amendments to the Law on Pledge of Immovable Property in 2022 and 2024 clarified foreclosure procedures and introduced the concept of pledge certificates, which are registered together with the mortgage to evidence the secured creditor’s rights.

Bank Guarantees

A bank guarantee is recognized under the Civil Code of Mongolia (2002), as amended as an independent payment obligation issued by a bank in favor of a beneficiary. In practice, guarantees are widely used to secure performance obligations, advance payments, and credit facilities.

The bank’s payment obligation under a guarantee is separate from the underlying contract and becomes payable upon a valid demand from the beneficiary. Before issuing a guarantee, banks are required to assess the applicant’s financial capacity and ensure that the guarantee exposure stays within the prudential limits set by the BOM.

Guarantees are treated as contingent liabilities for regulatory purposes and are included in the capital adequacy and large-exposure calculations under the BOM’s Regulation on Setting and Monitoring Prudential Ratios for Banking Operations (Resolution No. 138 of 2019).

Enforcement and Priority

If a borrower defaults, the secured creditor may enforce its pledge or mortgage either through the courts or, if permitted, through out-of-court sale. Enforcement must be conducted on reasonable commercial terms, and proceeds are applied first to satisfy the secured claim, with any remaining balance returned to the debtor. Purchasers at enforcement acquire the asset free of prior encumbrances.

In the case of insolvency or BOM-initiated resolution of a bank or borrower, secured creditors have a right to payment from collateral proceeds ahead of unsecured creditors, subject to the statutory priorities set out in the Banking Law (which prioritize depositors).

Regulations relating to the capital requirements

According to the Law on Banking of Mongolia, the Paid-in capital of the bank shall consist of cash contributions by bank Shareholders; its minimum amount shall be set by the BOM taking into consideration the country’s economic situation, inflation developments, bank solvency, importance in the banking system, and peculiarities of bank operations.

On October 30, 2017, the Governor of the BOM issued Resolution No. A-276, mandating that the minimum share capital requirement for banks be increased to MNT 100 billion (approx. USD 27.9M), effective from December 31, 2021.

Unless otherwise provided by law, a bank may distribute dividends only if it continues to meet the criteria for prudential ratios set by the BOM following the distribution. These prudential ratios are outlined in Article 17 of the Banking Law of Mongolia and further detailed in the “Regulation on Setting and Monitoring Prudential Ratios for Banking Operations” approved by Governor of the BOM’s Resolution No. 138 of 2019. Banks are required to publicly disclose their compliance with the prudential ratios set by the BOM, in accordance with the “Public Disclosure Requirements Module” approved by Governor of the BOM’s Resolution No. 200 of 2015. They include, but are not limited to, capital adequacy, liquidity, asset quality, and exposure limits.

The Prudential Ratios

Capital adequacy ratios. Banks are expected to keep their financial strength at healthy levels. To do this, they must hold enough capital against the risks they take. At a minimum, Tier 1 capital should equal 9 percent of risk-weighted assets, while total capital should reach at least 12 percent. On top of that, the leverage ratio should not drop below 5 percent.

There is also a capital conservation buffer designed to provide extra protection. Every bank must keep a general buffer of 2 percent of risk-weighted assets. For systemically important banks, an additional systemic buffer applies: a fixed 1 percent plus a variable portion that depends on the bank’s size and activities. For example, if a bank holds more than 15 percent of the system’s assets, it adds 0.5 percent. If its share of interbank transactions is above 10 percent, it adds 0.25 percent. And if its largest loan exposures (either individual or corporate loans) exceed 10 percent of the system, another 0.25 percent is required.

Liquidity is another safeguard. Banks must keep a liquidity ratio of at least 25 percent to ensure they can meet obligations when needed. Foreign currency risks are capped too: exposure to any single currency cannot exceed 15 percent of total capital, and combined exposure to all foreign currencies must stay under 30 percent of the total capital.

To prevent concentration risks, limits are set on how much can be lent to big borrowers or related parties. Altogether, large loan exposures cannot exceed 20 percent of capital. Loans to related parties are capped at 5 percent for any single party and 20 percent in total. Exposure to large debtors must remain below 300 percent of capital. Fixed assets and assets held for sale together cannot exceed 8 percent of capital. Finally, to avoid over-reliance on a few clients, the deposits of the ten largest depositors must not exceed 25 percent of total assets.

Regulations relating to the Liquidation

Preliminary Measures under the Banking Law of Mongolia

Under Article 47 of the Banking Law, banks are required to develop and submit a stabilization plan to the BOM. This plan must reflect the bank’s operational specifics and anticipated risks based on prevailing economic conditions. It should outline measures to preserve liquidity and solvency and must be approved by the bank’s board of directors. The plan must also cover the bank’s group structure, including its parent company and affiliated operations.

If the submitted plan fails to meet legal requirements, the BOM may demand revisions. Should the bank fail to revise or implement the plan adequately, the BOM may impose corrective obligations, such as reducing overall risk exposure, recapitalizing through equity or convertible instruments, revising business strategies, restructuring management and governance, or fulfilling other requirements deemed necessary.

Additionally, the BOM is empowered to draft and approve a restructuring plan for the bank, which must include an assessment of potential systemic risks and specific restructuring actions to be taken in response. The procedures for developing, approving, and implementing both stabilization and restructuring plans are governed by regulations issued by the BOM.

Article 48 introduces preventive measures. If a bank violates banking laws, regulations, or its licensing conditions or is deemed to be operating unsafely or unreliably, the BOM may take a range of actions. These include issuing formal warnings, imposing deadlines for corrective tasks, requiring implementation of the stabilization plan, mandating capital increases, and ordering improvements to governance, risk management, and taking provisional administration measures.

Further measures may include limiting executive compensation if it undermines capital adequacy, requiring prior approval for certain transactions, restricting asset and liability changes, prohibiting acquisitions or branch expansion, suspending or revoking licenses, and even ordering asset sales or branch closures. The BOM may also suspend or remove senior management and board members, and if the bank fails to comply, it may suspend the voting rights of significant shareholders or impose conditional management.

All preventive actions must be proportionate to the nature and severity of the violation. These measures do not limit the BOM’s broader enforcement powers under other laws. The BOM is also required to notify the Deposit Insurance Corporation of any preventive actions taken.

Provisional Administration Measures

Article 49 of the Banking Law allows the BOM to impose Provisional Administration Measures when a bank faces serious governance failures, operational instability, or legal violations. In such cases, the BOM may appoint a commissioner for up to one year to oversee and stabilize the bank’s operations. All related costs are borne by the bank.

Implementation of Bank Restructuring Measures

Article 56 of the Banking Law authorized the BOM to appoint a Special Representative to implement restructuring measures when a bank faces serious financial or governance challenges. This representative assumes full control over the bank’s management, assets, and operations for a 90-day period, which may be extended twice. The appointee must meet strict professional and ethical criteria, and all costs related to the restructuring are borne by the bank.

The Special Representative is authorized to suspend or modify debt repayment schedules, terminate financial contracts, demand capital injections from the bank’s parent company, and commission independent asset evaluations. They report directly to the BOM and are responsible for stabilizing the bank’s financial position and restoring sound governance.

Liquidation process under Banking Law of Mongolia

When a bank is subject to forced liquidation either due to the revocation of its license or the failure to implement restructuring measures, the BOM appoints a receiver to manage the resolution process. Only the BOM has the authority to initiate such proceedings; no other entity may commence bankruptcy or liquidation actions against a bank.

The receiver assumes full control over the bank’s assets, liabilities, and operations. Their responsibilities include settling claims, distributing proceeds, and managing the bank’s financial affairs. The receiver may be a qualified employee of the BOM or an external appointee, and their compensation is determined by the BOM and paid by the bank.

Upon appointment, the receiver must immediately notify the public and post the liquidation decision at all bank branches. They are empowered to represent and manage the bank, terminate contracts, hire or dismiss staff, enter into agreements, and make payments within limits set by the BOM. The receiver may also continue or suspend certain operations, adjust deposit interest rates, modify loan terms, and offset receivables against payables.

To ensure transparency and accountability, the receiver must regularly report to the BOM and submit detailed financial statements within 60 days of appointment. If signs of economic crime are detected, the receiver must notify the relevant authorities. Payments made within three months prior to receivership commences or twelve months if made to insiders, including shareholders, chairperson of the board of directors, members of the board of directors, executive management, and any person related therewith, may be voided unless they meet specific legal criteria.

Once receivership begins, interest and penalties on unpaid obligations cease to accrue, and civil proceedings are suspended. No party may enforce claims against the bank’s assets without going through the receiver. The receiver also has the right to reject obligations that unfairly favor certain parties or jeopardize the resolution process.

Creditors must submit claims within 60 days of public notice. The receiver then has 90 days to assess, validate, and prioritize claims, and to prepare a liquidation plan detailing approved claims, creditor lists, and payment schedules. Late claims may be rejected.

Finally, the receiver may petition to void transactions made within one year prior to appointment if they caused clear harm to the bank, unfairly favored certain creditors, or involved related parties and contributed to insolvency.

Order of creditors in liquidation

The 2021 and 2023 Amendments of Banking Law of Mongolia have re-arranged the order in which the bank’s creditors will be paid in liquidation as follows:

1)	completion of court-ordered payments to be made by the bank to others for damage caused to their life or health;

2)	payment of wages of bank’s employees (other than directors and executives) subject to a cap of 5x the minimum wage;

3)	payment of expenses incurred by the liquidator/receiver;

4)	payment of deposits of individuals and households not covered by the deposit insurance of the Deposit Insurance Corporation of Mongolia; and Outstanding social insurance contributions of the employer and the insured person, monetary deposits of the Social Insurance Fund, and payments from current accounts.

5)	payment of funds in current accounts of individuals and households;

6)	payment of deposits of legal entities not covered by the deposit insurance of the Deposit Insurance Corporation;

7)	payment of funds in current accounts of legal entities;

8)	payment of claims by the Deposit Insurance Corporation arising from subrogation in the rights of insured depositors;

9)	payment of claims by the following depositors — banks, government agencies, government-run social insurance funds;

10)	payment of taxes, other payments to the Government;

11)	payment of claims by the Deposit insurance fund (government special fund);

12)	payment of claims by the BOM;

13)	payment of claims by the following depositors (e.g., related parties, auditor who audited the bank’s financials in the most recent 3 years preceding the insurance event, depositors who, based on the BOM’s supervision, adversely affected the bank’s financial health or who enjoyed more favourable financial services from the bank etc.);

14)	senior debt;

15)	debt; and

16)	subordinated debt. One of the key changes resulting from the above re-arrangement is higher ranking of customers (such as individual depositors), ahead of the bank’s shareholders.

Law on Anti-Money Laundering and Countering the Financing of Terrorism

The Law on Anti-Money Laundering and Countering the Financing of Terrorism was adopted in 2013 to establish a legal framework aimed at preventing, detecting, and disrupting financial crimes that threaten national and international security. The law reflects Mongolia’s commitment to aligning its financial regulatory system with global standards, particularly those set by the Financial Action Task Force (FATF).

Under this law, banks and a wide range of non-financial institutions, including investment funds, real estate agencies, public notaries, legal service providers, and virtual asset service providers are designated as “Reporting Entities.” These entities are required to conduct “know your customer” (KYC) procedures, implement internal monitoring programs, and report suspicious transactions to the Financial Information Service, a financial intelligence unit operating under the BOM. Suspicious transactions are broadly defined to include any activity that may be linked to money laundering, terrorism financing, or proceeds of crime, even if such links are only suspected.

The law also introduced key compliance concepts such as politically exposed persons (PEPs), ultimate beneficial owners (UBOs), and shell banks. Banks are prohibited from opening accounts with shell banks defined as institutions lacking physical presence or regulatory oversight in their jurisdiction and must verify foreign banks before establishing correspondent relationships.

During KYC procedure, Reporting Entities must identify or must take reasonable measures to identify whether an account or transaction is being conducted on behalf of an UBO. This includes clarifying the purpose of the business relationship, the nature of the transaction, and the identity of the UBO. If the customer is a legal entity, the Reporting entity must identify the full name of the UBO and understand the ownership, control, and organizational structure of the customer.

According to this Law, “UBO” refers to a person who ultimately owns or controls a customer or the person on whose behalf a transaction is conducted. This includes:

(i)	In the case of a legal entity: a person who individually or jointly owns a substantial portion of the entity’s assets, directs its operations, acts through others, or otherwise exercises control over the entity or its transactions and derives benefit from its activities.

(ii)	In the case of an individual customer: a person who directs or influences the individual’s actions or acts through the individual to gain benefit or income.

(iii)	In the case of asset management arrangements: a person who receives benefit or income from the assets under fiduciary or trust-based management.

Amendments to the law expanded the scope of reportable transactions and clarified the obligations of Reporting Entities. These include the requirement to report high-value transactions exceeding MNT 20 million (approx. USD 5,580), particularly those involving real estate, asset management, company formation, and securities. Enhanced scrutiny is required for transactions involving PEPs or other high-risk clients, and Reporting Entities must implement procedures to identify beneficial owners and comply with international sanctions lists, including those issued by the United Nations Security Council.

To support national coordination, the law established the National Council, tasked with developing and implementing Mongolia’s strategic programs to combat money laundering and terrorism financing. The Governor of the BOM is authorized to issue regulations detailing procedures for customer identification, UBO verification, and internal compliance systems.

Tax Regulation

The foundational tax legislation in Mongolia is the General Law on Taxation, adopted on March 22, 2019, which sets out the overall structure of the tax regime and outlines the general rights and obligations of taxpayers and the tax authorities. As specified in the General Law on Taxation, Bogd Bank CJSC shall exercise rights and obligations and undertake responsibility as a taxpayer, follow relevant rules and regulations approved within the scope of this law.

Corporate Income Tax (“CIT”):

Corporate Income Tax Law (the “CIT Law of Mongolia”), adopted on March 22, 2019 (as amended), as last amended on June 26, 2026, governs relations in respect to the imposition of income tax on business entities, payment thereof to the state budget, and reporting. Pursuant to the CIT Law of Mongolia, a taxpayer is classified as either a resident or a non-resident taxpayer in Mongolia.

Under the CIT Law of Mongolia, Mongolian resident business entities are taxable on aggregate annual income earned worldwide. Non-resident economic entities carrying out business activities in Mongolia are taxable on the income earned in the territory of Mongolia and from Mongolian sources. CIT is levied at the following rates, using a progressive-rate scale that ranges from one to twenty-five per cent. (1% to 25%), as follows:

●	One per cent. (1%) applies to entities with annual revenue of up to MNT 300 million (approx. USD 83,7121) (except for those operating in mining, petroleum, alcoholic beverage, and tobacco industries);

●	Ten per cent. (10%) applies to the first MNT 6 billion (approx. USD 1,674,237) of annual taxable income; and

●	if annual taxable income exceeds MNT 6 billion, the income tax shall be MNT 600 million (approx. USD 167,423) plus twenty-five per cent. (25%) of income exceeding MNT 6 billion.

According to the latest amendment to the CIT Law of Mongolia, the above rates for entities with annual revenue above MNT 300 million have been amended as follows, which shall come into force and effect from January 1, 2027:

●	Ten per cent. (10%) applies to the first MNT 6 billion (approx. USD 1,674,237) of annual taxable income; and

●	if annual taxable income exceeds MNT 6 billion, the income tax shall be MNT 600 million (approx. USD 167,423) plus fifteen per cent. (15%) of income exceeding MNT 6 billion.

●	if annual taxable income exceeds MNT 10 billion, the income tax shall be MNT 1 billion 200 million (approx. USD 334,846) plus twenty-five per cent. (25%) of income exceeding MNT 10 billion.

Certain income categories are taxed separately on a gross basis:

Source of Income	Applicable tax rate (%)
Dividends	10
Royalties	10
Interest	10
Gambling, betting games, and lotteries	40
Sale of immovable property	2
Sale of rights (e.g., land possession right, mineral exploration and mining licenses (except for certain transfer of mining licenses for strategically important mine deposits), special activity licenses, and other rights granted by the authorized organizations for conducting specific activities)	10

According to Bogd Bank, it conducts the following business activities under the licenses issued by the BOM and the Financial Regulatory Commission of Mongolia:

1.	Loan services;

2.	Payments and settlement services;

3.	Purchase, sale, deposit and placing of foreign currencies;

4.	Conducting foreign remittance services;

5.	Issuance, purchase and sale of securities;

6.	Monetary deposits;

7.	Issuing bank guarantees and warranties to third parties in its own name;

8.	Sale and purchase of loans and other financial instruments;

9.	Financial leasing services; and

10.	Insurance intermediary services.

1	BOM’s exchange rate of November 5, 2025, USD 1 = MNT 3,583.72

Within the scope of the business activities mentioned above, Bogd Bank receives the following monetary income from its customers and clients. Therefore, pursuant to the CIT Law of Mongolia, such revenue is subject to the CIT at the following rates:

Source of Income	Applicable law	Applicable tax rate (%)
Loan interest, Default interest	Article 7.4.2, 9.1.4, 9.4, 18.6.3 and 20.2.1 of the CIT Law of Mongolia	10%
Actual income from foreign exchange rate difference	Article 7.4.4, 11.1.4, 18.2 and 20.1 of the CIT Law of Mongolia	● <MNT 6.0b (~USD 1.7m) – 10% ● >MNT 6.0b – MNT 600 million (~USD 170,000) + 25% of the income over MNT 6 billion
Fees and charges for other banking services
Penalty/fines	Article 7.4.4, 11.1.1, 18.2 and 20.1 of the CIT Law of Mongolia
Interest income from securities (public offering),	Article 7.4.2, 9.1.4, 9.4, 18.6.3 and 20.2.5 of the CIT Law of Mongolia	5%
Interest income from securities (private placement)	Article 7.4.2, 9.1.4, 9.4, 18.6.3 and 20.2.1 of the CIT Law of Mongolia	10%, 20% (for interest paid to non-residents)
Income from the sale of immovable property	Article 7.4.3, 10.1.1, 9.4, 18.6.4 and 20.2.2 of the CIT Law of Mongolia	2%
Interest income from deposits placed with the BOM, and interest income from funds deposited in current and savings accounts with other banks and financial institutions.	Article 7.4.2, 9.1.4, 9.4, 18.6.3 and 20.2.1 of the CIT Law of Mongolia	10%

Tax Reductions.  According to the CIT Law of Mongolia, the following income may be exempted from corporate income tax:

1.	A taxpayer that reported its taxable incomes to be under MNT 1.5 billion in its year-end financial statement, operates in areas other than (i) exploration, mining, transportation, and sale of minerals and radioactive minerals; (ii) planting of tobacco plants, producing and importing of alcohol and tobacco; and (iii) manufacturing of petroleum products, importing and wholesale and retail trading of all types of fuel, and exploring, mining and selling of oil) and that was incorporated in accordance with the laws of Mongolia[2] shall be reduced by 90 percent (Article 22.1), This threshold was also amended by the latest amendment to MNT 2.5 billion;

2.	For a business entity that employs a person with a disability who has lost 50 percent or more of their working capacity, the corporate income tax on the entity’s income shall be reduced proportionally to the percentage of employees who are persons with disabilities (Article 22.5.6);

Value Added Tax (“VAT”):

The Value-Added Tax Law of Mongolia (the “VAT Law of Mongolia”), adopted on July 9, 2015 (as amended) and came into effect on January 1, 2016. This law was intended to incentivize taxpayers by allowing the citizens — taxpayers to recover up to 20.0% of the tax amount, subject to certain conditions. It further attempts to improve the system and procedures for collecting, processing and reporting data relating to the VAT payment by creating a consolidated registration system.

The law last amended on July 3, 2026, which will come into force and effect from January 1, 2027.

2	Additionally, a taxpayer benefiting from this tax reduction will not be eligible for the above reduction if its annual taxable income is up to MNT 300 million, in which case the CIT is 1%.

According to the VAT Law of Mongolia, a person whose sales income has reached MNT 50 million (approx. USD 13,951) or more during twelve (12) consecutive months must be registered as a VAT withholder and must pay VAT at the rate prescribed by VAT Law of Mongolia. The threshold for voluntary registration is MNT 10 million (approx. USD 2,799) of sales income. Pursuant to the latest amendment, this threshold was increased to MNT 400 million (approx. USD 111,608).

VAT at the rate of 10% is imposed on the supply of goods, services, and works imported, exported, and sold in Mongolia.

The VAT rate for all types of goods, work, and services exported by Mongolia is zero (0%) and an entity whose annual sales of goods, works, or services (excluding imports) is less than MNT 50 million (approx. USD 13,951) shall be exempt from VAT. Pursuant to the latest amendment, this annual sales amount was increased to MNT 400 million (approx. USD 111,608).

Exemptions.    In accordance with Article 13.5 of the VAT Law of Mongolia, the following types of services within the scope of banking services and activities are exempt from VAT.

●	loans transferred by banks, non-banking financial institutions and other legal entities to banks, special purpose companies or mortgage firms with the purpose of issuing asset-backed securities, and any title arising out of financial lease agreement (Art.13.1.14);

●	currency exchange service (Art.13.5.1);

●	banking services, such as the receipt or transfer of, or any dealing with, money, any security for money or any note or order for the payment of money and the operation of any savings account (Art.13.5.2);

●	services of insurance, insurance brokerage, reinsurance and registration of property (Art.13.5.3);

●	issue, transfer or sale, receipt of any securities and shares, and underwriting of such securities (Art.13.5.4);

●	loan grant services (Art.13.5.5);

●	interest of banks or non-banking financial institutions, savings and loan cooperatives, interest specified in Article 9.4[3] of the CIT Law also specified in Article10.1.3 of the CIT Law shares, securities, other financial instruments, financial lease interest, dividends, loan guarantee fees and insurance contract fee payment services (Art.13.5.7);

According to the above-mentioned exemptions, the banking services and activities of Bogd Bank are exempt from the VAT in Mongolia.

Immovable Property Tax (“IPT”):

The Immovable Property Tax Law of Mongolia (the “IPT Law of Mongolia”), adopted on November 17, 2000 (as amended) and came into effect on January 1, 2001. This law regulates the relations concerning the imposition of taxes on immovable property located within the territory of Mongolia and the payment of such taxes to the state budget.

For example, if Bogd Bank CJSC owns immovable property, it shall pay Immovable Property Tax (“IPT”). The IPT is an annual tax that varies between 0.6% and 2%, depending on the location, usage, size, market demand, and supply conditions of immovable properties.

The actual tax rate shall be determined within this range by the Citizens Representatives’ Khural (Council) of the relevant municipality, by considering the location, designation, size, status of the market needs, and requirements of the immovable property. The tax is levied on the value of the property reported with the State registration. If the property is unregistered, the insured value is used for the tax assessment purpose. In the absence of either a registered or insured value, the book value shall be used.

3	Article 9.4 of CIT Law states that “Income from interest specified in subparagraph 9.1.4 of this Law shall include incomes received from lenders in connection with all types of debt, payables, current and savings deposits, bank guarantees, loans, credits, bonds, debt instruments and their incentives, regardless of whether they are secured by pledge or not or whether the right for an interest in debtor’s assets is granted or nor, and other incomes deemed by the law as interest incomes.”

Law on Consumer Protection

The Law on Consumer Rights Protection of Mongolia (2003), as amended, provides a legal framework to safeguard the rights and interests of consumers in Mongolia. It applies to all parties engaged in the production, sale, and provision of goods and services, including banks, regardless of ownership type or nationality. The Law is designed to ensure that consumers are treated fairly, have access to accurate and transparent information, and are protected from unsafe products, deceptive practices, and unfair contractual terms.

Under this law, consumers are entitled to essential rights such as the right to safety, the right to be informed, the right to choose, and the right to be heard. Banks are required to provide clear and truthful information about their products and services, including pricing,. They must also ensure that products and services meet safety standards and do not pose risks to health or property.

The law prohibits misleading advertising, fraudulent sales tactics, and the sale of counterfeit or substandard goods. It also outlines procedures for resolving consumer complaints and disputes, including the roles of regulatory authorities and the mechanisms for compensation or redress. Enforcement is carried out by the Anti-Monopoly Agency of Mongolia, which is empowered to investigate violations, impose penalties, and monitor compliance (please see under Regulation relating the Competition below).

Law on Personal Data Protection

The Law on Personal Data Protection (2021), as amended, applies to all parties who collect, process or use personal data in Mongolia. It requires banks in their capacity as data controllers to obtain consent (or rely on other lawful grounds) when collecting or processing such information, to implement moderately stringent security measures, and to ensure appropriate handling of cross-border transfers. The law tasks the National Human Rights Commission of Mongolia and the Ministry of Digital Development, Innovation and Communications of Mongolia with oversight of data protection compliance, including receipt of complaints, review of security incidents, and the issuance of guidance. Banks being data controllers must maintain records of personal data processing, provide notice to data subjects (customers) in case of a data breach, and may be fined for unlawful processing or transfers.

Regulation relating to the Competition

The Law on Competition of Mongolia establishes the legal framework for promoting fair market competition and preventing monopolistic practices. It aims to foster a competitive environment for entrepreneurs by regulating activities that restrict or distort competition.

The law applies to all businesses in Mongolia, including banks, regardless of ownership or origin. Oversight and enforcement are carried out by the Anti-Monopoly Agency of Mongolia (AMA), which monitors compliance and investigates violations.

Legitimate Monopolistic and Dominant Business

●	Legitimate monopoly: When a single entity alone accounts for the total supply of particular goods to the market at the lowest average social cost, it is considered as a legitimate monopoly.

●	Dominant business: Supply of 1/3 or higher percentages of the productions, sales, or purchases of certain kinds of goods and products in the market by a single business, either solely or together with others or by inter-dependent body, shall be considered as a dominant business.

Irrespective of the thresholds prescribed above, if a business is capable of restricting and hindering entry of other businesses to the market and driving them out of the market, it can also be considered as having dominant market centralization and market power.

Pursuant to Article 7.1 of the Law on Competition, dominant businesses are prohibited from conducting the following dominating activities:

(i)	creating an artificial shortage of the particular goods and products, suspending and restricting volume of the productions and sales of goods and products;

(ii)	unreasonably setting too high prices for the goods and products;

(iii)	demanding additional conditions for sale from the entrepreneurs, selling same types of goods and products at differentiated prices on market, unreasonably refusing to sale a product. This restriction is not applicable to the price changes of goods and products that incorporated actual transportation costs depending on regional locations and to the bonuses for wholesale and retail buyers provided by manufacturers and suppliers;

(iv)	selling goods and products at prices lower than the actual costs, in order to prevent other entrepreneurs from entering into the market and to drive them out of the market;

(v)	refusing to establish business relationships with other entrepreneurs without actual economic and technical reasons, and setting unreasonable criteria;

(vi)	setting prices and territories within which the products may be resold;

(vii)	insisting on condition not to buy products of its competitors as a condition for sale of its own products;

(viii)	demanding other persons to sell their products to him/her/it (the dominant person) on a condition that may lead to the reduction of production and sale of those products;

(ix)	unreasonably demanding a transfer of other entrepreneur’s financial means, assets, their rights and labor force to the dominant person itself;

(x)	demanding competitors to restructure through merger to the dominant person, or consolidation, or division and separation;

(xi)	insisting on including conditions irrelevant to the subject of the contracts and agreements on certain types of goods and products in that contract, and setting differentiated conditions to other parties;

(xii)	during selling of products, attaching products that are not included in a regular set;

Further according to Article 8 of the Law on Competition, if a dominant entity is to be reorganized through a merger or consolidation with another entity, or intends to acquire more than 20% of the common shares or more than 15% of the preferred shares of a competing company, or plans to merge or consolidate with an affiliated party, it must submit an application to the AMA.

Finally, the law outlines procedures for investigating and resolving competition-related complaints, including the rights and obligations of both complainants and accused parties. It provides the AMA with the authority to conduct inspections, request information, and impose administrative sanctions or corrective measures where violations are found.

Labor and Employment

The Law of Mongolia on Labor (2021) governs employment matters in Mongolia, including employment in banks. It sets employment conditions, workplace standards, and defines employer and employee rights and obligations, including termination procedures.

Employment must be formalized by an employment agreement; other contract types for employment are prohibited. Employment is defined as a contractual relationship where the employee performs duties under the employer’s supervision at a designated workplace in exchange for salary and agreed working conditions.

MANAGEMENT

Set forth below is information concerning our directors, executive officers and other key employees.

Directors and Executive Officers	Age	Position/Title
Boldkhuyag Luvsanvandan	59	Director and Chairman of the Board of Directors
Saruul Ganbaatar	45	Director and Chief Executive Officer
BatUlzii Molomjamts	44	Chief Financial Officer
Philippe Cahen*	68	Independent Director Nominee
Narantuya Jambalsuren*	65	Independent Director Nominee
[●]*	[●]	Independent Director Nominee

*	Each of Philippe Cahen, Narantuya Jambalsuren and [●] has accepted appointment as our director, which will be effective immediately upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

The following is a brief biography of each of our executive officers and directors:

Boldkhuyag Luvsanvandan — Mr. Boldkhuyag Luvsanvandan is a director and the Chairman of the Board of Directors of the Company and of Bogd Bank. He is a co-founder of the Bodi Corporation, a  Mongolian private business group operating across multiple sectors including insurance, leasing and real estate intermediary services with over 25 years of experience in the Mongolian financial market. Amongst others, he has served as board member and Chairman of one of the largest banks in Mongolia,, and is the Honorary consul to the Kingdom of Sweden. Mr. Boldkhuyag graduated from the National University of Mongolia in 2012 with an Honarary Doctorate, from the Humboldt University Of Berlin in 1991, and from the Karl Marx University in 1986. We believe Mr. Luvsanvandan’s extensive leadership experience in the Mongolian financial industry, including as co-founder of Bodi Corporation and as a director of Bogd Bank, make him qualified to serve as a member of our board of directors.

Saruul Ganbaatar — Mr. Saruul Ganbaatar is a director and the Chief Executive Officer of the Company and of Bogd Bank. He has been the Chief Executive Officer of Bogd Bank since its incorporation in November 2014. Mr. Ganbaatar has 13 years of experience working in international financial institutions specializing in banking, economics, and investment strategy. Before joining Bogd Bank in 2014, he had been working in Mongolia as an Advisor at the Ministry of Finance of Mongolia and as Deputy CEO at the Mongolian Stock Exchange. Prior to that, he held a number of different roles in the financial industry in the United States, including as a Senior Banker at Mobium Mortgage Group, Derivatives Strategist at Rosenthal Collins Group and Head of Asia, Russia, and CIS Countries at AMP Futures. Mr. Ganbaatar graduated from Loyola University in 2004, with a Bachelor’s degree in Finance, Economics. We believe Mr. Gaanbaatar’s extensive leadership experience in the Mongolian financial industry, including his experience with Bogd Bank, with make him qualified to serve as a member of our board of directors and as our Chief Executive Officer.

BatUlzii Molomjamts — Mr. BatUlzii Molomjamts is the Chief Financial Officer of the Company. He currently holds the position of Director of Finance of Bogd Bank, our Operating Subsidiary. Prior to joining Bogd Bank, Mr. Molomjamts was the director of finance of the Mongolian Mortgage Corporation. Mr. Molomjamts graduated from the London School of Economics and Political Science in 2001 with a Bachelor’s degree in Political Economy, and from the University of Westminster in 2006 with a Master’s degree in International Relations. We believe Mr. Molomjamts’s extensive leadership experience in the Mongolian financial industry, including his experience with Bogd Bank and other financial institutions, with make him qualified to serve as our Chief Financial Officer.

Philippe Cahen — Mr. Philippe Cahen will serve as our independent director immediately upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Philippe Cahen is a Luxembourg-born international executive with decades of leadership experience in finance, telecommunications, and corporate governance across Europe and the United States, currently serving as Director for multiple global companies and Honorary Consul of Mongolia in Luxembourg since 2009. Mr. Cahen has over 40 years of experience in the financial field, and he has held a number of positions including as Managing Director at Continental Finance Group S.A., Senior Vice President at IMI International S.A., Luxembourg, Director at AirspaceIX Inc., Director at Curvalux (UK) Ltd., Director at Atalian Holdings S.à.r.l., and Director at CIM Banque S.A. We believe that Mr. Cahen’s experience as a director of Bogd Bank make him qualified to serve as an independent director for Bogd Cayman.

Narantuya Jambalsuren — Mrs. Narantuya Jambalsuren will serve as our independent director immediately upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mrs. Narantuya Jambalsuren has been an independent board member of Bogd Bank since its establishment. Mrs. Narantuya has economic and legal experience of over 15 years in which she held advisory roles in the International Finance Corporation since 2010, and over 10 years of experience in the Parliament of Mongolia. She graduated from Kuban State University of Russia in 1983. We believe that Mrs. Jambalsuren’s significant experience as a director of Bogd Bank and in the Mongolian financial industry make her qualified to serve as an independent director for Bogd Cayman.

[●] — [●]

Pursuant to our amended and restated articles of association as we expect them to become effective upon completion of this Offering, the minimum number of directors shall consist of not less than three persons and there shall be no maximum number of directors unless otherwise determined from time to time by the shareholders in a general meeting. Unless removed or re-appointed, each director shall hold office until the expiration of his term, or his resignation from the Board, or until his successor shall have been elected and qualified. At any annual general meeting held, our directors will be elected by a majority vote of shareholders eligible to vote at that meeting.

For additional information, see “Description of Share Capital”.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of 5 directors upon closing of this Offering.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. The directors must also exercise their powers only for a proper purpose. The directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Terms of Directors and Executive Officers

An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between us and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by or board of directors. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Employment Agreements

Bogd Bank JSC has entered into employment agreements with each of the following executive officers, which covers their appointment as executive officers of Bogd Cayman: Saruul Ganbaatar, and BatUlzii Molomjamts. Under such employment agreements, our executives typically serve for a term of 5 years, which can be extended. Compensation terms are as outlined in the agreement, and is subject to the terms and conditions of outlined in the Bank’s Wages and Compensation Policy and Performance Rating Policy. All employees are subject to additional benefits such as salary increases based on number of years of service, nomination for state awards, and other benefits as outlined in the Internal Labor Policy, including grants and allowances for maternity, marriage, bereavement, occupational accidents, and additional benefits such as sponsored health screening, paid time off, and phone and gas usage. Both the employee and the Bank may terminate the employment agreement as stipulated either in the employment agreement or the Labor Law of Mongolia. Typically, employees must provide 30 days’ notice prior to resignation. All employees are subject to customary confidentiality restrictions. Additionally, non-compete clauses in the employment agreement stipulate that the employee may not seek employment or create their own business in a similar sector as the Bank for 12 months after the termination.

Compensation of Directors and Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate, basis.

For the fiscal year ended December 31, 2025, we paid an aggregate of US$487,920 to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Qualification

There is currently no shareholding qualification for directors.

Insider Participation Concerning Executive Compensation

The board of directors of the registrant, which currently consists of Boldkhuyag Luvsanvandan and Saruul Ganbaatar, are making all determinations regarding executive officer compensation from the time the Company first entered into employment agreements with executive officers up until the time where the three independent directors will be installed.

Committees of the Board of Directors

A company of which more than 50% of the voting power held by a single entity is considered a “controlled company” under the NYSE American LLC Company Guide. A controlled company is not required to comply with the NYSE American LLC Company Guide requiring a board of directors to have a majority of independent directors to have independent audit, compensation, and nominating and corporate governance committees. Following the completion of this Offering, we will be a “controlled company” as defined under the NYSE American LLC Company Guide.

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee, and a nominating and corporate governance committee. We expect to adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Philippe Cahen, Narantuya Jambalsuren, and [●]. [●] will be the chairman of our audit committee. We have determined that each of our audit committee members satisfies the “independence” requirements under Sec. 803 of the NYSE American LLC Company Guide and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that [●] qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the NYSE American LLC Company Guide. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related-party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of Philippe Cahen, Narantuya Jambalsuren, and [●]. [●] will be the chairman of our compensation committee. We have determined that each of our compensation committee members satisfies the “independence” requirements of Sec. 803 of the NYSE American LLC Company Guide. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

●	selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Philippe Cahen, Narantuya Jambalsuren, and [●]. [●] will be the chairman of our nominating and corporate governance committee. We have determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of Sec. 803 of the NYSE American LLC Company Guide. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically in regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Code of Business Conduct and Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt: (i) a Code of Business Conduct and Ethics; (ii) an Insider Trading Policy that applies to our Directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions; and (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). We intend to disclose any amendments to the Policies, and any waivers of the Policies for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE American.

Corporate Governance

After the consummation of this Offering, we will qualify as a “foreign private issuer” under the SEC rules and NYSE American LLC Company Guide. As a foreign private issuer listed on the NYSE American, we are permitted to follow certain home country corporate governance practices in lieu of certain NYSE American practices. Following our home country corporate governance practices, as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE American, may provide less protection than is afforded to investors under the NYSE American rules applicable to domestic issuers. As of the date of this prospectus, we do not intend to follow any home country corporate governance practices in lieu of NYSE American practices.

Equity Incentive Plans

As of the date of this prospectus, we have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2025, we had no outstanding equity awards.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of our Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. The following table assumes that none of our officers, directors or 5% or greater beneficial owners of our Ordinary Shares will purchase shares in this Offering.

Holders of our Ordinary Shares are entitled to one (1) vote per Ordinary Share at a meeting of our shareholders or on any resolution of our shareholders. Holders of our Ordinary Shares are entitled to vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

Percentage of beneficial ownership of each listed person prior to this Offering is based on [●] Ordinary Shares outstanding as of the date of this prospectus. The percentage of Ordinary Shares beneficially owned after this Offering is based on [●] Ordinary Shares outstanding following the sale of [●] Ordinary Shares under this Offering, assuming the underwriters do not exercise their over-allotment option. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or greater of our Ordinary Shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

As of the date of this prospectus, none of our principal shareholders (defined as owners of 5% or more of our Ordinary Shares), i.e. Bogd Global Partners LLC, are located in the United States. All our officers, directors and principal shareholders will be subject to lock-up agreements. See “Shares Eligible for Future Sale — Lock-up agreements” on page 145.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering
Name of Beneficial Owner(1)	Number	%	Number	%
Directors and executive officers:
Boldkhuyag Luvsanvandan(2)		39.7%
Saruul Ganbaatar		5.1%
BatUlzii Molomjamts		-		-
Philippe Cahen		-		-
Narantuya Jambalsuren		-		-
[●]

All directors and executive officers as a group (six persons)

5% or Greater Shareholders:
Bogd Global Partners LLC(2)		79.5%
Saruul Ganbaatar		5.1%
Gem International LLC(3)		5.2%

(1)	Unless otherwise noted, the business address of each of the above entities or individuals is Bodi Tower 4th floor, Jigjidjav St. 3, Ulaanbaatar 15160, Mongolia.

(2)	Bogd Global Partners LLC, a company incorporated in Mongolia, is controlled by Mr. Bold Luvsanvandan and Mr. Boldkhuyag Luvsanvandan, with each owning 50% of Bogd Global Partners LLC. Mr. Bold Luvsanvandan and Mr. Boldkhuyag Luvsanvandan is deemed to hold [●] Ordinary Shares held through Bogd Global Partners LLC.

(3)	Gem International LLC, a company incorporated in Mongolia, is controlled by Tserenpuntsag Tsedendamba and Oigonjargal Bazarsad. As such, Tserenpuntsag Tsedendamba and Oigonjargal Bazarsad are deemed to hold [●] Ordinary Shares held through Gem International LLC.

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

In the ordinary course of business, from time to time, we carry out transactions and enter into arrangements with related parties. Our policy is to enter into transactions with related parties on terms that, as a whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, to which we were or will be a party and in which the other parties included or will include our directors, director nominees, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of any of the foregoing persons.

Upon completion of this Offering, assuming the underwriters do not exercise the over-allotment option, Bogd Global Partners LLC will hold [●]% of the combined total of our outstanding Ordinary Shares. Following the completion of this Offering, Bogd Global Partners LLC will hold [●]% and continue to have the power to approve any action requiring a vote of the majority of our Ordinary Shares and to elect all of our directors.

Material Transactions with Related Parties

The Company records transactions with various related parties. These related party balances as of June 30, 2026, December 31, 2025, 2024 and 2023 and transactions for the years ended December 31, 2025, 2024 and 2023 are identified as follows:

(1)	Nature of relationships with related parties

Name of Related Party	Relationship to the Company
Bogd Global Partners LLC (previously known as Bodi Capital LLC)	Controlling Shareholder
Bogd Capital Investment LLC	Shareholder
Other minority shareholders (2024: 20.39%; 2025: 13.42%)	Shareholder
Companies and individuals	Fellow subsidiaries and other related parties
Individuals	Beneficial owners and their immediate families
Key management personnel	Executive management and Board of Directors

(2)	Related Party Transactions

Interest income on loans and advances to customers *

		For the years ended December 31,
	June 30, 2026	2025	2024	2023
	MNT’000	MNT’000	MNT’000	MNT’000
Bodi Insurance LLC	680	6,777	3,891	1,864
Bodi Tower LLC	641,607	1,279,675	998,993	295,189
Bodi LLC	-	-	3,492	28,397
Other related parties	75,767	775,056	1,091,481	1,955,166
Beneficial owners and their immediate families	2,134	111,950	409,124	145,737
Key management personnel	121,203	241,801	237,292	301,183
Total	841,391	$2,415,259	$2,744,273	$2,727,536

*	This represents interest income earned by the Company on loans and advances it provided to the following related parties.

Interest expense on due to customers *

	As of	For the years ended December 31,
	June 30, 2026	2025	2024	2023
	MNT’000	MNT’000	MNT’000	MNT’000
Bodi Insurance LLC	1,900	72,547	12,059	5,664
Bodi Tower LLC	1,007	1,845	3,495	1,995
Other related parties	56,442	116,642	86,473	150,500
Beneficial owners and their immediate families	21,036	57,016	42,461	12,529
Key management personnel	138,925	176,562	193,293	187,755
Total	219,310	424,612	337,781	358,443

*	This represents interest expense incurred by the Company on deposits or funds received from the following related parties.

Dividend income and other income *

	As of	For the years ended December 31,
	June 30, 2026	2025	2024	2023
	MNT’000	MNT’000	MNT’000	MNT’000
Bodi Insurance LLC	64,060	57,608	30,993	22,785
Bogd Global Partners LLC	—	—	—	4,794,405
Other related parties	—	—	144,395	535,790
Beneficial owners and their immediate families	—	—	—	14,253
Key management personnel	—	—	—	26,288
Total	64,060	57,608	175,388	5,393,521

*	This represents dividend income and other income earned by the Company from its investments in, or transactions with, the following related parties.

Services obtained *

	As of	For the years ended December 31,
	June 30, 2026	2025	2024	2023
	MNT’000	MNT’000	MNT’000	MNT’000
Bogd Capital Investment LLC	—	—	3,000	—
Bodi Insurance LLC	—	—	57,627	53,474
Bodi Tower LLC	726,817	1,547,034	1,145,023	763,898
Bodi LLC	—	—	—	3,500
Other related parties	1,056	2,112	500,000	2,112
Total	727,873	1,549,146	1,705,650	822,984

*	This represents expenses incurred by the Company for services received from the following related parties.

(3)	Related Party Balances

Financial investments and other assets *

	As of	At December 31,
	June 30, 2026	2025	2024	2023
	MNT’000	MNT’000	MNT’000	MNT’000
Bodi Insurance LLC	962,272	979,329	1,023,226	1,381,660
Bogd Global Partners LLC	620,000	770,000	920,000	1,211,590
Bogd Capital Investment LLC	—	—	—	158,410
Bodi Tower LLC	—	—	—	2,800,000
Other related parties	105,000	105,000	105,000	3,503,740
Total	1,687,272	1,854,329	2,048,226	9,055,400

*	This represents the outstanding balances of financial investments and other assets held by the Company with the following related parties.

Loans and advances to customers *

	As of	At December 31,
	June 30, 2026	2025	2024	2023
	MNT’000	MNT’000	MNT’000	MNT’000
Bodi Insurance LLC	3,158	8,981	18,823	—
Bodi Tower LLC	7,431,841	7,190,803	6,811,009	1,672,814
Bodi LLC	—	—	—	112,053
Other related parties	801,292	6,896,720	5,145,936	6,387,742
Beneficial owners and their immediate families	469	24,351	2,387,897	1,567,575
Key management personnel	2,442,197	2,517,179	2,616,539	3,295,692
Total	10,678,957	16,638,034	16,980,204	13,035,876

*	This represents the outstanding balances of loans and advances provided by the Company to the following related parties.

Due to customers *

	As of	At December 31,
	June 30, 2026	2025	2024	2023
	MNT’000	MNT’000	MNT’000	MNT’000
Bogd Global Partners LLC	20,018	6,874	6,156	10,061
Bogd Capital Investment LLC	30,288	32,426	18,051	15,992
Bodi Insurance LLC	57,430	101,379	73,150	47,579
Bodi LLC	194	206	41	44
Bodi Tower LLC	223,331	35,241	23,210	33,037
Bodi Financial LLC	978	990	—	—
Other related parties	4,710,694	4,816,558	1,435,410	1,145,959
Beneficial owners and their immediate families	1,252,366	1,179,282	1,038,255	1,124,140
Key management personnel	3,169,233	2,273,456	3,595,011	2,121,277
Total	9,464,532	8,446,412	6,189,284	4,498,089

*	This represents the outstanding balances of funds deposited by, or payable by the Company to, the following related parties.

Financial guarantees and undrawn commitments to lend *

	As of	At December 31,
	June 30, 2026	2025	2024	2023
	MNT’000	MNT’000	MNT’000	MNT’000
Bodi Insurance LLC	44,105	44,105	39,356	—
Bodi Tower LLC	7,407	7,119	—	721
Other related parties	—	—	—	300,000
Beneficial owners and their immediate families	—	—	—	200,547
Key management personnel	—	—	—	50,944
Total	51,512	51,224	39,356	552,212

*	This represents the maximum potential amount of future loans that the Company has committed to provide, or financial guarantees it has issued on behalf of, the following related parties.

Terms and conditions of transactions with related parties

The above outstanding balances and transactions arose in the ordinary course of business. Outstanding balances except for financial investments and loans and advances to related parties at the period-end are unsecured.

Loans and advances to related parties are extended on terms substantially similar to those offered to independent third parties of comparable credit profiles. These loans generally bear interest at market-based rates and have contractual maturities ranging from short-term to long-term facilities. Depending on the credit risk profile, such loans may be secured by collateral, including real estate, cash deposits, vehicles or other non-financial assets.

Deposits from related parties are accepted on standard commercial terms consistent with those offered to non-related customers. Service transactions with related parties are conducted on an arm’s length basis, with pricing determined based on market conditions. Financial guarantees and undrawn commitments provided to related parties are subject to the Bank’s standard credit approval processes, risk assessments and collateral requirements, where applicable.

The Bank believes that all related party transactions are conducted on normal commercial terms, do not involve more than normal credit risk and are in the best interests of the Bank.

Policy Concerning Related Party Transactions

On [●], the Company’s board of directors approved the adoption of its related party transaction policy (the “Related Party Transaction Policy”), which sets forth, among others, the definition of a related party transaction and its review process which requires the submission of transaction details, including name of the related party, transaction value, timing of the transaction and nature of the transaction. All transactions determined to be a related party transaction under the Related Party Transaction Policy are submitted to the Audit Committee for review. The Audit Committee will review the related party transaction in its entirety with specific consideration to the independent nature between the related party and the transaction execution process, and that the execution of the transaction is in the best interest of the Company. If a related party transaction is a continuing transaction, the Audit Committee, at a minimum, will review the transaction on an annual basis.

DESCRIPTION OF SHARE CAPITAL

A copy of our Amended and Restated Memorandum and Articles of Association is filed as an exhibit to the registration statement of which this prospectus is a part.

We are a Cayman Islands exempted company with limited liability and our affairs will be governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is USD50,000.00 divided into 500,000,000 Ordinary Shares, with a par value of US$0.0001 each.

As of the date of this prospectus, there were [●] Ordinary Shares issued and outstanding.

Upon the closing of this offering, we will have [●] Ordinary Shares issued and outstanding. Our authorized share capital post-offering will be $[●] divided into [●] Ordinary Shares of par value of $0.0001 each.

Our amended and restated memorandum and articles of association will become effective from the date on which the Registration Statement becomes effective. The following are summaries of material provisions of our Amended and Restated Memorandum and Articles and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

History of Share Capital

On January 21, 2026, our Company was established under the laws of the Cayman Islands as an exempted company with limited liability, with one ordinary share subscribed for and issued initially issued to AGS Nominees 1 Limited, which was transferred to Bogd Global Partners LLC on January 21, 2026.

All directors, officers and 1% holders have agreed to enter into lock-up agreements.

Holders of Ordinary Shares are entitled to one vote per share. We will issue Ordinary Shares in this offering.

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Ordinary Shares

The following are summaries of material provisions of the Amended and Restated Articles of Association and of the Companies Act, insofar as they relate to the material terms of the Ordinary Shares assuming the completion of this offering.

Objects of the Company. Under the Amended and Restated Articles of Association, the objects of our Company are unrestricted and except as prohibited or limited by the laws of the Cayman Islands, our Company shall have full power and authority to carry out any object and shall have and be capable of from time to time and at all times exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate in any part of the world whether as principal, agent, contractor or otherwise.

Ordinary Shares. The Ordinary Shares are issued in registered form and are issued when registered in our Company’s register of members. Our Company may not issue shares to bearer. Our Company’s shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of the Ordinary Shares are entitled to such dividends as may be declared by the board of directors. The Amended and Restated Articles of Association provide that dividends may be declared and paid out of the funds of the Company lawfully available therefor. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of its share premium if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business.

General Meetings of Shareholders. As a Cayman Islands exempted company, our Company is not obliged by the Companies Act to call shareholders’ annual general meetings. Our Amended and Restated Articles of Association provide that it shall not (unless required by the Companies Act and the Designated Stock Exchange Rules), in each year hold a general meeting as its annual general meeting at such time and place as may be determined by our board of directors and, and shall specify the meeting as such in the notice calling it. A meeting of the Shareholders or any class thereof may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence at such meetings.

Extraordinary general meetings may be convened on the requisition of one or more shareholders holding, at the date of deposit of the requisition, not less than one tenth of the paid up capital of our Company having the right of voting at general meetings. Such requisition shall be made in writing to our board of directors or the secretary of our Company and deposited at the registered office of the Company for the purpose of requiring an extraordinary general meeting to be called by our board of directors for the transaction of any business specified in such requisition. Such meeting shall be held within two months after the deposit of such requisition. If within 21 days of such deposit, our board of directors fails to proceed to convene such meeting, the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of our board of directors shall be reimbursed to the requisitionist(s) by our Company.

Every general meeting of our Company shall be called by at least 10 clear days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and must specify the time, place and agenda of the meeting and particulars of the resolution(s) to be considered at that meeting and the general nature of that business.

Although a meeting of our Company may be called by shorter notice than as specified above, such meeting may be deemed to have been duly called if it is so agreed:

(i)	in the case of an annual general meeting, by all shareholders of our Company entitled to attend and vote thereat; and

(ii)	in the case of any other meeting, by a majority in number of the shareholders having a right to attend and vote at the meeting holding not less than 95% of the total voting rights at the meetings of all our shareholders.

All business transacted at an extraordinary general meeting shall be deemed special business. All business shall also be deemed special business where it is transacted at an annual general meeting, with the exception of the election of Directors which shall be deemed ordinary business.

No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, and continues to be present until the conclusion of the meeting.

The quorum for a general meeting shall be at least two shareholders entitled to vote and present in person (or in the case of a shareholder being a corporation, by our duly authorized representative) or by proxy representing not less than one-third (1/3) in nominal value of the total issued voting shares in our Company throughout the meeting.

Transfer of Ordinary Shares. Subject to the Companies Act and our Amended and Restated Articles of Association, all transfers of shares shall be effected by an instrument of transfer in the usual or common form or in such other form as our board of directors may approve and may be under hand or, if the transferor or transferee is a Clearing House (as defined in the Amended and Restated Articles of Association) (or its nominee(s)) or a central depository house (or its nominee(s)), under hand or by machine imprinted signature, or by such other manner of execution as our board of directors may approve from time to time.

Execution of the instrument of transfer shall be by or on behalf of the transferor and the transferee, provided that our board of directors may dispense with the execution of the instrument of transfer by the transferor or transferee or accept mechanically executed transfers. The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register of members of our Company in respect of that share.

Our board of directors may, in our absolute discretion, decline to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve or on which our Company has a lien. It may also decline to register a transfer of any share issued under any share option scheme upon which a restriction on transfer subsists or a transfer of any share to more than four joint holders.

Our board of directors may decline to recognize any instrument of transfer unless a certain fee, up to such maximum sum as NYSE American may determine to be payable, is paid to our Company, the instrument of transfer is properly stamped (if applicable), is in respect of only one class of share and is lodged at our registered office or the place at which the principal register is located accompanied by the relevant share certificate(s) and such other evidence as our board of directors may reasonably require is provided to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do).

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of NYSE American, be suspended at such times and for such periods (not exceeding in the whole thirty days in any year) as our board of directors may determine.

Fully paid shares shall be free from any restriction on transfer (except when permitted by NYSE American) and shall also be free from all liens.

Procedures on liquidation. A resolution that our Company be wound up by the court or be wound up voluntarily shall be a special resolution of our shareholders.

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:

(i)	if our Company is wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital paid up on the shares held by them respectively; and

(ii)	if our Company is wound up and the surplus assets available for distribution among the members are insufficient to repay the whole of the paid-up capital, such assets shall be distributed, subject to the rights of any shares which may be issued on special terms and conditions, so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up on the shares held by them, respectively.

If our Company is wound up (whether the liquidation is voluntary or compelled by the court), the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Act, divide among the members in specie or kind the whole or any part of the assets of our Company, whether the assets consist of property of one kind or different kinds, and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be so divided and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator thinks fit, but so that no member shall be compelled to accept any shares or other property upon which there is a liability.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.    The board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Shares. Subject to the Companies Act, the Amended and Restated Articles of Association, and, where applicable, the NYSE American listing rules or any other law or so far as not prohibited by any law and subject to any rights conferred on the holders of any class of Shares, any power of our Company to purchase or otherwise acquire all or any of its own Shares (which expression as used in the Amended and Restated Articles of Association includes redeemable Shares) be exercisable by our board of directors in such manner, upon such terms and subject to such conditions as it thinks fit.

Subject to the Companies Act, the Amended and Restated Articles of Association, and to any special rights conferred on the holders of any Shares or attaching to any class of Shares, Shares may be issued on the terms that they may, at the option of our Company or the holders thereof, be liable to be redeemed on such terms and in such manner, including out of capital, as our board of directors may deem fit.

Variations of Rights of Shares. Whenever the capital of our Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. The Amended and Restated Articles of Association authorizes the board of directors to issue additional Ordinary Shares from time to time as the board of directors shall determine, to the extent of available authorized but unissued shares.

Inspection of Books and Records. Our shareholders have no general right to inspect or obtain copies of the register of members or corporate records of our company. They will, however, have such rights as may be set out in the Amended and Restated Articles of Association.

Exempted Company. Our Company is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies in the Cayman Islands;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 or 30 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, statement setting out the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved, in the case of a shareholder scheme, by seventy-five percent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and, in the case of a creditor scheme, a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of thatcting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months after the making of the offer, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Articles of Association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, upon the completion of the offering, our Company will enter into indemnification agreements with the directors and executive officers that provide such persons with additional indemnification beyond that provided in its Amended and Restated Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands exempted company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands exempted company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our Company’s Amended and Restated Articles of Association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our Amended and Restated Articles of Association or may be taken by written consent of the shareholders without a meeting in accordance with our Company’s Amended and Restated Articles of Association.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with rights to requisition a general meeting nor any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Amended and Restated Articles of Association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than one tenth of the paid up capital of our company having the right of voting at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, the Amended and Restated Articles of Association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, the Amended and Restated Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Amended and Restated Articles of Association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of the shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and the Amended and Restated Articles of Association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Amended and Restated Articles of Association, if its share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a special resolution at a separate meeting of the holders of the shares of that class.

Amendment of Constitutional Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, the Amended and Restated Articles of Association may only be amended with a special resolution of its shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by the Amended and Restated Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on its shares. In addition, there are no provisions in the Amended and Restated Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Anti-money Laundering — Cayman Islands. In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering (Amendment) Regulations of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

●	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

●	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

●	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands — Privacy Notice. This privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you believe your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

Cayman Islands Economic Substance

The Cayman Islands enacted the ES Act together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. Under the ES Act, if a company is considered to be a “relevant entity” and is conducting one or more of the nine “relevant activities” then that company will be required to comply with the economic substance requirements in relation to the relevant activity from 1 July 2019. All companies whether a relevant entity or not is required to file an annual report in the Cayman Islands with the Companies Registry confirming whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Listing

We have applied to have the Ordinary Shares listed on the NYSE American under the symbol “BOGD”. We cannot guarantee that we will be successful in listing our Ordinary Shares on NYSE American; however, we will not complete this offering unless we are listed on the NYSE American.

Transfer Agent

The transfer agent of our Ordinary Shares is [        ] located at [        ].

SHARES ELIGIBLE FOR FUTURE SALE

Before this Offering, there was no established public market for our Ordinary Shares, and while we will apply for approval to have our Ordinary Shares listed on the NYSE American, we cannot assure you that a liquid trading market for the Ordinary Shares will develop or be sustained after this Offering. Future sales of substantial amounts of our Ordinary Shares in the public markets after this Offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our Ordinary Shares currently outstanding will be available for sale immediately after this Offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our Ordinary Shares, including Ordinary Shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ordinary shares and our ability to raise equity capital in the future.

Upon the closing of this Offering, we will have [●] outstanding Ordinary Shares. Of that amount, [●] Ordinary Shares will be publicly held by investors participating in this Offering, and [●] Ordinary Shares will be held by our existing shareholders, some of whom may be our affiliates as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the Ordinary Shares sold in this Offering will be freely transferable by persons other than our affiliates in the United States without restriction or further registration under the Securities Act. Ordinary Shares purchased by one of our affiliates may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The Ordinary Shares held by existing shareholders are, and any Ordinary Shares issuable upon exercise of options outstanding following the completion of this Offering will be, restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Rule 144

All of our Ordinary Shares that will be issued and outstanding upon completion of this Offering, other than those Ordinary Shares sold in this Offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the U.S. only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, persons who have beneficially owned restricted Ordinary Shares for at least six (6) months, and any affiliate of the company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person, who is not deemed to have been one of our affiliates at the time of, or at any time during the three (3) months preceding, may sell an unlimited number of restricted securities under Rule 144 if:

(i)	the restricted securities have been held for at least six (6) months, including the holding period of any prior owner other than one of our affiliates;

(ii)	we have been subject to the reporting requirements under Exchange Act for a period of at least ninety (90) days immediately before the sale; and

(iii)	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three (3) months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three (3) months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three (3) month period only that number of securities that does not exceed the greater of either of the following:

(i)	1% of the number of Ordinary Shares then outstanding, which will equal approximately [●] Ordinary Shares immediately after the closing of this Offering; or

(ii)	the average weekly trading volume of our Ordinary Shares in the form of Ordinary Shares on the NYSE American during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three (3) months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six (6) month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 of the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. If any of our employees, executive officers or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until ninety (90) days after the date of this prospectus before selling any such shares. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expire.

Lock-up Agreements

We have agreed that for a period ending 180 days after the closing of this Offering, without the prior written consent of the underwriters, we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock, (iii) complete any offering of debt securities, other than entering into a line of credit with a traditional bank or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our shares, whether any such transaction described in clause (i), (ii) (iii) or (iv) above is to be settled by delivery of our shares or such other securities, in cash or otherwise, except issuances pursuant to the exercise of a share option or warrant or the conversion of a security outstanding on the date hereof and certain other exceptions.

Each of our directors and executive officers, and holders of 1% or more of our outstanding Ordinary Shares has agreed, subject to some exceptions, not to (i) offer, pledge, sell, contract to sell, grant, lend or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, whether now owned or hereafter acquired by such person or with respect to which such person has or hereafter acquires the power of disposition; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; (iii) make any demand for or exercise any right with respect to the registration of any such securities; or (iv) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any such securities, without the prior written consent of the underwriters for a period ending 180 days after the closing of this Offering. After the expiration of the 180-day period, Ordinary Shares held by our directors and executive officers, and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions will continue to apply until the expiration of the 180-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless, with respect to the restricted period applicable to us, our directors and executive officers and our existing beneficial owners of 1% or more of our outstanding Ordinary Shares, such extension is waived by the underwriters.

TAXATION

The following are certain material Cayman Islands tax, Mongolia tax and U.S. federal income tax considerations relevant to an investment in our Shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding the Cayman Islands, Mongolia, U.S. federal, state and local, and non-U.S. tax consequences of owning and disposing of our Shares in their particular circumstances.

Cayman Islands Taxation

The statements made herein regarding Cayman Islands tax considerations are the opinion of Appleby, our Cayman Islands legal counsel.

Pursuant to section 6 of the Tax Concessions Act (as revised) of the Cayman Islands, the Company has obtained an undertaking from the Financial Secretary that:

(i)	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to the Company or its operations; and

(ii)	no tax be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by the Company:

(aa)	on or in respect of the shares, debentures or other obligations of the Company; or

(bb)	by way of the withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Act (as revised).

The undertaking for the Company is for a period of 30 years from 27 January 2026.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

Payments of dividends and capital in respect of our Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Shares, nor will gains derived from the disposal of our Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Shares or on an instrument of transfer in respect of our Shares, so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

Singapore Taxation

The statements made herein regarding taxation are general in nature and based on certain aspects of current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date of this prospectus and are subject to any changes in such laws or administrative guidelines, or in the interpretation of these laws or guidelines, occurring after such date, which could be made on a retrospective basis. These laws and guidelines are also subject to various interpretations and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below. The statements below are not to be regarded as advice on the tax position of any holder of our Ordinary Shares or of any person acquiring, selling or otherwise dealing with our Ordinary Shares or on any tax implications arising from the acquisition, sale or other dealings in respect of our Ordinary Shares. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our Ordinary Shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective holders of our Ordinary Shares are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of our Ordinary Shares. The statements below regarding the Singapore tax treatment of dividends received in respect of our Ordinary Shares are based on the assumption that the Company is tax resident in Singapore for Singapore income tax purposes. It is emphasized that neither the Company nor any other persons involved in this prospectus accepts responsibility for any tax consequences or liabilities resulting from the subscription for, purchase, holding or disposal of our Ordinary Shares.

Individual Income Tax

Individual taxpayers who are Singapore tax residents are subject to tax on income accrued in or derived from Singapore. All foreign-sourced income (except for income received through a partnership in Singapore) received on or after January 1, 2004 in Singapore by tax resident individuals will be exempt from tax. Certain Singapore-sourced investment income (such as interest from debt securities) derived by tax resident individuals on or after January 1, 2004 from certain financial instruments (other than income derived through a partnership in Singapore or from the carrying on of a trade, business or profession) will be exempt from tax.

A Singapore tax resident individual is taxed at progressive rates ranging from 0% to a maximum rate of 24.0% (for chargeable income exceeding S$1,000,000) after deduction of qualifying personal reliefs where applicable, with effect from the year of assessment 2024.

Non-resident individuals, subject to certain exceptions, are generally subject to income tax on income accrued in or derived from Singapore at 24.0%, except that Singapore employment income is taxed at 15.0% or at the progressive resident rates, whichever yields a higher tax. However, Singapore does not tax capital gains. A non-resident individual (other than a director, a public entertainer or a professional) exercising a short-term employment in Singapore for not more than 60 days may be exempt from tax in Singapore.

An individual is regarded as a tax resident in Singapore if in the calendar year preceding the year of assessment, he or she was physically present in Singapore or exercised employment in Singapore (other than as a director of a company) for 183 days or more, or if he or she ordinarily resides in Singapore except for such temporary absences therefrom as may be reasonable and consistent with a claim by such person to be resident in Singapore.

Corporate Income Tax

Generally, a company is considered a Singapore tax resident for a particular year of assessment if the control and management of its business was exercised in Singapore in the preceding calendar year. Usually, the location of the company’s board of directors meetings where strategic decisions are made determines where the control and management is exercised. Such control and management of the business is generally not be deemed to be in Singapore if physical board meetings are conducted outside of Singapore. Strategic decisions made via teleconference or video conference will generally be regarded as exercised in Singapore if at least 50.0% of the directors with authority to make strategic decisions are physically present in Singapore during the meeting or the chairman of the board (if appointed) is physically in Singapore during the meeting. Where board resolutions are passed in the form of written consent signed by the directors each acting in their own jurisdictions it is possible that the place of de facto control and management will be considered to be where the majority of the board are located when they sign such consent.

A Singapore tax resident company is subject to Singapore income tax on income accruing in or derived from Singapore and on foreign-sourced income received or deemed to be received in Singapore, unless certain exemptions apply.

Foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in Singapore by a Singapore tax resident company is exempt from Singapore income tax if the following conditions are met:

(i)	such income is subject to tax of a similar character to income tax (by whatever name called) or qualified domestic minimum top-up tax (but disregarding any excluded top-up tax), under the law of the territory from which such income is received;

(ii)	at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) (but disregarding any excluded top-up tax or qualified domestic minimum top-up tax) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%; and

(iii)	the Comptroller is satisfied that the tax exemption would be beneficial to the Singapore tax resident company.

The corporate tax rate in Singapore is currently 17%. From YA 2020 onwards, three-quarters of a company’s first S$10,000 of its normal chargeable income, and half of its next S$190,000 of normal chargeable income are exempt from corporate tax.

Newly incorporated companies will also, subject to certain conditions and exceptions, be eligible for tax exemption on three-quarters of the company’s first S$100,000 of normal chargeable income, and half of its next $100,000 of normal chargeable income, for each of the company’s first three YAs falling in or after YA 2020.

Dividend Distributions

Under Singapore’s one-tier corporate tax system, dividends paid by a Singapore tax resident company are exempt from Singapore income tax in the hands of its shareholders, regardless of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Gains on Disposal of our Ordinary Shares

Singapore does not impose tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our Ordinary Shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which the IRAS regards as the carrying on of a trade or business in Singapore.

Holders of our Ordinary Shares who apply, or who are required to apply, the Singapore Financial Reporting Standard (“FRS”) 39, FRS 109 or Singapore Financial Reporting Standard (International) 9 (“SFRS(I) 9”) (as the case may be) may for the purposes of Singapore income tax be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39, FRS 109 or SFRS(I) 9 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal of our Ordinary Shares is made.

Holders of our Ordinary Shares should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of our Ordinary Shares.

Estate Duty

Singapore estate duty was abolished with respect to all deaths occurring on or after February 15, 2008.

Mongolia Taxation

Under the General Law of Mongolia on Taxation, the Corporate Income Tax Law of Mongolia (“CIT Law”) and other relevant laws and regulations, corporate income tax (“CIT”) is levied on taxpayers. Mongolian resident and non-resident business entities based on their annual income, using a progressive-rate scale that ranges from one to twenty-five per cent. (1% to 25%). In Mongolia, resident business entities are taxable on aggregate annual income earned worldwide unless the income is specifically exempt.

Resident business entities in Mongolia include: (i) business entities incorporated in accordance with the laws of Mongolia and (ii) foreign business entities whose governing bodies are in Mongolia. A foreign business entity is deemed to have its governing body in Mongolia — and thus qualifies as a Mongolian resident taxpayer — if it meets three or more of the following criteria:

●	a shareholder, or more than 50 percent of shareholders exercising their rights and obligations as shareholders directly or indirectly through their representatives, reside in Mongolia;

●	more than 50 percent of shareholders’ meetings over the past consecutive four years have been held in Mongolia;

●	the accounting and financial documents are kept in Mongolia;

●	at least 25 percent of the members of the Board of Directors, or those exercising their rights and obligations directly or indirectly through their representatives, reside in Mongolia;

●	not less than 60 percent of total sales income have been earned in Mongolia or sourced from Mongolia.

Accordingly, if the parent company incorporated in the Cayman Islands meets three or more of the criteria mentioned above, it will be qualified as a Mongolian resident taxpayer for CIT purposes. In such case, pursuant to Article 7.1 of the CIT Law, “a taxpayer residing in Mongolia shall be subject to corporate income tax on income earned within Mongolia, sourced from Mongolia, and from foreign sources during a tax year”. This means the Cayman parent company would be liable for CIT on its total worldwide income, including dividend income. (For the applicable corporate income tax rates on various types of income, please refer to the “Corporate Income Tax (CIT)” sub-section under the “Regulation” section of this prospectus).

For example, if the Cayman parent company receives dividends from its wholly owned subsidiary incorporated in Singapore (which, in turn, is the parent of Bogd Bank CJSC), such dividend income would be subject to CIT at a rate of 10% under the CIT Law, assuming the Cayman entity qualifies as a Mongolian tax resident.

Non-resident business entities carrying out business activities in Mongolia are taxable on the income earned in the territory of Mongolia or from Mongolian sources (in such case, the Mongolian income payer must withhold applicable income tax). Under Mongolian law, non-resident business entities — taxpayers include: (i) foreign business entities operating in Mongolia through a permanent establishment (“PE”); and (ii) foreign business entities earning income in Mongolia or from Mongolian sources without a PE. Additionally, under the CIT Law, incomes earned from Mongolian sources include:

●	income paid by a Mongolian tax resident and/or PE in Mongolia to a non-resident taxpayer for goods sold in Mongolia or for work performed or services provided (directly or electronically), (Art.4.1.7(a));

●	income earned by a non-resident taxpayer from sport, arts, culture, and other events held in Mongolia (Art.4.1.7(b));

●	dividends paid by a Mongolian resident taxpayer to a non-resident taxpayer (Art.4.1.7(c));

●	interest paid or transferred by state or local administrative bodies, Mongolian tax residents, or PEs to a non-resident (Art.4.1.7(d));

●	income from the sale, transfer, or lease of an asset or associated right in Mongolia that is possessed, used, or owned by a non-resident (Art.4.1.7(e));

●	royalty income, income from the lease, or use of movable and immovable property, or intangible assets, finance lease interest, or income from technical, management, consulting, and other services provided by a Mongolian resident to a non-resident (Art.4.1.7(f));

●	income transferred by a Mongolian PE to its non-resident head office (Art.4.1.7(g));

●	income from the sale or transfer of an asset, associated rights possessed, used or owned by a Mongolian PE of a non-resident (Art.4.1.7(h));

●	income earned by a non-resident from the sale or lease of movable and immovable property or intangible assets used by a Mongolian PE (Art.4.1.7(i)), and

●	other income equivalent to the above (Art.4.1.7(j)).

We believe that investors (shareholders) of the Cayman Islands parent company would not qualify as Mongolian resident taxpayer for Mongolian tax purposes and, accordingly, would not be subject to taxation in Mongolia. Also, the parent company incorporated in the Cayman Islands would not be subject to Mongolian taxation unless it meets the residency criteria mentioned above.

If the Mongolian operating company (i.e., Bogd Bank CJSC) distributes dividends to its shareholder — the Singapore-based parent company — that shareholder would be subject to withholding CIT in accordance with the CIT Law. Additionally, the dividend distributed by Bogd Bank CJSC to the shareholder would be regarded as income sourced from Mongolia. Accordingly, the dividends shall be subject to withholding CIT at the following rate:

Source of Income	Applicable law	Applicable tax rate (%)
Dividends	Articles 4.1.7(c), 18.6.8 and 20.2.4 of the CIT Law of Mongolia	20

However, the Government of Mongolia and the Government of the Republic of Singapore entered into a Double Taxation Treaty (the “Singapore-Mongolia Double Taxation Treaty”), on October 10, 2002, for the avoidance of double taxation and prevention of fiscal evasion with respect to taxes on income.

Therefore, under the Singapore-Mongolia Double Taxation Treaty, a reduced withholding tax rate applies:

●	five per cent (5%) if the Singaporean shareholder owns at least 25% of the Mongolian company.

●	Ten per cent (10%) in all other cases.

Certain Material United States Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Ordinary Shares. This summary applies only to U.S. Holders that hold our Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect (whether final, temporary, or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	taxpayers that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	the Company’s officers or directors;

●	holders who are not U.S. Holders;

●	persons that actually or constructively own 5% or more of the total combined voting power or total value of all classes of our stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Persons considering an investment in our Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Ordinary Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the discussion below under “Passive Foreign Investment Company Rules,” any distributions paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Ordinary Shares. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a passive foreign investment company (“PFIC”) for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including the NYSE American. The United States has not entered into a comprehensive tax treaty with either Malaysia or the Cayman Islands. However, it is our intention that our Ordinary Shares will be approved for listing on a national securities exchange in the United States (such as the NYSE American). If we are listed on a national securities exchange in the United States and otherwise meet the above requirements, dividends we pay on our Ordinary Shares would generally be eligible for the reduced rates of taxation described in this paragraph, unless we were a PFIC. It is unclear whether dividends that we pay on our Ordinary Shares will meet the conditions required for the reduced tax rate, and there can be no assurances as to whether Ordinary Shares will be readily tradable on an established securities market in the United States for our current taxable year or any subsequent taxable year. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares.

Dividends paid with respect to our Ordinary Shares will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long term if the Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, generally, cash and cash equivalents may be categorized as passive assets and the company’s goodwill and other unbooked intangibles may be categorized as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets, and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Ordinary Shares, which could be volatile). Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual IRS Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below (the “underwriters”) for whom D. Boral Capital LLC (“D. Boral”) is acting as the representative have severally agreed to purchase from us on a firm commitment basis the following respective number of Ordinary Shares at the public price less the underwriting discounts set forth on the cover page of this prospectus.

Underwriters	Number of Shares
D. Boral Capital LLC
Total

The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Ordinary Shares included in this Offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this Offering (other than those covered by the over-allotment option described below) if any of the Ordinary Shares are taken by them. Ordinary Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any Ordinary Shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $[●] per share. If all of the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The underwriters have advised us that they do not intend to make sales to discretionary accounts.

If the underwriters sell more Ordinary Shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 45 days from the closing of this Offering, to purchase up to [●] additional Ordinary Shares at the initial public offering price of $[●] per Ordinary Share less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this Offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any Ordinary Shares issued or sold under the option will be issued and sold on the same terms and conditions as the other Ordinary Shares that are the subject of this Offering.

In connection with the Offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Ordinary Shares. They may also cause the price of the Ordinary Shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Fees, Commissions and Expense Reimbursement

We have agreed to pay the underwriters a fee equal to (i) seven percent (7.0%) of the gross proceeds of the Offering from investors introduced by the underwriters and (ii) four percent (4.0%) of the gross proceeds of the Offering from investors introduced by us. The underwriters propose initially to offer the Ordinary Shares to the public at the offering price set forth on the cover page of this prospectus and to dealers at those prices less the aforesaid fee (“underwriting discount”) set forth on the cover page of this prospectus. If all of the Ordinary Shares offered by us are not sold at the offering price, the underwriters may change the offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the underwriting fees/commission payable to the underwriters at an initial public offering price of $[●] per Ordinary Share:

	Per Ordinary Share	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Public offering price	$	$	$
Underwriting fees and commissions (7.0% or 4.0%)	$	$	$
Non-accountable expense allowance (0.5%)	$	$	$
Proceeds, before expenses, to us	$	$	$

In addition, we have agreed to pay to the underwriters certain accountable out-of-pocket expenses related to the Offering, including but not limited to, up to $20,000 of D. Boral’s actual accountable road show expenses and due diligence expenses for this Offering, up to $29,500 cost associated with D. Boral’s use of Ipreo’s book building, prospectus tracking and compliance software for this Offering, the cost associated with bound volumes of this Offering materials in an aggregate amount not to exceed $5,000, up to $200,000 of fees for legal counsels of D. Boral and other underwriters, and up to $10,000 of all fees, expenses and disbursements relating to background checks of our directors and officers. In the event there is not a closing of this Offering, D. Boral’s total external counsel legal costs, any background check costs, any due diligence costs and any non-accountable expenses included (including, but not limited to, travel, meals, rides and required licenses) is subject to a cap of $100,000. In addition, 0.5% of the gross proceeds of this Offering is payable to D. Boral at the closing for non-accountable expenses.

Tail Financing

D. Boral shall be entitled to a cash fee equal to seven percent (7.0%) of the gross proceeds received by the Company from the sale of any equity, debt and/or equity derivative instruments to any investor actually introduced to the Company by D. Boral during the Engagement Period (as hereinafter defined) in connection with any public or private financing or capital raise (each, a “Tail Financing”) and such Tail Financing is consummated at any time during the Engagement Period or within the fifteen (15) month period following the expiration or termination of the Engagement Period, provided that such Tail Financing is by a party actually introduced to us by D. Boral. “Engagement Period” means the period beginning on July 31, 2025 and ending on the earlier to occur of (i) July 31, 2026 and (ii) the final closing of this Offering; provided, however, that no fee shall be paid to D. Boral in connection with a Tail Financing if the Engagement Letter dated as of July 31, 2025 between the underwriters and the Company (the “Engagement Agreement”) is terminated by the Company for “cause”, as defined in the Engagement Agreement. For purposes of the Engagement Agreement, “cause” includes material failure by D. Boral to provide the underwriting services contemplated by the Engagement Agreement, as provided in FINRA Rule 5110(g)(5)(B), as well as fraud, illegality, or willful misconduct or gross negligence on the part of D. Boral.

Right of First Refusal

We have agreed to grant to D. Boral, for the [__] month period following the closing of this Offering, an irrevocable right of first refusal to act as lead investment banker, lead book runner and/or lead placement agent, at D. Boral’s discretion, for each and every future public and private equity offering in the United States, including, but not limited to, all equity-linked offerings (a “Subject Transaction”) during such [__] month period by us, or any successor to or any subsidiaries of our company on terms and conditions customary to D. Boral for such Subject Transaction. D. Boral shall have the sole right to determine whether any other broker dealer shall have the right to participate in a Subject Transaction and the economic terms of such participation.

Restrictions on Sale of Securities

The Company has agreed in the underwriting agreement that, for a period of 180 days from the closing of this Offering, without the prior written consent of the underwriters, it shall not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (iii) complete any offering of debt securities, other than entering into a line of credit with a traditional bank; or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our shares, whether any such transaction described in clause (i), (ii) (iii) or (iv) above is to be settled by delivery of our shares or such other securities, in cash or otherwise, except issuances pursuant to the exercise of a share option or warrant or the conversion of a security outstanding on the date hereof and certain other exceptions.

Lock-Up Agreements

In addition, each of our directors, officers and 1% or more of our outstanding Ordinary Shares prior to the Offering have agreed that for a period of 180 days from the closing of this Offering (the “Lock-Up Period”), subject to certain exceptions, not to directly or indirectly, (i) offer, pledge, sell, contract to sell, grant, lend or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company, whether now owned or hereafter acquired by such person or with respect to which such person has or hereafter acquires the power of disposition; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; (iii) make any demand for or exercise any right with respect to the registration of any such securities; or (iv) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any such securities.

Pricing of This Offering

Prior to this Offering, there has been no public market for our Ordinary Shares. The initial public offering price of our Ordinary Shares was determined through negotiations between us and the underwriters. The factors considered in these negotiations include prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our Ordinary Shares in this Offering does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of our Company.

Based on the above valuation factors and the number of Ordinary Shares outstanding, our initial public offering price is $[●] per Ordinary Share for this Offering.

An active trading market for our Ordinary Shares may not develop. It is possible that after this Offering our Ordinary Shares will not trade in the public market at or above the initial public offering price.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Price Stabilization, Short Positions and Penalty Bids

To facilitate this Offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Ordinary Shares during and after the Offering. Specifically, the underwriters may over-allot or otherwise create a short position in our Ordinary Shares for their own account by selling more Ordinary Shares than we have sold to the underwriters. The underwriters may close out any short position by either exercising its option to purchase additional shares or purchasing shares in the open market.

In addition, the underwriters may stabilize or maintain the price of our Ordinary Shares by bidding for or purchasing shares or warrants in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to broker-dealers participating in this Offering are reclaimed if shares previously distributed in this Offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of our Ordinary Shares at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our Ordinary Shares to the extent that it discourages resales of our Ordinary Shares. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the NYSE American or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Ordinary Shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Passive Market Making

In connection with this Offering, the underwriters may engage in passive market making transactions in our Ordinary Shares on the NYSE American in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Affiliations

Each underwriter and its respective affiliates are a full-service financial institution engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The underwriters may in the future receive customary fees and commissions for these transactions. We have not engaged the underwriters to perform any services for us in the previous 180 days, nor do we have any agreement to engage the underwriters to perform any services for us in the future, subject to the right to act as an advisor as described above.

In the ordinary course of its various business activities, each underwriter and its respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for its own account and for the accounts of its customers, and such investment and securities activities may involve securities and/or instruments of the issuer. Each underwriter and its respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Electronic Offer, Sale and Distribution

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members. The underwriters may agree to allocate a number of securities to selling group members for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors. In connection with the Offering, the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the Offering arising under the Securities Act and the Exchange Act and to contribute to payments that the underwriters may be required to make for these liabilities. In the opinion of the SEC, we have been advised that indemnification of liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore unenforceable.

Listing

We have reserved the symbol “BOGD” for purposes of listing our Ordinary Shares on the NYSE American and plan to apply to list our Ordinary Shares on the NYSE American. Upon listing, we are subject to continued listing requirements and corporate governance standards. We expect these rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in Australia

This prospectus:

●	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

●	has not been, and will not be, lodged with the Australian Securities and Investments Commission (the “ASIC), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

●	does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

●	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The Ordinary Shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the Ordinary Shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any Ordinary Shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the Ordinary Shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of Ordinary Shares under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the Ordinary Shares you undertake to us that you will not, for a period of 12 months from the date of issue of the Ordinary Shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Canada

Resale restrictions. The distribution of the Ordinary Shares in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Ordinary Shares are made. Any resale of the Ordinary Shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian purchasers. By purchasing Ordinary Shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

●	the purchaser is entitled under applicable provincial securities laws to purchase the Ordinary Shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 — Prospectus Exemptions;

●	the purchaser is a “permitted client” as defined in National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations;

●	where required by law, the purchaser is purchasing as principal and not as agent; and

●	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest. Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 — Underwriting Conflicts from having to provide certain conflict of interest disclosure in this prospectus.

Statutory Rights of Action. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this prospectus contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights. All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment. Canadian purchasers of Ordinary Shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Ordinary Shares in their particular circumstances and about the eligibility of the Ordinary Shares for investment by the purchaser under relevant Canadian legislation.

Notice to Prospective Investors in Cayman Islands

No invitation, whether directly or indirectly may be made to the public in the Cayman Islands to subscribe for the Ordinary Shares or our Ordinary Shares. This prospectus does not constitute a public offer of the Ordinary Shares or Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. Neither Ordinary Shares nor Ordinary Shares have been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Notice to Prospective Investors in Dubai International Financial Centre (the “DIFC”)

This prospectus relates to an Exempt Offer of the Dubai Financial Services Authority (the “DFSA”), in accordance with the Markets Rules 2012 of the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in European Economic Area

In relation to each Member State of the European Economic Area (each, a Relevant State), no Ordinary Shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Ordinary Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of Ordinary Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

●	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

●	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

●	in any other circumstances falling within Article 1(4) of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Ordinary Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Ordinary Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in Hong Kong

The Ordinary Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

Notice to Prospective Investors in Japan

Ordinary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the Ordinary Shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the Ordinary Shares.

Notice to Prospective Investors in People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the Ordinary Shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC includes only mainland China.

Notice to Prospective Investors in Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Notice to Prospective Investors in Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus in Singapore with the Monetary Authority of Singapore. Accordingly, this prospectus and any other documents or material in connection with the offer or sale, or invitation for subscription or purchase, of the Ordinary Shares may not be circulated or distributed, nor may the Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), or (ii) to a relevant person pursuant to Section 275(1), or to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our Ordinary Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferred within six months after that corporation or that trust has acquired the Ordinary Shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Notice to Prospective Investors in Switzerland

The Ordinary Shares will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the Ordinary Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the Ordinary Shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the Ordinary Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the Ordinary Shares.

Notice to Prospective Investors in United Arab Emirates

The Ordinary Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

Notice to Prospective Investors in United Kingdom

This prospectus is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (i)-(iii) together being referred to as “relevant persons”). The Ordinary Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Ordinary Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding placement discounts and commissions, that we expect to incur in connection with this Offering. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE American listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
NYSE American Listing Fee	$
FINRA	$
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Printing and Engraving Expenses	$
Miscellaneous Expenses	$
Total Expenses	$

These expenses will be borne by us. Underwriting discounts and commissions will be borne by us in proportion to the numbers of Ordinary Shares sold in the Offering.

LEGAL MATTERS

Loeb & Loeb LLP is acting as counsel to the Company regarding U.S. securities law matters in relation with this Offering. The underwriters are being represented by Ellenoff Grossman & Schole LLP with respect to legal matters of United States federal and New York State law and Melville Erdenedalai (M&E) LLP with respect to legal matters of Mongolia law. The validity of the Ordinary Shares offered in this Offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Appleby, our counsel as to Cayman Islands law. Legal matters as to Mongolia law will be passed upon for us by KhanLex Partners LLP. Legal matters as to Singapore law will be passed upon for us by Bird & Bird ATMD LLP.

EXPERTS

The financial statements of the Company for the years ended December 31, 2024 and December 31, 2025 included in this Registration Statement have been audited by AOGB CPA Limited, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing. The registered business address office of AOGB CPA Limited is located at Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this Offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act and our principal shareholders are exempt from Section 16’s reporting requirements.

The registration statements, reports and other information so filed can be accessed on the website maintained by the SEC, which contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of BOGD Bank JSC

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of BOGD Bank JSC (the “Company”) as at December 31, 2024 and 2025, the related statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ AOGB CPA Limited

Hong Kong, Hong Kong

July 2, 2026

We have served as the Company’s auditor since 2025.

--------------------------------------------------------------------------------------------------------------------------------------------------------------------

AOGB CPA Limited, Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong

Tel: 2152-2238, Website: www.aogb.com

BOGD BANK JSC
Statements of Financial Position as at December 31, 2024 and 2025

	Notes	2024	2025	2025
		MNT’000	MNT’000	USD’000
ASSETS
Cash and balances with BOM	13	186,154,472	161,131,425	45,304
Due from other banks and financial institutions	14	140,317,279	330,530,254	92,933
Financial investments	15	85,396,013	150,288,144	42,255
Derivative financial instruments	16	556,858	11,157,570	3,137
Loans and advances to customers	17	579,778,304	649,997,537	182,755
Other assets	18	32,674,344	34,761,802	9,776
Assets held for sale	19	32,469,935	24,916,180	7,005
Property and equipment	20	4,820,835	4,339,282	1,220
Right-of-use assets	21	3,273,780	3,109,723	874
Intangible assets	22	1,491,954	1,599,406	450
TOTAL ASSETS		1,066,933,774	1,371,831,323	385,709

LIABILITIES
Due to banks and other financial institutions	23	130,539,362	299,148,662	84,109
Repurchase agreements	24	92,146,247	32,055,531	9,013
Due to customers	25	453,815,120	519,313,314	146,012
Derivative financial instruments	16	1,346,323	1,605,439	451
Borrowed funds	26	206,416,433	299,426,679	84,188
Other liabilities	27	4,594,884	7,595,375	2,136
Lease liabilities	21	3,211,160	2,966,332	834
Income tax liabilities	11.2	3,821,552	2,669,848	751
TOTAL LIABILITIES		895,891,081	1,164,781,180	327,494

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE BANK
Share capital, MNT800,000 par value per share, 125,000 shares authorized, issued and outstanding as at December 31, 2024 and 2025 *	28	93,538,567	86,518,250	24,326
Other reserves	28	4,098,075	5,135,184	1,444
Retained earnings		73,406,051	115,396,709	32,445
TOTAL EQUITY		171,042,693	207,050,143	58,215

TOTAL LIABILITIES AND EQUITY		1,066,933,774	1,371,831,323	385,709

*	On August 20, 2025, the Bank consolidated 1,250,000,000 ordinary shares with nominal value of MNT 80 into 125,000 shares with nominal value of MNT 800,000, with no impact on the total value of ordinary shares amounting to MNT 100 billion. The share consolidation took effect on the same date. As a result, the shares issued and outstanding presented here are adjusted retroactively. (Note 28)

BOGD BANK JSC
Statements of Profit or Loss and Other Comprehensive Income
For the years ended December 31, 2024 and 2025

	Notes	2024	2025	2025
		MNT’000	MNT’000	USD’000
Interest and similar income	4	123,989,119	165,789,424	46,614
Interest and similar expense	5	(71,053,530)	(105,064,305)	(29,540)
Net interest income		52,935,589	60,725,119	17,074

Fee and commission income	6	3,006,660	2,899,857	815
Fee and commission expense	6	(1,174,958)	(1,229,962)	(346)
Net fee and commission income		1,831,702	1,669,895	469

Net trading income	7	5,119,630	2,424,027	682
Other operating income	8	4,401,721	9,242,149	2,599
Total operating income		64,288,642	74,061,190	20,824

(Credit loss expense)/reversal of credit loss expense	9	(1,149,407)	1,226,913	345
Net operating income		63,139,235	75,288,103	21,169

Operating expenses	10	(18,043,621)	(21,986,210)	(6,182)
Profit before tax		45,095,614	53,301,893	14,987

Income tax expense	11.1	(5,020,242)	(3,189,285)	(897)
Profit for the year		40,075,372	50,112,608	14,090

Other comprehensive (loss)/income, net of tax:
Other comprehensive (loss)/income to be reclassified to profit or loss in subsequent periods, net of tax:
Net change in fair value of debt instruments at fair value through other comprehensive income, net of provision for credit loss	28	215,657	1,085,378	305
Loss on debt instruments reclassified to profit or loss	28	(932,753)	(74,169)	(21)

Other comprehensive (loss)/income		(717,096)	1,011,209	284

Total comprehensive income for the year, net of tax		39,358,276	51,123,817	14,374

Earnings per share (MNT and USD):
Basic and diluted earnings per share *	12	332,339	425,545	120

*	On August 20, 2025, the Bank consolidated 1,250,000,000 ordinary shares with nominal value of MNT 80 into 125,000 shares with nominal value of MNT 800,000, with no impact on the total value of ordinary shares amounting to MNT 100 billion. The share consolidation took effect on the same date. As a result, the shares issued and outstanding and per share number presented here are adjusted retroactively. (Note 28)

BOGD BANK JSC
Statements of Changes in Equity
For the years ended December 31, 2024 and 2025

	Share capital	Other reserves	Retained earnings	Total equity
	MNT’000	MNT’000	MNT’000	MNT’000
	(Note 28)	(Note 28)
As at January 1, 2024	98,556,822	3,907,867	41,214,605	143,679,294
Profit for the year	—	—	40,075,372	40,075,372
Other comprehensive loss	—	(717,096)	—	(717,096)
Regulatory reserve	—	907,304	(907,304)	—
Dividends (Note 28)	—	—	(6,976,622)	(6,976,622)
Repurchase of treasury stock (Note 28)	(5,018,255)	—	—	(5,018,255)
As at December 31, 2024	93,538,567	4,098,075	73,406,051	171,042,693

As at January 1, 2025	93,538,567	4,098,075	73,406,051	171,042,693
Profit for the year	—	—	50,112,608	50,112,608
Other comprehensive income	—	1,011,209	—	1,011,209
Regulatory reserve	—	25,900	(25,900)	—
Dividends (Note 28)	—	—	(8,096,050)	(8,096,050)
Repurchase of treasury stock (Note 28)	(7,020,317)	—	—	(7,020,317)
As at December 31, 2025	86,518,250	5,135,184	115,396,709	207,050,143

BOGD BANK JSC
Statements of Cash Flows for the years ended December 31, 2024 and 2025

	Notes	2024	2025
		MNT’000	MNT’000
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		45,095,614	53,301,893
Adjustments for:
Gain on disposal of debt securities, net	7	(3,559,745)	(1,683,724)
Dividend income	7	(30,993)	(57,608)
Loss/(gain) on valuation of equity investments at FVPL	7	289,507	(13,360)
Gain on valuation of derivative financial instruments	8	(668,325)	(10,341,595)
Gain on disposal of property and equipment	8	(56,093)	(3,041)
Written-off of property and equipment	8	—	671
Gain on disposal of assets held for sale	8	(4,675,838)	(5,867,810)
Net (reversal)/charge for expected credit loss	9
Cash and balances with BOM	9	(5,046)	(9,806)
Due from other banks and financial institutions	9	(50,761)	27,300
Loans and advances to customers	9	1,321,049	(1,244,967)
Debt instruments measured at FVOCI	9	(27,491)	9,775
Debt instruments measured at amortised cost	9	(67,152)	(40,950)
Other assets	9	(2,208)	1,628
Reverse repurchase agreements	9	(7,920)	—
Off-balance commitments	9	(11,064)	30,107
Depreciation of property and equipment	10	1,131,257	1,315,365
Amortisation of intangible assets	10	372,756	612,892
Depreciation of right-of-use assets	10	1,485,057	1,945,907
Net interest income	4 5	(52,935,589)	(60,725,119)
Unrealised foreign exchange loss	8	1,087,324	8,266,715
Operating profit before working capital changes		(11,315,661)	(14,475,727)
Changes in operating assets and liabilities:
Statutory deposits with BOM		(5,044,590)	(36,272,203)
Due from other banks and financial institutions		(112,921,336)	(172,890,351)
Loans and advances to customers and assets held for sale		(264,118,097)	(52,256,123)
Other assets		(20,881,113)	(2,204,428)
Due to banks and other financial institutions		114,141,738	167,942,038
Due to customers		88,298,416	60,816,875
Repurchase agreements		47,187,109	(71,113,351)
Other liabilities		(1,824,036)	2,970,384
Derivative financial instruments, net		184,717	(832,254)
Cash used in operations		(166,292,853)	(118,315,140)
Income tax paid	11.2	(2,357,892)	(4,340,989)
Interest paid		(62,857,122)	(93,716,472)
Interest portion of lease liabilities paid		(714,453)	(739,589)
Interest received		120,027,570	159,363,888
Net cash used in operating activities		(112,194,750)	(57,748,302)

BOGD BANK JSC
Statements of Cash Flows for the years ended December 31, 2024 and 2025 (Continued)

	Notes	2024	2025
		MNT’000	MNT’000
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial investments		(317,814,594)	(298,885,437)
Purchase of property and equipment	20	(40,043)	(893,374)
Purchase of intangible assets	22	(749,971)	(720,344)
Proceeds from disposal of property and equipment		697,509	40,359
Dividend received	7	30,993	57,608
Proceeds from disposal of financial investments		360,725,453	254,278,617
Net cash generated from/(used in) investing activities		42,849,347	(46,122,571)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from drawdown of borrowed funds		114,846,947	144,464,159
Repayment of borrowed funds		(40,386,415)	(63,458,275)
Payment of principal portion of lease liabilities		(1,203,015)	(1,889,763)
Dividend paid	28	(6,976,622)	(8,096,050)
Repurchase of treasury stock		(5,018,255)	(7,020,317)
Net cash generated from financing activities		61,262,640	63,999,754

Net decrease in cash and cash equivalents		(8,082,763)	(39,871,119)
Cash and cash equivalents brought forward	13	158,326,528	150,243,765
Cash and cash equivalents carried forward	13	150,243,765	110,372,646

NON-CASH ACTIVITIES
Additions to right-of-use assets and lease liabilities	21	1,004,617	1,644,935

Reconciliation of changes in liabilities arising from financing activities:
Lease liabilities
At January 1		3,409,558	3,211,160
Non-cash additions		1,004,617	1,644,935
Interest expense during the year		714,453	739,589
Interest portion of lease liabilities paid		(714,453)	(739,589)
Principal portion of lease liabilities paid		(1,203,015)	(1,889,763)
At December 31		3,211,160	2,966,332

Borrowed funds
At January 1		128,957,763	206,416,433
New disbursement		114,846,947	144,464,159
Repayment		(40,386,415)	(63,458,275)
Interest repayment		(10,267,059)	(16,918,618)
Net proceeds		64,193,473	64,087,266
Foreign exchange movement		1,229,180	6,568,973
Non-cash item arising from financing activities		1,229,180	6,568,973
Interest accrued		12,036,017	22,354,007
At December 31		206,416,433	299,426,679

BOGD BANK JSC

Notes to Financial Statements

1. Corporate information

BOGD Bank JSC (the “Bank”) was incorporated and domiciled in Mongolia on November 17, 2014. Its registered office is at Bodi Tower, 1st khoroo, Jigjidjav street 3, Chingeltei district, Ulaanbaatar 15160, Mongolia. The Bank is engaged in the business of providing banking and financial services pursuant to License No.27 issued by the Bank of Mongolia (“BOM”) in 2014.

The Bank is 72.67% owned by Bogd Global Partners LLC (previously known as: Bodi Capital LLC) (2024: 72.67%), 6.94% owned by Bogd Capital Investment LLC (2024: 6.94%) and 20.39% (2024: 20.39%) owned by other minority shareholders.

Reorganization

To facilitate the growth of the Bank’s business, and in order to facilitate international capital investment in the Bank, the management started a reorganization plan in April 2025 involving the formation of two new offshore entities (the “Reorganization”).

As part of the Reorganization, Bogd FT Limited (the “Cayman Company”) was incorporated on January 21, 2026, and Bogd FT Holdings Pte. Ltd (the “Singapore Company”) was incorporated on April 14, 2026. The Reorganization is expected to involve a share swap transaction pursuant to which the Singapore Company will acquire shares of the Bank from certain existing shareholders of the Bank in exchange for Ordinary Shares of the Cayman Company. Upon completion of the Reorganization, the Cayman Company is expected to directly hold all issued and outstanding capital of the Singapore Company, which in turn is expected to hold shares of the Bank.

The Reorganization is expected to be accounted for as a recapitalization and the same group of shareholders is expected to remain the same immediately before and after the Reorganization. The consolidation of Bogd FT Limited and its subsidiaries is expected to be accounted for at historical cost and will be prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented will comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions. As of the report date, the Reorganization had not been completed. Up to December 31, 2025, Bogd FT Limited had not been formed and therefore only the financial statements of the Bank are presented.

The entities involved in the planned Reorganization are as follows:

Name of entities	Date of incorporation	Jurisdiction of formation	Principal activities
Bogd FT Limited	January 21, 2026	Cayman Islands	Investment holding

Bogd FT Holdings Pte. Ltd.	April 14, 2026	Singapore	Investment holding

Bogd Bank JSC	November 17, 2014	Mongolia	Banking and financial services

BOGD BANK JSC

Notes to Financial Statements

2. Accounting policy

2.1 Basis of preparation

The financial statements of the Bank have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

These financial statements have been prepared on a historical cost basis, except for debt and equity instruments at fair value through other comprehensive income (“FVOCI”), financial assets at fair value through profit or loss (“FVPL”), derivative financial instruments all of which have been measured at fair value and properties held for sale which are measured lower of carrying value and fair value less cost to sell. The financial statements are presented in Mongolian Tugrik, which is also the functional currency of the Bank and denoted by the symbol MNT, and all values are rounded to the nearest thousands, except when otherwise indicated.

Translations of the statements of financial position, the statements of profit or loss and other comprehensive income from MNT into US$ as of the years ended December 31, 2025 and for the year then ended are solely for the convenience of the readers and were calculated at the rate of MNT3,556.66 per $1.00, representing the exchange rates published by the Treasury Department of the Bank on December 31, 2025. No representation is made that the MNT amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

2.2 Presentation of financial statements

The Bank presents its statements of financial position broadly in order of liquidity based on the Bank’s intention and perceived ability to recover or settle the majority of assets and liabilities of the corresponding financial statement line item. An analysis regarding recovery or settlement within 12 months after the reporting date (current) and more than 12 months after the reporting date (non-current) is presented in Note 33.

Financial assets and financial liabilities are offset and the net amount is reported in the statements of financial position only when there is a legally enforceable right to offset the recognised amounts without being contingent on a future event and there is an intention to settle on a net basis in all of the following circumstances:

●	The normal course of business

●	The event of default

●	The event of insolvency or bankruptcy of the Bank and/or the counterparties.

Derivative assets and liabilities with master netting arrangements are only presented net when they satisfy the eligibility of netting for all of the above criteria and not just in the event of default.

2.3 Amendments to IFRS accounting standards that are mandatorily effective for the current year

In 2025, the Bank has applied for the first time the Amendments to IAS 21 “Lack of Exchangeability” which are effective for the Bank’s consolidated financial statements for the annual period beginning on January 1, 2025.

The amendments to IAS 21 specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. Besides, the amendments also require an entity to disclose additional information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

The amendments did not have a material impact on the Bank’s consolidated financial statements.

BOGD BANK JSC

Notes to Financial Statements

2. Accounting policy (cont.)

2.4 Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Bank’s financial statements are disclosed below. The Bank intends to adopt these new and amended standards, if applicable, when they become effective.

Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments(1)
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature — dependent Electricity(1)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture(3)
Annual improvements to IFRS Accounting Standards	Annual Improvements to IFRS Accounting Standards — Volume 11(1)
IFRS 18	Presentation and Disclosure in Financial Statements(2)
Amendments to IAS 21	Translation to a Hyperinflationary Presentation Currency(2)

(1)	Effective for annual periods beginning on or after January 1, 2026.

(2)	Effective for annual periods beginning on or after January 1, 2027.

(3)	No mandatory effective date yet determined but available for adoption.

Except for the new and amendments to IFRSs mentioned below, the directors of the Bank anticipate that the application of all other new and amendments to IFRSs will have no material impact on the financial statements in the foreseeable future.

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 Presentation and Disclosure in Financial Statements, which sets out requirements on presentation and disclosures in financial statements, will replace IAS 1 Presentation of Financial Statements. This new IFRS Accounting Standard, while carrying forward many of the requirements in IAS 1, introduces new requirements to present specified categories and defined subtotals in the statement of profit or loss; provide disclosures on management-defined performance measures in the notes to the financial statements and improve aggregation and disaggregation of information to be disclosed in the financial statements. In addition, some IAS 1 paragraphs have been moved to IAS 8 and IFRS 7. Minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share are also made.

IFRS 18, and amendments to other standards, will be effective for annual periods beginning on or after January 1, 2027, with early application permitted. The Bank is in the process of assessing the detailed impact of IFRS 18 on the Bank’s financial statements.

2.5 Material accounting policy information

Foreign currency translation

The functional currency of the Bank is the Mongolian Tugrik (MNT). Transactions in foreign currencies are initially recorded in the functional currency at the spot rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the functional currency at the spot rate of exchange at the reporting date. All foreign exchange differences arising on non-trading activities are taken to other operating income and expense in statement of profit or loss. Non-monetary items that are measured at historical cost in a foreign currency are translated using the spot exchange rates as at the date of recognition.

BOGD BANK JSC

Notes to Financial Statements

2. Accounting policy (cont.)

Recognition of interest income

The effective interest rate method

Under IFRS 9, interest income is recorded using the EIR method for all financial assets measured at amortised cost. Interest income on interest bearing financial assets measured at FVOCI under IFRS 9 is also recorded using the EIR method. Interest expense is also calculated using the EIR method for all financial liabilities held at amortised cost. The EIR is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset or liability or, when appropriate, a shorter period, to the gross carrying amount of the financial asset.

The EIR (and therefore, the amortised cost of the financial asset) is calculated by taking into account transaction costs and any discount or premium on the acquisition of the financial asset, as well as fees and costs that are an integral part of the EIR. The Bank recognises interest income using a rate of return that represents the best estimate of a constant rate of return over the expected life of the loan. Hence, the EIR calculation also takes into account the effect of potentially different interest rates that may be charged at various stages of the financial asset’s expected life, and other characteristics of the product life cycle (including prepayments, penalty interest and charges).

If expectations of fixed rate financial assets’ or liabilities’ cash flows are revised for reasons other than credit risk, then changes to future contractual cash flows are discounted at the original EIR with a consequential adjustment to the carrying amount. The difference from the previous carrying amount is booked as a positive or negative adjustment to the carrying amount of the financial asset or liability on the statement of financial position with a corresponding increase or decrease in Interest revenue/expense calculated using the effective interest method.

For floating-rate financial instruments, periodic re-estimation of cash flows to reflect the movements in the market rates of interest also alters the effective interest rate, but when instruments were initially recognised at an amount equal to the principal, re-estimating the future interest payments does not significantly affect the carrying amount of the asset or the liability.

Interest and similar income and interest and similar expense

Net interest income comprises interest income and interest expense calculated using both the effective interest method and other methods. These are disclosed separately on the face of the statement of profit or loss for both interest income and interest expense to provide symmetrical and comparable information.

In its interest income and interest expense calculated using the effective interest method, the Bank only includes interest on those financial instruments that are set out in above.

Other interest income and other interest expense includes interest on derivatives in economic hedge relationships and all financial assets and financial liabilities measured at FVPL, other than those held for trading, using the contractual interest rate.

Interest income and interest expense on all trading financial assets and financial liabilities is recognised as a part of the fair value change in “Net trading income”.

The Bank calculates interest income on financial assets, other than those considered credit-impaired, by applying the EIR to the gross carrying amount of the financial asset.

When a financial asset becomes credit-impaired (as set out in Note “Impairment of financial assets” and is therefore regarded as ’Stage 3’, the Bank calculates interest income by applying the EIR to the net amortised cost of the financial asset. If the financial asset cures (as outlined in Note “Impairment of financial assets”) and is no longer credit-impaired, the Bank reverts to calculating interest income on a gross basis.

BOGD BANK JSC

Notes to Financial Statements

2. Accounting policy (cont.)

Fee and commission income

The Bank earns fee and commission income from a diverse range of financial services it provides to its customers. Fee and commission income is recognised at an amount that reflects the consideration to which the Bank expects to be entitled in exchange for providing the services.

The performance obligations, as well as the timing of their satisfaction, are identified, and determined, at the inception of the contract. The Bank’s revenue contracts do not typically include multiple performance obligations, as explained further below. When the Bank provides a service to its customers, consideration is invoiced and generally due immediately upon satisfaction of a service provided at a point in time or at the end of the contract period for a service provided over time (unless otherwise specified below). The Bank has generally concluded that it is the principal in its revenue arrangements because it typically controls the services before transferring them to the customer.

Fee and commission income from services where performance obligations are satisfied over time

Fee and commission income earned for the provision of services over a period of time are accrued over that period. These fees include commission income and asset management, custody and other management and advisory fees.

Fee income from providing transaction services

Fees arising from negotiations or participating in the negotiation of a transaction for a third party, such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses, are recognised on completion of the underlying transaction. Fees to components of fees that are linked to a certain performance obligation are recognised after fulfilling the corresponding criteria of the performance.

Fee income forming an integral part of the corresponding financial instrument

Fees that the Bank considers to be an integral part of the corresponding financial instruments include: loan origination fees, loan commitment fees for loans that are likely to be drawn down and other credit related fees. The recognition of these fees (together with any incremental cost) form an integral part of the corresponding financial instruments and are recognised as interest income through an adjustment to the EIR. The exception is, when it is unlikely that a loan will be drawn down, the loan commitment fees are recognised as revenue on expiry.

Fees and commission expense

Fee expense represents administration and fixed fee commission paid to the commercial banks. Fee expense is recognised when actual service has been provided. Components of fees that are linked to a certain performance are recognised after fulfilling the corresponding criteria.

Net trading income

Net trading income includes all gains and losses from changes in fair value and the related interest income or expense and dividends, for financial assets and financial liabilities held for trading.

Net gain or loss on financial assets and liabilities designated at FVPL

Net gain or loss on financial instruments at FVPL represents non-trading derivatives held for risk management purposes used in economic hedge relationship but not qualifying for hedge accounting relationship, financial assets and financial liabilities designated as at FVPL and also non-trading assets measured at FVPL, as required by or elected under IFRS 9. The line item includes fair value changes, interest, dividends and foreign exchange differences.

BOGD BANK JSC

Notes to Financial Statements

2. Accounting policy (cont.)

Net gain or loss on derecognition of financial assets measured at amortised cost or FVOCI

Net gain or loss on derecognition of financial assets measured at amortised cost or FVOCI includes loss (or income) recognised on sale or derecognition of financial assets measured at amortised costs or FVOCI calculated as the difference between the book value (including impairment) and the proceeds received.

Financial instruments — initial recognition

Date of recognition

Financial assets and liabilities, with the exception of loans and advances to customers and balances due to customers, are initially recognised on the trade date, i.e., the date that the Bank becomes a party to the contractual provisions of the instrument. This includes regular way trades: purchases or sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the market place. Loans and advances to customers are recognised when funds are transferred to the customers’ account. The Bank recognises balances of due to customer when funds are transferred to the Bank.

Initial measurement of financial instruments

The classification of financial instruments at initial recognition depends on their contractual terms and the business model for managing the instruments. Financial instruments, other than those measured at FVPL, are initially measured at their fair value including respective transaction costs. While financial instruments at FVPL are recognised at its fair value and any transaction costs are recognised in profit or loss. When the fair value of financial instruments at initial recognition differs from the transaction price, the Bank accounts for the Day 1 profit or loss, as described below.

Measurement categories of financial assets and liabilities

The Bank classifies all of its financial assets based on the business model for managing the assets and the asset’s contractual terms, measured at either:

●	Amortised cost

●	FVOCI

●	FVPL

The Bank classifies and measures its derivative and trading portfolio at FVPL. The Bank may designate financial instruments at FVPL, if so doing eliminates or significantly reduces income statement volatility. Financial liabilities, other than loan commitments and financial guarantees, are measured at amortised cost or at FVPL when they are held for trading and derivative instruments or the fair value designation is applied.

Determination of fair value

In order to show how fair values have been derived, financial instruments are classified based on a hierarchy of valuation techniques, as summarised below:

●	Level 1 financial instruments — Those where the inputs used in the valuation are unadjusted quoted prices from active markets for identical assets or liabilities that the Bank has access to at the measurement date. The Bank considers markets as active only if there are sufficient trading activities with regards to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available on the reporting date.

BOGD BANK JSC

Notes to Financial Statements

2. Accounting policy (cont.)

●	Level 2 financial instruments — Those where the inputs that are used for valuation and are significant, are derived from directly or indirectly observable market data available over the entire period of the instrument’s life. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

●	Level 3 financial instruments — Those that include one or more unobservable input that is significant to the measurement as whole.

The Bank periodically reviews its valuation techniques including the adopted methodologies and model calibrations. However, the base models may not fully capture all factors relevant to the valuation of the Bank’s financial instruments such as credit risk (CVA), own credit (DVA) and/or funding costs (FVA). Therefore, the Bank applies various techniques to estimate the credit risk associated with its financial instruments measured at fair value, which include a portfolio-based approach that estimates the expected net exposure per counterparty over the full lifetime of the individual assets, in order to reflect the credit risk of the individual counterparties for non-collateralised financial instruments. The Bank estimates the value of its own credit from market observable data, such as secondary prices for its traded debt and the credit spread on credit default swaps and traded debts on itself.

The Bank evaluates the levelling at each reporting period on an instrument-by-instrument basis and reclassifies instruments when necessary, based on the facts at the end of the reporting period.

Financial assets and liabilities

Due from banks, Loans and advances to customers, financial investments at amortised cost

The Bank measures Due from banks, Loans and advances to customers and financial investments at amortised cost only if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows

●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

The details of these conditions are outlined below.

Business model assessment

The Bank determines its business model at the level that best reflects how it manages groups of financial assets to achieve its business objective:

●	The risks that affect the performance of the business model and, in particular, the way those risks are managed;

●	Past experience with how the cash flows from these assets were obtained;

●	The metrics used to measure and report on portfolio performance;

●	How managers of the business are compensated (for example, whether the compensation is based on the fair value of the assets managed or on the contractual cash flows collected)

The expected frequency, value and timing of sales are also important aspects of the Bank’s assessment.

BOGD BANK JSC

Notes to Financial Statements

2. Accounting policy (cont.)

The business model assessment is based on reasonably expected scenarios without taking ‘worst case’ or ‘stress case’ scenarios into account. If cash flows after initial recognition are realised in a way that is different from the Bank’s original expectations, the Bank does not change the classification of the remaining financial assets held in that business model, but incorporates such information when assessing newly originated or newly purchased financial assets going forward.

SPPI test

As a second step of its classification process the Bank assesses the contractual terms of the financial asset to identify whether they meet the SPPI test.

‘Principal’ for the purpose of this test is defined as the fair value of the financial asset at initial recognition and may change over the life of the financial asset (for example, if there are repayments of principal or amortisation of the premium/discount).

The most significant elements of interest within a lending arrangement are typically the consideration for the time value of money and credit risk. To make the SPPI assessment, the Bank applies judgement and considers relevant factors such as the currency in which the financial asset is denominated, and the period for which the interest rate is set.

In contrast, contractual terms that introduce a more than de minimis exposure to risks or volatility in the contractual cash flows that are unrelated to a basic lending arrangement do not give rise to contractual cash flows that are solely payments of principal and interest on the amount outstanding. In such cases, the financial asset is required to be measured at FVPL.

Derivatives recorded at fair value through profit or loss

A derivative is a financial instrument or other contract with all three of the following characteristics:

●	Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract.

●	It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

●	It is settled at a future date.

The Bank enters into derivative transactions with various counterparties. These include cross-currency interest rate swaps and forward foreign exchange contracts. Derivatives are recorded at fair value and carried as assets when their fair value is positive and as liabilities when their fair value is negative. Changes in the fair value of derivatives are included in other operating income.

Equity instruments at FVOCI

Upon initial recognition, the Bank occasionally elects to classify irrevocably some of its equity investments as equity instruments at FVOCI when they meet the definition of Equity under IAS 32 Financial Instruments: Presentation and are not held for trading. Such classification is determined on an instrument-by-instrument basis.

Gains and losses on these equity instruments are never recycled to profit or loss even upon derecognition. Dividends are recognised in profit or loss as operating income when the right of the payment has been established, except when the Bank benefits from such proceeds as a recovery of part of the cost of the instrument, in which case, such gains are recorded in OCI. Equity instruments at FVOCI are not subject to an impairment assessment.

BOGD BANK JSC

Notes to Financial Statements

2. Accounting policy (cont.)

Debt instruments at FVOCI

The Bank classifies debt instruments at FVOCI when both of the following conditions are met:

●	The instrument is held within a business model, the objective of which is achieved by both collecting contractual cash flows and selling financial assets

●	The contractual terms of the financial asset meet the SPPI test

FVOCI debt instruments are subsequently measured at fair value with gains and losses arising due to changes in fair value recognised in OCI. Interest income and foreign exchange gains and losses are recognised in profit or loss in the same manner as for financial assets measured at amortised cost. Where the Bank holds more than one investment in the same security, they are deemed to be disposed of on a first-in first-out basis. On derecognition, cumulative gains or losses previously recognised in OCI are reclassified from OCI to profit or loss.

Financial assets and financial liabilities at fair value through profit or loss

Financial assets in this category are those that are not held for trading and have been either designated by management upon initial recognition or are mandatorily required to be measured at fair value under IFRS 9. Management only designates an instrument at FVPL upon initial recognition when one of the following criteria are met. Such designation is determined on an instrument-by-instrument basis:

●	The designation eliminates, or significantly reduces, the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognising gains or losses on them on a different basis; Or

●	The liabilities are part of a group of financial liabilities, which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy; Or

●	The liabilities contain one or more embedded derivatives, unless they do not significantly modify the cash flows that would otherwise be required by the contract, or it is clear with little or no analysis when a similar instrument is first considered that separation of the embedded derivative(s) is prohibited

Financial assets at FVPL are recorded in the statement of financial position at fair value. Changes in fair value are recorded in profit or loss. Interest earned or incurred on instruments designated at FVPL is accrued in interest income or interest expense, respectively, using the EIR, taking into account any discount/premium and qualifying transaction costs being an integral part of instrument. Interest earned on assets mandatorily required to be measured at FVPL is recorded using the contractual interest rate. Dividend income from equity instruments measured at FVPL is recorded in profit or loss as operating income when the right to the payment has been established.

Debt issued and other borrowed funds

After initial measurement, debt issued and other borrowed funds are subsequently measured at amortised cost using the EIR methodology. Amortised cost is calculated by taking into account any discount or premium on issued funds, and costs that are an integral part of the EIR. A compound financial instrument which contains both a liability and an equity component is separated at the issue date.

When establishing the accounting treatment of these non-derivative instruments the Bank first establishes whether the instrument is a compound instrument and classifies such instruments or components separately as financial liabilities, financial assets, or equity instruments in accordance with IAS 32. The Bank separately recognises the components of a financial instrument that: (a) creates a financial liability for the Bank; and (b) grants an option to the holder of the instrument to convert it into an equity instrument of the entity. Classification of the liability and equity components of a convertible instrument is not revised as a result of a change in the likelihood that a conversion option will be exercised, even when exercise of the option may appear to have become economically advantageous to some holders. When allocating the initial carrying amount of a compound financial instrument to its equity and liability components, the equity component is assigned the residual amount after deducting from the entire fair value of the instrument, the amount separately determined for the liability component. The value of any derivative features (such as a call options) embedded in the compound financial instrument, other than the equity component (such as an equity conversion options) is included in the liability component. Once the Bank has determined the split between equity and liability, it further evaluates if the liability component has embedded derivatives which would require separation.

BOGD BANK JSC

Notes to Financial Statements

2. Accounting policy (cont.)

The Bank only separates the embedded derivatives from the host contract and accounts for them as a derivative when:

●	The economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract

●	A separate instrument with the same terms of the embedded derivatives would meet the definition of a derivative

●	The hybrid (combined) instrument is not measured at fair value with changes in fair value recognised in profit or loss (i.e., a derivative that is embedded in a financial asset or financial liability at FVPL is not separated).

The Bank issues financial guarantees, letters of credit and loan commitments. Financial guarantees are initially recognised in the financial statements (within Provisions) at fair value, being the premium received. Subsequent to initial recognition, the Bank’s liability under each guarantee is measured at the higher of the amount initially recognised less cumulative amortisation recognised in the statement of profit or loss.

The premium received is recognised in the statement of profit or loss in Net fee and commission income on a straight-line basis over the life of the guarantee. Undrawn loan commitments and letters of credits are commitments under which, over the duration of the commitment, the Bank is required to provide a loan with pre-specified terms to the customer. Similar to financial guarantee contracts, these contracts are in the scope of the ECL requirements.

The nominal contractual value of financial guarantees, letters of credit and undrawn loan commitments, where the loan agreed to be provided is on market terms, are not recorded on in the statement of financial position. The nominal values of these instruments together with the corresponding ECL, if any are disclosed in Note 30.

Due to customers

This includes current, savings, time deposits and bank guarantee fund from customers. The Bank recognises due to customer balances when funds reach the Bank. After initial measurement, due to customers are subsequently measured at amortised cost using the EIR.

Due to banks and other financial institutions

This includes deposits from other banks and financial institutions in foreign currency and local currency accounts and time deposits placed by local and foreign commercial banks and BOM. After initial measurement, due to banks and other financial institutions are subsequently measured at amortised cost using the EIR.

Reclassification of financial assets and liabilities

The Bank does not reclassify its financial assets subsequent to their initial recognition, apart from the exceptional circumstances in which the Bank acquires, disposes of, or terminates a business line. Financial liabilities are never reclassified.

BOGD BANK JSC

Notes to Financial Statements

2. Accounting policy (cont.)

Modification of financial assets and liabilities

Modification of financial assets

When the contractual cash flows of a financial asset are renegotiated or otherwise modified as a result of commercial restructuring activity rather than due to credit risk and impairment considerations, the Bank performs an assessment to determine whether the modifications result in the derecognition of that financial asset. For financial assets, this assessment is based on qualitative factors.

When assessing whether or not to derecognise a loan to a customer, amongst others, the Bank considers the following factors:

●	Change in currency of the loan

●	Introduction of an equity feature

●	Change in counterparty

●	If the modification is such that the instrument would no longer meet the SPPI criterion

If the modification does not result in cash flows that are substantially different, as set out below, then it does not result in derecognition. Based on the change in cash flows discounted at the original EIR, the Bank records a modification gain or loss, to the extent that an impairment loss has not already been recorded.

Modification of financial liabilities

When the modification of the terms of an existing financial liability is not judged to be substantial and, consequently, does not result in derecognition, the amortised cost of the financial liability is recalculated by computing the present value of estimated future contractual cash flows that are discounted at the financial liability’s original EIR. Any resulting difference is recognised immediately in profit or loss.

For financial liabilities, the Bank considers a modification to be substantial based on qualitative factors and if it results in a difference between the adjusted discounted present value and the original carrying amount of the financial liability of, or greater than, ten percent.

Derecognition of financial assets and liabilities

Derecognition due to substantial modification of terms and conditions

The Bank derecognises a financial asset, such as a loan to a customer, when the terms and conditions have been renegotiated to the extent that, substantially, it becomes a new loan, with the difference recognised as a derecognition gain or loss, to the extent that an impairment loss has not already been recorded. The newly recognised loans are classified as Stage 1 for ECL measurement purposes, unless the new loan is deemed to be purchased or originated credit-impaired (“POCI”).

Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when the rights to receive cash flows from the financial asset have expired. The Bank also derecognises the financial asset if it has both transferred the financial asset and the transfer qualifies for derecognition.

The Bank has transferred the financial asset if, and only if, either:

●	The Bank has transferred its contractual rights to receive cash flows from the financial asset, or

●	It retains the rights to the cash flows, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement

BOGD BANK JSC

Notes to Financial Statements

2. Accounting policy (cont.)

Pass-through arrangements are transactions whereby the Bank retains the contractual rights to receive the cash flows of a financial asset (the “original asset”), but assumes a contractual obligation to pay those cash flows to one or more entities (the “eventual recipients”), when all of the following three conditions are met:

●	The Bank has no obligation to pay amounts to the eventual recipients unless it has collected equivalent amounts from the original asset, excluding short-term advances with the right to full recovery of the amount lent plus accrued interest at market rates;

●	The Bank cannot sell or pledge the original asset other than as security to the eventual recipients;

●	The Bank has to remit any cash flows it collects on behalf of the eventual recipients without material delay. In addition, the Bank is not entitled to reinvest such cash flows, except for investments in cash or cash equivalents, including interest earned, during the period between the collection date and the date of required remittance to the eventual recipients.

A transfer only qualifies for derecognition if either:

●	The Bank has transferred substantially all the risks and rewards of the asset, or

●	The Bank has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

The Bank considers control to be transferred if and only if, the transferee has the practical ability to sell the asset in its entirety to an unrelated third party and is able to exercise that ability unilaterally and without imposing additional restrictions on the transfer.

When the Bank has neither transferred nor retained substantially all the risks and rewards and has retained control of the asset, the asset continues to be recognised only to the extent of the Bank’s continuing involvement, in which case, the Bank also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Bank has retained. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration the Bank could be required to pay. If continuing involvement takes the form of a written or purchased option (or both) on the transferred asset, the continuing involvement is measured at the value the Bank would be required to pay upon repurchase. In the case of a written put option on an asset that is measured at fair value, the extent of the entity’s continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference between the carrying value of the original financial liability and the consideration paid is recognised in profit or loss.

Forborne and modified loans

The Bank sometimes makes concessions or modifications to the original terms of loans as a response to the borrower’s financial difficulties, rather than taking possession or to otherwise enforce collection of collateral. The Bank considers a loan forborne when such concessions or modifications are provided as a result of the borrower’s present or expected financial difficulties and the Bank would not have agreed to them if the borrower had been financially healthy. Indicators of financial difficulties include defaults on covenants, or significant concerns raised by the Credit Risk Department. Forbearance may involve extending the payment arrangements and the agreement of new loan conditions. Once the terms have been renegotiated, any impairment is measured using the original EIR as calculated before the modification terms. It is the Bank’s policy to monitor forborne loans to help ensure that future payments continue to be likely to occur.

BOGD BANK JSC

Notes to Financial Statements

2. Accounting policy (cont.)

When the loan has been renegotiated or modified but not derecognised, the Bank considers that there has been a significant increase in credit risk and thus classifies the loan as Stage 2. Once an asset has been classified as forborne, it will remain forborne until it is reclassified out of the forborne category by meeting following criteria:

●	All of its facilities have to be considered performing;

●	Regular payments of more than an insignificant amount of principal or interest have been made during at least half of the probation period;

●	The customer does not have any contracts that are more than 30 days past due

Details of forborne assets are disclosed in Note 30.

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, to realise the assets and settle the liabilities simultaneously. Financial assets and financial liabilities are generally reported gross in the statement of financial position except when IFRS netting criteria are met.

The derivatives, are only offset and reported net when, in addition to having an unconditional legally enforceable right to offset the recognised amounts without being contingent on a future event and the Bank also intends to settle on a net basis in all the following circumstances:

●	The normal course of business

●	The event of default

●	The event of insolvency or bankruptcy of the Bank and/or its counterparties

Impairment of financial assets

Overview of the ECL principles

The Bank records an allowance for expected credit loss for all loans and other debt financial assets not held at FVPL, together with loan commitments and financial guarantee contracts, in this section all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9.

The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss or LTECL), unless there has been no significant increase in credit risk (SICR) since origination, in which case, the allowance is based on the 12 months’ expected credit loss (12mECL). The Bank’s policies for determining if there has been a SICR are set out in Note 30.

The 12mECL is the portion of LTECL that represent the ECL that result from default events on a financial instrument that are possible within the 12 months after the reporting date. Both LTECL and 12mECL are calculated on either an individual basis or a collective basis, depending on the nature of the underlying portfolio of financial instruments.

The Bank has established a policy to perform an assessment, at the end of each reporting period, of whether a financial instrument’s credit risk has increased significantly since initial recognition, by considering the change in the risk of default occurring over the remaining life of the financial instrument.

BOGD BANK JSC

Notes to Financial Statements

2. Accounting policy (cont.)

Based on the above process, the Bank groups its loans into Stage 1, Stage 2, Stage 3 as described below:

Stage 1:	When loans are first recognised, the Bank recognises an allowance based on 12mECL. Stage 1 loans also include facilities where the credit risk has improved and the loan has been reclassified from Stage 2.

Stage 2:	When a loan has shown a significant increase in credit risk since origination, the Bank records an allowance for the LTECL. Stage 2 loans also include facilities, where the credit risk has improved and the loan has been reclassified from Stage 3.

Stage 3:	Loans considered credit-impaired. The Bank records an allowance for the LTECL.

For financial assets for which the Bank has no reasonable expectations of recovering either the entire outstanding amount, or a proportion thereof, the gross carrying amount of the financial asset is reduced. This is considered a (partial) derecognition of the financial asset.

The calculation of ECL

The Bank calculates ECL based on three probability-weighted scenarios to measure the expected cash shortfalls, discounted at an approximation to the EIR. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive.

The mechanics of the ECL calculations are outlined below and the key elements are, as follows:

PD:	The Probability of Default (PD) is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the facility has not been previously derecognised and is still in the portfolio.

EAD:	The Exposure at Default (EAD) is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments.

LGD:	The Loss Given Default (LGD) is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realisation of any collateral, the effect of delayed payment, or credit enhancements that are integral to the loan and not required to be recognised separately. It is usually expressed as a percentage of the EAD.

When estimating the ECL, the Bank considers three scenarios (a base case, an upside and a downside). Each of these is associated with different PDs, EADs and LGDs, relevant, the assessment of multiple scenarios also incorporates how defaulted loans are expected to be recovered, including probability of full or partial repayment of overdue amounts and the value of collateral or the amount that might be received for selling the asset.

The maximum period for which the credit losses are determined is the period over which the Bank is exposed to credit risk unless the Bank has the legal right to call it earlier, or that exposure is extended by an expected delay in payment.

Impairment losses and releases are accounted for and disclosed separately from modification losses or gains that are accounted for as an adjustment of the financial asset’s gross carrying value.

BOGD BANK JSC

Notes to Financial Statements

2. Accounting policy (cont.)

The mechanics of the ECL method are summarised below:

Stage 1:	The 12mECL is calculated as the portion of LTECL that represent the ECL that result from default events on a financial instrument that are possible within the 12 months after the reporting date. The Bank calculates the 12mECL allowance based on the expectation of a default occurring in the 12 months following the reporting date. The resulting estimate represents the present value of probability weighted cash shortfalls, including those arising from payment delay, associated with potential defaults within this 12 month period, discounted by an approximation to the original EIR.

Stage 2:	When a loan has shown a significant increase in credit risk since origination, the Bank records an allowance for the LTECL. The mechanics are similar to those explained above, including the use of multiple scenarios, but estimated over the lifetime of the instrument. The expected cash shortfalls are discounted by an approximation to the original EIR.

Stage 3:	For loans considered credit-impaired, the Bank recognises the lifetime expected credit losses for these loans. The method is similar to that for Stage 2 assets.

Loan commitments and letters of credit	When estimating LTECL for undrawn loan commitments, the Bank estimates the expected portion of the loan commitment that will be drawn down over its expected life. The ECL is then based on the present value of the expected shortfalls in cash flows if the loan is drawn down. The expected cash shortfalls are discounted at an approximation to the original EIR on the loan. For loan commitments and letters of credit, the ECL is recognised within Provisions.

Financial guarantee contracts	The Bank’s liability under each guarantee is measured at the higher of the amount initially recognised less cumulative amortisation recognised in the income statement, and the ECL provision. For this purpose, the Bank estimates ECL based on the present value of the expected payments to reimburse the holder for a credit loss that it incurs. The shortfalls are discounted at an approximation to the original EIR on the loan. The calculation is made using probability-weighting of the scenarios. The ECL relevant to financial guarantee contracts are recognised within Provisions.

Debt instruments measured at FVOCI

The ECL for debt instruments measured at FVOCI do not reduce the carrying amount of these financial assets in the statement of financial position, which remains at fair value. Instead, an amount equal to the allowance that would arise if the assets were measured at amortised cost is recognised in OCI as an accumulated impairment amount, with a corresponding charge to profit or loss. The accumulated loss recognised in OCI is recycled to the profit or loss upon derecognition of the assets.

Credit cards and other revolving facilities

The Bank’s product offering includes a variety of corporate and retail overdraft and credit cards facilities, in which the Bank has the right to cancel and/or reduce the facilities with one day’s notice. The Bank does not limit its exposure to credit losses to the contractual notice period, but, instead calculates ECL over a period that reflects its expectations of customer behaviour, the likelihood of default and its future risk mitigation procedures, which could include reducing or cancelling the facilities.

The ongoing assessment of whether a significant increase in credit risk has occurred for revolving facilities is similar to other lending products. This is based on shifts in the customer’s internal credit grade, but greater emphasis is also given to qualitative factors such as changes in usage. The interest rate used to discount the ECL for credit cards and overdrafts is the original EIR.

BOGD BANK JSC

Notes to Financial Statements

2. Accounting policy (cont.)

Forward looking information

In its ECL models, the Bank considered a broad range of forward-looking information as economic inputs, the selection of economic variables for incorporation into these models, such as Gross Domestic Product (“GDP”), is based on statistical significance in forecasting credit risk.

The inputs and models used for calculating ECL may not always capture all characteristics of the market at the date of the financial statements. To reflect this, qualitative adjustments or overlays are occasionally made as temporary adjustments when such differences are significantly material.

Credit enhancements: Collateral valuation and financial guarantees

To mitigate its credit risks on financial assets, the Bank seeks to use collateral, where possible. The collateral comes in various forms, such as cash, securities, letters of credit/guarantees, real estate, receivables, inventories, other non-financial assets and credit enhancements such as netting agreements. Collateral, unless repossessed, is not recorded on the Bank’s statement of financial position. Cash flows expected from credit enhancements which are not required to be recognised separately by IFRS standards and which are considered integral to the contractual terms of a debt instrument which is subject to ECL, are included in the measurement of those ECL. On this basis, the fair value of collateral affects the calculation of ECL. Collateral is generally assessed, at a minimum, at inception and re-assessed on annual basis. To the extent possible, the Bank uses active market data for valuing financial assets held as collateral. Other financial assets which do not have readily determinable market values are valued using models. Non-financial collateral, such as real estate, is valued based on data provided by third parties such as mortgage brokers or based on housing price indices. Guarantees held are included in the measurement of loan ECLs when either they are specified in the contractual terms of the loan or else are integral to the loan, in that they formed part of the basis on which the loan was extended. Guarantees that are not integral to the loan’s contractual terms are accounted as separate units of accounts subject to ECL as an off-balance sheet item.

Collateral repossessed

Repossessed assets are initially recognised at the lower of their fair values less costs to sell and the carrying value of the related outstanding loans on the date of the repossession. Subsequently, repossessed assets are measured at the lower of their cost and fair value less costs to sell and are included in “Other assets”.

The Bank’s policy is to determine whether a repossessed asset is best used for its internal operations or should be sold. Assets determined to be useful for the internal operations are transferred to their relevant asset category. Assets that are determined better to be sold are immediately transferred to “Assets held for sale”. Repossessed assets where the Bank is yet to determine its use are retained under this account.

Assets held for sale

Assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Foreclosed assets are classified as asset held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition, management has committed to the sale, and the sale is expected to have been completed within one year from the date of classification.

Write-offs

Financial assets are written off either partially or in their entirety only when the Bank has no reasonable expectation of recovering a financial asset in its entirety or a portion thereof. If the amount to be written off is greater than the accumulated loss allowance, the difference is first treated as an addition to the allowance that is then applied against the gross carrying amount. Any subsequent recoveries are credited to credit loss expense.

BOGD BANK JSC

Notes to Financial Statements

2. Accounting policy (cont.)

Cash and cash equivalents

Cash and cash equivalents as referred to in the cash flow statement comprises cash on hand, non-restricted current accounts with BOM, BOM treasury bills and amounts due from banks on demand or with an original maturity of three months or less.

Mandatory cash balances with the BOM

Mandatory cash balances with the BOM are carried at amortised cost and represent mandatory reserve deposits which are not available to finance the Bank’s day to day operations and hence are not considered as part of cash and cash equivalents for the purposes of the statement of cash flows.

Repurchase agreements

Securities sold under agreements to repurchase at a specified future date are not derecognised from the statement of financial position as the Bank retains substantially all of the risks and rewards of ownership.

The corresponding cash received is recognised in the statement of financial position as an asset with a corresponding obligation to return it, including accrued interest as a liability within cash collateral on securities lent and repurchase agreements, reflecting the transaction’s economic substance as a loan to the Bank. The difference between the sale and repurchase prices is treated as interest expense and is accrued over the life of agreement using the EIR. When the counterparty has the right to sell or re-pledge the securities, the Bank reclassifies those securities in its statement of financial position to financial assets held for trading pledged as collateral or to financial investments available-for-sale pledged as collateral, as appropriate.

Conversely, securities purchased under agreements to resell at a specified future date are not recognised in the statement of financial position. The consideration paid, including accrued interest, is recorded in the statement of financial position, within cash collateral on securities borrowed and reverse repurchase agreements, reflecting the transaction’s economic substance as a loan by the Bank. The difference between the purchase and resale prices is recorded in ‘interest and similar income’ and is accrued over the life of the agreement using the EIR.

Securities lending and borrowing

Securities lending and borrowing transactions are usually collateralised by securities or cash. The transfer of the securities to counterparties is only reflected on the statement of financial position if the risks and rewards of ownership are also transferred. Cash advanced or received as collateral is recorded as an asset or liability. Securities borrowed are not recognised in the statement of financial position, unless they are then sold to third parties, in which case, the obligation to return the securities is recorded as a short sale within financial liabilities held for trading and measured at fair value with any gains or losses included in net trading income.

Leases

The Bank assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Bank as a lessee

The Bank applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Bank recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

BOGD BANK JSC

Notes to Financial Statements

2. Accounting policy (cont.)

Right-of-use assets.    The Bank recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the lease term. The right-of-use assets presented within Note 21 and are subject to impairment in line with the Bank’s policy.

Lease liabilities.    At the commencement date of the lease, the Bank recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (less any lease incentives receivable), variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. Variable lease payments that do not depend on an index or a rate are recognised as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Bank uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.

In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases.    The Bank applies the short-term lease recognition exemption to its short-term leases of certain office spaces (i.e., those leases that have a lease term of 12 months or less from the commencement date or spaces for ATMs). Lease payments on short — term leases are recognised as expense on a straight-line basis over the lease term.

Significant judgement in determining the lease term of contracts with renewal options.    The Bank determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Bank applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Bank reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

The Bank included the renewal period as part of the lease term for leased office spaces due to the significance of these assets to its branch operations.

Property and equipment

Property and equipment are initially recorded at cost. Such cost includes the cost of replacing part of the property and equipment when the costs are incurred if the recognition criteria are met. When significant parts of property and equipment are required to be replaced at intervals, the Bank recognises such parts as individual assets with specific useful lives and depreciation, respectively.

Likewise, when a major inspection is performed, its cost is recognised in the carrying amount of the property and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognised in profit or loss as incurred. Subsequent to initial recognition, items of property and equipment are subsequently stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

BOGD BANK JSC

Notes to Financial Statements

2. Accounting policy (cont.)

Depreciation of property and equipment is provided for on a straight-line basis to write off the cost of each asset to its residual value over the estimated useful life as follows:

Type of Asset	Estimated Useful Life in Years
Office equipment and vehicles	10
Computers and others	2 – 10

An item of property and equipment and any significant part initially recognised is derecognised upon disposal (i.e., at the date of the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statements of profit or loss and other comprehensive income when the asset is derecognised.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate. Construction in-progress is stated at cost, which includes cost of construction equipment and other direct costs less any impairment in value. Construction in-progress is not depreciated nor depleted until such time as the relevant assets are completed and put into operational use.

Intangible assets

The Bank’s intangible assets include the value of computer software.

An intangible asset is recognised only when its cost can be measured reliably and it is probable that the expected future economic benefits that are attributable to it will flow to the Bank. Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each financial yearend. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, and treated as changes in accounting estimates. The amortisation expense on intangible assets with finite lives is presented as part of ‘other operating expense’ in profit or loss.

Amortisation is calculated using the straight-line method to write down the cost of intangible assets to their residual values over their estimated useful lives of three and ten years.

Impairment of non-financial assets

The Bank assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Bank estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash generating unit (CGU)’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

BOGD BANK JSC

Notes to Financial Statements

2. Accounting policy (cont.)

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is any indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Bank estimate the asset’s or CGU’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the statement of profit or loss unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

Provisions

Provisions are recognised when the Bank has a present obligation (legal or constructive) as a result of past events, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. When the effect of the time value of money is material, the Bank determines the level of provision by discounting the expected cash flows at a pre-tax rate reflecting the current rates specific to the liability. The expense relating to any provision is presented in the statements of profit or loss net of any reimbursement in other operating expenses.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the executive management committee whose members are responsible for allocating resources and assessing performance of the operating segments.

Employee benefits

Short term benefits

Wages, salaries and other salary related expenses are recognised as an expense in the year in which the associated services are rendered by employees of the Bank. Short term accumulating compensated absences such as paid annual leave are recognised when services are rendered by employees that increase their entitlement to future compensated absences, and short term non-accumulating compensated absences such as sick leave are recognised when absences occur.

Defined contribution plans

As required by law, companies in Mongolia make contributions to the government pension scheme, social and health fund. Such contributions are recognised as an expense in profit or loss as incurred.

Taxes

Current tax

Current tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from, or paid to, the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted, or substantively enacted, by the reporting date in the country where the Bank operates and generates taxable income.

Current income tax relating to items recognised directly in equity or other comprehensive income is recognised in equity or other comprehensive income respectively and not in the statements of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

BOGD BANK JSC

Notes to Financial Statements

2. Accounting policy (cont.)

Deferred tax

Deferred tax is provided on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

●	Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

●	In respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it becomes probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Current and deferred taxes are recognised as income tax benefits or expenses in the statements of profit or loss and other comprehensive income except for tax related to fair value remeasurement of debt instruments at FVOCI, foreign exchange differences and the net movement on cash flow hedges, which are charged or credited to OCI. The exceptions are subsequently reclassified from OCI to the statements of profit or loss together with the respective deferred loss or gain. The Bank also recognises the tax consequences of payments and issuing costs, related to financial instruments that are classified as equity, directly in equity.

The Bank only offsets its deferred tax assets against liabilities when there is both legal a right to offset its current tax assets and liabilities and it is the Bank’s intention to settle on a net basis.

Equity and dividends on ordinary shares

Ordinary shares are classified as equity. The transaction costs of an equity transaction are accounted for as a deduction from the equity, net of tax. Equity transaction costs comprise only those incremental external costs directly attributable to the equity transaction which would otherwise have been avoided.

Dividends on ordinary shares are recognised as a liability and deducted from equity when they are approved by the Bank’s shareholders. Interim dividends are deducted from equity when they are declared and no longer at the discretion of the Bank.

Other reserves

The other reserves recorded in equity on the Bank’s statements of financial position include fair value reserves of financial assets measured at FVOCI and Regulatory reserves.

The fair value reserves comprise of the cumulative net change in the fair value of the debt instruments classified at FVOCI, less the allowance for ECL, and the cumulative net change in fair value of equity instruments at FVOCI.

Regulatory reserve mainly represents a difference between impairment provision determined for loan loss and impairment of foreclosed assets in accordance with the regulations of BOM and impairment provision determined under IFRS. This reserve represents a part of other reserve and is distributable to shareholder of the Bank subject to BOM’s approval.

BOGD BANK JSC

Notes to Financial Statements

2. Accounting policy (cont.)

Earnings per share

Basic earnings per share is calculated by dividing the net profit for the year attributable to ordinary equity holders of the Bank by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing the net profit for the year attributable to ordinary equity holders of the Bank (after adjusting for interest on the convertible preference shares and interest on the convertible bond, in each case net of tax, if any) by weighted average number of shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Transactions with related parties

A related party is a person or entity that is related to the Bank:

a.	A person or a close member of that person’s family is related to a Bank if that person:

(i)	has control or joint control of the Bank;

(ii)	has significant influence over the Bank; or

(iii)	is a member of the key management personnel of the Bank.

b.	An entity is related to a Bank if any of the following conditions applies:

(i)	The entity are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of the Bank. If the Bank is itself such a plan, the sponsoring employers are also related to Bank.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Bank or to the parent of the Bank.

In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form. All material transactions and balances with the related parties are disclosed in the relevant notes to the financial statements and the detail is presented in Note 32.

Significant accounting judgments, estimates and assumptions

The preparation of the Bank’s financial statements requires management to make judgements, estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities, and the accompanying disclosures, as well as the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. In the process of applying the Bank’s accounting policies, management has made the following judgements and assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

BOGD BANK JSC

Notes to Financial Statements

2. Accounting policy (cont.)

Existing circumstances and assumptions about future developments may change due to circumstances beyond the Bank’s control and are reflected in the assumptions if and when they occur. Items with the most significant effect on the amounts recognised in the financial statements with substantial management judgement and/or estimates are collated below with respect to judgements/estimates involved.

Estimates and assumptions

Impairment losses on financial assets

The measurement of impairment losses under IFRS 9 across all categories of financial assets in scope requires judgement, in particular, the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses and the assessment of a significant increase in credit risk. These estimates are driven by a number of factors, changes in which can result in different levels of allowances. The Bank’s ECL calculations are outputs of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Elements of the ECL models that are considered accounting judgements and estimates include:

●	The Bank’s credit grading model, which assigns PDs to the individual grades

●	The Bank’s staging assessment

●	The Bank’s criteria for assessing if there has been a significant increase in credit risk and so allowances for financial assets should be measured on LTECL basis and the qualitative assessment

●	The segmentation of financial assets when their ECL is assessed on a collective basis

●	Development of ECL models, including the various formulas and the choice of inputs

●	Determination of associations between macroeconomic scenarios, economic inputs, the effect on PDs, EADs and LGDs

●	Selection of forward-looking macroeconomic scenarios and their probability weightings, to derive the economic inputs into the ECL models.

It is the Bank’s policy to annually review its models in the context of actual loss experience and adjust when necessary.

Significant accounting judgments, estimates and assumptions

Fair value of financial instruments

When the fair value of derivative financial instruments recorded in the statements of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Changes in assumptions could affect the reported fair value of the financial instruments. See Note 31 for further disclosures.

BOGD BANK JSC

Notes to Financial Statements

3. Segment reporting

Operating segments are components that engage in business activities that may earn revenues or incur expenses, whose operating results are regularly reviewed by the chief operating decision maker (‘CODM’), and for which discrete financial information is available. The CODMs are executive management committee members of the Bank. The functions of the CODM are performed by the Board of Directors of the Bank.

The Bank is organised on the basis of two main business segments based on products and services, as follows:

●	Retail and business banking: Includes private and corporate banking services, private and corporate customer current accounts, savings, deposits, credit and debit cards, consumer and mortgages loans, and SME loans.

●	Treasury banking: Undertakes the Bank’s funding and centralised risk management activities through borrowings, use of derivatives for risk management purposes and investing in assets such as short-term placements and corporate and government debt securities. Operation is the Bank’s funds management activities.

All Bank’s activities were carried out in Mongolia, therefore, no further geographical analysis is presented. No revenue from transactions with a single external customer or counterparty amounted to 10% or more of the Bank’s total revenue in 2024 and 2025.

For the year ended December 31, 2024	Retail and Business Banking	Treasury Banking	Unallocated*	Total
	MNT’000	MNT’000	MNT’000	MNT’000
Interest revenue calculated using the effective interest method	87,233,475	21,755,837	—	108,989,312
Other interest and similar income	2,410,429	12,589,378	—	14,999,807
Interest expense calculated using the effective interest method	(41,856,054)	(29,197,476)	—	(71,053,530)
Net interest income	47,787,850	5,147,739	—	52,935,589

Fee and commission income	3,006,660	—	—	3,006,660
Fee and commission expense	(1,174,958)	—	—	(1,174,958)
Net fee and commission income	1,831,702	—	—	1,831,702

Net trading income	—	5,119,630	—	5,119,630
Other operating income	4,675,838	(274,117)	—	4,401,721
Credit loss expense on financial assets	(1,309,984)	160,577	—	(1,149,407)
Net operating income	52,985,406	10,153,829	—	63,139,235

Personnel expenses	(3,824,863)	(5,040,984)	—	(8,865,847)
Depreciation of right-of-use assets	(668,335)	(816,722)	—	(1,485,057)
Other operating expenses	—	—	(7,692,717)	(7,692,717)
Segment profit before taxation	48,492,208	4,296,123	(7,692,717)	45,095,614
Income tax expense			(5,020,242)	(5,020,242)
Profit for the year				40,075,372

Additions to right-of-use assets	608,724	513,212	—	1,121,936
Total Assets	614,913,989	437,746,087	14,273,698	1,066,933,774
Total Liabilities	678,092,290	211,411,919	6,386,872	895,891,081

*	Unallocated items represent those that are common to both segments — either consumed by or benefiting both — and are therefore not practically allocated to either one individually.

BOGD BANK JSC

Notes to Financial Statements

3. Segment reporting (cont.)

For the year ended December 31, 2025	Retail and Business Banking	Treasury Banking	Unallocated*	Total
	MNT’000	MNT’000	MNT’000	MNT’000
Interest revenue calculated using the effective interest method	119,982,535	24,071,542	—	144,054,077
Other interest and similar income	3,609,904	18,125,443	—	21,735,347
Interest expense calculated using the effective interest method	(52,058,984)	(53,005,321)	—	(105,064,305)
Net interest income	71,533,455	(10,808,336)	—	60,725,119

Fee and commission income	2,899,857	—	—	2,899,857
Fee and commission expense	(1,229,962)	—	—	(1,229,962)
Net fee and commission income	1,669,895	—	—	1,669,895

Net trading income	—	2,424,027	—	2,424,027
Other operating income	5,867,810	3,374,339	—	9,242,149
Credit loss expense on financial assets	1,214,860	12,053	—	1,226,913
Net operating income	80,286,020	(4,997,917)	—	75,288,103

Personnel expenses	(3,844,812)	(5,920,519)	—	(9,765,331)
Depreciation of right-of-use assets	(852,473)	(1,093,434)	—	(1,945,907)
Other operating expenses	—	—	(10,274,972)	(10,274,972)
Segment profit before taxation	75,588,735	(12,011,870)	(10,274,972)	53,301,893
Income tax expense			(3,189,285)	(3,189,285)
Profit for the year				50,112,608

Additions to right-of-use assets	1,561,103	220,747	—	1,781,850
Total Assets	677,928,821	672,103,660	21,798,842	1,371,831,323
Total Liabilities	852,998,369	307,287,661	4,495,150	1,164,781,180

*	Unallocated items represent those that are common to both segments — either consumed by or benefiting both — and are therefore not practically allocated to either one individually.

4. Interest and similar income

	2024	2025
	MNT’000	MNT’000
Interest income calculated using the effective interest method
Loans and advances to customers at amortised cost	87,233,475	119,982,535
Debt instruments at FVOCI	9,022,779	10,514,556
Due from banks and financial institutions	2,378,163	2,956,937
Debt instruments at amortised cost	1,294,334	213,276
Repurchase agreements	246,234	425,185
Cash and balances with BOM	8,814,327	9,961,588
	108,989,312	144,054,077
Other interest and similar income
Debt instruments at FVPL	746,273	774,414
Loans and advances to customers measured at FVPL	2,410,429	3,609,894
Derivatives financial instruments	11,843,105	17,351,039
	14,999,807	21,735,347
	123,989,119	165,789,424

BOGD BANK JSC

Notes to Financial Statements

5. Interest and similar expense

	2024	2025
	MNT’000	MNT’000
Interest expense calculated using the effective interest method
Due to customers	36,558,218	43,593,527
Repurchase agreements	4,089,536	6,420,509
Due to banks and other financial institutions	892,910	1,611,373
Lease liabilities (Note 21)	714,453	739,589
Borrowed funds	12,036,017	22,354,007
Derivative financial instruments	16,762,396	30,345,300
	71,053,530	105,064,305

6. Net fee and commission income

	2024	2025
	MNT’000	MNT’000
Fee income earned from services that are provided over time:
Card related fees and commissions	82,186	139,588
Account service fees and commissions	117,375	163,885
Commission income on financial guarantee	1,067,664	635,594
	1,267,225	939,067

Fee income from providing financial services at a point in time:
Card related fees and commissions	767,264	1,034,325
Account service fees and commissions	452,308	464,528
Remittance and other service fees	519,863	461,937
	1,739,435	1,960,790
	3,006,660	2,899,857
Fees and commission expenses
Card transaction charges	(431,997)	(486,215)
Other charges	(742,961)	(743,747)
	(1,174,958)	(1,229,962)
TOTAL	1,831,702	1,669,895

7. Net trading income

	2024	2025
	MNT’000	MNT’000
Gain on disposal of debt securities, net*	3,559,745	1,683,724
Dividend income	30,993	57,608
Trading foreign exchange gain, net	1,818,399	669,335
(Loss)/gain on valuation of equity investments at FVPL	(289,507)	13,360
	5,119,630	2,424,027

*	The gain on disposal of debt securities, net, for 2024 and 2025 was primarily attributable to disposals of debt instruments measured at FVOCI, including both government bonds and corporate bonds, with an aggregate disposal gain exceeding MNT 1.6 billion (2024: exceeding MNT 3.4 billion). Of this amount, approximately MNT 113 million (2024: approximately MNT 245 million) represents the reversal of previously recognised impairment losses on FVOCI debt instruments, with the remaining amount reflecting realized gains from current-period disposals. Disposals of debt securities measured at FVTPL and amortised cost were not significant for the periods.

These disposals were undertaken as part of the Bank’s ongoing asset-liability management and treasury activities, aimed at optimizing liquidity and enhancing profitability in response to market conditions. Such activities are a routine component of the Bank’s investment strategy, and the Bank expects to continue to actively manage its debt securities portfolio, including periodic disposals, in future periods.

BOGD BANK JSC

Notes to Financial Statements

8. Other operating income

	2024	2025
	MNT’000	MNT’000
Gain on valuation of derivative financial instruments	668,325	10,341,595
Unrealised foreign exchange loss	(1,087,324)	(8,266,715)
Gain on disposal of property and equipment	56,093	3,041
Gain on disposal of assets held for sale	4,675,838	5,867,810
Others	88,789	1,296,418
	4,401,721	9,242,149

9. Credit loss expense/(reversal of credit loss expense)

	2024	2025
	MNT’000	MNT’000
Net charge/(reversal) for credit loss:
Cash and balances with BOM (Note 13)	(5,046)	(9,806)
Due from other banks and financial institutions (Note 14)	(50,761)	27,300
Debt instruments measured at FVOCI (Note 15)	(27,491)	9,775
Debt instruments measured at amortised cost (Note 15)	(67,152)	(40,950)
Loans and advances to customers (Note 17)	1,321,049	(1,244,967)
Other assets (Note 18)	(2,208)	1,628
Repurchase agreements (Note 24)	(7,920)	-
Off-balance commitments (Note 29)	(11,064)	30,107
	1,149,407	(1,226,913)

10. Operating expenses

	2024	2025
	MNT’000	MNT’000
Salaries and wages	8,865,847	9,765,331
Professional service fee	1,689,952	3,468,931
Marketing and advertising expenses	451,968	627,845
Depreciation of property and equipment (Note 20)	1,131,257	1,315,365
Depreciation of right-of-use assets (Note 21)	1,485,057	1,945,907
Amortisation of intangible assets (Note 22)	372,756	612,892
Maintenance expenses	430,831	475,317
Insurance	968,520	1,069,861
Business travel expenses	322,506	304,341
Rental expenses	223,920	272,029
Security	110,460	136,661
Written-off of property and equipment	-	671
Other operating expenses	1,990,547	1,991,059
	18,043,621	21,986,210

BOGD BANK JSC

Notes to Financial Statements

11. Income tax expense/(liabilities)

11.1 Income tax expense

The income tax expense for the years ended December 31, 2024 and 2025 are:

	2024	2025
	MNT’000	MNT’000
Current income tax	5,020,242	3,189,285

The Bank provides for income taxes on the basis of its income for financial reporting purposes, adjusted for items which are not assessable or deductible for income tax purposes. The income tax rate for profits of the Bank is 10% (2024: 10%) for the first MNT 6 billion (2024: MNT 6 billion) of taxable income and 25% (2024: 25%) on the excess of taxable income over MNT 6 billion (2024: MNT 6 billion). Interest income on government bonds is not subject to income tax.

A reconciliation of income tax expense applicable to profit before tax at the statutory income tax rate to income tax expenses at the effective income tax rate of the Bank for the years ended December 31, 2024 and 2025 are as follows:

	2024	2025
	MNT’000	MNT’000
Profit before tax	45,095,614	53,301,893
Tax at statutory rate of 25% (2024: 25%)	11,273,904	13,325,473
Tax effect of lower tax rate	(900,000)	(900,000)
Tax effect of revenues exempt from taxation	(502,735)	(1,165,213)
Tax effect of non-taxable income	(1,622,738)	(2,834,100)
Tax effect of expenses not deductible for income tax purpose and temporary differences not recognised	8,563,102	7,602,242
Tax effect of income subject to lower tax rate and income tax bracket	(11,791,291)	(12,839,117)
	5,020,242	3,189,285

The effective income tax rate for 2025 is 5.98% (2024: 11.13%).

11.2 Income tax liabilities

	2024	2025
	MNT’000	MNT’000
Income tax liabilities as at January 1,	1,159,202	3,821,552
Income tax expense for the year	5,020,242	3,189,285
Income tax paid	(2,357,892)	(4,340,989)
Income tax liabilities as at December 31,	3,821,552	2,669,848

12. Earnings per share

	2024	2025
	MNT’000	MNT’000
Profit attributable to ordinary equity holders	40,075,372	50,112,608

In 2025, the Bank completed a 10,000-to-1 consolidation of its ordinary shares, reducing the number of ordinary shares outstanding with no change in the Bank’s resources. In accordance with IAS 33 Earnings per Share, the weighted average number of ordinary shares used in calculation of basic and diluted earnings per share has been adjusted retrospectively for all periods presented as if the share consolidation had occurred at the beginning of the earliest period presented.

BOGD BANK JSC

Notes to Financial Statements

12. Earnings per share (cont.)

As a result, basic and diluted earnings per share for both the current and comparative periods have been restated to ensure comparability. The restatement affected only the earnings per share calculation and did not impact total equity or profit for any period.

	2024 (restated)	2025
Adjusted weighted average number of ordinary shares for earnings per share	120,586	117,761

Earnings per share

	2024 (restated)	2025
	MNT	MNT
Equity holders of the Bank for the period:
Basic and diluted earnings per share	332,339	425,545

Basic and diluted earnings per share are calculated by dividing the net profit by the weighted average number of ordinary shares in issue during the year (See Note 28).

13. Cash and balances with BOM

	2024	2025
	MNT’000	MNT’000
Cash on hand	3,291,048	3,643,804
Current accounts with BOM	54,017,078	32,142,217
BOM treasury bills	82,589,388	42,806,437
Gross carrying cash and cash equivalents other than mandatory reserves	139,897,514	78,592,458
Less: Allowance for impairment losses	(15,482)	(5,676)
Net cash and cash equivalents other than mandatory reserves	139,882,032	78,586,782

Mandatory reserves with BOM	46,272,440	82,544,643
Less: Allowance for impairment losses on mandatory reserves with BOM	—	—
Net cash and balances with BOM	186,154,472	161,131,425

Current accounts with BOM are maintained in accordance with BOM regulations. The balances maintained with BOM are determined at not less than 13% (2024: 11%) of customer deposits for local currency and not less than 18% (2024: 16%) of customer deposits for foreign currency based on average balance of 2 weeks. As at December 31, 2025, the average reserve required by the BOM for that period of 2 weeks was MNT54,048,665,000 (2024: MNT 28,331,087,000) for local currency and MNT28,495,978,000 (2024: MNT 17,941,353,000) for foreign currency maintained on current accounts with the BOM.

13.1 Additional cash flow information

	2024	2025
	MNT’000	MNT’000
Cash and balances with BOM (Note 13)	139,897,514	78,592,458
Due from banks and financial institutions with maturity of less than three months (Note 14)	138,750,501	330,565,395
	278,648,015	409,157,853
Less: Deposits placed as cash collateral in time deposits from banks and financial institutions (Note 23)	(128,404,250)	(298,785,207)
Net cash and cash equivalents	150,243,765	110,372,646

BOGD BANK JSC

Notes to Financial Statements

14. Due from other banks and financial institutions

	2024	2025
	MNT’000	MNT’000
Due from domestic banks and financial institutions with maturity of less than three months	129,932,519	301,370,616
Due from domestic banks and financial institutions with maturity of more than three months	1,574,619	—
Due from foreign banks and financial institutions with maturity of less than three months	8,817,982	29,194,779
Gross carrying amount	140,325,120	330,565,395
Less: Allowance for impairment losses	(7,841)	(35,141)
Net due from banks and financial institutions	140,317,279	330,530,254

Due from banks and financial institutions represent local and foreign currency current accounts maintained with foreign and local financial institutions.

15. Financial investments

	2024	2025
	MNT’000	MNT’000
Financial assets at FVPL
Senior RMBS(a)	5,260,191	5,592,903
Junior RMBS(a)	2,496,740	3,361,016
Junior ABS(b)	196,164	114,528
	7,953,095	9,068,447
Debt instruments measured at FVOCI
Quoted government bonds(c)	23,387,706	85,928,352
Quoted corporate bonds(e)	40,134,692	36,248,044
Unquoted corporate bonds(d)	934,803	3,532,602
	64,457,201	125,708,998

Debt instruments at amortised cost
Quoted government bonds(c)	11,519,467	—
Senior ABS(g)	35,429	—
Unquoted corporate bonds(d)	—	—
Less: Allowance for ECL	(40,950)	—
	11,513,946	—
Reverse repurchase agreements
Cash collateral paid for reverse repos	—	14,054,885
	—	14,054,885

Equity instruments measured at FVPL
Quoted equities(f)	1,471,771	1,455,814
	85,396,013	150,288,144

(a)	Residential mortgage-backed securities (“RMBS”) represent Senior and Junior interest-bearing long-term securities issued by wholly owned special purpose companies of MIK Holding JSC (“MIK”). The Bank has sold fixed rate mortgage loans to MIK and received the RMBSs in exchange.

BOGD BANK JSC

Notes to Financial Statements

15. Financial investments (cont.)

(b)	Asset-backed securities (“ABS”) represent Senior and Junior tranches of an interest-bearing long-term securities issued by wholly owned special purpose companies of Securities Financing Corporation LLC (“SFC”). The bank has sold fixed rate repurchase financed business loans to SFC and received the ABSs in exchange.

(c)	Quoted government bonds represent investment in government bonds listed in foreign market.

(d)	Unquoted corporate bonds are interest bearing short-term bonds issued by companies. As at 31 December 2025, unquoted corporate bonds at FVTOCI represent short-term unquoted corporate bonds issued by Ulaanbaatar Railway JVC. As at December 31, 2024, unquoted corporate bonds at FVOCI represent short-term unquoted corporate bonds issued by Frontiers Capital LLC.

(e)	Quoted corporate bonds represent investment in MIK bonds listed in foreign market.

(f)	Quoted equities represent investments in equities listed on the MSE. The Bank holds investments in mutual funds of Ard Management LLC and Mandal Asset Management LLC as well as share of Bodi Insurance JSC. The Bank received dividend of 57,608 thousand (2024: MNT 30,993 thousand) from its investment in Bodi Insurance JSC shares (see Note 7).

16. Derivative financial instruments

The table below shows the fair values of derivative financial instruments recorded as assets or liabilities together with their notional amounts. The notional amount, recorded gross, is the amount of a derivative’s underlying asset, reference rate or index and is the basis upon which changes in the value of derivatives are measured. The notional amounts indicate the volume of transactions outstanding at the year end and are indicative of neither the market risk nor the credit risk.

	Notional	Fair value
	Amount	Assets	Liabilities
	MNT’000	MNT’000	MNT’000
At December 31, 2024
Cross-currency interest rate swaps with BOM(a)	191,534,000	—	(1,346,323)
Cross-currency swaps(b)	19,191,023	556,858	—
	210,725,023	556,858	(1,346,323)

At December 31, 2025
Cross-currency interest rate swaps with BOM(a)	233,797,440	11,157,570	—
Cross-currency swaps(b, c, d)	42,181,620	—	(1,605,439)
	275,979,060	11,157,570	(1,605,439)

(a)	The Bank enters into cross-currency interest rate swap agreements with BOM. At initiation, the Bank has paid USD funds to BOM and received MNT funds at the spot rate. During the term of the agreement with BOM, the Bank receives interest on USD funds at SOFR plus certain margin and pays interest on MNT funds at the central bank repo rate. At the end of the term of agreements, the parties shall exchange the principal payments at the exchange rate of the initial transaction.

(b)	In February and October 2024, the Bank made cross-currency swap agreements with Net Capital NBFI and Bull Capital NBFI for a three-year and a two-year term, respectively. Under the agreements, the Bank sold USD funds at a forward rate.

(c)

In August, October and November 2025, the Bank made cross-currency swap agreements with Net Capital NBFI for a one-year term. Under the agreements, the Bank sold USD funds at a forward rate. In June, July and August 2025, the Bank made cross-currency swap agreements with Bull Capital NBFI for a two-year term. Under the agreements, the Bank sold USD funds at a forward rate.

(d)	In December 2025, the Bank entered into a short-term cross-currency swap agreement with Transport Development Bank for a one-month term. Under the agreement, the Bank sold USD funds in exchange for CNY funds at a spot rate with a concurrent commitment to repurchase the USD funds at a forward rate.

BOGD BANK JSC

Notes to Financial Statements

17. Loans and advances to customers

	2024	2025
	MNT’000	MNT’000
Business loan	286,987,809	361,353,917
Mortgage loan	23,493,151	21,327,510
Consumer loan	238,899,240	230,166,494
	549,380,200	612,847,921
Allowance for impairment losses	(3,025,426)	(1,780,459)
Net loans and advances to customers at amortised cost	546,354,774	611,067,462

Loans and advances to customers at FVPL	33,423,530	38,930,075
Total loans and advances to customers	579,778,304	649,997,537

Transferred financial assets that are derecognised in their entirety

Sale of mortgage pools

During the years ended December 31, 2024 and 2025, the Bank sold 100% of its rights of the cash flows arising on portfolios of fixed rate mortgage loans to MIK in exchange for RMBS. The Bank derecognised the loan portfolios and recognised the Senior RMBS and Junior RMBS received as financial assets (see Note 15). Bank’s continuing involvement in the transferred assets is also to act as servicer of the transferred assets until its maturity, with a quarterly servicing fee of 2.5% of serviced amount. The Bank may become obligated to repurchase the derecognised financial assets in the unlikely event of liquidation of the special purpose companies.

Sale of business loan pools

On 20 February 2021, the Government of Mongolia has approved a MNT 10 trillion “Economic recovery plan and citizen’s health protection program”. The program consisted of 5 components supporting SMEs, housing, strategically important projects, agricultural productions and access to education.

As part of sub-program in supporting SMEs, the Bank participated in securitisation transactions with wholly owned special purpose companies of SFC in selling SME loan pools. As per the amendment made to the General repurchase agreement dated on 28 November 2022, the Bank is no longer be obliged to replace the defaults to SFC and has transferred the control of the asset to SFC. The Bank did not retain all the risks and rewards related to the loans sold to SFC within these transactions. Therefore, the Bank derecognised the loan portfolio and recognised the Senior ABS and Junior ABS received as financial assets bearing an interest rate of 9.5% p.a with a maturity of up to 3 years (see Notes 15).

The Bank’s continuing involvement in the transferred assets also is to act as servicer of the transferred assets until its maturity, with a quarterly servicing fee of 0.5% on amount collected for performing this service. The Bank may become obligated to repurchase the derecognised financial assets in the unlikely event of liquidation of the special purpose companies.

Loans and advances to customers at FVPL

The Bank holds mortgage portfolio of loans and advances to customers to be sold to MIK amounting to MNT 38,926,850 thousand (2024: MNT 33,397,305 thousand) and business loan pools to be sold to SFC amounting to MNT 3,225 thousand (2024: MNT 26,225 thousand).

BOGD BANK JSC

Notes to Financial Statements

17. Loans and advances to customers (cont.)

Impairment allowance for loans and advances to customers

The tables below show the credit quality and the maximum exposure to credit risk including ECL allowance based on the Bank’s internal credit rating system and year-end stage classification. The amounts presented are gross of impairment allowances. Details of the Bank’s internal grading system and policies on whether ECL allowances are calculated on an individual or collective basis are set out in Note 30.

	Business	Mortgage	Consumer	Total
	MNT’000	MNT’000	MNT’000	MNT’000
Gross carrying amount
Gross carrying amount as at January 1, 2024	183,640,407	19,142,254	98,970,088	301,752,749
New assets originated or purchased	224,481,070	9,154,443	223,959,054	457,594,567
Assets derecognised or repaid	(121,133,668)	(4,803,546)	(84,029,902)	(209,967,116)
Gross carrying amount as at December 31, 2024	286,987,809	23,493,151	238,899,240	549,380,200

ECL allowance
ECL allowance as at January 1, 2024	845,222	114,550	744,605	1,704,377
New assets originated or purchased	668,453	5,588	1,240,655	1,914,696
Assets derecognised or repaid	(505,925)	(2,528)	(352,584)	(861,037)
Impact on ECL on transfer between stages and changes in input	136,015	(75,986)	207,361	267,390
Net charge for the year (Note 9)	298,543	(72,926)	1,095,432	1,321,049
ECL allowance as at December 31, 2024	1,143,765	41,624	1,840,037	3,025,426

	Business	Mortgage	Consumer	Total
	MNT’000	MNT’000	MNT’000	MNT’000
Gross carrying amount
Gross carrying amount as at January 1, 2025	286,987,809	23,493,151	238,899,240	549,380,200
New assets originated or purchased	193,572,086	6,275,890	160,833,441	360,681,417
Assets derecognised or repaid	(119,205,978)	(8,441,531)	(169,566,187)	(297,213,696)
Gross carrying amount as at December 31, 2025	361,353,917	21,327,510	230,166,494	612,847,921

	Business	Mortgage	Consumer	Total
	MNT’000	MNT’000	MNT’000	MNT’000
ECL allowance
ECL allowance as at January 1, 2025	1,143,765	41,624	1,840,037	3,025,426
New assets originated or purchased	276,446	2,705	600,515	879,666
Assets derecognised or repaid	(453,981)	(11,795)	(1,143,087)	(1,608,863)
Impact on ECL on transfer between stages and changes in input	(338,503)	(23,628)	(153,639)	(515,770)
Net charge for the year (Note 9)	(516,038)	(32,718)	(696,211)	(1,244,967)
ECL allowance as at December 31, 2025	627,727	8,906	1,143,826	1,780,459

BOGD BANK JSC

Notes to Financial Statements

17. Loans and advances to customers (cont.)

Business loans	Stage 1	Stage 2	Stage 3	Total
	MNT’000	MNT’000	MNT’000	MNT’000
Gross carrying amount
Gross carrying amount as at January 1, 2024	161,619,612	14,721,553	7,299,242	183,640,407
New assets originated or purchased	206,811,511	13,967,649	3,701,910	224,481,070
Assets derecognised or repaid	(104,196,614)	(12,073,520)	(4,863,534)	(121,133,668)
Transfer to Stage 1	1,509,374	(1,509,374)	-	-
Transfer to Stage 2	(8,159,478)	8,193,906	(34,428)	-
Transfer to Stage 3	(4,196,223)	(649,447)	4,845,670	-
Gross carrying amount as at December 31, 2024	253,388,182	22,650,767	10,948,860	286,987,809

ECL allowance
ECL allowance as at January 1, 2024	322,750	127,404	395,068	845,222
New assets originated or purchased	210,652	430,709	27,092	668,453
Assets derecognised or repaid	(214,211)	(55,657)	(236,057)	(505,925)
Transfer to Stage 1	2,181	(2,181)	-	-
Transfer to Stage 2	(90,937)	91,127	(190)	-
Transfer to Stage 3	(29,039)	(19,266)	48,305	-
Impact on ECL on transfer between stages and changes in input	75,377	(47,563)	108,201	136,015
Net charge for the year (Note 9)	(45,977)	397,169	(52,649)	298,543
ECL allowance as at December 31, 2024	276,773	524,573	342,419	1,143,765

Business loans	Stage 1	Stage 2	Stage 3	Total
	MNT’000	MNT’000	MNT’000	MNT’000
Gross carrying amount
Gross carrying amount as at January 1, 2025	253,388,182	22,650,767	10,948,860	286,987,809
New assets originated or purchased	182,272,969	9,210,021	2,089,096	193,572,086
Assets derecognised or repaid	(104,735,742)	(8,056,162)	(6,414,074)	(119,205,978)
Transfer to Stage 1	6,210,812	(6,052,651)	(158,161)	—
Transfer to Stage 2	(24,988,411)	27,965,498	(2,977,087)	—
Transfer to Stage 3	(7,744,989)	(1,938,309)	9,683,298	—
Gross carrying amount as at December 31, 2025	304,402,821	43,779,164	13,171,932	361,353,917

ECL allowance
ECL allowance as at January 1, 2025	276,773	524,573	342,419	1,143,765
New assets originated or purchased	162,974	50,088	63,384	276,446
Assets derecognised or repaid	(102,106)	(27,389)	(324,486)	(453,981)
Transfer to Stage 1	3,788	(3,508)	(280)	—
Transfer to Stage 2	(71,534)	84,522	(12,988)	—
Transfer to Stage 3	(72,525)	(40,673)	113,198	—
Impact on ECL on transfer between stages and changes in input	78,220	(425,237)	8,514	(338,503)
Net charge for the year (Note 9)	(1,183)	(362,197)	(152,658)	(516,038)
ECL allowance as at December 31, 2025	275,590	162,376	189,761	627,727

BOGD BANK JSC

Notes to Financial Statements

17. Loans and advances to customers (cont.)

Mortgage loans	Stage 1	Stage 2	Stage 3	Total
	MNT’000	MNT’000	MNT’000	MNT’000
Gross carrying amount
Gross carrying amount as at January 1, 2024	15,683,750	3,124,949	333,555	19,142,254
New assets originated or purchased	9,125,882	28,561	-	9,154,443
Assets derecognised or repaid	(4,107,447)	(678,895)	(17,204)	(4,803,546)
Transfer to Stage 1	406,621	(406,621)	-	-
Transfer to Stage 2	(1,263,850)	1,263,850	-	-
Transfer to Stage 3	(272,534)	(404,022)	676,556	-
Gross carrying amount as at December 31, 2024	19,572,422	2,927,822	992,907	23,493,151

ECL allowance
ECL allowance as at January 1, 2024	9,426	102,342	2,782	114,550
New assets originated or purchased	5,251	337	-	5,588
Assets derecognised or repaid	(2,262)	-	(266)	(2,528)
Transfer to Stage 1	107	(107)	-	-
Transfer to Stage 2	(2,860)	2,860	-	-
Transfer to Stage 3	(1,100)	(19,613)	20,713	-
Impact on ECL on transfer between stages and changes in input	1,008	(82,310)	5,316	(75,986)
Net charge for the year (Note 9)	144	(98,833)	25,763	(72,926)
ECL allowance as at December 31, 2024	9,570	3,509	28,545	41,624

Mortgage loans	Stage 1	Stage 2	Stage 3	Total
	MNT’000	MNT’000	MNT’000	MNT’000
Gross carrying amount
Gross carrying amount as at January 1, 2025	19,572,422	2,927,822	992,907	23,493,151
New assets originated or purchased	6,118,270	83,492	74,128	6,275,890
Assets derecognised or repaid	(5,638,228)	(2,437,179)	(366,124)	(8,441,531)
Transfer to Stage 1	766,299	(342,227)	(424,072)	—
Transfer to Stage 2	(527,528)	527,528	—	—
Transfer to Stage 3	—	(6,676)	6,676	—
Gross carrying amount as at December 31, 2025	20,291,235	752,760	283,515	21,327,510

ECL allowance
ECL allowance as at January 1, 2025	9,570	3,509	28,545	41,624
New assets originated or purchased	1,885	185	635	2,705
Assets derecognised or repaid	(1,964)	(1,854)	(7,977)	(11,795)
Transfer to Stage 1	500	(377)	(123)	—
Transfer to Stage 2	(1,222)	1,222	—	—
Transfer to Stage 3	-	(16)	16	—
Impact on ECL on transfer between stages and changes in input	(2,568)	(1,028)	(20,032)	(23,628)
Net charge for the year (Note 9)	(3,369)	(1,868)	(27,481)	(32,718)
ECL allowance as at December 31, 2025	6,201	1,641	1,064	8,906

BOGD BANK JSC

Notes to Financial Statements

17. Loans and advances to customers (cont.)

Consumer loans	Stage 1	Stage 2	Stage 3	Total
	MNT’000	MNT’000	MNT’000	MNT’000
Gross carrying amount
Gross carrying amount as at January 1, 2024	95,433,633	1,684,664	1,851,791	98,970,088
New assets originated or purchased	211,636,571	11,664,310	658,173	223,959,054
Assets derecognised or repaid	(81,949,083)	(1,382,615)	(698,204)	(84,029,902)
Transfer to Stage 1	81,707	(65,468)	(16,239)	-
Transfer to Stage 2	(1,454,874)	1,455,790	(916)	-
Transfer to Stage 3	(561,135)	(230,409)	791,544	-
Gross carrying amount as at December 31, 2024	223,186,819	13,126,272	2,586,149	238,899,240

ECL allowance
ECL allowance as at January 1, 2024	381,324	27,290	335,991	744,605
New assets originated or purchased	771,711	332,572	136,372	1,240,655
Assets derecognised or repaid	(282,787)	(17,955)	(51,842)	(352,584)
Transfer to Stage 1	790	(260)	(530)	-
Transfer to Stage 2	(20,441)	20,458	(17)	-
Transfer to Stage 3	(32,963)	(19,148)	52,111	-
Impact on ECL on transfer between stages and changes in input	5,821	10,112	191,428	207,361
Net charge for the year (Note 9)	442,131	325,779	327,522	1,095,432
ECL allowance as at December 31, 2024	823,455	353,069	663,513	1,840,037

Consumer loans	Stage 1	Stage 2	Stage 3	Total
	MNT’000	MNT’000	MNT’000	MNT’000
Gross carrying amount
Gross carrying amount as at January 1, 2025	223,186,819	13,126,272	2,586,149	238,899,240
New assets originated or purchased	160,302,478	259,708	271,255	160,833,441
Assets derecognised or repaid	(158,497,420)	(8,599,491)	(2,469,276)	(169,566,187)
Transfer to Stage 1	4,359,477	(4,335,151)	(24,326)	—
Transfer to Stage 2	(464,425)	524,613	(60,188)	—
Transfer to Stage 3	(782,119)	(151,539)	933,658	—
Gross carrying amount as at December 31, 2025	228,104,810	824,412	1,237,272	230,166,494

ECL allowance
ECL allowance as at January 1, 2025	823,455	353,069	663,513	1,840,037
New assets originated or purchased	473,959	10,846	115,709	600,514
Assets derecognised or repaid	(320,672)	(183,332)	(639,083)	(1,143,087)
Transfer to Stage 1	28,597	(28,268)	(329)	—
Transfer to Stage 2	(5,525)	6,119	(594)	—
Transfer to Stage 3	(100,736)	(20,960)	121,696	—
Impact on ECL on transfer between stages and changes in input	(13,925)	(120,205)	(19,508)	(153,638)
Net charge for the year (Note 9)	61,698	(335,800)	(422,109)	(696,211)
ECL allowance as at December 31, 2025	885,153	17,269	241,404	1,143,826

BOGD BANK JSC

Notes to Financial Statements

18. Other assets

	2024	2025
	MNT’000	MNT’000
Other financial asset
Interest receivable on cross-currency swap	1,440,131	1,659,386
Receivable on cash and settlement services	726,612	971,363
Receivable from entities	20,161,091	14,485,031
Delay on clearing settlement	243,763	—
Other financial assets	924,257	775,301
Less: Allowance for impairment	(7,402)	(9,029)
	23,488,452	17,882,052
Other non-financial asset
Prepaid expenses	7,746,784	15,617,053
Supply materials	1,217,578	1,019,595
Prepayment made for property and equipment and intangible assets	221,530	243,102
	9,185,892	16,879,750
Total other assets	32,674,344	34,761,802

19. Assets held for sale

	2024	2025
	MNT’000	MNT’000
At January 1	28,186,807	32,469,935
Addition	47,361,779	39,012,142
Disposal	(43,078,651)	(46,565,897)
At December 31	32,469,935	24,916,180

The Management assessed that those buildings and real estates are available for immediate sale and can be sold to the buyer in current condition. The actions to complete the sale were initiated and expected to be completed within one year from the date of initial classification. Potential buyers have been identified and negotiations as at reporting date are at an advanced stage.

BOGD BANK JSC

Notes to Financial Statements

20. Property and equipment

	Computers and others	Office equipment and vehicles	Total
	MNT’000	MNT’000	MNT’000
At December 31, 2024

At cost
At January 1, 2024	4,664,956	3,363,017	8,027,973
Additions	706,036	1,568,331	2,274,367
Disposal	(55,932)	(737,000)	(792,932)
At December 31, 2024	5,315,060	4,194,348	9,509,408

Accumulated depreciation
At January 1, 2024	3,005,218	703,614	3,708,832
Charge for the year (Note 10)	868,083	263,174	1,131,257
Disposal	(55,932)	(95,584)	(151,516)
At December 31, 2024	3,817,369	871,204	4,688,573
Net carrying amount	1,497,691	3,323,144	4,820,835

At December 31, 2025

At cost
At January 1, 2025	5,315,060	4,194,348	9,509,408
Additions	648,269	223,532	871,801
Disposal	-	(72,000)	(72,000)
Write-offs (Note 10)	(44,375)	(2,595)	(46,970)
At December 31, 2025	5,918,954	4,343,285	10,262,239

Accumulated depreciation
At January 1, 2025	3,817,369	871,204	4,688,573
Charge for the year (Note 10)	995,296	320,069	1,315,365
Disposal	-	(34,682)	(34,682)
Write-off (Note 10)	(44,370)	(1,929)	(46,299)
At December 31, 2025	4,768,295	1,154,662	5,922,957
Net carrying amount	1,150,659	3,188,623	4,339,282

21. Right-of-use assets and lease liabilities

The Bank has lease contracts for branch office spaces used in its operations. These leases on average have remaining lease term of 3.49 (2024: 3.06) years. The weighted average incremental borrowing rate applied to lease liabilities is 19.51% (2024: 20.17%). The Bank’s obligations under its leases are secured by the lessor’s title to the leased assets. The Bank also has certain leases of server spaces, storeroom and logo board with lease terms of 12 months or less and leases with low value.

BOGD BANK JSC

Notes to Financial Statements

21. Right-of-use assets and lease liabilities (cont.)

The Bank applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases. Set out below are the carrying amounts of right-of-use assets and lease liabilities and the reconciliation of movements during the year:

	Right-of-use assets
	2024	2025
	MNT’000	MNT’000
As at January 1	3,086,677	3,273,780
Additions	1,121,936	136,915
Changes in consideration	550,224	1,644,935
Depreciation charge for the year (Note 10)	(1,485,057)	(1,945,907)
As at December 31	3,273,780	3,109,723

	Lease liabilities
	2024	2025
	MNT’000	MNT’000
As at January 1	3,409,558	3,211,160
Additions	454,393	—
Changes in consideration	550,224	1,644,935
Accretion of interest (Note 5)	714,453	739,589
Lease payments	(1,917,468)	(2,629,352)
As at December 31	3,211,160	2,966,332

The following are the amounts recognised in profit or loss:

	2024	2025
	MNT’000	MNT’000
Depreciation expense of right-of-use assets	1,485,057	1,945,907
Interest expense on lease liabilities	714,453	739,589
Expense relating to short-term and low-value leases (included in operating expenses)	223,920	272,029
Total amount recognised in profit or loss	2,423,430	2,957,525

The Bank determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Bank has extension and/or termination options in a number of leases for office and branch spaces. These are used to maximise operational flexibility in terms of managing the assets used in the Bank’s operations.

22. Intangible assets

	2024	2025
	MNT’000	MNT’000
At cost
At January 1	2,340,451	3,246,582
Additions	906,131	720,344
Write-off	—	(646,052)
At December 31	3,246,582	3,320,874

Accumulated amortisation
At January 1	1,381,872	1,754,628
Charge for the year (Note 10)	372,756	612,892
Write-off	—	(646,052)
At December 31	1,754,628	1,721,468
Net carrying amount	1,491,954	1,599,406

BOGD BANK JSC

Notes to Financial Statements

23. Due to banks and other financial institutions

As at December 31, 2025, due to banks and other financial institutions include term deposits with commercial banks. Time deposits have interest rates between 1% to 16.5% (2024: 1% to 16.5%) per annum and original maturity from 6 to 91 days (2024: 7 to 95 days). The bank collateralized deposit accounts at an amount of MNT298,785,207 thousand (2024: MNT128,404,250 thousand) with maturity in January 2026 (2024: January 2025).

24. Repurchase agreements

	2024	2025
	MNT’000	MNT’000
BOM(a)	68,889,302	—
Other bank and financial institutions(b)	23,256,945	32,055,531
	92,146,247	32,055,531

(a)	As at December 31, 2024, total outstanding balance of long-term repurchase agreements amounted to MNT68,889,302 thousand (2025: nil), all obtained in relation to “Economic recovery plan and citizen’s health protection program” upon which the Bank shall disburse the financing to eligible borrowers and could sell these loans to SFC in return for ABS (See Note 17). The agreements bear annual interests ranging between 6% to 10.5% and the latest one shall mature on December 26, 2025 (2025: nil).

The Bank collateralized Senior ABS of MNT 17,400 thousand (2025: nil) with maturity by September 16, 2030 and Senior RMBS of MNT4,900,800 thousand (2025: nil) with maturity by February 3, 2053.

(b)	Repurchase agreements made with other bank and financial institutions are short term repurchase agreements maturing on January 2, 2026 and January 15, 2026 (2024: November 17, 2025 and December 26, 2025) and the Bank collateralized quoted government bonds of MNT42,679,920 thousand or USD 12,000 thousand with latest maturity date by February 25, 2030 (2024: MNT33,381,640 thousand or USD 9,760 thousand with latest maturity by June 5, 2029).

25. Due to customers

	2024	2025
	MNT’000	MNT’000
Government deposits
– Current accounts	6,661,348	5,785,220
– Time deposits	16,751,213	37,629,939
– Guarantee and LC funds	1,693	1,693
Private sector deposits
– Time deposits	114,833,149	111,624,485
– Current accounts	39,658,691	43,678,902
– Guarantee and LC funds	745,848	742,285
Individual deposits
– Time deposits	246,178,482	295,230,333
– Current accounts	20,832,355	16,577,571
– Demand deposits	8,152,341	8,042,886
	453,815,120	519,313,314

BOGD BANK JSC

Notes to Financial Statements

26. Borrowed funds

	Maturity date	2024	2025
		MNT’000	MNT’000
Borrowed funds from banks and financial institutions
EMF Microfinance Fund, AGmvK	16/3/2025	5,592,332	—
	31/1/2026	14,149,176	5,883,864
	10/10/2026	10,371,012	10,841,699
	11/11/2026	6,859,295	7,171,506
	5/5/2028	—	10,738,190
	22/12/2028	—	17,649,520
U.S. International Development Finance Corporation (DFC)	15/8/2030	47,972,313	41,762,157
/TJ/Dutch Good Growth Fund DGGF	15/12/2026	27,226,832	14,187,398
China Trade Solutions Ltd.	18/3/2026	256,478	289,115
Asian Development Bank	2/8/2027	52,496,589	54,721,015
Global Gender Smart Fund/Triple Jump	23/8/2027	17,479,180	18,214,584
	15/11/2028	—	7,082,802
Pettelaar Effectenbewaarbedrijf N.V.	15/9/2028	—	18,553,252
Dutch Entrepreneurial Development Bank FMO	12/2/2030	—	62,849,001
Borrowed funds from government organizations
Mortgage Financing Programme by BOM	15/12/2025	24,013,226	—
	15/12/2026	—	16,233,440
	1/7/2026		7,217,793
	1/7/2027	—	6,031,343
		206,416,433	299,426,679

All borrowed funds from government organisations are related to the Government of Mongolia. The Bank did not have any defaults on principal or interest payments with regard to all liabilities as at December 31, 2024 and 2025.

Borrowed funds from banks and financial institutions encompass debt financing and trade finance received from financial institutions.

As at December 31, 2024 and 2025, the Bank did not have any defaults on any principal and interest payments related to any of the borrowed funds.

For the borrowed funds mentioned above, a facility agreement takes place, in which certain financial covenants are to be complied with. The aforementioned financial covenants can be categorized as the following:

●	capital related ratios (such as capital adequacy ratio);

●	financial risks related ratios (such as liquidity ratio, open foreign currency position, and operating efficiency ratio);

●	credit related ratios (such as NPL ratio, loan portfolio concentration, top ten loan exposure ratio, single exposure limit ratio, related party exposure ratio, loan loss reserve ratio and open asset ratio);

●	other ratios (loan to deposit and borrowings ratio, return on assets etc.)

The borrowed funds become payable on demand in the event of default, that is in the case of non-compliance with the covenants. Henceforth, officers of the Financial Management Division, Risk Management Division, Credit Management Division and Treasury and Investment Banking Division, which directly report to the CFO, Vice President of Risk Management, Vice President of Treasury and Investment Banking, continuously monitor the covenants. If certain covenants are anticipated or noted to be non-compliant, the information is effectively communicated to the lender and countermeasures to address the issues is taken by the management. The issue of covenant non-compliance is resolved through self-remedy based on mitigating actions or through acceptance of the breaches based either on request for temporary waiver or based on amendment to agreement.

As at December 31, 2024 and 2025, the Bank is compliant with the covenants set in the agreement of the borrowed funds.

BOGD BANK JSC

Notes to Financial Statements

27. Other liabilities

	2024	2025
	MNT’000	MNT’000
Other financial liabilities
Interest payable on cross-currency swap	1,778,617	2,491,639
Delay on clearing settlement	219,759	2,826,137
Other payables	1,155,750	481,432
Provision for off-balance commitments (Note 29)	5,101	35,208
	3,159,227	5,834,416
Other non-financial liabilities
Tax payables other than income tax payables	1,409,570	1,343,872
Other non-financial liabilities	26,087	417,087
	1,435,657	1,760,959
Total other liabilities	4,594,884	7,595,375

28. Share capital and reserves

Share capital

The total authorized share capital of the Bank represents 125,000 ordinary shares with nominal value of MNT 800,000 per share as at December 31, 2025 and 2024. The total number of issued shares as at December 31, 2025 and 2024 was 125,000 ordinary shares. All issued ordinary shares are fully paid. *

*	On August 20, 2025, the Bank consolidated 1,250,000,000 ordinary shares with nominal value of MNT 80 into 125,000 shares with nominal value of MNT 800,000, with no impact on the total value of ordinary shares amounting to MNT 100 billion. The share consolidation took effect on the same date. As a result, the shares issued and outstanding presented here are adjusted retroactively.

The Bank has one class of shares and each share carries one voting right. The distribution of dividend is subject to approval by the Board of Directors.

	Ordinary shares		Share premium
	2024	2025	2024	2025
	MNT’000	MNT’000	MNT’000	MNT’000
At January 1	100,000,000	100,000,000	(1,443,178)	(2,903,178)
Repurchase of treasury stocks	—	—	—	(3,276,149)
Reissuance of shares	—	—	(1,460,000)	—
At December 31	100,000,000	100,000,000	(2,903,178)	(6,179,327)

	Treasury stock		Total share capital
	2024	2025	2024	2025
	MNT’000	MNT’000	MNT’000	MNT’000
At January 1	—	(3,558,255)	98,556,822	93,538,567
Repurchase of treasury stocks	(5,018,255)	(3,744,168)	(5,018,255)	(7,020,317)
Reissuance of shares	1,460,000	—	—	—
At December 31	(3,558,255)	(7,302,423)	93,538,567	86,518,250

On February 8, 2023, the Bank obtained approval from the Financial Regulatory Commission (“FRC”) to split 62,500,000 ordinary shares with nominal value of MNT 1,600 into 1,250,000,000 shares with nominal value of MNT 80, with no impact on the total value of ordinary shares amounting to MNT 100 billion. The share split took effect on the MSE on March 2, 2023, with the official request No.8 of the State Inspectorate of FRC.

BOGD BANK JSC

Notes to Financial Statements

28. Share capital and reserves (cont.)

In accordance with Board of Director’s resolution No. 24/12, dated February 2, 2024, the Bank has repurchased 58,627,900 treasury stock with nominal value of MNT 85 per share. Following the approval by the BOM, the Bank initiated the repurchase of treasury stocks through a broker company, Tavan Bogd Capital LLC, on February 20, 2024. The Bank paid brokerage fee of 0.7% of the total purchase shares, MNT 34,884,000 to Tavan Bogd Capital LLC. In accordance with BOD resolution on 24/88 dated 27 June 2024, the Bank reissued 18,250,000 shares with nominal value of MNT 80 per share for the total amount of MNT 1,460,000,000. No payment was received, and the Bank recorded this amount in the share premium.

Following the approval by the BOM, the Bank initiated the repurchase of 44,818,945 treasury stocks with nominal value of MNT 150 per share. The Bank has repurchased treasury stocks through a broker company, MSCD LLC, on April 17, 2025. The Bank paid brokerage fee of 0.01% of the total repurchase shares (MNT 1,008 thousand) to MSCD LLC.

In accordance with Board of Director’s resolution No. 25/71, dated August 20, 2025, the Bank has consolidated 10,000 shares into one share of the same type with a nominal value of MNT 80 per share, and fractional shares resulting from the consolidation were repurchased with a nominal value of MNT 150 per share. Following the approval by the BOM, the Bank initiated the repurchase of 1,871,289 treasury stocks through a broker company, MSCD LLC, on October 28, 2025. The Bank paid brokerage fee of 0.3% of the total repurchase shares (MNT 709 thousand) to MSCD LLC. The Bank has amended its Charter in accordance with Shareholders’ resolution No. 25/08 dated August 19, 2025.

In 2025, the Bank declared and distributed cash dividend of MNT 8,096,050,000 (2024: 6,976,622,000). The Bank distributed dividend per share of MNT 4.00 and MNT 2.80 in May and August 2025, respectively. In 2024, the Bank distributed dividend per share of MNT 2.81 and MNT 3.00 in April and July 2024, respectively.

Other reserves

	Fair value reserve with recycling	Regulatory reserve	Total
	MNT’000	MNT’000	MNT’000
At January 1, 2024	707,909	3,199,958	3,907,867
Net change in fair value	243,148	—	243,148
Provision for credit loss	(27,491)	—	(27,491)
Transfer to profit or loss upon disposal	(932,753)	—	(932,753)
Provision for regulatory reserve	—	907,304	907,304
At December 31, 2024	(9,187)	4,107,262	4,098,075

At January 1, 2025	(9,187)	4,107,262	4,098,075
Net change in fair value	1,075,603	—	1,075,603
Reversal of provision for credit loss	9,775	—	9,775
Transfer to profit or loss upon disposal	(74,169)	—	(74,169)
Provision for regulatory reserve	—	25,900	25,900
At December 31, 2025	1,002,022	4,133,162	5,135,184

Regulatory reserve represents additional provision required under BOM provisioning guidelines that is in addition to IFRS requirements.

29. Contingent liabilities and commitments

To meet the financial needs of customers, the Bank enters into various irrevocable commitments and contingent liabilities. Even though these obligations may not be recognised on the statements of financial position, they do contain credit risk and are therefore part of the overall risk of the Bank.

	2024	2025
	MNT’000	MNT’000
Credit related commitments
Uncovered guarantees	14,432,616	42,288,567
Undrawn credit card	3,743,152	10,870,555
	18,175,768	53,159,122

Capital related commitments
Property and equipment	97,670	-

BOGD BANK JSC

Notes to Financial Statements

29. Contingent liabilities and commitments (cont.)

The table below shows the ECL based on the Bank’s internal credit rating system:.

Impairment allowance for off balance commitments

	Guarantee	Undrawn credit cards	Total
	MNT’000	MNT’000	MNT’000
ECL allowance as at January 1, 2024	3,068	13,097	16,165
Charge/(reversal) for the year (Note 9)	398	(11,462)	(11,064)
At December 31, 2024	3,466	1,635	5,101

ECL allowance as at January 1, 2025	3,466	1,635	5,101
Charge for the year (Note 9)	29,730	377	30,107
At December 31, 2025	33,196	2,012	35,208

Contingent liabilities

Guarantees commit the Bank to make payments on behalf of customers in the event of a specific act, generally related to tender and bid auction. They generally carry the same risk as loans even though they are of a contingent nature. No material losses are anticipated as a result of these transactions.

Commitments

Commitments to extend credit represent contractual commitments to make loans and revolving credit. Commitments have fixed expiry dates or other termination clauses. Since commitments may expire without being drawn upon and require the customer to meet specific requirements, the total contract amounts do not necessarily represent future cash requirements.

Undrawn credit card

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Commitments to extend credit represent unused portions of authorized credit card. With respect to credit risk on commitments to extend credit, the Bank can be exposed to loss in an amount equal to the total unused credit commitments. However, the likely amount of loss is less than the total unused commitments since most commitments to extend credit are contingent upon customers maintaining certain specific credit standards.

Legal claims

Litigation is a common occurrence in the banking industry due to the nature of the business undertaken. The Bank has formal controls and policies for managing legal claims. Once professional advice has been obtained and the amount of loss can be reasonably estimated, the Bank makes provision to account for any adverse effects on its financial statements.

As at December 31, 2024 and 2025, there were no major litigations.

30. Risk management

30.1 Introduction

The main risks inherent in the Bank’s operations are credit risk, liquidity risk, foreign exchange risk, operational risk, all of which are controlled by the Bank’s Risk Management Department, an independent unit reporting directly to the Chief Executive Officer (“CEO”). The primary goal of risk management is to allocate capital to business segments commensurate with their risk/reward profiles and to maximize the Bank’s risk-adjusted return on capital through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. This process of risk management is critical to the Bank’s continuing profitability and each individual within the Bank is accountable for the risk exposures relating to his or her responsibilities.

BOGD BANK JSC

Notes to Financial Statements

30. Risk management (cont.)

The independent risk control process does not include business risks such as changes in the environment, technology and industry. They are monitored through the Bank’s strategic planning process.

The Bank has a clearly defined risk management framework which is not designed to eliminate the risk but to optimize the risk and return trade off. The risk management framework in place is to ensure that:

●	Individuals who manage the risks clearly understand the requirement and measurement system;

●	The Bank’s risk exposure is within the limits established by the Board of Directors (“BOD”);

●	The risk measured is in line with the business strategy as approved by the BOD;

●	The capital allocation is consistent with the risk of exposures; and

●	The Bank’s performance objectives are aligned with the risk appetite and tolerance.

Risk management structure

The BOD is responsible for the overall risk management approach and for approving the risk policy and credit policy which specify risk appetite and tolerances. However, there are separate independent bodies responsible for managing and monitoring risks.

Risk Management Committee (“RMC”)

RMC is responsible for anticipating and managing new and ongoing financial risk across business departments and maintaining appropriate limits on risk taking, adequate systems and standards for measuring operational risk, credit risk and performance, comprehensive risk reporting and management review process.

Board Audit Committee

The Board Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities for the integrity of the Bank’s financial statements and disclosures, its compliance with legal and regulatory requirements, and internal controls and functions.

Executive Management Committee

The Executive Management Committee consists of all the executive management of the Bank and is chaired by the CEO and holds monthly meetings to discuss and decide the Bank’s strategic issues and planning required for sustainable business management.

Asset and Liability Committee (“ALCO”)

ALCO is responsible for providing centralized asset and liability management of the funding, liquidity, foreign currency exposure, maturity and interest rate risks to which the Bank is exposed. The purpose of ALCO is to set up the asset and liability structure of the Bank’s balance sheet conducive for sustainable growth of the Bank, its profitability and liquidity through comprehensive management of the Bank’s assets and liabilities and monitoring of the foreign currency, interest rate and other market risks. ALCO is chaired by the First Deputy CEO.

BOGD BANK JSC

Notes to Financial Statements

30. Risk management (cont.)

Credit Committees

The Bank’s Credit Committee and Risk Management Department (“RMD”) are responsible for managing the Bank’s credit risk. The Bank’s Credit Committees structure was established to manage the Bank’s credit risk at various levels. The Bank has three types of credit committees for loan approval and monitoring:

1.	Credit committee is responsible for the overall credit policies and procedures of the Bank and currently approves all credit exposures up to MNT 3 billion, with the authorization of the Chief Executive Officer. Also, the current procedure provides for credit exposures over MNT 3 billion to be submitted and approved by the Board of Directors.

2.	Sub-Credit Committee approves credit exposures up to MNT 300 million, which are above approval limits of the rural Branches and credit units’ Credit Committees.

3.	Rural Branch Credit Committees approve loan proposals within their approved lending limits. Whereas, rural sub-branches don’t have independent credit committees as credit decision-making process is centralized at the rural Branch Credit Committees’ level.

Internal Audit

Risk management processes throughout the Bank are audited annually by the internal audit function, which examines both the adequacy of the procedures and the Bank’s compliance with the procedures. Internal audit discusses the results of all assessments with management, and reports its findings and recommendations to the Board Audit Committee.

Risk measurement and reporting system

The Bank’s risks are measured using a method which reflects both the expected loss likely to arise in normal circumstances and unexpected losses, which are an estimate of the ultimate actual loss based on statistical models.

The models make use of probabilities derived from historical experience, adjusted to reflect the economic environment.

Monitoring and controlling risks are primarily performed based on limits established by the Bank. These limits reflect the business strategy and market environment of the Bank as well as the level of risk that the Bank is willing to accept, with additional emphasis on selected industries. In addition, the Bank monitors and measures the overall risk bearing capacity in relation to the aggregate risk exposure across all risk types and activities.

Information compiled from all the businesses is examined and processed in order to analyse, control and identify early risks. This information is presented and explained to the BOD, ALCO, RMC and Credit Committees, and the head of each business departments. The reports include the aggregate credit exposure, credit metric forecasts, VaR, liquidity ratios and risk profile changes.

Both ALCO and RMC receive a comprehensive risk report every quarter which is designed to provide all the necessary information to assess and conclude on the risk exposure of the Bank. Bi-weekly briefing is presented to the ALCO on the utilisation of market limits, analysis of VaR and liquidity, and any other risk developments.

Risk mitigation

As part of its overall risk management, the Bank uses VaR and basis sensitivity analysis to measure and analyze exposures resulting from changes in interest rates, foreign currencies, credit risks, and exposures arising from forecast transactions.

The Bank actively utilizes collaterals and personal guarantees to reduce its credit risks.

BOGD BANK JSC

Notes to Financial Statements

30. Risk management (cont.)

Excessive Risk Concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographic region or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. The BOD’s Risk committee approves standards of limitations on sector concentration, individual creditor concentration, new product concentration and default ratio. Concentrations indicate the relative sensitivity of the Bank’s performance to developments affecting a particular industry or geographical location.

In order to avoid excessive concentrations of risk, the Bank’s policies and procedures include specific guidelines to focus on maintaining a diversified portfolio. Identified concentrations of credit risks are controlled and managed accordingly.

At the individual basis, BOM sets the standards of limitation as follows:

●	The maximum amount of the overall credit exposures issued and other credit-equivalent assets to an individual creditor and his/her related persons shall not exceed 20% of the equity of the Bank

●	The maximum amount of the credit exposures issued and other credit-equivalent assets shall not exceed 5% of the capital for one related person to the Bank, and the aggregation of overall lending to the related persons shall not exceed 20% of the equity of the Bank.

The Bank’s policy requires it to maintain sufficient liquidity corresponding to the level of deposit concentration.

30.2 Credit risk

Credit risk is the risk that the Bank could incur a loss because its customers, clients or counterparties fail to fulfill their contractual obligations. The Bank manages and controls credit risk by carefully screening credit applications, setting interest rate adjusted for risk level, and setting limits on credit exposures for individual counterparties, geographical area, and industry, and monitoring exposures in relation to such limits.

The Bank has established a credit quality review process to provide early identification of possible changes in the creditworthiness of counterparties, including regular collateral revisions. The credit quality review process allows the Bank to identify potential losses and take early corrective actions.

The Bank regularly examines and improves credit policies and procedures to keep its lending activities in line with the best practice.

Credit-related Commitments Risks

The Bank makes available to its customers guarantees and standby letters of credit, which may require the Bank to make payments on their behalf. Such payments, if made, are collected from customers based on the terms of the particular letters of guarantee. These commitments expose the Bank to similar risks as loans; therefore the related risks are managed by the same procedures and policies.

BOGD BANK JSC

Notes to Financial Statements

30. Risk management (cont.)

Impairment assessment

Definition of default, impaired and cure

The Bank considers exposure to be in default for ECL calculations in all cases when the borrower becomes 90 days past due on its contractual payments, or where the obligor is unlikely to repay the exposure fully without the Bank’s realisation of collaterals. As part of the qualitative assessment of whether an exposure is credit-impaired, the Bank also considers a variety of instances that may indicate unlikeliness to pay. When such events occur, the Bank carefully considers whether the event should result in treating the customer as defaulted and therefore assessed as Stage 3 for ECL calculations or whether Stage 2 is appropriate. Such events include:

●	The debtor’s exposure to the Bank is more than 90 days past due

●	The loan was misappropriated, fraudulent documents were created or used, or the Bank was defrauded in any form

●	Collateral has been damaged, destroyed, ownership disputes arose regarding the collateral, or it was double-pledged

●	Conflict of interest exists or there was bribery related to loan appraisal or approval

●	The debtor has been convicted of a crime

●	Specified collection measures have proven ineffective

●	Occurrence of an event of impairment (default) on the reporting date that affected classification of other financial instruments of the debtor to Stage 3. At the same time, cross-default of loans of the same borrower which relate to different segments (“business loans to corporations” and “project loans to legal entities”) is not taken into consideration.

It is the Bank’s policy to consider a financial instrument as ‘cured’ and therefore re-classified out of Stage 3 when none of the default criteria have been present. The decision whether to classify an asset as Stage 2 or Stage 1 once cured depends on the updated credit grade, at the time of the cure, and whether this indicates there has been a significant increase in credit risk compared to initial recognition.

The Bank’s internal rating and PD estimation process

The Bank’s Risk management division operates its internal rating models on consumer and mortgage loans. The models incorporate both qualitative and quantitative information and, in addition to information specific to the borrower, utilise supplemental external information that could affect the borrower’s behaviour. When practical, they build on information from international rating agencies, such as Moody’s. These information sources are then used to determine the stage classification of the exposure.

The probability of default (“PD”) for loans and advances to customers is derived from historical data and adjusted to incorporate forward looking information using available forecasts projected from relevant macroeconomic factors, when applicable. For loans and advances to customers assessed on a collective basis, the PD is derived through a regression analysis of the repayment history of the collective portfolio of loans. The resulting coefficients are applied to delinquency parameters of each loan at the reporting date, such as overdue amounts, to determine the probability that its obligor is unlikely to repay the exposure in full without the Bank’s realisation of collateral. For loans and advances to customers assessed on an individual basis and financial assets other than loans and advances, the PD is derived based on rating matrices and are derived using international credit ratings of the counterparties.

Treasury, trading and interbank relationships

The Bank’s treasury, trading and interbank relationships and counterparties comprise financial services institutions, banks, broker-dealers, exchanges and clearing-houses. For these relationships, the Bank’s Treasury department analyses publicly available external information such the ratings of international rating agencies, e.g. Moody’s, and assigns the internal rating.

BOGD BANK JSC

Notes to Financial Statements

30. Risk management (cont.)

Business loans

For business loans, the credit risk assessment takes into account various historical, current and forward-looking information such as:

●	Historical financial information together with forecasts and budgets prepared by the client. This financial information includes realised and expected results, solvency ratios, liquidity ratios and any other relevant ratios to measure the client’s financial performance. Some of these indicators are captured in covenants with the clients and are, therefore, measured with greater attention.

●	Any publicly available information on the clients from external parties.

●	Any macro-economic or geopolitical information relevant to the portfolio.

●	Any other objectively supportable information on the quality and abilities of the client’s management relevant for the Bank’s performance.

The complexity and granularity of the rating techniques varies based on the exposure of the Bank and the complexity and size of the customer. Some of the less complex small business loans are rated within the Bank’s models for retail products.

Consumer loan and Mortgage loan

Consumer and mortgage loans include all types of consumer loans, credit cards, and mortgage loans. Risk rating of these loan products and some of the small business loans is assessed by a methodology to determine the probability of overdue. Herein: demographics, credit history of loan applicants, collateral, current income levels, changes in account income, outstanding liabilities and desired loan conditions.

The bank’s internal credit rating

The credit quality of financial assets is managed by the Bank using internal credit ratings. It is the Bank’s policy to maintain accurate and consistent risk grades across the credit portfolio. This facilitates the management of the applicable risks and the comparison of credit exposures across all lines of loan products. The grading system is supported by a variety of financial and statistical analytics, combined with processed portfolio and market information to provide the main inputs for the measurement of counterparty risk. All risk grades are tailored to the various loans exposures and are derived in accordance with the Bank’s grading policy across all risk groupings reflecting varying degrees of risk of default and the availability of collateral or other credit risk mitigation. The credit quality of financial assets other than loans and advances to customers are classified based on Moody’s ratings or equivalents of Standard and Poor’s and/or Fitch rating.

The Bank’s internal credit rating

Internal rating	Internal rating description
Stage 1	Current Past due no more than 30 days
Stage 2	Past due no more than 90 days
Stage 3	Past due more than 90 days, or meets specified conditions

Exposure at default

The exposure at default (EAD) represents the estimated gross carrying amount of the financial instruments subject to the impairment calculation, addressing both the client’s ability to increase its exposure while approaching default and potential early repayments too. EAD for credit cards and other revolving facilities is set out in Note 2.4.

BOGD BANK JSC

Notes to Financial Statements

30. Risk management (cont.)

To calculate the EAD for a Stage 1 loan, the Bank assesses the possible default events within 12 months for the calculation of the 12mECL. For Stage 2 and Stage 3 financial assets, the exposure at default is considered for events over the lifetime of the instruments.

The 12-month and lifetime EADs are determined based on the expected payment profile, which varies by product type:

●	For amortising product and bullet repayment loans, this is based on the contractual repayments owed by the borrower over 12 month or lifetime basis. This will also be adjusted for any expected overpayments or expected delays in payment made by borrower. Early repayment/refinance assumptions are also incorporated into the calculation.

●	For the revolving products assessed on an individual basis, EAD is estimated using utilisation factor by applying to the total limit. For revolving products assessed on a collective basis, a conservative approach is applied whereby the EAD is calculated assuming full utilization of the available credit limit at the reporting date.

Loss given default

Loss given default (LGD) values are assessed annually by credit risk analysts from Risk management division. LGD represents the Bank’s expectation of the extent of loss on defaulted exposure. LGD varies by type of counterparty, type and seniority of claim and availability of collateral or other credit support. LGD is expressed as a percentage loss per unit of exposures at the time of default.

LGD is calculated on a 12-month or lifetime basis, where 12-month LGD is the percentage of loss expected to be made if the default occurs in the next 12 months and lifetime LGD is the percentage of loss expected to be made if the default occurs over the remaining expected lifetime of the loan.

LGD varies over time depending on the estimated timing and amount of payments and the value of collateral. The key elements of the LGD calculation are:

●	Time dimension (accounting for the financial impact of delays in payment and the time required for collateral realisation, reflected through discounting.) and

●	The segmentation of the exposure into secured and unsecured portions, based on the enforceable value of collateral.

In the absence of collateral for the financial instrument and sufficient historical data on default, the Bank applies expert judgment. Depending on the circumstances and completeness of the data at the reporting date, the Bank applies historical data approach or historical data from external sources to determine the LGD calculation in stages.

Significant increase in credit risk

The Bank continuously monitors all assets subject to ECL. In order to determine whether an instrument or a portfolio of instruments is subject to 12mECL or LTECL, the Bank assesses whether there has been a significant increase in credit risk since initial recognition.

The Bank applies qualitative method for triggering a significant increase in credit risk for an asset, such as the account becoming forborne. In certain cases, the Bank may also consider that events explained in “Definition of default” are a significant increase in credit risk as opposed to a default. Regardless of the change in credit grades, if contractual payments are more than 30 days past due, the credit risk is deemed to have increased significantly since initial recognition.

BOGD BANK JSC

Notes to Financial Statements

30. Risk management (cont.)

When estimating ECL on a collective basis for a group of similar assets, the Bank applies the same principles for assessing whether there has been a significant increase in credit risk since initial recognition.

Grouping financial assets measured on a collective basis

As explained in Note 2.4 “Overview of the ECL principles” dependant on the factors below, the Bank calculates the allowance for ECL either on collective or individual basis.

Asset classes where the Bank calculates ECL on an individual basis include outstanding balance of more than MNT 100 million Stage 3 borrowers by outstanding balance regardless of the loan portfolio, if availability of information is sufficient.

Asset classes where the Bank calculates ECL on a collective bases include all the remaining exposures not assessed individually. The bank groups these exposures into smaller portfolios, based on loan purpose and product:

●	Business loans

●	Mortgage loans

●	Consumer loans

Analysis of inputs to ECL model — forward looking information

The Bank has incorporated the effect of future macroeconomic developments into the ECL by applying forward-looking information on the components of the ECL. A simple linear model was built to analyse the relationship between the observed market default rates and macroeconomic variables. The data set includes the historical default rate information from international rating agencies, such as Moody’s, as well as macroeconomic indicators from the International Monetary Fund. The model selects the macroeconomic factors that show highest correlation with the default rate.

In terms of the methodology, correlation analysis was conducted initially to preselect the suitable macroeconomic variables. Then coefficients were estimated applying simple regression analysis. From the estimated coefficients and forecasts, adjustment factors to incorporate forward-looking information into the components of the ECL were derived as the ratio between the predicted ECL parameters and historical ECL parameters.

Overview of modified and forborne loans

From a risk management point of view, once an asset is forborne or modified, the Bank’s special department for distressed assets continues to monitor the exposure until it is completely and ultimately derecognised.

The table below includes Stage 2 and 3 assets that were modified due to a credit issue and, therefore, treated as forborne during the period, with the related modification loss suffered by the Bank, if any.

The table below shows the gross carrying amount of restructured financial assets with corresponding ECL for the years ended December 31, 2024 and 2025, as follow:

	2024	2025
	MNT’000	MNT’000
Restructured loans:
Gross carrying amount	3,497,028	1,012,124
Corresponding ECL	6,668	-

Analysis of risk concentration

Disclosure of maximum exposure for credit risk based on the Bank’s internal credit rating system and year-end stage classification are disclosed in Note 17 where relevant.

BOGD BANK JSC

Notes to Financial Statements

30. Risk management (cont.)

The table below shows the analysis per industry sector of the Bank’s loans and advances to customers (Note 17) in gross amounts, before taking into account the fair value of the loan collateral held or other credit enhancements.

	Gross maximum exposure
	2024		2025
	MNT’000%		MNT’000%
Financial and insurance services	190,378,092	33%	139,396,604	21%
Construction	70,546,765	12%	103,611,157	16%
Real estate	76,544,440	13%	90,344,644	14%
Consumer	54,822,535	10%	70,695,059	11%
Wholesale and retail trade	65,286,307	11%	68,357,525	11%
Other service	57,916,621	10%	67,811,548	10%
Transportation and warehousing services	11,690,023	2%	41,437,520	6%
Electricity and fuel	890,926	0%	21,633,075	3%
Manufacturing	19,804,660	3%	15,848,233	2%
Others	17,889,304	3%	13,084,206	2%
Telecommunication	2,986,036	1%	10,697,737	2%
Hotel, accommodation and catering services	5,355,906	1%	3,022,089	1%
Health	2,937,476	1%	2,549,061	1%
Education	1,989,730	0%	1,233,510	0%
Agriculture	943,236	0%	909,118	0%
Arts and games	1,016,591	0%	810,671	0%
Management and support	1,805,082	0%	336,239	0%
Total	582,803,730	100%	651,777,996	100%

Collateral and other credit enhancements

The amount and type of collateral required depends on the assessment of the credit risk of the borrower or counterparty and the type of loan granted. The main types of collateral obtained are as follows:

●	corporate lending: charges over real-estate properties, inventories, plant and equipment, machineries and vehicles;

●	small business lending: charges over real estate properties and inventories;

●	consumer lending: charges over automobiles and assignment of income; and charges over real estate properties;

●	residential mortgages: mortgages over residential properties.

The Bank regularly monitors the market value of collateral and requests additional collateral when necessary in accordance with the underlying agreement.

It is the Bank’s policy to dispose of repossessed properties in an orderly fashion. The proceeds are used to reduce or repay the outstanding claim. The Bank does not occupy repossessed properties for business use.

BOGD BANK JSC

Notes to Financial Statements

30. Risk management (cont.)

Disclosure of the maximum exposure for credit risk per categories based on the Bank’s internal credit rating system and year end stage classification are further disclosed in Note 17. Where financial instruments are recorded at fair value the amounts shown in Note 15 represent the current credit risk exposure but not the maximum risk exposure that could arise in the future as a result of changes in values.

The table below summarise the Bank’ collateral for loans and advances to customers:

	Gross carrying amount	Collateral value
	MNT’000	MNT’000
December 31, 2024
Business loan	287,014,033	782,914,674
Consumer loan	238,899,240	233,776,139
Mortgage loan	56,890,457	113,685,283
	582,803,730	1,130,376,096
December 31, 2025
Business loan	361,357,142	726,903,566
Consumer loan	230,166,494	437,113,812
Mortgage loan	60,254,360	425,523,857
	651,777,996	1,589,541,235

Offsetting financial assets and financial liabilities

The disclosure set out in the following table include financial assets and financial liabilities that (i) are offset in the Bank’s statements of financial position; or (ii) are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the statements of financial position.

		Gross amounts of recognised financial	Net amounts of financial	Related amounts no offset in the statements of financial position
	Gross amounts of recognised financial assets	liabilities offset in the statements of financial position	assets presented in the financial position	Financial instruments (including non-cash collateral)	Cash collateral pledged	Net amount
	MNT’000	MNT’000	MNT’000	MNT’000	MNT’000	MNT’000
December 31, 2024
Liabilities
Repurchase agreements	(92,146,247)	—	(92,146,247)	92,146,247	—	—

December 31, 2025
Assets
Reverse repurchase agreements	14,054,885	—	14,054,885	(14,054,885)	—	—
Liabilities
Repurchase agreements	(32,055,531)	—	(32,055,531)	32,055,531	—	—

30.3 Liquidity risk

Liquidity risk is the risk that the Bank will be unable to meet its payment obligations when they fall due under normal and stressed circumstances. To limit this risk, management has arranged diversified funding sources in addition to its core deposit base, manages assets with liquidity in mind, and monitors future cash flows and liquidity on a daily basis. This incorporates an assessment of expected cash flows and the availability of high grade collateral which could be used to secure additional funding if required. The Bank always holds sufficient amount of liquid assets which is much higher than the level required by the BOM. In addition, the Bank complies with the reserve requirement of 13 - 18 (2024: 11-16) percent of customer deposits based on average period of two weeks.

BOGD BANK JSC

Notes to Financial Statements

30. Risk management (cont.)

Analysis of financial assets and financial liabilities by remaining contractual maturities

The table below summarizes the maturity profile of the Bank’s financial assets and liabilities at December 31, 2024 and 2025 based on contractual undiscounted repayment obligations. However, the Bank expects that many customers will not request repayment on the earliest date the Bank could be required to pay and the table does not reflect the expected cash flows indicated by the Bank’s deposit retention history.

At December 31, 2024	On demand	Less than 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	Over 5 years	Total	Carrying amount
	MNT’000	MNT’000	MNT’000	MNT’000	MNT’000	MNT’000	MNT’000	MNT’000
Cash and balances with BOM	103,580,566	83,000,000	—	—	—	—	186,580,566	186,154,472
Due from banks	9,933,623	128,895,570	—	1,711,395	—	—	140,540,588	140,317,279
Financial investments	—	857,370	4,296,558	4,194,910	83,343,304	22,635,839	115,327,981	85,396,013
Derivative financial instruments	—	—	—	—	556,858	—	556,858	556,858
Loans and advances to customers	3,667,190	75,673,528	10,104,790	23,963,663	681,193,026	139,059,988	933,662,185	579,778,304
Other assets	21,231,731	1,440,131	100,000	300,000	416,590	—	23,488,452	23,488,452
Total financial assets	138,413,110	289,866,599	14,501,348	30,169,968	765,509,778	161,695,827	1,400,156,630	1,015,691,378

Due to banks and other financial institutions	—	130,655,426	—	—	—	—	130,655,426	130,539,362
Repurchase agreements	—	36,371,692	27,959,502	31,474,531	—	—	95,805,725	92,146,247
Due to customers	77,041,664	169,527,824	51,704,200	153,476,795	15,113,556	5,748,210	472,612,249	453,815,120
Derivative financial instruments	—	415,952	12,979	917,392	—	—	1,346,323	1,346,323
Borrowed funds	—	19,570,554	1,684,473	53,412,404	167,676,684	11,713,304	254,057,419	206,416,433
Other liabilities	608,230	2,161,753	363,110	26,134	—	—	3,159,227	3,159,227
Lease liabilities	—	529,511	526,247	991,039	2,207,223	—	4,254,020	3,211,160
Financial guarantees	14,432,616	—	—	—	—	—	14,432,616	14,432,616
Other undrawn commitments to lend	3,743,152	—	—	—	—	—	3,743,152	3,743,152
Total financial liabilities	95,825,662	359,232,712	82,250,511	240,298,295	184,997,463	17,461,514	980,066,157	908,809,640

BOGD BANK JSC

Notes to Financial Statements

30. Risk management (cont.)

At December 31, 2025	On demand	Less than 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	Over 5 years	Total	Carrying amount
	MNT’000	MNT’000	MNT’000	MNT’000	MNT’000	MNT’000	MNT’000	MNT’000
Cash and balances with BOM	118,324,988	43,102,441	-	-	-	-	161,427,429	161,131,425
Due from banks	-	332,641,025	-	-	-	-	332,641,025	330,530,254
Financial investments	-	15,336,048	13,608,631	13,608,631	154,002,311	29,569,647	226,125,268	150,288,144
Derivative financial instruments	-	1,034,298	401,138	1,676,649	12,468,562	-	15,580,647	11,157,570
Loans and advances to customers	674,253	69,504,093	10,872,636	49,220,033	691,251,692	242,761,273	1,064,283,980	649,997,537
Other assets	15,806,076	1,659,386	100,000	316,590	-	-	17,882,052	17,882,052
Total financial assets	134,805,317	463,277,291	24,982,405	64,821,903	857,722,565	272,330,920	1,817,940,401	1,320,986,982

Due to banks and other financial institutions	-	300,022,164	-	-	-	-	300,022,164	299,148,662
Repurchase agreements	-	32,161,105	-	-	-	-	32,161,105	32,055,531
Due to customers	80,160,433	190,664,664	64,656,649	188,525,841	23,580,412	5,766,887	553,354,886	519,313,314
Derivative financial instruments	-	44,839	-	360,397	1,469,885	-	1,875,121	1,605,439
Borrowed funds	-	11,608,556	3,252,819	73,585,931	278,080,783	-	366,528,089	299,426,679
Other liabilities	3,342,777	2,491,639	-	-	-	-	5,834,416	5,834,416
Lease liabilities	-	355,370	340,917	615,229	2,810,514	-	4,122,030	2,966,332
Financial guarantees	42,288,567	-	-	-	-	-	42,288,567	42,288,567
Other undrawn commitments to lend	10,870,555	-	-	-	-	-	10,870,555	10,870,555
Total financial liabilities	136,662,332	537,348,337	68,250,385	263,087,398	305,941,594	5,766,887	1,317,056,933	1,213,509,495

30.4 Market risk

The Bank takes exposure to market risk, which is the risk to incur losses of income and assets due to the market adverse movements in interest rate and foreign currency of on and off-balance sheet positions owned by the Bank. Market risk management shall be aimed at creating the most optimal balance sheet structure, which earns the highest net interest income.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect bank’s profitability, future cash flows or the fair values of financial instruments. The Bank’s lending, funding and investment activities give rise to interest rate risk. The immediate impact of variation in interest rate is on Bank’s net interest income, while a long term impact is on the Bank’s net worth since the economic value of the Bank’s assets, liabilities and off-balance sheet exposures will be affected. Management has established limits on the interest rate gaps for stipulated periods. Positions are monitored on a daily basis and hedging strategies are used to ensure positions are maintained with the established limits.

BOGD BANK JSC

Notes to Financial Statements

30. Risk management (cont.)

The following table demonstrates the sensitivity to a reasonable possible change in interest rates, with all other variables held constant, of the Bank’s profit or loss. The sensitivity of the profit or loss is the effect of the assumed changes in interest rates on the net interest income for one year, based on the floating rate financial assets and financial liabilities held at December 31, 2024 and 2025.

	Sensitivity on profit
Change in basis points	2024	2025
	MNT’000	MNT’000
+/- 100	+/- 729,331	-/+ 1,385,240

Currency risk

ALCO sets limits on the level of exposure by currencies, which are monitored on a frequent basis. The Bank manages its currency risk primarily through ensuring compliance with the prudential ratio for foreign currency open position established by the BOM and through assessing the impact of foreign currency exchange rate movements on the Bank’s liquidity and profitability. Also the Bank uses limits, calculated using Value-at-Risk method, for foreign exchange risk management. ALCO approves stop loss limits for overall currency positions on a quarterly basis. Risk Management Department oversees that the currency exchange operations are managed within the approved limits.

The table below summarizes the Bank’s exposure to foreign exchange risk as at December 31, 2024 and 2025. Included in the table are the Bank’s financial assets and liabilities at carrying amounts, categorized by currencies.

At December 31, 2024	MNT	USD	Others	Total
	MNT’000	MNT’000	MNT’000	MNT’000
Financial assets
Cash and balances with BOM	144,945,021	37,550,034	3,659,417	186,154,472
Due from other banks and financial institutions	72,205,755	63,594,474	4,517,050	140,317,279
Financial investments	25,661,425	59,734,588	—	85,396,013
Derivative financial instruments	556,858	—	—	556,858
Loans and advances to customers	578,136,684	1,641,620	—	579,778,304
Other financial assets	1,953,215	21,535,237	—	23,488,452
Total	823,458,958	184,055,953	8,176,467	1,015,691,378

Financial liabilities
Due to banks and other financial institutions	53,424,109	70,295,499	6,819,754	130,539,362
Repurchase agreements	68,889,303	23,256,944	—	92,146,247
Due to customers	344,686,392	106,101,388	3,027,340	453,815,120
Derivative financial instruments	1,346,323	—	—	1,346,323
Borrowed funds	24,013,226	182,403,207	—	206,416,433
Lease liabilities	3,211,160	—	—	3,211,160
Other financial liabilities	2,932,667	6,801	219,759	3,159,227
Total	498,503,180	382,063,839	10,066,853	890,633,872

BOGD BANK JSC

Notes to Financial Statements

30. Risk management (cont.)

At December 31, 2025	MNT	USD	Others	Total
	MNT’000	MNT’000	MNT’000	MNT’000
Financial assets
Cash and balances with BOM	112,696,754	46,907,870	1,526,801	161,131,425
Due from other banks and financial institutions	179,477,161	145,200,469	5,852,624	330,530,254
Financial investments	28,111,748	122,176,396	—	150,288,144
Derivative financial instruments	11,157,570	—	—	11,157,570
Loans and advances to customers	649,965,517	32,020	—	649,997,537
Other financial assets	2,090,588	15,791,464	—	17,882,052
Total	983,499,338	330,108,219	7,379,425	1,320,986,982

Financial liabilities
Due to banks and other financial institutions	120,774,553	178,374,109	—	299,148,662
Repurchase agreements	500,137	31,555,394	—	32,055,531
Due to customers	438,362,599	78,852,846	2,097,869	519,313,314
Derivative financial instruments	1,605,439	—	—	1,605,439
Borrowed funds	55,118,631	244,308,048	—	299,426,679
Lease liabilities	2,966,332	—	—	2,966,332
Other financial liabilities	5,013,385	620,753	200,278	5,834,416
Total	624,341,076	533,711,150	2,298,147	1,160,350,373

Operational risk

The Bank defines operational risk as the risk of loss resulting from inadequate or ineffective internal processes, people or external events. Operational risk includes: internal fraud, external fraud, employment practices and workplace safety, product and service failure, damage to physical assets, business disruption and internal process failure risk. Operational risk excludes legal, compliance and information security risks as they are managed as separate risk categories. The risk management division directly inform operational risk report to the Management Committee and the BOD’s Risk Committee on quarterly basis.

Equity price risk

Equity price risk is the risk that the fair value of equities decreases as the result of changes in the level of equity indices and individual stocks. The trading equity price risk exposure arises from equity securities classified as FVPL. A 10 per cent increase in the value of Bank’s equities at FVPL at December 31, 2025 would have increased equity by MNT144 million (2024: MNT147 million). An equivalent decrease would have resulted in an equivalent but opposite impact and would cause a potential impairment, which would reduce profit before tax by approximately MNT144 million (2024: MNT147 million). The non-trading equity price risk exposure arises from equity securities classified as FVOCI and is disclosed in Note 31.

31. Fair value disclosures

Determination of fair value and fair value hierarchy

Fair value is the amount at which a financial assets and liabilities could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by an active quoted market price. Where quoted market prices are not available, the Bank used valuation techniques.

BOGD BANK JSC

Notes to Financial Statements

31. Fair value disclosures (cont.)

The following table shows an analysis of financial assets and liabilities recorded at fair value by level of the fair value hierarchy.

At December 31, 2024	Level 1	Level 2	Level 3	Total
	MNT’000	MNT’000	MNT’000	MNT’000
Financial assets
Debt instruments measured at FVOCI
Quoted government bond	23,387,706	—	—	23,387,706
Quoted corporate bonds	40,134,692	—	—	40,134,692
Unquoted corporate bonds	—	—	934,803	934,803
Equity instruments measured at FVPL:
Quoted equities	1,471,771	—	—	1,471,771
Financial assets at FVPL:
Loans and advances, at fair value	—	—	33,423,530	33,423,530
RMBS – senior and junior tranche, at fair value	—	—	7,756,931	7,756,931
ABS – junior tranche at fair value	—	—	196,164	196,164
Cross-currency swaps	—	556,858	—	556,858
Total	64,994,169	556,858	42,311,428	107,862,455

Financial liabilities
Financial liabilities at FVTPL
Cross-currency interest rate swap, net	—	1,346,323	—	1,346,323
	—	1,346,323	—	1,346,323

At December 31, 2025	Level 1	Level 2	Level 3	Total
	MNT’000	MNT’000	MNT’000	MNT’000
Financial assets
Debt instruments measured at FVOCI
Quoted Government bond	85,928,352	—	—	85,928,352
Quoted corporate bonds	36,248,044	—	—	36,248,044
Unquoted corporate bonds	—	—	3,532,602	3,532,602
Equity instruments measured at FVPL:
Quoted equities	1,455,814	—	—	1,455,814
Financial assets at FVPL:
Loans and advances, at fair value	—	—	38,930,075	38,930,075
RMBS – senior and junior tranche, at fair value	—	—	8,953,919	8,953,919
ABS – junior tranche at fair value	—	—	114,528	114,528
Cross-currency swaps	—	11,157,570	—	11,157,570
Total	123,632,210	11,157,570	51,531,124	186,320,904

Financial liabilities
Financial liabilities at FVTPL
Cross-currency interest rate swap, net	—	1,605,439	—	1,605,439
	—	1,605,439	—	1,605,439

BOGD BANK JSC

Notes to Financial Statements

31. Fair value disclosures (cont.)

Transfers between level 1, 2 and 3

There were no transfers between level 1, 2 and 3 of the fair value hierarchy for the assets and liabilities which are recorded at fair value.

The description of valuation technique and description of inputs used in the fair value measurement for level 2 measurements at December 31, 2024 and 2025:

	Fair value		Valuation
	2024	2025	technique	Inputs
	MNT’000	MNT’000
Financial assets
Derivative financial instruments, net	556,858	11,157,570	Income approach	Cash flow projection, BOM Repo Rate, BOM Policy Rate, SOFR, Z-spread for USD bonds
Financial liability
Derivative financial instruments, net	1,346,323	1,605,439	Income approach	Cash flow projection, BOM Repo Rate, BOM Policy Rate, SOFR, Z-spread for USD bonds

There were no changes in valuation technique for level 2 recurring fair value measurements during the years ended December 31, 2024 and 2025.

The sensitivity to reasonably possible changes to inputs used in the fair value measurement for level 3 financial instrument is described below:

	Fair value	Reasonable change	Sensitivity of the input to FV	Valuation technique	Significant unobservable inputs
	MNT’000		MNT’000
At December 31, 2024

Loans and advances to customers at FVPL	33,423,530	+100bps	-463,580	Income approach, option pricing model	Credit-adjusted discount rate
		-100bps	+498,249
RMBS	7,756,931	+100bps	-445,037	Income approach	Credit-adjusted discount rate
		-100bps	+507,955
ABS	196,164	+100bps	-3,765	Income approach	Credit-adjusted discount rate
		-100bps	+3,905
Unquoted corporate bonds	934,803	+100bps	-2,241	Income approach	Credit-adjusted discount rate
		-100bps	+2,268

At December 31, 2025

Loans and advances to customers at FVPL	38,930,075	+100bps	-525,716	Income approach, option pricing model	Credit-adjusted discount rate
		-100bps	+547,718
RMBS	8,953,919	+100bps	-513,156	Income approach	Credit-adjusted discount rate
		-100bps	+583,566
ABS	114,528	+100bps	-2,089	Income approach	Credit-adjusted discount rate
		-100bps	+2,156
Unquoted corporate bonds	3,532,602	+100bps	-28,366	Income approach	Credit-adjusted discount rate
		-100bps	+28,842

BOGD BANK JSC

Notes to Financial Statements

31. Fair value disclosures (cont.)

There were no changes in valuation techniques during the years ended December 31, 2024 and 2025.

Movements in fair value measurements within Level 3 during the years:

	2024	2025
	MNT’000	MNT’000
Loans and advances to customer at FVPL
At January 1	14,814,369	33,423,531
Addition	20,639,618	17,354,283
Sold	(339,496)	(10,199,116)
Repayment of principal	(1,743,947)	(1,667,950)
Accrued interest	112,514	128,614
Repayment of interest receivable	(59,528)	(112,514)
At December 31	33,423,530	38,926,848

Unquoted equity securities
At January 1,	2,800,000	—
Sold	(2,800,000)	—
At December 31	—	—

Residential mortgage-backed securities
At January 1	8,428,268	7,756,931
Addition	—	8,742,200
Sold	(517,700)	(7,484,300)
Accrued interest	716,667	758,326
Repayment of interest receivables	(870,304)	(819,238)
At December 31	7,756,931	8,953,919

ABS
At January 1	794,528	196,164
Sold	(567,700)	(82,700)
Accrued interest	30,831	16,079
Repayment of interest receivable	(61,495)	(15,015)
At December 31	196,164	114,528

Unquoted corporate bonds
At January 1	—	934,803
Addition	5,458,886	20,996,886
Sold	(4,665,491)	(18,597,307)
Foreign exchange adjustments	74,678	282,169
Accrued interest	447,766	601,857
Repayment of interest receivable	(381,036)	(685,806)
At December 31	934,803	3,532,602

BOGD BANK JSC

Notes to Financial Statements

31. Fair value disclosures (cont.)

Fair value of financial assets and liabilities not carried at fair value

The following describes the methodologies and assumptions used to determine fair values for those financial instruments which are not already recorded at fair value in the financial statements:

Assets for which fair value approximates carrying value

For financial assets and financial liabilities that are liquid or have short term maturity (less than one year), it is assumed that the carrying amounts approximate to their fair value. Based on fair value assessments performed by the management, the estimated fair values of due from banks of more than one year approximate their carrying amounts as shown in the statements of financial position. This is due principally to the fact that the current market rates offered for similar deposit products do not differ significantly from market rates at inception.

Fixed rate financial instruments

The fair value of fixed rate financial assets and liabilities carried at amortised cost are estimated by comparing market interest rates when they were first recognised with current market rates offered for similar financial instruments available in Mongolia. There is no significant difference between the carrying amount and the fair value.

32. Related party disclosures

As at December 31, 2024 and 2025, the main related parties to the Bank are as follows:

Name of Related Party	Relationship to the Bank
a. Bogd Global Partners LLC (formerly known as:Bodi Capital LLC)	Shareholder
Bogd Capital Investment LLC	Shareholder
Other minority shareholders (2024: 20.39%; 2025: 13.42%)	Shareholder

b. Companies and individuals	Fellow subsidiaries and other related parties

c. Individuals	Beneficial owners and their immediate families

d. Executive management and Board of Directors	Key management personnel

Transactions with key management personnel of the Bank

The aggregate remuneration of directors and members of the Board of Directors during the year, paid by the Bank, was as follows:

	2024	2025
	MNT’000	MNT’000
Short-term benefits:
Salaries and other allowances	1,536,725	1,646,061
Contribution to social and health fund	184,096	201,023
	1,720,821	1,847,084

Key management personnel — Key management personnel are those individuals who have the authority and responsibility for planning and exercising power to directly or indirectly control the activities of the Bank and its employees. The Bank considers the members of the Board of Directors, Executive officers and their immediate relatives to be related parties.

BOGD BANK JSC

Notes to Financial Statements

32. Related party disclosures (cont.)

As at December 31, 2024 and 2025, balance due to/from the related parties were as follows:

	Outstanding balances
	Deposits and current account	Loans and advances	Financial investments and other assets	Undrawn credit card and guarantee
	MNT’000	MNT’000	MNT’000	MNT’000
At December 31, 2024
Bogd Global Partners LLC	6,156	—	920,000	—
Bogd Capital Investment LLC	18,051	—	—	—
Bodi Insurance JSC	73,150	18,823	1,023,226	39,356
Bodi LLC	41	—	—	—
Bodi Tower LLC	23,210	6,811,009	—	—
Other related parties	1,435,410	5,145,936	105,000	—
Beneficial owners and their immediate families	1,038,255	2,387,897	—	—
Key management personnel	3,595,011	2,616,539	—	—
Total	6,189,284	16,980,204	2,048,226	39,356

At December 31, 2025
Bogd Global Partners LLC	6,874	—	770,000	—
Bogd Capital Investment LLC	32,426	—	—	—
Bodi Insurance JSC	101,379	8,981	979,329	44,105
Bodi LLC	206	—	—	—
Bodi Tower LLC	35,241	7,190,803	—	7,119
Bodi Financial LLC	990
Other related parties	4,816,558	6,896,720	105,000	—
Beneficial owners and their immediate families	1,179,282	24,351	—	—
Key management personnel	2,273,456	2,517,179	—	—
Total	8,446,412	16,638,034	1,854,329	51,224

	Transactions
	Interest expense on deposit	Interest income on loans and advances	Services obtained	Received dividend and other income
	MNT’000	MNT’000	MNT’000	MNT’000
At December 31, 2024
Bogd Capital Investment LLC	—	—	3,000	—
Bodi Insurance JSC	12,059	3,891	57,627	30,993
Bodi LLC	—	3,492	—	—
Bodi Tower LLC	3,495	998,993	1,145,023	—
Other related companies	86,473	1,091,481	500,000	144,395
Beneficial owners and their immediate families	42,461	409,124	—	—
Key management personnel	193,293	237,292	—	—
Total	337,781	2,744,273	1,705,650	175,388

BOGD BANK JSC

Notes to Financial Statements

32. Related party disclosures (cont.)

	Transactions
	Interest expense on deposit	Interest income on loan and advances	Services obtained	Received dividend and other income
	MNT’000	MNT’000	MNT’000	MNT’000
At December 31, 2025
Bogd Capital Investment LLC	—	—	—	—
Bodi Insurance JSC	72,547	6,777	—	57,608
Bodi LLC	—	—	—	—
Bodi Tower LLC	1,845	1,279,675	—	—
Other related companies	116,642	775,056	1,549,146	—
Beneficial owners and their immediate families	57,016	111,950	—	—
Key management personnel	176,562	241,801	—	—
Total	424,612	2,415,259	1,549,146	57,608

Terms and conditions of transactions with related parties

The above outstanding balances and transactions arose in the ordinary course of business. Outstanding balances except for financial investments and loans and advances to related parties at the period-end are unsecured.

33. Maturity analysis of assets and liabilities

The table shows an analysis of assets and liabilities analysed according to when they are expected to be recovered or settled as at December 31, 2024 and 2025. See Note 30 ‘Liquidity risk and funding management’ for the Bank’s contractual undiscounted repayment obligations.

At December 31, 2024	Less than 12 months	More than 12 months	Total
	MNT’000	MNT’000	MNT’000
Assets
Cash and balances with BOM	186,154,472	—	186,154,472
Due from other banks and financial institutions	140,317,279	—	140,317,279
Financial investments	933,832	84,462,181	85,396,013
Derivative financial instruments	—	556,858	556,858
Loans and advances to customers	108,366,488	471,411,816	579,778,304
Other assets	32,036,227	638,117	32,674,344
Assets held for sale	32,469,935	—	32,469,935
Property and equipment	—	4,820,835	4,820,835
Right-of-use assets	—	3,273,780	3,273,780
Intangible assets	—	1,491,954	1,491,954
Total assets	500,278,233	566,655,541	1,066,933,774

Liabilities
Due to banks and other financial institutions	130,539,362	—	130,539,362
Repurchase agreements	92,146,247	—	92,146,247
Due to customers	436,792,892	17,022,228	453,815,120
Derivative financial instruments	428,930	917,393	1,346,323
Borrowed funds	29,605,559	176,810,874	206,416,433
Other liabilities	4,594,884	—	4,594,884
Lease liabilities	1,541,757	1,669,403	3,211,160
Income tax liabilities	3,821,552	—	3,821,552
Total liabilities	699,471,183	196,419,898	895,891,081
Net*	(199,192,950)	370,235,643	171,042,693

BOGD BANK JSC

Notes to Financial Statements

33. Maturity analysis of assets and liabilities (cont.)

At December 31, 2025	Less than 12 months	More than 12 months	Total
	MNT’000	MNT’000	MNT’000

Assets
Cash and balances with BOM	161,131,425	—	161,131,425
Due from other banks and financial institutions	330,530,254	—	330,530,254
Financial investments	18,604,739	131,683,405	150,288,144
Derivative financial instruments	2,444,690	8,712,880	11,157,570
Loans and advances to customers	121,098,233	528,899,304	649,997,537
Other assets	34,518,699	243,103	34,761,802
Assets held for sale	24,916,180	—	24,916,180
Property and equipment	—	4,339,282	4,339,282
Right-of-use assets	—	3,109,723	3,109,723
Intangible assets	—	1,599,406	1,599,406
Total assets	693,244,220	678,587,103	1,371,831,323

Liabilities
Due to banks and other financial institutions	299,148,662	—	299,148,662
Repurchase agreements	32,055,531	—	32,055,531
Due to customers	495,712,176	23,601,138	519,313,314
Derivative financial instruments	358,296	1,247,143	1,605,439
Borrowed funds	67,856,157	231,570,522	299,426,679
Other liabilities	7,595,375	—	7,595,375
Lease liabilities	806,520	2,159,812	2,966,332
Income tax liabilities	2,669,848	—	2,669,848
Total liabilities	906,202,565	258,578,615	1,164,781,180
Net*	(212,958,345)	420,008,488	207,050,143

*	Certain classification of financial assets and liabilities were based on contractual obligations. However, the Bank expects that many customers will not request repayment on the earliest date the Bank could be required to pay and the table does not reflect the expected cash flows indicated by the Bank’s deposit retention history.

34. Capital adequacy

The adequacy of the Bank’s capital is monitored using the rules and ratios established by BOM. During the years ended December 31, 2024 and 2025, the Bank complied in full with the capital requirements set by the regulatory body.

Capital management

The primary objectives of the Bank’s capital management are to ensure that the Bank complies with externally imposed capital requirements and that the Bank maintains healthy capital ratios to be able to absorb negative shocks. The Bank manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its activities.

35. Events after the reporting date

On February 12, 2026, the Board of Directors of the Bank decided to allocate 18 percent of the preliminary net profit after tax of the Bank for the second half of 2025, which is MNT 5,558,915 thousand, to shareholders of outstanding shares, and to distribute a cash dividend of MNT 44,471.00 per share. The registration date for the list of shareholders eligible to receive dividends has been set as February 16, 2026 and dividend payments have been transferred to the shareholders accounts through Mongolian Central Securities Depository LLC within 5 days after getting approval from the BOM.

On June 3, 2026, the Bank successfully completed the issuance of US$75 million aggregate principal amount of 9.50% Senior Bonds due 2029 (the “Bonds”), which are listed on the Vienna Stock Exchange. The Bonds bear interest at a fixed rate of 9.50% per annum, payable semi-annually in arrears, and will mature in 2029, when the outstanding principal will be repaid in full unless earlier redeemed in accordance with the terms of the Indenture. The issuance was completed in compliance with all applicable laws and regulations, and the Bank continues to comply with all applicable prudential requirements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against fraud or dishonesty.

Pursuant to our Amended and Restated Articles, the directors, alternate directors, secretary and other officers for the time being of the Company and the trustees (if any) for the time being acting in relation to any of the affairs of the Company, and their respective executors or administrators, shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their executors or administrators, shall or may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their own dishonesty, willful default or fraud, and none of them shall be answerable for the acts, receipts, neglects or defaults of any other of them, or for joining in any receipt for the sake of conformity, or for any bankers or other persons with whom any moneys or effects of the Company shall be lodged or deposited for safe custody, or for the insufficiency or deficiency of any security upon which any moneys of the Company shall be placed out or invested, or for any other loss, misfortune or damage which may arise in the execution of their respective offices or trusts, or in relation thereto, except as the same shall happen by or through their own dishonesty, willful default or fraud.

Pursuant to the form of indemnification agreements will be filed as Exhibit 10.1 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act  may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

The shares were issued in reliance upon exemptions from registration under Section 4(a)(2) of the Securities Act. No underwriters were involved in these issuances of Ordinary Shares.

Name	Number of Ordinary Shares	Consideration
[●]	[●]	$	[●]

The foregoing issuances were exempt from registration under the Securities Act since they were transactions not involving a public offering. No underwriters were involved in these issuances of Shares. Other than disclosed herein, we did not issue any securities in the past three years.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	That, for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed by the registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(8)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mongolia, on [●].

Bogd FT Limited

By:
Saruul Ganbaatar
Chief Executive Officer (Principal Executive Officer)

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Saruul Ganbaatar and BatUlzii Molomjamts and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this amended Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chairman of the Board of Directors	[●], 2026
Boldkhuyag Luvsanvandan

	Chief Executive Officer and Director	[●], 2026
Saruul Ganbaatar	(Principal Executive Officer)

	Chief Financial Officer	[●], 2026
BatUlzii Molomjamts	(Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on [●].

[●]

By:
Name:
Title:

EXHIBIT INDEX

Exhibit No.	Description of document
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association, as currently in effect
3.2*	Form of Amended and Restated Memorandum and Articles of Association (to be effective in connection with the completion of this Offering)
4.1*	Specimen Ordinary Share Certificate
5.1*	Opinion of Appleby, Cayman Islands counsel of the Registrant, regarding the validity of Ordinary Shares being registered
8.1*	Opinion of Appleby, Cayman Islands counsel of the Registrant, regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
14.1*	Code of Business Conduct and Ethics of the Registrant
14.2*	Clawback Policy of the Registrant
14.3*	Insider Trading Policy of the Registrant
14.4*	Executive Compensation Recovery Policy
21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of AOGB CPA Limited
23.2*	Consent of Khanlex Partners LLP
23.3*	Consent of Appleby (included in Exhibits 5.1)
23.4*	Consent of Bird & Bird ATMD LLP
24.1*	Power of Attorney (included in signature page hereto)
99.1*	Audit Committee Charter
99.2*	Compensation Committee Charter
99.3*	Nominating Committee Charter
99.4*	Director Nominee Consent of Phillipe Cahen
99.5*	Director Nominee Consent of Narantuya Jambalsuren
99.6*	Director Nominee Consent of [●]
107*	Calculation of Registration Fee

*	To be filed by amendment.